Registration No. 333-37883
                                  No. 811-08439


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                          Pre-Effective Amendment No. 1

                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
             SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM
                                     N-8B-2

               TRANSAMERICA OCCIDENTAL LIFE SEPARATE ACCOUNT VUL-1
                           (Exact Name of Registrant)

                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
                             1150 South Olive Street
                              Los Angeles, CA 90015
              (Address of Principal Executive Office of Depositor)


         Name and Address of Agent for Service:           Copies to:
         James W. Dederer, Esq.                           Stephen E. Roth, Esq.
      Executive Vice President, General Counsel Sutherland, Asbill & Brennan LLP

                  and Corporate Secretary         1275 Pennsylvania Avenue, N.W.
         Transamerica Occidental Life Insurance Company Washington, D.C. 20004 1150 South Olive Street
         Los Angeles, CA 90015


Approximate date of proposed public offering: as soon as practicable after the effective date of the Registration Statement.

Title of securities being registered: Flexible Payment Variable Life Insurance Policy.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), shall determine.

                      RECONCILIATION AND TIE BETWEEN ITEMS
                        IN FORM N-8B-2 AND THE PROSPECTUS

Item No. of
Form N-8B-2                                          Caption in Prospectus

1...........................................................  Cover Page
2...........................................................  Cover Page
3...........................................................  Not Applicable
4...........................................................  Distribution

5...........................................................  Description of Transamerica; The Separate Account
6...........................................................  The Separate Account
7...........................................................  Not Applicable
8...........................................................  Not Applicable
9...........................................................  Legal Proceedings
10..........................................................  Summary; Description ofTransamerica, The Separate
                                                              Account, The Portfolios; The Policy; Policy
                                                              Termination and Reinstatement; Other Policy
                                                              Provisions

11..........................................................  Summary; Investment Objectives and Policies
12                                                                     Summary;
13..........................................................  Summary;   Charges and Deductions
14..........................................................  Summary; Application for a Policy
15..........................................................  Summary; Application for a Policy;
                                                              Payments; Allocation of Net Payments
16..........................................................  The Separate Account; Payments; Allocation of Net
                                                              Payments
17..........................................................  Summary; Surrender; Partial Withdrawal;
                                                              Charges and Deductions; Policy
Termination and Reinstatement
18..........................................................  The Separate Account; Payments
19..........................................................  Reports; Voting Rights
20..........................................................  Not Applicable
21..........................................................  Summary; Policy Loans; Other Policy
                                                              Provisions

22..........................................................  Other Policy Provisions
23..........................................................  Not Required
24..........................................................  Other Policy Provisions
25..........................................................  Description of Transamerica
26..........................................................  Not Applicable
27..........................................................  Description of Transamerica
28..........................................................  Directors and Principal Officers of Transamerica
29..........................................................  Description of Transamerica
30..........................................................  Not Applicable
31..........................................................  Not Applicable
32..........................................................  Not Applicable
33..........................................................  Not Applicable
34..........................................................  Not Applicable
35..........................................................  Distribution
36..........................................................  Not Applicable
37..........................................................  Not Applicable
38..........................................................  Summary; Distribution
39..........................................................  Summary; Distribution
40..........................................................  Not Applicable
41..........................................................  Description of Transamerica, Distribution
42..........................................................  Not Applicable
43..........................................................  Not Applicable
44..........................................................  Payments; Policy Value and Cash

                                                              Surrender Value

45..........................................................  Not Applicable
46..........................................................  Policy Value; Surrender;

                                                              Federal Tax Considerations

47..........................................................  Description of Transamerica
48..........................................................  Not Applicable
49..........................................................  Not Applicable
50..........................................................  The Separate Account
51..........................................................  Cover Page; Summary; Charges and

                                                              Deductions; The Policy; Policy Termination  and
Reinstatement;  Other Policy Provisions
52..........................................................  Addition, Deletion or Substitution of
                                                              Investments
53..........................................................  Federal Tax Considerations
54..........................................................  Not Applicable
55..........................................................  Not Applicable
56..........................................................  Not Applicable
57..........................................................  Not Applicable
58..........................................................  Not Applicable
59..........................................................  Not Applicable


          INDIVIDUAL FLEXIBLE PAYMENT VARIABLE LIFE INSURANCE POLICIES
                                 FUNDED THROUGH

               TRANSAMERICA OCCIDENTAL LIFE SEPARATE ACCOUNT VUL-1
                OF TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY

Transamerica Occidental Life Separate Account VUL-1 ("Separate Account") is a separate investment account of Transamerica Occidental Life Insurance Company ("Transamerica"). Transamerica issues the individual flexible payment variable life insurance policies described in this prospectus ("Policies").


You may direct your net payments, as well as any value accumulated under the Policy, to up to seventeen sub-accounts of the Separate Account or to the Fixed Account, or to both. The money you place in each sub-account will be invested solely in a corresponding mutual fund investment portfolio ("portfolio"). The value of each sub-account will vary in accordance with the investment performance of the portfolio in which that sub-account invests. You bear the entire investment risk for all assets you place in the sub-accounts. This means that, depending on market conditions, the amount you invest in the sub-accounts may increase or decrease.
Currently, you may choose among the following sub-accounts:

Sub-Accounts
Janus Aspen Worldwide Growth Morgan Stanley UF International Magnum Dreyfus VIF Small Cap OCC Accumulation Trust Small Cap MFS VIT Emerging Growth Alliance VPF Premier Growth Dreyfus VIF Capital Appreciation MFS VIT Research Transamerica VIF Growth Alger American Income & Growth Alliance VPF Growth & Income MFS VIT Growth with Income Janus Aspen Balanced OCC Accumulation Trust Managed Morgan Stanley UF High Yield Morgan Stanley UF Fixed Income Transamerica VIF Money Market

      Policy owners may, within limits, choose the amount of initial payment and vary the frequency and amount of future payments. The Policy allows partial withdrawals and full surrender of the Policy's surrender value, within limits. The Policies are not suitable for short-term investment because of the substantial nature of the surrender charge.

      IT  MAY  NOT  BE  ADVANTAGEOUS  TO  REPLACE   EXISTING
      INSURANCE  WITH THE POLICY.  THIS  PROSPECTUS IS VALID
      ONLY WHEN ACCOMPANIED BY CURRENT  PROSPECTUSES OF EACH
      OF THE PORTFOLIOS.

      THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      THE POLICIES ARE OBLIGATIONS OF TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY AND ARE DISTRIBUTED BY TRANSAMERICA SECURITIES SALES CORPORATION. THE POLICIES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK OR CREDIT UNION. THE POLICIES ARE NOT INSURED BY THE U. S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC), OR ANY OTHER FEDERAL AGENCY. INVESTMENTS IN THE POLICIES ARE SUBJECT TO VARIOUS RISKS, INCLUDING THE FLUCTUATION OF VALUE AND POSSIBLE LOSS OF PRINCIPAL.


      THIS  PROSPECTUS SETS FORTH THE INFORMATION YOU SHOULD
      KNOW  BEFORE  DECIDING  TO  PURCHASE  A  POLICY.   YOU
      SHOULD RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE.

      THIS  PROSPECTUS  MUST BE  ACCOMPANIED OR PRECEEDED BY
      CURRENT   PROSPECTUSES   FOR   THE   PORTFOLIOS.   THE
      PORTFOLIO  PROSPECTUSES  SHOULD BE READ IN CONJUNCTION
      WITH THIS PROSPECTUS.

                              Dated January 1, 1998

                                Table of Contents

      SUMMARY
      SPECIAL TERMS.......................................10
      DESCRIPTION OF TRANSAMERICA,

      THE SEPARATE ACCOUNT, AND THE PORTFOLIOS............12
               INVESTMENT OBJECTIVES AND POLICIES.........13
               INVESTMENT ADVISERS........................14

      THE POLICY..........................................16
               APPLICATION FOR A POLICY...................16
               FREE LOOK PERIOD...........................16
               CONVERSION PRIVILEGE.......................17
               PAYMENTS...................................17
               ALLOCATION OF NET PAYMENTS.................18
               TRANSFER PRIVILEGE.........................18
               DEATH BENEFIT..............................19
               LEVEL OPTION OR ADJUSTABLE OPTION..........19
               CHANGE TO LEVEL OPTION AND ADJUSTABLE OPTION21
               CHANGE IN FACE AMOUNT......................21
               POLICY VALUE...............................22
               PAYMENT OPTIONS............................23
               OPTIONAL INSURANCE BENEFITS................23
               SURRENDER..................................24
               PARTIAL WITHDRAWAL.........................24
               PAID-UP INSURANCE OPTION...................24
      CHARGES AND DEDUCTIONS..............................25
               PAYMENT EXPENSE CHARGE.....................25
               MONTHLY INSURANCE PROTECTION CHARGE........25
               CHARGES AGAINST OR REFLECTED IN THE ASSETS

                    OF THE SEPARATE ACCOUNT...............27
               SURRENDER CHARGES..........................28
               PARTIAL WITHDRAWAL COSTS...................29
               TRANSFER CHARGES...........................29
               CHARGE FOR CHANGE IN FACE AMOUNT...........29
               OTHER ADMINISTRATIVE CHARGES...............30

      POLICY LOANS........................................30
               PREFERRED LOAN OPTION
               LOAN INTEREST CHARGED
               REPAYMENT OF OUTSTANDING LOAN
               EFFECT OF POLICY LOANS
      POLICY TERMINATION AND REINSTATEMENT................31
               TERMINATION
               REINSTATEMENT
      OTHER POLICY PROVISIONS.............................33
               POLICY OWNER
               BENEFICIARY
               ASSIGNMENT
               LIMIT ON RIGHT TO CHALLENGE POLICY
               SUICIDE
               MISSTATEMENT OF AGE OR SEX
               DELAY OF PAYMENTS
      FEDERAL TAX CONSIDERATIONS..........................34
                TRANSAMERICA   OCCIDENTAL   LIFE   INSURANCE
      COMPANY

                     AND THE SEPARATE ACCOUNT.............34
               TAXATION OF THE POLICIES...................34
               POLICY LOANS...............................35

               INTEREST DISALLOWANCE
               MODIFIED ENDOWMENT CONTRACTS...............35
               DISTRIBUTION    UNDER   MODIFIED    ENDOWMENT
      CONTRACTS
      VOTING RIGHTS.......................................35
      DIRECTORS AND PRINCIPAL OFFICERS OF TRANSAMERICA....36
      DISTRIBUTION........................................37
      REPORTS  37
      PERFORMANCE INFORMATION.............................38
      LEGAL PROCEEDINGS...................................41
      ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS...41
      FURTHER INFORMATION.................................41
      MORE INFORMATION ABOUT THE FIXED ACCOUNT
               GENERAL DESCRIPTION
               FIXED ACCOUNT INTEREST
               TRANSFERS,  SURRENDERS,  PARTIAL  WITHDRAWALS
      AND POLICY LOANS
      INDEPENDENT ACCOUNTANTS.............................42
      FINANCIAL STATEMENTS................................42
      APPENDIX A - GUIDELINE MINIMUM SUM INSURED TABLE...A-1
      APPENDIX B - OPTIONAL INSURANCE BENEFITS...........A-2
      APPENDIX C - PAYMENT OPTIONS.......................A-3
      APPENDIX D - ILLUSTRATIONS.........................A-4
      APPENDIX E - MAXIMUM SURRENDER CHARGES.............A-9

                                     SUMMARY


      This summary is intended to provide only a very brief overview of the more significant aspects of the Policy. The Prospectus and the Policy provide further detail. The Policy provides insurance protection for the named beneficiary. We do not claim that the Policy is similar or comparable to a systematic investment plan of a mutual fund. The Policy and its attached application are the entire agreement between you and Transamerica.


      WHAT IS THE POLICY'S OBJECTIVE?

      The objective of the Policy is to give permanent life insurance protection and help you build assets on a tax-deferred basis. Features available through the Policy include:

           o A net death benefit that can protect your family or beneficiaries

           o Payment options that can guarantee an income for life

           o    A personalized investment portfolio

           o    Experienced professional investment advisers

           o    Tax deferral on earnings

      While the Policy is in force, it will provide:

           o    Life insurance coverage on the Insured

           o    Policy Value

           o    Surrender   rights  and  partial   withdrawal
      rights

           o    Loan privileges

           o    Optional   insurance  benefits  available  by
      rider


      The Policy combines features and benefits of traditional life insurance with the advantages of professional money management. Unlike the fixed benefits of ordinary life insurance, the Policy Value and the Adjustable Option death benefit will increase or decrease depending on investment results of the portfolios. Also, unlike traditional insurance policies, the Policy has no fixed schedule for payments. Within limits, you may make payments of any amount and frequency. While you may establish a schedule of payments ("planned payments"), the Policy will not necessarily lapse if you fail to make planned payments. However, making planned payments will not guarantee that the Policy will remain in force. If the Guaranteed Death Benefit Rider is in effect, however, payments of sufficient amounts, net of withdrawals, withdrawal costs and any outstanding loans, will guarantee that the Policy will not lapse. See "PAYMENTS" at page __ and "POLICY TERMINATION AND REINSTATEMENT" at page ____.


      WHO ARE THE KEY PERSONS UNDER THE POLICY?


      The Policy is a contract between the Policy owner and Transamerica. Each Policy has a Policy owner (you), an Insured (you or another individual you select) and a beneficiary. As Policy owner, you make payments, choose investment allocations and select the Insured and beneficiary. The Insured is the person covered under the Policy. The beneficiary is the person who receives the net death benefit when the Insured dies.


      WHAT HAPPENS WHEN THE INSURED DIES?


      We will pay the net death benefit to the beneficiary when the Insured dies while the Policy is in effect. You may choose between two death benefit options. Under the Level Death Benefit Option ("Level Option"), the death benefit is the face amount (the insurance amount issued) or the guideline minimum sum insured (the minimum death benefit required by federal tax law), whichever is greater. Under the Adjustable Death Benefit Option ("Adjustable Option"), the death benefit is either (a) the sum of the face amount and Policy Value, or (b) the guideline minimum sum insured, whichever is greater. The net death benefit is the death benefit less any outstanding loan and due and unpaid partial withdrawals, partial withdrawal costs, and monthly insurance protection charges. However, after the final payment date (and except as provided otherwise under the Guaranteed Death Benefit Option), the net death benefit is 101% of the Policy Value less any outstanding loan and due and unpaid partial withdrawals and withdrawal costs. The beneficiary may receive the net death benefit in a lump sum or under a payment option we offer. Under certain conditions, a portion of the net death benefit may be paid to you prior to the Insured's death as provided under the Option to Accelerate Death Benefits (Living Benefits Rider). See "DEATH BENEFIT" at page ____.


      CAN I EXAMINE THE POLICY?


      Yes. You have the right to examine and cancel your Policy by returning it to us or to one of our representatives, generally by the later of:


           o 45 days after the application for the Policy is signed, or

           o 10 days after you receive the Policy (or a longer period as required by state law for replacement policies or for other reasons). We refer to this 10 day or longer period as the "state free look period"


      In some states, the 45 day period noted above does not apply, and only the 10 day (or longer) provision applies.


      This right to examine and cancel your Policy is often referred to as the free look right.


      If your  Policy  provides  for a full  refund  under its "Right to Examine
      Policy" provision as required in your state, and you exercise your free look right, your refund will be the total of payments made to the Policy.


      If your Policy does not provide for a full refund and you exercise your free look right, you will receive, with regard to your Policy,

           o    Amounts allocated to the Fixed Account plus

           o The current value in the Separate Account plus


           o All fees, charges and tax deductions which have been imposed

      After an increase in face amount, a right to examine and cancel the increase also applies. See "FREE LOOK PERIOD" at page ___.


      WHAT ARE MY INVESTMENT CHOICES?


      The Policy gives you an opportunity to select among a number of investment options, including sub-accounts and a Fixed Account. Seventeen portfolios from eight mutual funds, each fund having its own adviser(s), offer a wide range of investment objectives. The available sub-accounts are as follows:

      Janus Aspen Worldwide Growth Morgan Stanley UF International Magnum Dreyfus VIF Small Cap OCC Accumulation Trust Small Cap MFS VIT Emerging Growth Alliance VPF Premier Growth Dreyfus VIF Capital Appreciation MFS VIT Research Transamerica VIF Growth Alger American Income & Growth Alliance VPF Growth & Income MFS VIT Growth with Income Janus Aspen Balanced OCC Accumulation Trust Managed Morgan Stanley UF High Yield Morgan Stanley UF Fixed Income Transamerica VIF Money Market


      See  "DESCRIPTION  OF  TRANSAMERICA,   THE  SEPARATE   ACCOUNT,   AND  THE
      PORTFOLIOS" at page ____.

      This range of investment choices allows you to allocate your money among the sub-accounts to meet your investment needs. If your Policy provides for a full refund under its "Right to Examine Policy" provision as required in your state, after the policy is issued by us we will allocate all sub-account investments to the sub-account investing in the Money Market Portfolio of Transamerica Variable Insurance Fund, Inc., until the end of four calendar days plus the number of days under the state free look period (usually 10 days, but longer under some circumstances). After this, we will allocate all amounts to the sub-accounts as you have chosen.

      The Policy also offers a Fixed Account which provides a guaranteed minimum interest rate of 4% annually on amounts allocated to the Fixed Account. We may declare a higher rate. The Fixed Account is part of the General Account of Transamerica. Amounts in the Fixed Account do not vary with the investment performance of a portfolio. See "MORE INFORMATION ABOUT THE FIXED ACCOUNT" at page ___.


      CAN I MAKE TRANSFERS  AMONG THE  SUB-ACCOUNTS  AND THE
      FIXED ACCOUNT?


      Yes. You may make transfers among the sub-accounts and the Fixed Account, subject to our consent and current rules. You will incur no current taxes on transfers while your money is in the Policy. A transfer charge may apply to certain transfers. See "TRANSFER PRIVILEGE" at page ____.


      HOW MUCH CAN I INVEST AND HOW OFTEN?


      The number and frequency of your payments are flexible, within limits. See "PAYMENTS" at page ____.


      WHAT IF I NEED MY MONEY?


      You may borrow up to the loan value of your Policy. You may also make partial withdrawals, and you may surrender the Policy for its surrender value. There are two types of loans which may be available to you:


          o A preferred loan option is available after the tenth Policy year and, after that date, will apply to any outstanding loans and new loan requests unless you revoke the preferred loan option in writing. The guaranteed annual interest rate credited to the portion of the Policy Value securing a preferred loan will be not less than 7.5%.

          o A non-preferred loan option is always available to you. The guaranteed annual interest rate credited to the portion of the Policy Value securing a non-preferred loan will be not less than 6.0%. The current interest rate credited is 7.2%. We may change the interest rate credited at any time in our sole discretion.


      We will allocate Policy loans among the sub-accounts and the Fixed Account according to your instructions. If you do not make an allocation, we will make a pro rata allocation among the sub-accounts and the Fixed Account. We will transfer the Policy Value in each sub-account equal to the Policy loan to the Fixed Account. See "POLICY LOANS" at page ___.

      You may surrender your Policy and receive its surrender value. See "SURRENDER" at page ___ and "SURRENDER CHARGES" at page ___. After the first Policy year, you may make partial withdrawals of $500 or more from the Policy Value (provided you have not exercised the paid-up insurance option), subject to partial withdrawal costs. Under the Level Option, the face amount and Policy Value will be reduced by each partial withdrawal and the Policy Value will be further reduced by the partial withdrawal costs. Under the Adjustable Option, the Policy Value will be reduced by the amount of the partial withdrawal and the partial withdrawal costs. We will not allow a partial withdrawal if it would reduce the face amount below $50,000. See "PARTIAL WITHDRAWAL" at page ___ and "WHAT CHARGES WILL I INCUR UNDER MY POLICY? Partial Withdrawal Costs" at page ___. A surrender or partial withdrawal may have tax consequences. See "TAXATION OF THE POLICIES" at page ___.


      CAN I MAKE FUTURE CHANGES UNDER MY POLICY?

      Yes. There are several changes you can make after receiving your Policy, within limits. You may

           o    Cancel  your   Policy   under  its  right  to
               examine and cancel provision

           o    Transfer your ownership to someone else

           o    Change the beneficiary

           o Change the allocation of payments, with no tax consequences under current law

           o Make transfers of Policy Value among the Fixed Account and the sub-accounts

           o Adjust the death benefit by increasing or decreasing the face amount

           o    Change your choice of death  benefit  options
               between  the  Level  Option  and   Adjustable
               Option

           o Add or remove optional insurance benefits provided by rider

      CAN I CONVERT MY POLICY INTO A NON-VARIABLE POLICY?

      Yes. You can convert your Policy without charge during the first 24 months after the date of issue or after an increase in face amount. On conversion, we will transfer the Policy Value in the sub-accounts to the Fixed Account. We will allocate all future payments to the Fixed Account, unless you instruct us otherwise.

      WHAT CHARGES WILL I INCUR UNDER MY POLICY?


      The following charges will apply to your Policy under the circumstances described. Some of these charges apply throughout the Policy's duration. Other charges apply only if you choose options under the Policy. See "CHARGES AND DEDUCTIONS" at page ___.
           o    Charges deducted from payments.

               Payment Expense Charge - From each payment, we will deduct a payment expense charge, currently equal to 4.0% of the payment. The payment expense charge is deducted for state and local premium taxes, federal income tax treatment of Deferred Acquisition Costs, and a portion of Policy sales and administrative expenses.


           o We deduct the following monthly charge from Policy Value:

               Monthly Insurance Protection Charge - This charge is the cost of insurance, including optional insurance benefits provided by rider.

           o    The  following  expenses are charged
               against   or    reflected   in   the
               Separate Account:


               Administration Charge - We deduct this charge during the first 20 Policy years only. It is a daily charge at a rate equivalent to an annual rate of 0.15% of the daily net asset value of each sub-account. This charge is eliminated after the twentieth Policy year. We currently waive this charge (subject to state law) after the tenth Policy year, but we reserve the right to implement this charge after the tenth Policy year.


               Mortality and Expense Risk Charge We impose a daily charge at a current rate equivalent to an annual rate of 0.65% of the daily net asset value of each sub-account. We may increase this charge, subject to state and federal law, to a daily rate equivalent to a rate no greater than 0.80% annually.


               Portfolio Expenses - The portfolios incur investment advisory fees and other expenses, which are reflected in the sub-accounts of the Separate Account. The levels of fees and expenses vary among the portfolios and are described below under "WHAT ARE THE EXPENSES AND FEES OF THE PORTFOLIOS?" at page ____.


               Charges  designed  to  reimburse  us
               for  Policy   administrative   costs
               apply     under    the     following
               circumstances:


               Charge for Change in Face Amount - For each increase or decrease in face amount you request, we deduct a charge of $40 from Policy Value.

               Transfer Charge - The first 12 transfers of Policy Value in a Policy year are free. A current transfer charge of $10, never to exceed $25, applies for each additional transfer in the same Policy year.


               Other Administrative Charges - We reserve the right to charge for other administrative costs we incur. While there are no current charges for these costs, we may impose a charge (guaranteed never to exceed $25 per occurrence) for

                    o    Changing   net  payment   allocation
                        instructions

                    o    Changing the  allocation  of monthly
                        insurance  protection  charges among
                        the various sub-accounts


                    o    Providing  more than one  projection
                        of  values  during a Policy  year in
                        addition to your annual statement


               The charges below apply only if you surrender your Policy or make partial withdrawals:


               Surrender Charges- The charges only apply if, during the time the charges are in effect, you request a full surrender of your Policy or a decrease in face amount. The surrender charges are intended to help compensate us for certain administrative expenses and certain distribution expenses.

               The surrender charges are computed on the date of issue for the initial face amount and apply for ten years from the date of issue. New surrender charges are computed for any increase in face amount. The surrender charges for a face amount increase apply for ten years from the date the increase is effective, and those surrender charges only apply to the face amount increase.

               The amount of the surrender charges is equal to a rate per $1,000 of face amount. The rate varies by age and sex of the Insured, as well as the Policy duration (or duration since the increase in face amount). Surrender charge rates decrease each Policy year on the Policy anniversary for the initial face amount and on each twelve month anniversary of the effective date of a face amount increase for the charges associated with the increase.


               Partial Withdrawal Costs - We deduct the following from the Policy Value for partial withdrawals:

                    o    A  transaction  fee of  2.0%  of the
                        amount  withdrawn,   not  to  exceed
                        $25,  for  each  partial  withdrawal
                        for processing costs

                    o A partial withdrawal charge of 5.0% of the amount withdrawn which exceeds the "Free 10% Withdrawal," described below

               The partial withdrawal charge does not apply to:

                    o That part of a withdrawal equal to 10% of the Policy Value in a Policy year less prior free withdrawals made in the same Policy year ("Free 10% Withdrawal")


                    o    Withdrawals    when   no   surrender
                        charges apply

               We reduce the Policy's outstanding surrender charges, if any, by partial withdrawal charges that we previously deducted.

      WHAT ARE THE EXPENSES AND FEES OF THE PORTFOLIOS?

      In addition to the charges described above, certain management fees and other expenses are deducted from the assets of the underlying portfolios. The levels of fees and expenses vary among the portfolios. The following table shows the management fees and other expenses and total portfolio annual expenses of the portfolios for 1996. For more information concerning these fees and expenses, see the prospectuses of the portfolios.

                        Portfolio Expenses

           (as a percentage of assets after fee waiver and/or expense reimbursement)(1)

                                                                                                     Total
                                                                                                   Portfolio
                                                Management                 Other                    Annual
               Portfolio                         Fees (2)                Expenses                  Expenses

Janus Aspen Worldwide Growth                      0.66                     0.14                      0.80
Morgan Stanley UF International Magnum            0.62                     0.53                      1.15
Dreyfus VIF Small Cap                             0.75                     0.04                      0.79
OCC Accumulation Trust Small Cap                  0.80                     0.22                      1.02
 MFS VIT Emerging Growth                          0.75                     0.25                      1.00
Alliance VPF Premier Growth                       0.72                     0.23                      0.95
Dreyfus VIF Capital Appreciation                  0.75                     0.09                      0.84
MFS VIT Research                                  0.75                     0.25                      1.00
Transamerica VIF Growth                           0.75                     0.10                      0.85
Alger American Income & Growth                    0.63                     0.19                      0.82
Alliance VPF Growth & Income                      0.63                     0.19                      0.82
MFS VIT Growth with Income                        0.75                     0.25                      1.00
Janus Aspen Balanced                              0.79                     0.15                      0.94
OCC Accumulation Trust Managed                    0.80                     0.10                      0.90
Morgan Stanley UF High Yield                      0.27                     0.53                      0.80
Morgan Stanley UF Fixed Income                    0.24                     0.46                      0.70
Transamerica VIF Money Market                     0.35                     0.25                      0.60

Transamerica may receive payments from some or all of the portfolios or their advisers in varying amounts, that may be based on the amount of assets allocated to the portfolios. The payments are for administrative or distribution services.

Expense information regarding the portfolios has been provided by the portfolios. Transamerica has no reason to doubt the accuracy of that information, but Transamerica has not verified those figures. In preparing the table above, Transamerica has relied on the figures provided by the portfolios. These figures are for the year ended December 31, 1996, except for Morgan Stanley UF International Magnum, High Yield and Fixed Income Portfolios which are estimates which assume that each portfolio's average daily net assets will be $50 million, and except for the Transamerica VIF Money Market Portfolio which are estimates for the year 1998, its first year of operation. Actual expenses in future years may be higher or lower than these figures.

Notes to Fee Table:
(1) From time to time, the portfolios' investment advisers, each in its own discretion, may voluntarily waive all or part of their fees and/or voluntarily assume certain portfolio expenses. The expenses shown in the table reflect a portfolio's adviser's waivers or fees or reimbursement of expenses, if applicable. It is anticipated that such waivers or reimbursements will continue for calendar years 1997 and 1998. Without such waivers or reimbursements, the annual expenses for 1996 for certain portfolios would have been, as a percentage of assets, as follows:

                                                                                                 Total Portfolio
          Portfolio                                    Management Fee        Other Expenses      Annual Expense
          ---------                                    --------------        --------------      --------------
          Janus Aspen Worldwide Growth                 0.77                  0.14                0.91
          Morgan Stanley UF International Magnum       0.80                  0.53                1.33
          OCC Accumulation Trust Small Cap             0.80                  0.26                1.06
          MFS VIT Emerging Growth                      0.75                  0.41                1.16
          Alliance VPF Premier Growth                  1.00                  0.23                1.23
          MFS VIT Research                             0.75                  0.73                1.48
          Transamerica VIF Growth                      0.75                  0.59                1.34
          Alliance VPF Growth & Income                 0.63                  0.32                0.95
          MFS VIT Growth with Income                   0.75                  1.32                2.07
          Janus Aspen Balanced                         0.92                  0.15                1.07
          Morgan Stanley UF High Yield                 0.50                  0.53                1.03
          Morgan Stanley UF Fixed Income               0.40                  0.46                0.86

The expenses of the Transamerica VIF Growth Portfolio reflect all 12 months of 1996, including the first 10 months of 1996 when the portfolio was organized as a separate account of Transamerica Occidental Life Insurance Company; for those 10 months, the separate account was assessed mortality and expense risk charges which will no longer be assessed at the portfolio level. Without expense reimbursements, the other expenses for the first year of operation for the Transamerica VIF Money Market Portfolio are expected to be 0.80% There were no fee waivers or expense reimbursements for the Dreyfus VIF Small Cap Portfolio, Dreyfus VIF Capital Appreciation Portfolio, Alger American Income and Growth Portfolio or OCC Accumulation Trust Managed Portfolio.

(2) The management fee of certain of the portfolios includes breakpoints at designated asset levels. Further, information on these breakpoints is provided under "INVESTMENT OBJECTIVES AND POLICIES" at page ____ and in the prospectuses for the portfolios.




WHAT ARE THE LAPSE AND REINSTATEMENT PROVISIONS OF MY POLICY?

The Policy will not lapse if you fail to make payments unless:

         o         The surrender value is insufficient to cover the next monthly insurance protection charge and
                        loan     interest accrued or

         o         The outstanding loan exceeds Policy Value less surrender
                    charges

In either situation there is a 62-day grace period during which you must pay premium sufficient to keep the Policy in force.


If you make payments at least equal to minimum monthly payments, we guarantee that your Policy will not lapse before the 49th monthly processing date from date of issue or increase in face amount, within limits. Under the Guaranteed Death Benefit Rider, if you make payments of a sufficient amount, net of partial withdrawals, partial withdrawal charges and any outstanding loans, we guarantee that your Policy will not lapse. In order to maintain this guarantee, on each Policy anniversary through the final payment date, the total of your payments, net of partial withdrawals, partial withdrawal charges and any outstanding loans, must at least equal the guaranteed death benefit premium times the number of Policy years since the Policy was issued. The guaranteed death benefit premiums are currently 90% of the guideline level premium if you elected the Level Death Benefit Option or 75% of the guideline level premium if you elected the Adjustable Death Benefit Option. Certain other conditions may apply and once terminated this rider may not be reinstated. See "POLICY TERMINATION AND REINSTATEMENT" at page ___.

You may reinstate your Policy within three years (subject to state law) after the date of default, within limits.


CAN I ELECT PAID-UP INSURANCE WITH NO FURTHER PREMIUMS DUE?


Yes. The Policy provides a paid-up insurance option. If this option is elected, we will provide paid-up insurance coverage, usually having a reduced face amount, for the life of the Insured with no more premiums being due under the Policy. If you elect this option, Policy owner rights and benefits will be limited. See "PAID-UP INSURANCE OPTION" at page __.


HOW IS MY POLICY TAXED?

The Policy is given federal income tax treatment similar to a conventional fixed benefit life insurance policy. On a withdrawal of Policy Value, Policy owners currently are taxed only on the amount of the withdrawal that exceeds total payments. Withdrawals greater than payments made are treated as ordinary income. During the first 15 Policy years, however, an "income-out first" rule applies to certain distributions required under Section 7702 of the Internal Revenue Code (the "Code") because of a reduction in benefits under the Policy.

The net death benefit under the Policy is excludable from the gross income of the beneficiary. However, in some circumstances federal estate tax may apply to the net death benefit or the Policy Value.


A Policy may be considered a "modified endowment contract." This may occur if total payments during the first seven Policy years exceed the total net level payments payable if the Policy had provided certain paid-up future benefits after seven level annual payments. If the Policy is considered a modified endowment contract, all distributions (including Policy loans, partial withdrawals, surrenders and assignments) will be taxed on an "income-out first" basis. Also, a 10% penalty tax may be imposed on that part of a distribution that is includible in income. For more information, see "FEDERAL TAX CONSIDERATIONS-MODIFIED ENDOWMENT CONTRACTS" at page ___.

                                  SPECIAL TERMS

Age: how old the Insured is on the birthday closest to the Date of Issue and, subsequently, the Policy anniversary.


Attained Age: the Insured's age as of the Insured's birthday closest to the start of the policy year of determination. Attained age is used in the calculation of the Guideline Minimum Sum Insured.


Beneficiary: the person or persons you name to receive the net death benefit when the Insured dies.


Date of Issue: the date the Policy was issued. It is the date used to measure the monthly processing date,
Policy months, Policy years and Policy anniversaries.

Death Benefit: the amount payable when the Insured dies before the Maturity Date, before deductions for any outstanding loan and due and unpaid partial withdrawals, partial withdrawal costs, and monthly insurance protection charges.

Evidence of Insurability: information, including medical information, that we use to decide whether to issue the requested coverage, to determine the underwriting class for the person insured, or to determine whether the policy may be reinstated.


Face Amount: the amount of insurance coverage issued. The initial face amount is shown in your Policy.


Final Payment Date: the Policy anniversary nearest the Insured's 100th birthday. No payments may be made by you after this date. No monthly insurance protection charges will be deducted from the Policy Value after this date. Generally, the net death benefit after this date will equal 101% of the Policy Value minus any outstanding loan, except as otherwise provided under the Guaranteed Death Benefit Rider.


Fixed Account: an account that is a part of the General Account and that guarantees a fixed interest rate.

General  Account:  all our assets  other than those held in the  Separate
 Account and other separate accounts we establish.

Guideline  Minimum  Sum  Insured:  the minimum  death  benefit  required to qualify the Policy as a "life insurance contract" under federal tax laws. The guideline minimum sum insured is the product of

         o         The Policy Value times


         o         A percentage based on the Insured's attained age


Insured: the person insured under the Policy. If the Insured dies while the Policy is in force and before the Maturity Date the net death benefit will be paid to the Beneficiary.

Insurance Protection Amount:  the death benefit less the Policy Value.

Internal Revenue Code or Code: the Internal Revenue Code of 1986, as amended, and its rules and regulations.


Loan Value: the maximum amount you may borrow under the Policy.e application is approved.


Maturity Date: the Policy anniversary nearest the Insured's age 115.


Minimum Monthly Payment: a monthly amount shown in your Policy. If you pay this amount, less partial withdrawals, partial withdrawal charges and any outstanding loans, we guarantee that your Policy will not lapse before the 49th monthly processing date from the date of issue or increase in face amount, within limits.


Monthly  Insurance  Protection  Charge:  the amount of money we deduct from
 Policy  Value each month to pay for the
insurance protection amount and any riders.


Monthly  Processing  Date:  the date,  shown in your  Policy,  on which monthly insurance protection charges are deducted.

Net Death Benefit: on or before the final payment date (and before the paid-up insurance option is exercised), the net death benefit is


         o The death benefit under the elected death benefit option (Level Option or Adjustable Option) minus


         o Any outstanding loan, monthly insurance protection charges due and unpaid through the Policy month in which the Insured dies, as well as any due and unpaid partial withdrawals and partial withdrawal charges.


After the final payment date (and except as otherwise provided under the Guaranteed Death Benefit Rider), the net death benefit is

         o         101% of the Policy Value minus


         o Any outstanding loan and any due and unpaid partial withdrawals and partial withdrawal charges.


If the paid-up insurance option is exercised, the net death benefit is the paid-up insurance amount minus any outstanding loan.

Net Payment:  your payment less a payment expense charge.

Outstanding Loan:  all unpaid Policy loans plus loan interest due or accrued.

Paid-Up Insurance: life insurance coverage for the life of the Insured, with no further premiums due.

Policy Anniversary:  annual anniversary of the date of issue.

Policy  Change:  any change in the face amount,  the addition or deletion of a rider,  or a change in death  benefit
option (Level Option or Adjustable Option).

Policy Value:  the total value of your Policy.  It is the sum of the:

         o Value of the units of the sub-accounts credited to your Policy plus

         o         Accumulation in the Fixed Account credited to your Policy

Policy  owner:  the person who may  exercise  all  rights  under the  Policy, with the  consent of any  irrevocable
beneficiary.  "You" and "your" refer to the Policy owner in this Prospectus.

Portfolio: a mutual fund investment portfolio in which a corresponding sub-account invests.

Premium:  a payment you must make to us to keep the Policy in force.

Pro rata Allocation: an allocation among the Fixed Account and the sub-accounts in the same proportion that, on the date of allocation, the portion of the Policy Value in the Fixed Account and the portion of the Policy Value in each sub-account bear to the total Policy Value net of any outstanding loans.

Separate Account: Transamerica Occidental Life Separate Account VUL-1 of Transamerica Occidental Life Insurance
Company, one of our separate investment accounts.

Sub-Account: a subdivision of the Separate Account investing exclusively in the shares of a portfolio.

Surrender  Value:  the Policy Value less any  outstanding  loan and surrender charges.  The surrender  value is the
amount payable on a full surrender.

Transamerica: Transamerica Occidental Life Insurance Company. "We", "our" and "us" refer to Transamerica in this Prospectus.

Underwriting Class: the insurance risk classification that we assign the Insured based on the information in the application and other evidence of insurability we consider. The Insured's underwriting class will affect the monthly insurance protection charge and the payment required to keep the Policy in force.

Unit:  a measure of your interest in a sub-account.

Valuation  Date:  any day on which  the net  asset  value of the  shares  of any portfolio  and unit  values of any
sub-accounts are computed.  Valuation dates currently occur on

         o         Each day the New York Stock Exchange is open for trading


         o Other days (other than a day during which no payment, partial withdrawal or surrender of a Policy was received) when there is a sufficient degree of trading in a portfolio's securities so that the current net asset value of the sub-account may be materially affected.


Valuation Period:  the interval between two consecutive valuation dates.


Variable  Life  Service  Center:  our office at 440  Lincoln  Street,Worcester,
  Massachusetts  01653.  Our  mailing
address for all written  requests and other  correspondence  is P.O.  Box 8990,
  Boston,  Massachusetts  02266-8990.
Our customer service telephone number is (800) 782-8315.


Written Request: your request in writing, satisfactory to us, received at our Variable Life Service Center.

                          DESCRIPTION OF TRANSAMERICA,
                    THE SEPARATE ACCOUNT, AND THE PORTFOLIOS



TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY. Transamerica Occidental Life Insurance Company ("Transamerica") is a stock life insurance company incorporated under the laws of the State of California in 1906. Transamerica is principally engaged in the sale of life insurance and annuity policies. Transamerica is a wholly-owned subsidiary of Transamerica Insurance Corporation of California, which in turn is a direct subsidiary of Transamerica Corporation. The home office of Transamerica is 1150 South Olive Street, Los Angeles, California 90015.

THE SEPARATE ACCOUNT. Transamerica Occidental Life Separate Account VUL-1 ("Separate Account") was established by us as a separate account under the laws of the State of California, pursuant to resolutions adopted by our Board of Directors on June 11, 1996. The Separate Account is registered with the Securities and Exchange Commission ("SEC" or "Commission") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust. It meets the definition of a separate account under the federal securities laws. However, the Commission does not supervise the management of the investment practices or policies of the Separate Account.


The assets used to fund the variable part of the Policies are set aside in the Separate Account. The assets of the Separate Account are owned by Transamerica but they are held separately from our other assets. Section 10506 of the California Insurance Code provides that the assets of a separate account are not chargeable with liabilities arising out of any other business operation of the insurance company (except to the extent provided in the policies). Income, gains and losses incurred on the assets in the Separate Account, whether or not realized, are credited to or charged against the Separate Account without regard to our other income, gains or losses. Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of our General Account assets or any other separate account maintained by us.


The  Separate  Account  currently  has  seventeen   sub-accounts  available  for
investment, each of which invests solely in a specific corresponding mutual fund portfolio. Changes to the sub-accounts may be made at our discretion.


THE PORTFOLIOS. The portfolios are open-end management investment companies or portfolios of series, open-end management companies registered with the SEC under the 1940 Act and are usually referred to as mutual funds. This SEC registration does not involve SEC supervision of the investments or investment policies of the portfolios. Shares of the portfolios are not offered to the public but solely to the insurance company separate accounts and other qualified purchasers as limited by federal tax laws. The assets of each portfolio are held separate from the assets of the other portfolios. Each portfolio operates as a separate investment vehicle. The income or losses of one portfolio have no effect on the investment performance of another portfolio. The sub-accounts reinvest dividends and/or capital gains distributions received from a portfolio in more shares of that portfolio as retained assets.

The   sub-accounts   available  under  the  Policies  invest  in  the  following portfolios:


Income and Growth Portfolio of                       The Alger American Fund

Growth and Income Portfolio and
Premier Growth    Portfolio of      Alliance Variable Products Series Fund, Inc.

Capital Appreciation Portfolio and
Small Cap Portfolio of                         Dreyfus Variable Investment Fund

Balanced Portfolio and
Worldwide Growth Portfolio of                        Janus Aspen Series

Emerging Growth Series
Growth with Income Series and
Research Series of                                 MFS Variable Insurance Trust

Fixed Income Portfolio
High Yield Portfolio and
International Magnum Portfolio of          Morgan Stanley Universal Funds, Inc.

Managed Portfolio and
Small Cap Portfolio of                               OCC Accumulation Trust

Growth Portfolio and
Money Market Portfolio of            Transamerica Variable Insurance Fund, Inc.

           INVESTMENT OBJECTIVES AND POLICIES, AND INVESTMENT ADVISERS


A summary of investment objectives of the portfolios is set forth below. Before investing, read carefully the profiles or prospectuses of the portfolios that accompany this Prospectus. Statements of Additional Information for the portfolios are available on request. There is no guarantee that the investment objectives of the portfolios will be achieved. Policy Value may be less than the aggregate payments made to the Policy.


The boards of the portfolios have responsibility for the supervision of the affairs of the portfolios. These boards have entered into management agreements with the investment advisers ("Advisers"). These Advisers, subject to their board's review, are responsible for the daily affairs and general management of the portfolios The Advisers perform the respective administrative and management services for the portfolios, furnish to the portfolios all necessary office space, facilities and equipment, and pay the compensation, if any, of officers and board members who are affiliated with the Advisers.

Each portfolio bears all expenses incurred in its operation, other than the expenses its Advisers assume under the management agreement. Portfolio expenses include

        o Costs to register and qualify the portfolio's shares under the Securities Act of 1933 ("1933 Act")

         o         Other fees payable to the SEC

         o         Independent public accountant, legal and custodian fees

         o Association membership dues, taxes, interest, insurance payments and brokerage commissions

         o Fees and expenses of the board members who are not affiliated with the Advisers

The portfolios prospectuses contain more detailed information on the portfolios' investment objectives, restrictions, risks, expenses and Advisers.


The Worldwide Growth Portfolio of the Janus Aspen Series seeks long-term growth of capital in a manner consistent with the preservation of capital. It is a diversified portfolio that pursues its objective primarily through investments in common stocks of foreign and domestic issuers. The portfolio has the flexibility to invest on a worldwide basis in companies and other organizations of any size, regardless of country of organization or place of principal business activity. The portfolio normally invests in issuers from at least five different countries, including the United States. The portfolio may at times invest in fewer than five countries or even a single country.

Adviser:  Janus Capital  Corporation.  Management  Fee:  0.75% of the first
 $300 million plus 0.70% of the next $200 million plus 0.65% of the assets over $500 million.

The International Magnum Portfolio of the Morgan Stanley Universal Funds, Inc., seeks long-term capital appreciation by investing primarily in equity securities of non-U.S. issuers domiciled in EAFE countries. The countries in which the portfolio will invest are those comprising the Morgan Stanley Capital International EAFE Index, which includes Australia, Japan, New Zealand, most nations located in Western Europe and certain developed countries in Asia, such as Hong Kong and Singapore (collectively the "EAFE countries"). The portfolio may invest up to 5% of its total assets in securities of issuers domiciled in non-EAFE countries. Under normal circumstances, at least 65% of the total assets of the portfolio will be invested in equity securities of issuers in at least three different EAFE countries.

Adviser:  Morgan Stanley Asset  Management  Inc.  Management  Fee: 0.80%
 of the first $500 million plus 0.75% of the next $500 million plus 0.70% of the assets over $1 billion.

The Small Cap Portfolio of the Dreyfus Variable Investment Fund seeks to maximize capital appreciation. It seeks to achieve its objective by investing principally in common stocks. Under normal market conditions, the portfolio will invest at least 65% of its total assets in companies with market capitalizations of less than $1.5 billion at the time of purchase which The Dreyfus Corporation believes to be characterized by new or innovative products, services or processes which should enhance prospects for growth in future earnings.

Adviser:  The Dreyfus Corporation.  Management Fee:  0.75%.

The Small Cap Portfolio of the OCC Accumulation Trust seeks capital appreciation through investments in a diversified portfolio consisting primarily of equity securities of companies with market capitalizations of under $1 billion. Under normal circumstances at least 65% of the portfolio's assets will be invested in equity securities. The majority of securities purchased by the portfolio will be traded on the New York Stock Exchange, the American Stock Exchange or in the over-the-counter market, and will also include options, warrants, bonds, notes and debentures which are convertible into or exchangeable for, or which grant a right to purchase or sell, such securities. In addition, the portfolio may also purchase foreign securities provided that they are listed on a domestic or foreign securities exchange or are represented by American depository receipts listed on a domestic securities exchange or traded in domestic or foreign over-the-counter markets.

Adviser:  OpCap  Advisors.  Management  Fee:  0.80% of the first $400  million plus 0.75% of the next $400  million
plus 0.70% of assets over $800 million.

The Emerging Growth Series of the MFS Variable Insurance Trust seeks to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the investment objective of long-term growth of capital. The policy is to invest primarily (i.e., at least 80% of its assets under normal circumstances) in common stocks of companies that the Adviser believes are early in their life cycle but which have the potential to become major enterprises (emerging growth companies). While the portfolio will invest primarily in common stocks, the portfolio may, to a limited extent, seek appreciation in other types of securities such as fixed income securities (which may be unrated), convertible securities and warrants when relative values make such purchases appear attractive either as individual issues or as types of securities in certain economic environments. The portfolio may invest in non-convertible fixed income securities rated lower than "investment grade" (commonly known as "junk bonds") or in comparable unrated securities, when, in the opinion of the Adviser, such an investment presents a greater opportunity for appreciation with comparable risk to an investment in "investment grade" securities. Under normal market conditions the portfolio will invest not more than 5% of its nets assets in these securities. Consistent with its investment objective and policies described above, the portfolio may also invest up to 25% (and generally expects to invest not more than 15%) of its net assets in foreign securities (including emerging market securities and Brady Bonds) which are not traded on a U.S. exchange.

Adviser:  Massachusetts Financial Services Company.  Management Fee:  0.75%.

The Premier Growth Portfolio of Alliance Variable Products Series Fund, Inc., seeks growth of capital by pursuing aggressive investment policies. Since investments will be made based upon their potential for capital appreciation, current income will be incidental to the objective of capital growth. The portfolio will invest predominantly in the equity securities (common stocks, securities convertible into commons stocks and rights and warrants to subscribe for or purchase common stocks) of a limited number of large, carefully selected, high-quality U.S. companies that, in the judgment of the Adviser, are likely to achieve superior earnings growth. The portfolio investments in the 25 such companies most highly regarded at any point in time by the Adviser will usually constitute approximately 70% of the portfolio's net assets. The portfolio thus differs from more typical equity mutual funds by investing most of its assets in a relatively small number of intensively researched companies. The portfolio will, under normal circumstances, invest at least 85% of the value of its total assets in the equity securities of U.S. companies.

Adviser:  Alliance Capital Management L.P.  Management Fee:  1%.

The Capital Appreciation Portfolio of the Dreyfus Variable Investment Fund is a diversified portfolio, the primary investment objective of which is to provide long-term capital growth consistent with the preservation of capital; current income is a secondary investment objective. During periods which the Sub-Adviser determines to be of market strength, the portfolio acts aggressively to increase shareholders' capital by investing principally in common stocks of domestic and foreign issuers, common stocks with warrants attached and debt securities of foreign governments. The portfolio will seek investment opportunities generally in large capitalization companies (those with market capitalizations exceeding $500 million) which the Sub-Adviser believes have the potential to experience above average and predictable earnings growth.

Adviser: The Dreyfus Corporation. Sub-Adviser: Fayez Sarofim & Co. Management Fee: 0.75%.

The Research Series of the MFS Variable Insurance Trust seeks long-term growth of capital and future income. The policy is to invest a substantial proportion of its assets in equity securities of companies believed to possess better than average prospects for long-term growth. Equity securities in which the portfolio may invest include the following: common stocks, preferred stocks and preference stocks, securities such as bonds, warrants or rights that are convertible into stocks and depository receipts for those securities. These securities may be listed on securities exchanges, traded in various over-the-counter markets or have no organized markets. A smaller proportion of the assets may be invested in bonds, short-term obligations, preferred stocks or common stocks whose principal characteristic is income production rather than growth. Such securities may also offer opportunities for growth of capital as well as income. In the case of both growth stocks and income issues, emphasis is placed on the selection of progressive, well-managed companies. The portfolio's non-convertible debt investments, if any, may consist of "investment grade" securities, and, with respect to no more than 10% of the portfolio's net assets, securities in the lower rated categories or securities which the Adviser believes to be a similar quality to these lower rated securities (commonly know as "junk bonds"). Consistent with its investment objective and policies described above, the portfolio may also invest up to 20% of its net assets in foreign securities (including emerging market securities) which are not traded on a U.S. exchange.

Adviser:  Massachusetts Financial Services Company.  Management Fee:   0.75%.

The Growth Portfolio of the Transamerica Variable Insurance Fund, Inc., seeks long-term capital growth. Common stock (listed and unlisted) is the basic form of investment. Although the portfolio invests the majority of its assets in common stocks, the portfolio may also invest in debt securities and preferred stocks (both having a call on common stocks by means of a conversion privilege or attached warrants) and warrants or other rights to purchase common stocks. Unless market conditions would indicate otherwise, the portfolio will be invested primarily in such equity-type securities. When in the judgment of the Sub-Adviser market conditions warrant, the portfolio may, for temporary defensive purposes, hold part or all of its assets in cash, debt or money market instruments. The portfolio may invest up to 10% of its assets in debt securities having a call on common stocks that are rated below investment grade.

Adviser:  Transamerica  Occidental Life Insurance  Company.  Sub-Adviser:
Transamerica  Investment  Services,  Inc.
Management Fee:  0.75%.

The Income and Growth Portfolio of The Alger American Fund seeks, primarily, a high level of dividend income. Capital appreciation is a secondary objective of the portfolio. Except during temporary defensive periods, the portfolio attempts to invest 100%, and it is a fundamental policy of the portfolio to invest at least 65%, of its total assets in dividend paying equity securities. The Adviser will favor securities it believes also offer opportunities for capital appreciation. The portfolio may invest up to 35% of its total assets in money market instruments and repurchase agreements and in excess of that amount (up to 100% of its assets) during temporary defensive periods.

Adviser:  Fred Alger Management, Inc.  Management Fee:  0.625%.

The Growth and Income Portfolio of the Alliance Variable Products Series Fund, Inc., seeks reasonable current income and reasonable opportunity for appreciation through investments primarily in dividend-paying common stocks of good quality. Whenever the economic outlook is unfavorable for investment in common stock, investments in other types of securities, such as bonds, convertible bonds, preferred stock and convertible preferred stocks may be made by the portfolio. Purchases and sales of portfolio securities are made at such times and in such amounts as are deemed advisable in light of market, economic and other conditions.

Adviser:  Alliance Capital Management L.P.  Management Fee:  0.625%.

The Growth with Income Series of the MFS Variable Insurance Trust seeks reasonable current income and long-term growth of capital and income. Under normal market conditions, the portfolio will invest at least 65% of its assets in equity securities of companies that are believed to have long-term prospects for growth and income. Equity securities in which the portfolio may invest include the following: common stocks, preferred stocks and preference stock; securities such as bonds, warrants or rights that are convertible into stocks; and depository receipts for those securities. These securities may be listed on securities exchanges, traded in various over-the-counter markets or have no organized markets. Consistent with its investment objective and policies described above, the portfolio may also invest up to 75% (and generally expects to invest no more than 15%) of its net assets in foreign securities (including emerging market securities and Brady Bonds) which are not traded on a U.S. exchange.

Adviser:  Massachusetts Financial Services Company.  Management Fee:  0.75%.

The Balanced Portfolio of the Janus Aspen Series seeks long-term capital growth, consistent with preservation of capital and balanced by current income. It is a diversified portfolio that, under normal circumstances, pursues its objective by investing 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. This portfolio normally invests at least 25% of its assets in fixed-income senior securities, which include debt securities and preferred stocks.

Adviser:  Janus Capital  Corporation.  Management  Fee:  0.75% of the first $300 million plus 0.70% of the next $200
million plus  0.65% of the assets over $500 million.

The Managed Portfolio of the OCC Accumulation Trust seeks growth of capital over time through investment in a portfolio consisting of common stocks, bonds and cash equivalents, the percentages of which will vary based on the Adviser's assessments of the relative outlook for such investments. Debt securities are expected to be predominantly investment grade intermediate to long term U.S. Government and corporate debt, although the portfolio will also invest in high quality short term money market and cash equivalent securities and may invest almost all of its assets in such securities when the Adviser deems it advisable in order to preserve capital. In addition, the portfolio may also purchase foreign securities provided that they are listed on a domestic or foreign securities exchange or are represented by American depository receipts listed on a domestic securities exchange or traded in domestic or foreign over-the-counter markets.

Adviser: OpCap Advisors. Management Fee: 0.80% of first $400 million plus 0.75% of next $400 million plus
0.70% of the assets over $800 million.

The High Yield Portfolio of the Morgan Stanley Universal Funds, Inc., seeks above-average total return over a market cycle of three to five years by investing primarily in high yield securities of U. S. and foreign issuers, including corporate bonds and other fixed income securities and derivatives. High yield securities are rated below investment grade and are commonly referred to as "junk bonds." The portfolio's average weighted maturity will ordinarily exceed five years and will usually be between five and fifteen years.

Adviser:  Miller  Anderson & Sherrerd,  LLP.  Management  Fee:  0.50% of first
 $500  million plus 0.45% of next $500
million plus 0.40% of the assets over $1 billion.

The Fixed Income Portfolio of the Morgan Stanley Universal Funds, Inc., seeks above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of U.S. government and agencies, corporate bonds, mortgage backed securities, foreign bonds and other fixed income securities and derivatives. The portfolio's average weighted maturity will ordinarily exceed five years and will usually be between five and fifteen years.

Adviser: Miller Anderson & Sherrerd, LLP. Management Fee: 0.40% of the first $500 million plus 0.35% of the next
$500 million plus 0.30% of the assets over $1 billion.

The Money Market Portfolio of the Transamerica Variable Insurance Fund, Inc., seeks to maximize current income from money market securities consistent with liquidity and the preservation of principal. The portfolio invests primarily in high quality U. S. dollar-denominated money market instruments with  remaining  maturities  of 13
months or less,  including:  obligations  issued  or  guaranteed  by the U. S.
 and  foreign  governments  and their
agencies and  instrumentalities;  obligations  of U. S. and foreign  banks,  or their foreign  branches,  and U. S.
savings banks; short-term corporate obligations, including commercial paper, notes and bonds; other short-term debt obligations with remaining maturities of 397 days or less; and repurchase agreements involving any of the securities mentioned above. The portfolio may also purchase other marketable, non-convertible corporate debt securities of U. S. issuers. These investments include bonds, debentures, floating rate obligations, and issues with optional maturities.

Adviser:  Transamerica  Occidental Life Insurance  Company.  Sub-Adviser:
 Transamerica  Investment  Services,  Inc.
Management Fee:  0.35%.


If there is a material change in the investment policy of a portfolio, we will notify you of the change. If you have Policy Value allocated to that portfolio, you may without charge reallocate the Policy Value to another portfolio or to the Fixed Account. For you to exercise your rights, we must receive your written request within sixty (60) days of the later of the

         o         Effective date of the change in the investment policy, or

         o         Receipt of the notice of your right to transfer





                                   THE POLICY


APPLICATION FOR A POLICY - We offer Policies to proposed Insureds 80 years old and younger. After receiving a completed application from a prospective Policy owner, we will begin underwriting to decide the insurability of the proposed Insured. We may require medical examinations and other information before deciding insurability. We issue a Policy only after underwriting has been completed. We may reject an application that does not meet our underwriting guidelines.

If a prospective Policy owner makes an initial payment of at least one minimum monthly payment, we will issue a conditional receipt which provides fixed conditional insurance, but not until after all its conditions are met. Included in these conditions, are the completion of both parts of the application, completion of all underwriting requirements, and the proposed Insured must be insurable under Transamerica's rules for insurance under the Policy, in the amount, and in the underwriting class applied for in the application. After all conditions are met, the amount of fixed conditional insurance provided by the conditional receipt will be the amount applied for, up to a maximum of $250,000 for persons age 16 to 65 and insurable in a standard underwriting class, and up to $100,000 for all other ages and underwriting classes.

If you make payments before the date of issuance, we will allocate the payments initially to the Fixed Account within two business days of receipt of the payments at our Variable Life Service Center. If the Policy is not issued, we will return to you the amount of your payments.

If your application is approved and the Policy is issued, we will allocate your Policy Value within two days of the date we approve your application according to your allocation instructions. However, if your Policy provides for a full refund of payments under its "Right to Examine Policy" provision as required in your state (see "THE POLICY - "FREE LOOK PERIOD"), we will initially allocate your sub-account investments to the sub-account investing in the Money Market portfolio ("Money Market sub-account"). We will also transfer interest earned in the Fixed Account allocable to the portion of your payment designated by you for the Separate Account. This allocation to the Money Market sub-account will be effective for four calendar days plus the state free look period. After this, we will allocate all amounts to the sub-accounts according to your investment choices.

FREE LOOK PERIOD - The Policy provides for a free look period. You have the right to examine and cancel your Policy by returning it to us or to one of our representatives by the later of:


         o         45 days after the application for the Policy is signed, or

         o 10 days after you receive the Policy (or a longer period as required by state law for replacement policies or for other reasons). We refer to this 10 day or longer time period as the "state free look period"


In some states, the 45 day period noted above does not apply, and only the 10 day (or longer) provision applies.

If your Policy provides for a full refund under its "Right to Examine Policy" provision as required in your state, your refund will be the total payments made to the Policy.


If your Policy does not provide for a full refund, you will receive

         o         Amounts allocated to the Fixed Account plus

         o         The Policy Value in the Separate Account plus


         o         All fees, charges and tax deductions which have been imposed


We may delay a refund of any payment made by check until the check has cleared your bank.


After an increase in face amount as a result of your written request, we will mail or deliver a notice of a free look period for the increase. You will have the right to cancel the increase by the later of


         o         45 days after the application for the increase is signed or

         o 10 days after you receive the new Policy specification pages issued for the increase

On canceling the increase, you will receive a credit to your Policy Value of charges deducted for the increase. We will refund to you the amount to be credited if you request. We will waive any surrender charge computed for the increase.

CONVERSION PRIVILEGE - Within 24 months of the date of issue or of the effective date of an increase in face amount, you can convert your Policy into a non-variable Policy by transferring the value in the sub-accounts to the Fixed Account. The conversion will take effect at the end of the valuation period in which we receive, at our Variable Life Service Center, notice of the conversion satisfactory to us. There is no charge for this conversion.

We will allocate all future payments to the Fixed Account, unless you instruct us otherwise.


PAYMENTS - Payments are payable to Transamerica Occidental Life Insurance Company. Payments may be made by mail to our Variable Life Service Center or through our authorized representative. All net payments after the initial payment are credited to the Separate Account or Fixed Account on the valuation date of receipt at the Variable Life Service Center.


You may establish a schedule of planned payments. If you do, we will bill you at regular intervals. Making planned payments will not guarantee that the Policy will remain in force. The Policy will not necessarily lapse if you fail to make planned payments. You may make unscheduled payments before the final payment date or skip planned payments.


You may choose a monthly automatic payment method of making payments. Under this method, each month we will deduct payments from your checking account and apply them to your Policy. The minimum payment allowed under this method is $50.

The Policy does not limit payments as to frequency and number. However, no payment may be less than $100 without our consent. Payments must be sufficient to provide a positive surrender value at the end of each Policy month or the Policy may lapse. See "POLICY TERMINATION AND REINSTATEMENT." During the first 48 Policy months following the date of issue or the effective date of an increase in face amount, a guarantee may apply to prevent the Policy from lapsing. The guarantee will apply during this period if we received payments from you that, when reduced by outstanding loans, partial withdrawals and partial withdrawal charges, equal or exceed the required minimum monthly payments. The required minimum monthly payments are based on the number of months the Policy, increase in face amount or Policy change that causes a change in the minimum monthly payment has been in force. MAKING MONTHLY PAYMENTS EQUAL TO THE MINIMUM MONTHLY PAYMENTS DOES NOT GUARANTEE THAT THE POLICY WILL REMAIN IN FORCE, EXCEPT AS STATED IN THIS PARAGRAPH.

Under the Guaranteed Death Benefit Rider, if you make payments of a sufficient amount, net of withdrawals, withdrawal charges and any outstanding loans, we guarantee that your Policy will not lapse. In order to maintain this guarantee, on each Policy anniversary through the final payment date, the total of your payments received by us, net of withdrawals, withdrawal charges and any outstanding loans, must at least equal the guaranteed death benefit premium times the number of Policy years since the Policy was issued. The guaranteed death benefit premiums are currently 90% of the guideline level premium if you elected the Level Option or 75% of the guideline level premium if you elected the Adjustable Option. A Policy change may affect the amount of payments necessary to keep the rider in force. Certain other conditions may apply, and once terminated this rider may not be reinstated.

Total payments may not exceed the current maximum payment limits under federal tax law. These limits will change with a change in face amount, the addition or deletion of a rider, or a change between the Level Option and Adjustable Option. Where total payments would exceed the current maximum payment limits, we will only accept that part of a payment that will make total payments equal the maximum. Any part of the payments greater than that amount will first be applied as a loan repayment, if you have an outstanding loan, and any remainder will be returned to you. We will refund to you any excess amount (including interest) not later than 60 days after the end of the Policy year in which the excess payment occurred. However, we will accept a payment needed to prevent Policy lapse during a Policy year. The amount refundable will not exceed the surrender value of the policy. If the entire surrender value is refunded, we will treat the transaction as a full surrender of your Policy. See "POLICY TERMINATION AND REINSTATEMENT."


ALLOCATION OF NET PAYMENTS - The net payment equals the payment made less the payment expense charge. In the application for your Policy, you decide the initial allocation of the net payment among the Fixed Account and the sub-accounts. You may allocate net payments to one or more of the sub-accounts, but may not have Policy Value in more than seven sub-accounts at once. The minimum amount that you may allocate to a sub-account is 1.0% of the net payment. Allocation percentages must be in whole numbers (for example, 331/3% may not be chosen) and must total 100%.


You may change the allocation of future net payments by written request or telephone request. You have the privilege to make telephone requests, unless you elected not to have the privilege on the application. The policy of Transamerica and its representatives and affiliates is that they will not be responsible for losses resulting from acting on telephone requests reasonably believed to be genuine. We will use reasonable methods to confirm that instructions communicated by telephone are genuine; otherwise, Transamerica may be liable for any losses from unauthorized or fraudulent instructions. We require that callers on behalf of a Policy owner identify themselves by name and identify the Policy owner by name, date of birth and social security number. All telephone requests are tape recorded. An allocation change will take effect on the date of receipt of the notice at the Variable Life Service Center. No charge is currently imposed for changing payment allocation instructions. We reserve the right to impose a charge in the future, but guarantee that the charge will not exceed $25.


The Policy Value of each sub-account will vary with the investment experience of the portfolio in which the sub-account invests. You bear this investment risk. Investment performance may also affect the death benefit. Review your allocations of payments and Policy Value as market conditions and your financial planning needs change.

TRANSFER PRIVILEGE - Subject to our then current rules, you may transfer amounts among the sub-accounts or between one or more sub-accounts and the Fixed Account. (You may not transfer that portion of the Policy Value held in the Fixed Account that secures a Policy loan.)

The transfer privilege is subject to our consent. We reserve the right to impose limits on transfers including, but not limited to, the

         o         Minimum amount that may be transferred

         o Minimum amount that may remain in a sub-account following a transfer from that sub-account

         o         Minimum period between transfers involving the Fixed Account

         o       Maximum amounts that may be transferred from the Fixed Account

Transfers involving the Fixed Account are currently permitted only if:


        o There has been at least a ninety (90) day period since the last transfer from the Fixed Account,

                  and

         o The amount transferred from the Fixed Account in each transfer does not exceed the lesser of
                  $100,000 or 25% of the Policy Value

These rules are subject to change by us.

We will make transfers at your written request or telephone request, as described in "THE POLICY - ALLOCATION OF NET PAYMENTS." Transfers are effected at the value next computed after receipt of the transfer order, except for automatic transfers.


You may apply for  automatic  transfers  under either the Dollar Cost  Averaging
(DCA) option or the Automatic Account Rebalancing (AAR) option by submitting your written request to our Variable Life Service Center. Transfers under either DCA or AAR are generally effective on the 15th day of each scheduled month. If your written request is received by us prior to the 15th of the month, your option may begin as early as the 15th of the month in which we receive your request. Otherwise, your option may begin as early as the 15th of the following month. You may cancel your election of an option by written request at any time with regard to future transfers. The DCA option and the AAR option may not be effective at the same time on your Policy. If you elect one option and, at a later date, submit written request for the other option, your new written request will be honored, and the previously elected option will be automatically terminated.

Dollar Cost Averaging. This option allows you to systematically transfer a set dollar amount from the Money Market sub-account on a monthly, quarterly, or semi-annual basis to one or more other sub-accounts. The minimum amount of each DCA transfer from the Money Market sub-account is $100, and at no time may you have value in more than seven sub-accounts. The Dollar Cost Averaging option is designed to reduce the risk of your purchasing units only when the price of the units is high, but you should carefully consider your financial ability to continue the option over a long enough period of time to purchase units when their value is low as well as when it is high. The DCA option does not assure a profit or protect against a loss. The DCA option will terminate automatically when the value of your Money Market sub-account is depleted.

There is no additional charge for electing the DCA option. Transfers to the Fixed Account are not permitted under the DCA option. We reserve the right to terminate the DCA option at any time and for any reason.

Automatic Account Rebalancing. Once your net payments and requested transfers have been allocated among your sub-account choices, the performance of each sub-account may cause your allocation to shift such that the relative value of one or more sub-accounts is no longer consistent with your overall objectives. Under the Automatic Account Rebalancing option, the balances in your selected sub-accounts can be restored to the allocation percentages you elect on your written request by transferring values among the sub-accounts. At no time may you have value in more than seven sub-accounts. The minimum percentage allocation for each selected sub-account is 1%, and percentage allocations must be in whole numbers. The AAR option is available on a quarterly, semi-annual or annual basis. The minimum total amount of the transfers under the AAR option is $100 per scheduled date. If the total transfer amount is less than $100, no transfer will occur on that scheduled date. The AAR option does not guarantee a profit or protect against a loss.

There is no additional charge for electing the AAR option. Transfers to the Fixed Account are not permitted under the AAR option. We reserve the right to terminate the AAR option at any time and for any reason.


The first 12 transfers in a Policy year are free. After that, we will deduct a $10 transfer charge from amounts transferred in that Policy year. We reserve the right to increase the charge, but we guarantee the charge will never exceed $25.


The first automatic transfer for the elected option counts as one transfer toward the 12 free transfers allowed in each Policy year. Each subsequent automatic transfer for the elected option is free, and does not reduce the remaining number of transfers that are free in a Policy year.


Any transfers made for a conversion privilege, or because of a Policy loan or material change in investment Policy will not count toward the 12 free transfers.

DEATH BENEFIT - If the Policy is in force on the date of the Insured's death, we will, with due proof of death, pay the net death benefit to the named beneficiary. We will normally pay the net death benefit within seven days of receiving due proof of the Insured's death, but we may delay payment of net death benefits. See "OTHER POLICY PROVISIONS - DELAY OF PAYMENTS." The beneficiary may receive the net death benefit in a lump sum or under a payment option. See "APPENDIX C - PAYMENT OPTIONS."

Before the final payment date and before the paid-up insurance option is exercised, the net death benefit is

         o The death benefit provided under the Level Option or Adjustable Option, whichever is elected and in effect on the date of death plus

         o Any other insurance on the Insured's life that is provided by rider minus


         o Any outstanding loan and any due and unpaid partial withdrawals, partial withdrawal charges and monthly insurance protection charges through the Policy month in which the Insured dies


After the final payment date and except as otherwise provided in the Guaranteed Death Benefit Rider, the net death benefit is

         o         101% of the Policy Value minus


         o Any outstanding loan and any due and unpaid partial withdrawals and partial withdrawal charges.


If the paid-up insurance option is exercised, the net death benefit is the paid-up insurance amount minus any outstanding loan.

In most states, we will compute the net death benefit on the date we receive due proof of the Insured's death.


LEVEL OPTION AND ADJUSTABLE OPTION - The Policy provides two death benefit options through the final payment date and before the paid-up insurance option is exercised: the Level Option and the Adjustable Option. You choose the desired option in the application. You may change the option once per Policy year by written request. There is no charge for a change in option.


Under the Level Option, the death benefit is the greater of the

         o          Face amount or

         o         Guideline minimum sum insured

Under the Adjustable Option, the death benefit is the greater of the

         o         Face amount plus Policy Value or

         o         Guideline minimum sum insured

Under both the Level Option and Adjustable Option, the death benefit provides insurance protection. Under the Level Option, the death benefit is level unless the guideline minimum sum insured exceeds the face amount; then, the death benefit varies as the Policy Value changes. Under the Adjustable Option, the death benefit always varies as the Policy Value changes.


At any face amount, the death benefit will be greater under the Adjustable Option than under the Level Option because the Policy Value is added to the face amount and included in the death benefit. (If, however, the death benefit is the guideline minimum sum insured, then the death benefit will be the same.) However, the monthly insurance protection charge will be greater and, therefore, Policy Value will accumulate at a slower rate than under the Level Option.


If you desire to have payments and investment performance reflected in the death benefit, you should choose the Adjustable Option. If you desire to have payments and investment performance reflected to the maximum extent in the Policy Value, you should select the Level Option.

Guideline Minimum Sum Insured - The guideline minimum sum insured is a percentage of the Policy Value as set forth in "APPENDIX A - GUIDELINE MINIMUM SUM INSURED TABLE." The guideline minimum sum insured is computed in accordance with federal income tax laws to ensure that the Policy qualifies as a life insurance contract and that the insurance proceeds will be excluded from the gross income of the beneficiary.


Illustration of the Level Option - In this illustration, assume that the Insured is currently age 40 (attained age), and that there is no outstanding loan.


Under the Level Option, a Policy with a $100,000 face amount will have a death benefit of $100,000. However, because the death benefit must be equal to or greater than 250% of Policy Value, if the Policy Value exceeds $40,000 the death benefit will exceed the $100,000 face amount. In this example, each dollar of Policy Value above $40,000 will increase the death benefit by $2.50. For example, a Policy with a Policy Value of $50,000 will have a guideline minimum sum insured of $125,000 ($50,000 x 2.50); Policy Value of $60,000 will produce a guideline minimum sum insured of $150,000 ($60,000 x 2.50); and Policy Value of $75,000 will produce a guideline minimum sum insured of $187,500 ($75,000 x 2.50).

Similarly, if Policy Value exceeds $40,000, each dollar taken out of Policy Value will reduce the death benefit by $2.50. If, for example, the Policy Value is reduced from $60,000 to $50,000 because of partial withdrawals, charges or negative investment performance, the death benefit will be reduced from $150,000 to $125,000. If, however, the product of the Policy Value times the applicable percentage from the table in Appendix A is less than the face amount, the death benefit will equal the face amount.

The applicable percentage becomes lower as the Insured's age increases. If the Insured's attained age in the above example were, for example, 50 (rather than 40), the applicable percentage would be 185%. The death benefit would not exceed the $100,000 face amount unless the Policy Value exceeded $54,054 (rather than $40,000), and each dollar then added to or taken from Policy Value would change the death benefit by $1.85.


Illustration of the Adjustable Option - In this illustration, assume that the Insured is age 40 (attained age) and that there is no outstanding loan.


Under the Adjustable Option, a Policy with a face amount of $100,000 will produce a death benefit of $100,000 plus Policy Value. For example, a Policy with Policy Value of $10,000 will produce a death benefit of $110,000 ($100,000 + $10,000); Policy Value of $25,000 will produce a death benefit of $125,000 ($100,000 + $25,000); Policy Value of $50,000 will produce a death benefit of $150,000 ($100,000 + $50,000). However, the death benefit must be at least 250% of the Policy Value. Therefore, if the Policy Value is greater than $66,667, 250% of that amount will be the death benefit, which will be greater than the face amount plus Policy Value. In this example, each dollar of Policy Value above $66,667 will increase the death benefit by $2.50. For example, if the Policy Value is $70,000, the guideline minimum sum insured will be $175,000 ($70,000 x 2.50); Policy Value of $80,000 will produce a guideline minimum sum insured of $200,000 ($80,000 x 2.50); and Policy Value of $90,000 will produce a guideline minimum sum insured of $225,000 ($90,000 x 2.50).

Similarly, if Policy Value exceeds $66,667, each dollar taken out of Policy Value will reduce the death benefit by $2.50. If, for example, the Policy Value is reduced from $80,000 to $70,000 because of partial withdrawals, charges or negative investment performance, the death benefit will be reduced from $200,000 to $175,000. If, however, the product of the Policy Value times the applicable percentage is less than the face amount plus Policy Value, then the death benefit will be the current face amount plus Policy Value.

The applicable percentage becomes lower as the Insured's age increases. If the Insured's attained age in the above example were 50, the death benefit must be at least 185% of the Policy Value. The death benefit would be the sum of the Policy Value plus $100,000 unless the Policy Value exceeded $117,647 (rather than $66,667). Each dollar added to or subtracted from the Policy would change the death benefit by $1.85.


CHANGE TO LEVEL OR ADJUSTABLE OPTION - You may change the death benefit option once each Policy year by written request, within limits noted in "LEVEL OPTION AND ADJUSTABLE OPTION." Changing options will not require evidence of insurability. The change takes effect on the monthly processing date on or next following the date of receipt of the written request. We will impose no charge for changes in death benefit options.


If you change the Level Option to the Adjustable Option, we will decrease the face amount to equal


         o         The death benefit under the Level Option minus


         o         The Policy Value on the date of the change


The change may not be made if the face amount would fall below $50,000. After the change from the Level Option to the Adjustable Option, future monthly insurance protection charges may be higher or lower than if no change in option had been made. However, the insurance protection amount will always equal the face amount unless the guideline minimum sum insured applies. No surrender charges will be imposed for the decrease in face amount resulting solely because of a change in death benefit options from the Level Option to the Adjustable Option.

If you change the Adjustable Option to the Level Option, we will increase the face amount, and the new face amount will be equal to the death benefit under the Adjustable Option on the date of change. The death benefit will be the greater of


         o         The new face amount or

         o         The guideline minimum sum insured


No new surrender charge rates or new surrender charge period will be imposed solely because of a change in death benefit options. After the change from the Adjustable Option to the Level Option, an increase in Policy Value will reduce the insurance protection amount and the monthly insurance protection charge. A decrease in Policy Value will increase the insurance protection amount and the monthly insurance protection charge.


A change in death benefit option may result in total payments exceeding the then current maximum payment limitation under federal tax law. If this occurs, we will pay the excess to you.

CHANGE IN FACE AMOUNT - You may increase or decrease the face amount by written request. An increase or decrease in the face amount takes effect on the later of

         o The monthly processing date on or next following the date of receipt of your written request or

         o The date of our approval of your written request, if evidence of insurability is required

Increases - You must submit evidence of insurability satisfactory to us with your written request for an increase. The consent of the Insured is also required whenever the face amount is increased. An increase in face amount may not be less than $10,000. You may not increase the face amount after the Insured reaches age 80. A written request for an increase must include a payment if the surrender value is less than the sum of

         o         $40 plus

         o         Two minimum monthly payments


On the effective date of each increase in face amount, we will deduct a transaction charge of $40 from Policy Value for administrative costs. You may allocate the deduction to one sub-account. If you make no allocation we will make a pro rata allocation. We will also compute surrender charges for the increase. An increase in the face amount will increase the insurance protection amount and, therefore, the monthly insurance protection charges. We will provide you new specification pages for the Policy indicating the effective date of the increase and any additional charges due to the increase.

After increasing the face amount, you will have the right, during a free look period, to have the increase canceled. See "THE POLICY - FREE LOOK PERIOD." If you exercise this right, we will credit to your Policy the charges deducted for the increase, unless you request a refund of these charges. We will also cancel any surrender charges for the increase.


Decreases - You may decrease the face amount by written request. The minimum amount for a decrease in face amount is $10,000. The minimum face amount in force after a decrease is $50,000. We may limit the decrease or return Policy Value to you, as you choose, if the Policy would not comply with the maximum payment limitation under federal tax law. A return of Policy Value may result in tax liability to you.

A decrease in the face amount will lower the insurance protection amount and, therefore, the monthly insurance protection charge. In computing the monthly insurance protection charge, a decrease in the face amount will reduce the face amount in inverse order (i.e., first, the most recent increase, then the next most recent increases, then the initial face amount).


On the effective date of a decrease in the face amount, we will deduct from the Policy Value a transaction charge of $40 and, if applicable, any surrender charges. You may allocate the deduction to one sub-account. If you make no allocation, we will make a pro rata allocation. We will reduce the surrender charge by the amount of any surrender charge deducted. We will provide you with new specification pages indicating the effective date of the decrease and the new minimum monthly payment, if any.

OPTION TO ACCELERATE DEATH BENEFITS (LIVING BENEFITS RIDER) - Subject to state law and approval, you may elect to add the Option to Accelerate Death Benefits (Living Benefits Rider) to your Policy. There is no direct charge for this rider. The rider allows you to receive a portion of the net death benefit while the Insured is alive, subject to the conditions of the rider. You may submit a written request to receive the "living benefit" under this rider if the policy in in-force and a qualified physician certifies that the Insured has an illness or physical condition which is likely to result in the Insured's death within 12 months. You may receive the living benefit either in a single sum or in 12 equal payments. The option may only be exercised once under the Policy.

The amount you may receive is based on the "option amount". The option amount is the portion of the death benefit you elect to apply under the rider as an accelerated death benefit. The option amount must be at least $25,000 and may not exceed the lessor of

             One-half of the death benefit on the date the option is elected, or
              The amount that would reduce the face amount to $100,000, our current minimum issue limit, or $250,000

The "living benefit" is the lump sum benefit under this rider and is the amount used to determine the monthly benefit under the rider. It is the option amount reduced for interest and other factors, within limits. Subject to state law, an expense charge of $150 will be deducted from Policy Value if you exercise the option under this rider.

If you elect to exercise this option, your Policy will be affected as follows:

       A portion of the outstanding loan will be deducted from the living benefit, while the remaining outstanding loan will continue in force

       The Policy's death benefit will be decreased by the option amount, with insurance decreased or eliminated in inverse order, starting with the most recent face increase and ending with the initial face amount

       Policy value will be reduced in the same proportion as the reduction in the death benefit

To the extent of the decrease in face amount as a result of exercising the option, we will waive any surrender charges which would otherwise apply to that decrease in face amount.

The rider is intended to provide a qualified accelerated death benefit that is excludable from gross income for federal income tax purposes. Whether any tax liability may be incurred, however, depends upon a number of factors.



POLICY VALUE - The Policy Value is the total value of your Policy. It is the sum of


         o Your accumulation in the Fixed Account (including amounts securing any outstanding loans) plus


         o         The value of your units in the sub-accounts

There is no guaranteed minimum Policy Value. Policy Value on any date depends on variables that cannot be predetermined.

Your Policy Value is affected by the

         o         Frequency and amount of your net payments

         o         Interest credited in the Fixed Account

         o         Investment performance of your sub-accounts

         o         Partial withdrawals

         o         Loans, loan repayments and loan interest paid or credited

         o         Charges and deductions under the Policy

         o         The death benefit option

Computing Policy Value - We compute the Policy Value on the date of issue and on each valuation date. On the date of issue, the Policy Value is


         o The value of the amounts allocated to the Fixed Account and sub-account(s), net of mortality and expense risks, administration charges and portfolio expenses (see "THE POLICY
                  - APPLICATION FOR A POLICY"), minus


         o         The monthly insurance protection charge due

On each valuation date after the date of issue, the Policy Value is the sum of

         o         Accumulations in the Fixed Account plus

         o         The sum of the product of

         o         The  number of units in each sub-account times

         o         The value of a unit in each sub-account on the valuation date

The Unit - We allocate each net payment to the sub-accounts you select. We credit allocations to the sub-accounts as units. Units are credited separately for each sub-account.

The number of units of each sub-account credited to the Policy is the quotient of

        o   That part of the net payment allocated to the sub-account divided by

         o The dollar value of a unit on the valuation date the payment is received at our Variable Life Service Center (but see "APPLICATION FOR A POLICY" for treatment of payments received by us before we approve the application)

The number of units will remain fixed unless changed by a split of unit value, transfer, loan, partial withdrawal or surrender. Also, each deduction of charges from a sub-account will result in the cancellation of units equal in value to the amount deducted.

The dollar value of a unit of a sub-account varies from valuation date to valuation date based on the investment experience of that sub-account. This investment experience reflects the investment performance, expenses and charges of the portfolio in which the sub-account invests. The value of each unit was set at $10.00 on the first valuation date of each sub-account. The value of a unit on any valuation date after the first valuation date is the product of

         o The dollar value of the unit on the preceding valuation date times

         o         The net investment factor

Net Investment Factor - The net investment factor measures the investment performance of a sub-account during the valuation period that has just ended. The net investment factor is the result of (a) plus (b), divided by (c), minus
(d) and minus (e) where:

         (a) is the net asset value per share of a portfolio held in the sub-account determined at the end of the current valuation period

         (b)  is  the  per  share   amount  of  any  dividend  or  capital  gain
         distributions made by the portfolio on shares held in the sub-account if the "ex-dividend" date occurs during the current valuation period

         (c) is the net asset value per share of a portfolio share held in the sub-account determined as of the end of the immediately preceding valuation period

         (d) is a charge for mortality and expense risks and


         (e) is a charge for administration during a period not exceeding the first twenty Policy years


See "CHARGES AGAINST OR REFLECTED IN THE ASSETS OF THE SEPARATE ACCOUNT."

MATURITY BENEFITS - If the Insured is alive on the maturity date, we will pay the surrender value as of the maturity date to the Policy owner. The surrender value may be paid in a single sum or under a payment option as described below.


PAYMENT OPTIONS - The net death benefit payable may be paid in a single sum or under one or more of the payment options then offered by Transamerica. Payment options are paid from our General Account and are not based on the investment experience of the Separate Account. See "APPENDIX C - PAYMENT OPTIONS." These payment options also are available at the maturity date or if the Policy is surrendered. If no election is made, we will pay the net death benefit in a single sum.


OPTIONAL INSURANCE BENEFITS - You may add optional insurance benefits to the Policy by rider, as described in "APPENDIX B - OPTIONAL INSURANCE BENEFITS." The cost of optional insurance benefits becomes part of the monthly insurance protection charge, except that the guaranteed death benefit rider cost is a one time transaction charge of $25 deducted on the first monthly processing date.

SURRENDER - You may surrender the Policy and receive its surrender value. The surrender value is

         o         The Policy Value minus

         o         Any outstanding loan and surrender charges


We will compute the surrender value on the valuation date on which we receive your written request for surrender. We will deduct a surrender charge if you surrender the Policy within 10 full Policy years of the date of issue or of an increase in face amount. See "CHARGES AND DEDUCTIONS - SURRENDER CHARGES."


The surrender value may be paid in a lump sum or under a payment option then offered by us. See "APPENDIX C PAYMENT OPTIONS." We will normally pay the surrender value within seven days following our receipt of your written request. We may delay benefit payments under the circumstances described in "OTHER POLICY PROVISIONS DELAY OF PAYMENTS."

For important tax consequences of a surrender, see "FEDERAL TAX CONSIDERATIONS."

PARTIAL WITHDRAWAL - After the first Policy year (and before the paid-up insurance option is exercised), you may withdraw part of the surrender value of your Policy on written request. Your written request must state the dollar amount you wish to receive. You may allocate the amount withdrawn among the sub-accounts and the Fixed Account. If you do not provide allocation instructions, we will make a pro rata allocation. Each partial withdrawal must be at least $500. Under the Level Option, the face amount is reduced by the partial withdrawal. We will not allow a partial withdrawal if it would reduce the Level Option face amount below $50,000.

On a partial withdrawal from a sub-account, we will cancel the number of units equal in value to the amount withdrawn. The amount withdrawn will be the amount you requested plus the partial withdrawal costs. See "CHARGES AND DEDUCTIONS - PARTIAL WITHDRAWAL COSTS." We will normally pay the partial withdrawal within seven days following our receipt of written request. We may delay payment as described in "OTHER POLICY PROVISIONS - DELAY OF PAYMENTS."

For important tax consequences of partial withdrawals, see "FEDERAL TAX
 CONSIDERATIONS."

PAID-UP INSURANCE OPTION - On written request, you may elect life insurance coverage, usually for a reduced amount, for the life of the Insured with no further premiums due. The paid-up insurance will be the amount that the surrender value can provide as a net single premium applied at the Insured's age and underwriting class on the date this option is elected. If the surrender value exceeds the net single premium, we will pay the excess to you. The net single premium is based on the Commissioners Ultimate 1980 Standard Ordinary Mortality Tables, Smoker or Non-Smoker, male or female or unisex with increases in the tables for non-standard risks. Interest will not be less than 4.5% annually.

IF THE PAID-UP INSURANCE OPTION IS ELECTED, THE FOLLOWING POLICY OWNER RIGHTS AND BENEFITS WILL BE AFFECTED:

         o As described above, the paid-up insurance benefit will be computed differently from the net death benefit and the death benefit options will not apply

         o We will not allow transfers of Policy Value from the Fixed Account back to the Separate Account

         o         You may not make further payments

         o You may not increase or decrease the face amount or make partial withdrawals

         o         Riders will continue only with our consent


You may, after electing paid-up insurance, surrender the Policy for its net cash value. The guaranteed cash value is the net single premium for the paid-up insurance at the Insureds age. The net cash value is the cash value less any outstanding loan. (The cash value will equal the guaranteed cash value unless we credit interest at a rate higher than 4.5% annually.) We will transfer the portion of the Policy Value in the sub-accounts of the Separate Account to the Fixed Account on the date we receive your written request to elect the paid-up insurance option.


On election of reduced paid-up insurance, the Policy could become a modified endowment contract. If a Policy becomes a modified endowment contract, Policy loans, partial withdrawals or surrender will receive unfavorable federal tax treatment. See "FEDERAL TAX CONSIDERATIONS - MODIFIED ENDOWMENT CONTRACTS."

                             CHARGES AND DEDUCTIONS

The following charges will apply to your Policy under the circumstances described. Some of these charges apply throughout the Policy's duration. Other charges apply only if you choose options under the Policy.


The charges are for the services and benefits provided, costs and expenses incurred and risks assumed by us under or in connection with the Policies. Services and benefits provided by us include:

        the death benefits, cash and loan benefits provided by the Policy investment options, including net payment allocations

        administration of various elective options under the Policy, and the distribution of various reports to Policy owners

Costs and expenses incurred by us include:

        those associated with underwriting applications and changes in face amount and riders various overhead and other expenses associated with providing the services and benefits related to the Policy

         sales and marketing expenses, and

         other costs of doing business, such as federal, state and local premium and other taxes
                  and      fees

Risks assumed by us include the risks that Insureds may live for a shorter period of time than estimated resulting in the payment of greater death benefits than expected, and that the costs of providing the services and benefits under the Policies will exceed the charges deducted.

PAYMENT EXPENSE CHARGE - Currently, we deduct 4.0% of each payment as a payment expense charge. This charge is for state and local premium taxes, federal income tax treatment of Deferred Acquisition Costs, and certain Policy sales and administrative expenses.

Premium tax rates vary from state to state and are a percentage of payments made by Policy owners to us. Currently, rates in the fifty states and the District of Columbia range between 0.75% and 3.5%. Since we are subject to retaliatory tax, the effective premium tax for us typically ranges between 2.35% and 3.5%. Typically, we pay premium taxes (including retaliatory tax) in all jurisdictions, but the payment expense charge would be deducted, even if we were not subject to premium or retaliatory tax in a state.


We may increase or decrease the payment expense charge to reflect changes in our expenses for taxes.

MONTHLY INSURANCE PROTECTION CHARGE - Before the final payment date, on each monthly processing date we will deduct a monthly insurance protection charge from your Policy Value. This charge is the cost for insurance protection under the Policy, including optional insurance benefits provided by rider.

We deduct the monthly insurance protection charge on each monthly processing date starting with the date of issue. You may allocate monthly insurance protection charges to one sub-account. If you make no allocation, we will make a pro rata allocation. If the sub-account you chose does not have sufficient funds to cover the monthly insurance protection charges, we will make a pro rata allocation. We will deduct no monthly insurance protection charges after the final payment date.


Computing Monthly Insurance Protection Charge - We designed the monthly insurance protection charge to compensate us for the anticipated cost of paying net death benefits under the Policies, as well as to compensate us for a part of our acquisition costs, taxes, and administrative expenses. The charge is computed monthly for the initial face amount and for each increase in face amount. Monthly insurance protection charges can vary.


For the initial face amount under the Level Option, the monthly insurance protection charge is the product of

         o         The insurance protection rate times

         o The difference between (a) the initial face amount and (b) the Policy Value (minus any rider charges at the beginning of the Policy month), divided by 1,000

Under the Level Option, the monthly insurance protection charge decreases as the Policy Value increases if the guideline minimum sum insured is not in effect.

For the initial face amount under the Adjustable Option, the monthly insurance protection charge is the product of

         o         The insurance protection rate times

         o         The initial face amount, divided by 1,000


For each increase in face amount under the Level Option, the monthly insurance protection charge for the increase is the product of


         o         The insurance protection rate for the increase times

         o The difference between (a) the increase in face amount and (b) any Policy value (minus any rider charges) greater than the initial face amount at the beginning of the Policy month and not allocated to a prior increase, divided by 1,000

For each increase in face amount under the Adjustable Option, the monthly insurance protection charge is the product of

         o         The insurance protection rate for the increase times

         o         The increase in face amount, divided by 1,000

If the guideline minimum sum insured is in effect under either Option, we will compute a monthly insurance protection charge for that part of the death benefit subject to the guideline minimum sum insured that exceeds the current death benefit not subject to the guideline minimum sum insured. This charge is the product of

         o The insurance protection rate for the initial face amount times

         o         The difference between

         o The guideline minimum sum insured and (a) the greater of the face amount or the Policy Value, if you selected the Level Option, or (b) the face amount plus the Policy Value, if you selected the Adjustable Option, divided by 1,000


We will adjust the monthly insurance protection charge for any decreases in face amount. See "THE POLICY - CHANGE IN FACE AMOUNT - DECREASES."


Insurance Protection Rates - We base insurance protection rates on the

         o         Male, female or unisex rate table

         o         Age and underwriting class of the Insured

         o         Effective date of an increase or date of any rider


For unisex Policies, sex-distinct rates do not apply. For the initial face amount, the insurance protection rates are based on your age at the beginning of each Policy year. For an increase in face amount or for a rider, the insurance protection rates are based on your age on the effective date of the increase or rider and, thereafter, on each anniversary of the effective date of the increase or rider. We base the current insurance protection rates on our expectations as to future mortality experience. Rates will not, however, be greater than the guaranteed insurance protection rates set forth in the Policy. These guaranteed rates are based on the Commissioners 1980 Ultimate Standard Ordinary Mortality Tables, Smoker or Non-Smoker, and the Insured's sex (except for policies for which unisex rates apply) and age (with increases in the Tables for non-standard risks). The Tables used for this purpose set forth different mortality estimates for males and females (unisex rates use male rates) and for smokers and non-smokers. Any change in the insurance protection rates will apply to all Insureds of the same age, sex and underwriting class, whose Policies have been in force for the same period.

The underwriting class of an Insured will affect the insurance protection rates. We currently place Insureds into preferred underwriting classes, preferred non-standard underwriting classes, standard underwriting classes and non-standard underwriting classes. The underwriting classes are also divided into two categories: smokers and non-smokers. We will place an Insured under age 18 at the date of issue in a standard or non-standard underwriting class. We will then classify the Insured as a smoker at age 18 unless we receive satisfactory evidence that the Insured is a non-smoker. Prior to the Insured's age 18, we will give you notice of how the Insured may be classified as a non-smoker.


We compute the insurance protection rate separately for the initial face amount and for any increase in face amount. However, if the Insured's underwriting class improves on an increase, the lower insurance protection rate will apply to the total face amount.


CHARGES AGAINST OR REFLECTED IN THE ASSETS OF THE SEPARATE ACCOUNT - We assess each sub-account with a charge for mortality and expense risks we assume and, during the first 20 Policy years, a charge for administration expenses related to the Separate Account. Portfolio expenses are also reflected in the value of the assets of the Separate Account.


Administration Charge - For a period not to exceed the first 20 Policy years, we may impose a daily charge at an annual rate of 0.15% of the daily net asset value in each sub-account. The charge is to help reimburse us for administrative expenses incurred in the administration of the Separate Account and the sub-accounts. The administrative functions and expenses we assume for the Separate Account and the sub-accounts include

         o         Clerical, accounting, actuarial and legal services

         o         Rent, postage, telephone, office equipment and supplies

         o The expenses of preparing and printing registration statements and prospectuses (not allocable to sales expense)

         o         Regulatory filing fees and other fees


Currently, the administration charge is waived after the tenth Policy year (subject to state law), but we reserve the right to impose the charge after the tenth Policy year.


Mortality and Expense Risk Charge - We impose a daily charge at a current annual rate of 0.65% of the average daily net asset value of each sub-account. This charge compensates us for assuming mortality and expense risks for variable interests in the Policies. We may increase this charge, subject to state and federal law, to an annual rate no greater than 0.80%.

The mortality risk we assume is that Insureds may live for a shorter time than anticipated. If this happens, we will pay more net death benefits than anticipated. The expense risk we assume is that the expenses incurred in issuing and administering the Policies will exceed those compensated by the administration charges in the Policies.


Portfolio Expenses - The value of the units of the sub-accounts will reflect the management fee and other expenses of the portfolios whose shares the sub-accounts purchase. The management fees and other expenses of the portfolios are listed above under "SUMMARY - WHAT ARE THE EXPENSES AND FEES OF THE PORTFOLIOS." The prospectuses and Statements of Additional Information of the portfolios contain more information concerning the fees and expenses.


No charges are currently made against the sub-accounts for federal or state income taxes. Should income taxes be imposed, we may make deductions from the sub-accounts to pay the taxes. See "FEDERAL TAX CONSIDERATIONS."


SURRENDER CHARGES - The Policy's surrender charges are designed to reimburse us for part of the costs of product research and development, underwriting, Policy administration, surrendering the Policy and part of sales expenses, including commissions to ouragents, advertising, and the printing of prospectuses and sales literature.

Surrender charges are computed on the date of issue for the initial face amount. Surrender charges apply for ten years from the date of issue. We impose surrender charges only if, during the time the charges are effective, you request a full surrender of your Policy or a decrease in face amount.

New surrender charges are computed for any increase in face amount. Surrender charges for a face increase apply for ten years from the date the increase is effective. The new surrender charges computed for an increase in face amount apply only to the face increase.

We compute each surrender charge based on a rate per $1,000 of the related face amount. The rate which applies to your Policy is based on whether the Insured is male or female (male rates are used if the Policy is issued using unisex rates); the Insured's age; and the number of years during which that surrender charge has been effective. The surrender charge rate for the initial face amount decreases each Policy year on the Policy anniversary. The surrender charge rate for each increase in face amount decreases each year on the twelve month anniversary of the effective date of the increase in face amount.


We determine the Insured's age as of the date of issue for the initial face amount for the Policy. If there is an increase in the face amount, we determine the Insured's age on the effective date of the increase.


The surrender charge amount which applies in a particular Policy year on your Policy is shown on the specification pages of your Policy. New specification pages showing the new surrender charge amounts will be provided to you if there is an increase or a decrease in face amount on your policy.


If more than one surrender charge is in effect because of one or more increases in face amount, we will apply the surrender charges in inverse order. We will apply surrender and partial withdrawal charges (described below) in this order:

         o         First, those related to the most recent increase

         o Second, those related to the next most recent increases, and so on

         o         Third, those related to the initial face amount.


A surrender charge may be deducted on a decrease in the face amount. The surrender charge will be the surrender charge for the face amounts which are decreased or eliminated in the order shown above.

Where a decrease causes a partial reduction in an increase or in the initial face amount, we will deduct a proportionate share of the surrender charge for that increase or for the initial face amount. The surrender charge deducted is a fraction of the charge that would apply to a full surrender. The fraction is the product of


         o         The decrease divided by the current face amount times

         o         the surrender charge

See "APPENDIX E - MAXIMUM SURRENDER CHARGES" for the maximum surrender charge rates and an example of how we compute the amount of surrender charges.

PARTIAL WITHDRAWAL COSTS - For each partial withdrawal, we deduct a transaction fee of 2.0% of the amount withdrawn, not to exceed $25.

A partial withdrawal charge may also be deducted from Policy Value. After the first Policy year (and before you exercise the paid-up insurance option), during each Policy year you may withdraw, without a partial withdrawal charge, up to

         o 10% of the Policy Value on the date we receive the written request at the Variable Life Service
                  Center, minus

         o The total of any prior free withdrawals in the same Policy year ("Free 10% Withdrawal")

The right to make the Free 10% Withdrawal is not cumulative from Policy year to Policy year. For example, if only 8% of Policy Value were withdrawn in the second Policy year, the amount you could withdraw in future Policy years would not be increased by the amount you did not withdraw in the second Policy year.


We impose the partial withdrawal charge on any withdrawal greater than the Free 10% Withdrawal (the "excess withdrawal" amount). The maximum charge is 5.0% of the excess withdrawal amount up to the surrender charge. If no surrender charge applies on withdrawal, no partial withdrawal charge will apply. We will reduce the Policy's outstanding surrender charges by the partial withdrawal charge
deducted.   The  partial  withdrawal  charge  deducted  will  decrease  existing surrender charges in inverse order (i.e., first the most recent increase's surrender charges, then the next most recent increase's surrender charges in succession, and last the initial face amount's surrender charges).


TRANSFER CHARGES - The first 12 transfers in a Policy year are free. After that, we will deduct a $10 transfer charge from amounts transferred in that Policy year. We reserve the right to increase the charge, but it will never exceed $25.


If you apply for automatic transfers, the first automatic transfer for the elected option counts as one transfer towards the 12 free transfers allowed in each Policy year. Each future automatic transfer for the elected option is without charge and does not reduce the remaining number of transfers that may be made without charge.


Each of the following transfers of Policy Value from the sub-accounts to the Fixed Account is free and does not count as one of the 12 free transfers in a Policy year:

         o A conversion within the first 24 months from date of issue or increase

         o         A transfer to the Fixed Account to secure a loan

         o A reallocation of the value in the Money Market sub-account as described above under "Application for A Policy" regarding "Right to Examine Policy"

CHARGE FOR CHANGE IN FACE AMOUNT - For each increase or decrease in face amount, we will deduct a transaction charge of $40 from Policy Value to reimburse us for the administrative costs of the change. Unless you specify the sub-account from which the charge is to be deducted, we will allocate the charge pro rata.

OTHER ADMINISTRATIVE CHARGES - We reserve the right to charge for other administrative costs we incur. While there are no current charges for these costs, we may impose a charge (guaranteed not to exceed $25 per transaction) for

                  o         Changing net payment allocation instructions

                  o Changing the allocation of monthly insurance protection charges among the various sub-accounts and the Fixed Account


                  o Providing more than one projection of values in a Policy year, in addition to the annual statement


                                  POLICY LOANS

You may borrow money secured by your Policy Value. The total amount of loans you may have outstanding at any time is the loan value. In the first Policy year, the loan value is 75% of

         o         The Policy Value minus

         o Any surrender charges, unpaid monthly insurance protection charges and outstanding loan interest through the end of the Policy year

After the first Policy Year, the loan value is 90% of

         o         The Policy Value minus

         o         Any surrender charges

The loan value and the Policy Value in the first Policy year or any subsequent Policy year are the values on the valuation date we receive your request for a loan at our Variable Life Service Center.


There is no minimum loan. We will usually pay the loan within seven days after we receive the written request. We may delay the payment of loans as stated in "OTHER POLICY PROVISIONS - DELAY OF PAYMENTS".

We will  withdraw  the  amount of the loan from the  sub-accounts  and the Fixed
Account according to your instructions. If you do not provide us with instructions, we will make a pro rata withdrawal of the loan amount. We will transfer the portion of the Policy Value in each sub-account equal to the Policy loan to the Fixed Account to secure the outstanding loan. We will not count this transfer as a transfer subject to the transfer charge.


The portion of the Policy Value securing the outstanding loan will earn monthly interest in the Fixed Account at an annual rate of at least 6.0% (7.5% for preferred loans). NO OTHER INTEREST WILL BE CREDITED.

PREFERRED LOAN OPTION - A preferred loan option is available after the tenth Policy year and, after that date, will apply to any outstanding loans and new loan requests unless you revoke the preferred loan option in writing. The guaranteed annual interest rate credited to the portion of the Policy Value securing a preferred loan will be not less than 7.5%.


There is some uncertainty as to the tax treatment of preferred loans. Consult a qualified tax adviser. See
"FEDERAL TAX CONSIDERATIONS".

LOAN INTEREST CHARGED - Interest accrues daily at the annual rate of 8.0%. Interest is due and payable in arrears at the end of each Policy year or for as short a period as the loan may exist. Interest not paid when due will be added to the loan amount and bears interest at the same rate. If this makes the loan principal higher than the portion of the Policy Value in the Fixed Account, we will offset this shortfall by transferring amounts from the sub-accounts. The transferred amount will be allocated proportionately among the sub-accounts which have value in them.

REPAYMENT OF OUTSTANDING LOAN - You may pay any loans before Policy lapse and before the maturity date. On the valuation date on which we receive your loan repayment at our Variable Life Service Center, we will allocate that part of the Policy Value in the Fixed Account that secured a repaid loan to the sub-accounts and Fixed Account according to your instructions. If you do not make a repayment allocation, we will allocate Policy Value according to your most recent payment allocation instructions. However, loan repayments allocated to the Separate Account cannot exceed that portion of the Policy Value previously transferred from the Separate Account to secure the outstanding loan.


If the outstanding loan exceeds the Policy Value less the surrender charge, the Policy will be in default. We will mail a notice of default to the last known address of you and any assignee. If you do not make sufficient payment within 62 days after this notice is mailed, the Policy will terminate with no value. See "POLICY TERMINATION AND REINSTATEMENT."

EFFECT OF POLICY LOANS - Policy loans will permanently affect the Policy Value and surrender value, and may permanently affect the death benefit. The effect could be favorable or unfavorable, depending on whether the investment performance of the sub-accounts is less than or greater than the interest credited to the portion of the Policy Value in the Fixed Account that secures the loan.

We will deduct any outstanding loan from the proceeds payable when the Insured dies or from a surrender.


If the outstanding loan on your Policy exceeds the Policy Value minus surrender charges, the Policy will be in default. There is no charge imposed solely because the Policy goes into default. If you do not pay the required premium within the grace period, however, the Policy will terminate without value.

If you have an outstanding loan, decreases in Policy Value, including decreases due to negative investment results in your sub-account allocations, could result in default of your Policy. If you have an outstanding loan and do not pay loan interest when due, unpaid interest will be added to your loan and will bear interest at the same rate. If your investment gains are not sufficient, the outstanding loan could be greater than your Policy Value minus surrender charges, resulting in your Policy going into default.

In the event the Policy lapses or is otherwise terminated while a loan is outstanding, the loan is foreclosed and this foreclosure will be treated as cash received from the Policy for income tax purposes. Any cash received (the outstanding loan plus any other Policy Value less surrender charges) in excess of the Policy's tax basis should be taxable as ordinary income.

                      POLICY TERMINATION AND REINSTATEMENT

TERMINATION - The Policy will be in default if


         o The surrender value is insufficient to cover the next monthly insurance protection charge plus loan interest accrued OR

         o An outstanding loan exceeds the Policy Value less surrender charges

If one of these situations occurs, the Policy will be in default. On the date of default, we will send a notice to you and to any assignee of record. The notice will state the premium due and the date by which it must be paid. You will then have a grace period of 62 days, measured from the date of the notice of default, to make a payment sufficient to prevent termination.


Failure to pay a sufficient premium within the grace period will result in Policy termination. If the Insured dies during the grace period, we will deduct from the net death benefit any monthly insurance protection charges due and unpaid through the Policy month in which the Insured dies and any other overdue charge.


During the first 48 Policy months following the date of issue or an increase in the face amount based on a request from the Policy owner, a guarantee may apply to prevent the Policy from terminating because of insufficient surrender value. This guarantee applies if, during this period, we receive payments from you that, when reduced by outstanding loans, partial withdrawals and partial withdrawal charges, equal or exceed specified minimum monthly payments. The specified minimum monthly payments are based on the number of months the Policy, increase in face amount or Policy change that causes a change in the minimum monthly payment has been in force. A Policy change that causes a change in the minimum monthly payment is a change in the face amount, the addition or deletion of a rider, or a change in the smoker or non-smoker underwriting class on the Policy. Except for the first 48 months after the date of issue or the effective date of an increase, payments equal to the minimum monthly payment do not guarantee that the Policy will remain in force.

You may also elect the Guaranteed Death Benefit Rider. There is a one time $25 charge for this rider. The charge is assessed on the first monthly processing date. Under the Guaranteed Death Benefit Rider, if you make payments of a sufficient amount, net of partial withdrawals, partial withdrawal charges and any outstanding loans, we guarantee that your Policy will not lapse. In order to maintain this guarantee, on each Policy anniversary through the final payment date, the total of your payments received, net of partial withdrawals, partial withdrawal charges and any outstanding loans must at least equal the guaranteed death benefit premium times the number of policy years since the policy was issued, adjusted as applicable for policy changes. See "PAYMENTS."

REINSTATEMENT - A lapsed Policy may be reinstated within three years (or such other time period required by state law) of the date of default and before the final payment date (or, before the Maturity Date, if the default occurred because the outstanding loan exceeded the Policy Value less surrender charges). The reinstatement takes effect on the monthly processing date following the date you submit to us

         o         A written application for reinstatement


         o         Evidence of insurability satisfactory to us

         o A payment that, after the deduction of the payment expense charge, is large enough to cover the minimum amount payable

Policies which have been surrendered may not be reinstated.

Minimum Amount Payable - If reinstatement is requested when less than 48 monthly insurance protection charges have been paid since the date of issue or increase in the face amount, you must pay the lesser of:

         o The minimum monthly payment for the three months beginning on the date of reinstatement or

         o         The sum of

                  o The amount by which the surrender charge(s) on the date of reinstatement exceeds the
                           Policy Value on the date of default plus

                  o Monthly insurance protection charges for the three months beginning on the date of reinstatement


If you request reinstatement more than 48 monthly processing dates from the date of issue or increase in the face amount, you must pay the sum shown above without regard to the three months of minimum monthly payments. Also a lesser amount may be required if the Guaranteed Death Benefit Rider is in effect.


Surrender Charge - The surrender charge on the date of reinstatement is the surrender charge that would have been in effect had the Policy remained in force from the date of issue.

Policy Value on Reinstatement - The Policy Value on the date of reinstatement is:

         .        The net payment  made to reinstate  the Policy and  interest earned from the date the payment was
                  received at our Variable Life Service Center plus

         .        The Policy Value less any  outstanding  loan on the date of default  (not to exceed the  surrender
                  charge on the date of reinstatement) minus

         .        The monthly insurance protection charges due on the date of reinstatement

You may repay or reinstate any outstanding loan on the date of default or foreclosure.

                             OTHER POLICY PROVISIONS


POLICY OWNER - The Policy owner is the Insured unless another person has been named as owner in the application. As Policy owner, you are entitled to exercise all rights under your Policy while the Insured is alive, with the consent of any irrevocable beneficiary. The consent of the Insured is required whenever the face amount is increased.

BENEFICIARY -The beneficiary is the person or persons to whom the net death benefit is payable on the Insured's death. The Policy owner names the beneficiary. Unless otherwise stated in the Policy, the beneficiary has no rights in the Policy before the Insured dies. While the Insured is alive, you may change the beneficiary, unless you have declared the beneficiary to be irrevocable. If no beneficiary is alive when the Insured dies, the Policy owner (or the Policy owner's estate) will be the beneficiary. If more than one beneficiary is alive when the Insured dies, we will pay each beneficiary in equal shares, unless you have chosen otherwise. Where there is more than one beneficiary, the interest of a beneficiary who dies before the Insured will pass to surviving beneficiaries proportionally, unless you have requested otherwise.


ASSIGNMENT - You may assign a Policy as collateral or make an absolute assignment. All Policy rights will be transferred as to the assignee's interest. The consent of the assignee may be required to make changes in payment allocations, make transfers or to exercise other rights under the Policy. We are not bound by an assignment or release thereof, unless it is in writing and recorded at our Variable Life Service Center. When recorded, the assignment will take effect as of the date the written request was signed. Any rights the assignment creates will be subject to any payments we made or actions we took before the assignment is recorded. We are not responsible for determining the validity of any assignment or release.

The following Policy provisions may vary by state.

LIMIT ON RIGHT TO CHALLENGE POLICY - Except for fraud (unless prohibited by state law) or nonpayment of premium, we cannot challenge the validity of your Policy if the Insured was alive after the Policy had been in force for two years from the date of issue. This provision does not apply to any riders providing benefits specifically for disability or death by accident. Also, we cannot challenge the validity of any increase in the face amount if the Insured was alive after the increase was in force for two years from the effective date of the increase.


SUICIDE - The net death benefit will not be paid if the Insured commits suicide, while sane or insane, within two years from the date of issue. Instead, we will pay the beneficiary all payments made for the Policy, without interest, less any outstanding loan and partial withdrawals. If the Insured commits suicide, while sane or insane, within two years from any increase in face amount, we will not recognize the increase. We will pay to the beneficiary the monthly insurance protection charges paid for the increase, plus any other net death benefit payable under the policy.

MISSTATEMENT OF AGE OR SEX - If the Insured's age or sex is not correctly stated in the Policy application, we will adjust the death benefit under the Policy to reflect the correct age and sex. The adjusted death benefit will be the Policy Value plus the insurance protection amount that the most recent monthly insurance protection charge would have purchased for the correct age and sex. We will not reduce the death benefit to less than the guideline minimum sum insured. For a unisex Policy, there is no adjusted benefit solely for misstatement of sex.

Certain rider benefits may also be adjusted for misstatement of age or sex.

DELAY OF PAYMENTS - Amounts payable from the Separate Account for surrender, partial withdrawals, net death benefit, Policy loans and transfers may be postponed whenever

         .        The New York Stock Exchange is closed other than customary weekend and holiday closings

         .        The SEC restricts trading on the New York Stock Exchange

         .        The SEC  determines  an  emergency  exists,  so that  disposal of  securities  is not  reasonably
                  practicable  or it is not reasonably  practicable  to compute the value of the Separate  Account's
                  net assets

We may delay paying any amounts derived from payments you made by check until the check has cleared your bank.

We reserve the right to defer amounts payable from the Fixed Account. This delay may not exceed six months.

                           FEDERAL TAX CONSIDERATIONS

The following description is a brief summary of some of the federal tax considerations based on our understanding of the present federal income tax laws as they are currently interpreted. Legislation may be proposed which, if passed, could adversely and possibly retroactively affect the taxation of the Policies. This summary is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. We do not address tax provisions that may apply if the Policy owner is a corporation. You should consult a qualified tax adviser to apply the law to your circumstances.

TRANSAMERICA  OCCIDENTAL  LIFE  INSURANCE  COMPANY  AND THE  SEPARATE  ACCOUNT -
Transamerica is taxed as a life insurance company under Subchapter L of the Code. We file a consolidated tax return with our parent and affiliates. We do not currently charge for any income tax on the earnings or realized capital gains in the Separate Account. A charge may apply in the future for any federal income taxes we incur. The charge may become necessary, for example, if there is a change in our tax status. Any charge would be designed to cover the federal income taxes on the investment results of the Separate Account.

Under current laws, Transamerica may incur state and local taxes besides premium taxes. These taxes are not currently significant. If there is a material change in these taxes affecting the Separate Account, we may charge for taxes paid or for tax reserves.

TAXATION OF THE POLICIES - We believe that the Policies described in this prospectus are life insurance contracts under Section 7702 of the Code. Section 7702 affects the taxation of life insurance contracts and places limits on the relationship of the Policy Value to the death benefit. As life insurance contracts, the net death benefits of the Policies are generally excludable from the gross income of the beneficiaries. In the absence of any guidance from the Internal Revenue Service ("IRS") on the issue, we believe that providing the same amount at risk after age 99 as is provided at age 99 should be sufficient to maintain the excludibility of the death benefit after age 99. However, this lack of specific IRS guidance makes the tax treatment of the death benefit after age 99 uncertain. Also, any increase in Policy Value is not taxable until received by you or your designee (but see "MODIFIED ENDOWMENT CONTRACTS").

Federal tax law requires that the investment of each sub-account funding the Policies is adequately diversified according to Treasury regulations. We believe that the portfolios currently meet the Treasury's diversification requirements. We will monitor continued compliance with these requirements.

The Treasury Department has announced that previous regulations on diversification do not provide guidance concerning the extent to which Policy owners may direct their investment assets to divisions of a separate investment account without being treated as the owner of such assets who is taxed directly on the income from such assets. Regulations may provide such guidance in the future. The Policies or our administrative rules may be modified as necessary to prevent a Policy owner from being treated as the owner of any assets of the Separate Account who is taxed directly on their income.

A surrender, partial withdrawal, distribution, payment at maturity date, change in the death benefit option, change in the face amount, lapse with Policy loan outstanding, or assignment of the Policy may have tax consequences. Within the first fifteen Policy years, a distribution of cash required under Section 7702 of the Code because of a reduction of benefits under the Policy may be taxable to the Policy owner as ordinary income respecting any investment earnings. Federal, state and local income, estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Insured, Policy owner or beneficiary.

POLICY LOANS - Transamerica believes that non-preferred loans received under the Policy will be treated as an indebtedness of the Policy owner for federal income tax purposes. Under current law, these loans will not constitute income for the Policy owner while the Policy is in force (but see "Modified Endowment
Contracts"). There is a risk, however, that a preferred loan may be characterized by the IRS as a withdrawal and taxed accordingly. At the present time, the IRS has not issued any guidance on whether loans with the attributes of a preferred loan should be treated differently from a non-preferred loan.
This lack of specific guidance makes the tax treatment of preferred loans uncertain.

INTEREST DISALLOWANCE - Under Section 264(a)(4) of the Code, as amended in 1997, interest on Policy loans is generally nondeductible for a Policy issued or materially changed after June 8, 1997. In addition, under Section 264(f) certain policies under which a trade or business (other than a sole proprietorship or a business performing services as an employee) is directly or indirectly a beneficiary can subject a taxpayer's interest expense to partial disallowance (if the Policy is issued or materially changed after June 8, 1997), to the extent such interest expense is allocable to the taxpayer's unborrowed cash values thereunder. You should consult your tax advisor on how the rules governing the non-deductibility of interest would apply in your individual situation.

MODIFIED ENDOWMENT CONTRACTS - Special rules described below apply to the tax treatment of loans and other distributions under any life insurance contract that is classified as a modified endowment contract ("MEC") under Section 7702A of the Code. A MEC is a life insurance contract that either fails the "7-pay test" or is received in exchange for a MEC. In general, a Policy will fail this 7-pay test if the cumulative premiums and other amounts paid for the Policy at any time during the first 7 contract years (or during any subsequent 7-year test period resulting from a material change in the Policy) exceed the sum of the net level premiums which would have been paid up to such time if the Policy had provided for certain paid-up future benefits after the payment of 7 level annual premiums. If to comply with this 7-pay test limit any premium amount is refunded with applicable interest no later than 60 days after the end of the contract year in which it is received, such refunded amount will be removed from the cumulative amount of premiums that is compared against such 7-pay test limit. If there is any reduction in the Policy's benefits (e.g., upon a withdrawal, death benefit reduction or termination of a rider benefit) during a 7-pay test period, the Policy will be retested retroactively from the start of such period by taking into account such reduced benefit level from such starting date. Generally, any increase in death benefits or other material change in the Policy may be treated as producing a new contract for 7-pay test purposes, requiring the start of a new 7-pay test period as of the date of such change.

DISTRIBUTIONS UNDER MODIFIED ENDOWMENT CONTRACTS - Under Section 72(c)(10) of the Code, loans, withdrawals and other distributions made prior to the Insured's death under a MEC are includible in gross income on an "income-out-first" basis, i.e., the amount received is treated as allocable first to the "income in the contract" and then to a tax-free recovery of the Policy's " investment in the contract" (or "tax basis"). Generally, a Policy's tax basis is equal to its total premiums less amounts recovered tax-free. To the extent that the Policy's cash value (ignoring surrender charges except upon a full surrender) exceeds its tax basis, such excess constitutes its "income in the contract." However, under Code Section 72(e)(11)(A)(i), where more than one MEC has been issued to the same policyholder by the same insurer (or an affiliate) during a calendar year, all such MEC's are aggregated for purposes of determining the amount of a distribution from any such MEC that is includible in gross income. In addition, any amount includible in gross income from a MEC distribution is subject to a 10% penalty tax on premature distributions under Section 72(v) of the Code, unless the taxpayer has attained age 59 1/2 or is disabled or the payment is part of a series of substantially equal periodic payments for a qualifying lifetime period. Furthermore, under Section 72(e)(4)(A) of the Code, any loan, pledge, or assignment of (or any agreement to assign or pledge) any portion of a MEC's cash value is treated as producing an amount received for purposes of these MEC distribution rules. It is unclear to what extent this assignment rule applies to a collateral assignment that does not secure a loan or pledge (e.g., in certain split-dollar arrangements). Under Code Section 7702A(d) the MEC distribution rules apply not only to all distributions made during the contract year in which the Policy fails the 7-pay test (and later years), but also to any distributions made "in anticipation of" such failure, which is deemed to include any distributions made during the two years prior to such failure. The Treasury Department has not yet issued regulations or other guidance indicating what other distributions can be treated as made "in anticipation of" such a failure or how (e.g., as of what date) should "income in the contract" be determined for purposes of any distribution that is deemed to be made in anticipation of a failure.

                                  VOTING RIGHTS

We are the legal owner of all portfolio shares held in the Separate Account and each sub-account. As the owner, we have the right to vote at a portfolio's shareholder meetings. However, to the extent required by federal securities laws and regulations, we will vote portfolio shares that each sub-account holds according to instructions received from Policy owners with Policy Value in the sub-account. If any federal securities laws or regulations or their interpretation change to permit us to vote shares in our own right, we reserve the right to do so, whether or not the shares relate to the Policies.

We will provide each person having a voting interest in a portfolio with proxy materials and voting instructions. We will vote shares held in each sub-account for which no timely instructions are received in proportion to all instructions received for the sub-account. We will also vote in the same proportion our shares held in the Separate Account that do not relate to the Policies.

We will compute the number of votes that a policy owner has the right to instruct on the record date established for the portfolio. This number is the quotient of

        o         Each Policy owner's Policy Value in the sub-account divided by

         o The net asset value of one share in the portfolio in which the assets of the sub-account are invested

We may disregard voting instructions Policy owners initiate in favor of any change in the investment policies or in any investment adviser or principal underwriter. Our disapproval of any change must be reasonable. A change in investment policies or investment adviser must be based on a good faith determination that the change would be contrary to state law or otherwise is improper under the objectives and purposes of the portfolios. If we do disregard voting instructions, we will include a summary of and reasons for that action in the next report to Policy owners.

                       DIRECTORS AND PRINCIPAL OFFICERS OF
                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY


Thomas J. Cusack*             Director, Chairman, President and Chief Executive
                                            Officer   of   TOLIC   since   1997.
                                            Director,    President   and   Chief
                                            Executive  Officer  of  TOLIC  since
                                            1995.   Senior  Vice   President  of
                                            Transamerica  Corporation  from 1993
                                            to 1995. Vice President of Corporate
                                            Development   of  General   Electric
                                            Company from 1989 to 1993.


Nooruddin                                   S. Veerjee, FSA* Director, President
                                            of Group  Pension  Division of TOLIC
                                            since 1993.  President  of Insurance
                                            Products  Division  of  TOLIC  since
                                            December 1997. Senior Vice President
                                            of TOLIC  from  1992 to  1993.  Vice
                                            President  of  TOLIC  from  1990  to
                                            1992.


James W. Dederer, CLU*                      Director, Executive Vice President,
                                         General Counsel and Corporate
                                            Secretary of TOLIC since 1988.


David E. Gooding*                   Director and Executive Vice President of
                                        TOLIC since 1992.



T. Desmond Sugrue* Director and Executive Vice President of TOLIC since 1997. Senior Vice President of TOLIC from 1996 to 1997. Self-employed - Consulting from 1994 to 1996. Employed at Bank of America from 1988 to 1993.

Robert Abeles* Director, Executive Vice President and Chief Financial Officer of TOLIC since 1996. Executive Vice President and Chief Financial Officer of First Interstate Bank of California from 1990 to 1996.

Nicki Bair* Senior Vice President of TOLIC since 1996. Vice President of TOLIC from 1991 to 1996.

Roy Chong-Kit* Senior Vice President and Actuary of TOLIC since 1997. Vice President and Actuary of TOLIC from 1995 to 1997. Actuary of TOLIC from 1988 to 1995.

Bruce Clark* Senior Vice President and Chief Actuary of TOLIC since 1996. Vice President and Actuary of TOLIC from 1994 to 1996. Vice President and Associate Actuary of TOLIC from 1988 to 1994.

Daniel E. Jund, FLMI*                 Senior Vice President of TOLIC since 1988.

Karen MacDonald*                   Director, Senior Vice President and Corporate
                                            Actuary of TOLIC since 1995.  Senior
                                            Vice President and Corporate Actuary
                                            from 1992 to 1995.

William N. Scott, CLU, FLMI** Senior Vice President of TOLIC since 1993. Vice President of TOLIC from 1988 to 1993.

Claude W. Thau, FSA** Senior Vice President of TOLIC since 1996. Vice President of TOLIC from 1985 to 1996.

Ron F. Wagley* Senior Vice President and Chief Agency Officer of TOLIC since 1993. Vice President of TOLIC from 1989 to 1993.

William R. Wellnitz, FSA*** Senior Vice President and Actuary of TOLIC since 1996. Vice President and Reinsurance Actuary of TOLIC from 1988 to 1996.


Bruce A. Turkstra*                          Executive Vice President and Chief
                                             Information Officer since
                                            December 1997.
                                            Chief Information Officer of
                                             Andersen Worldwide from 1991-1997.


*The business address is 1150 South Olive Street, Los Angeles, California 90015. **The business address is 1100 Walnut Street, 23rd Floor, Kansas City, Missouri 64106. ***The business address is 401 North Tryon Street, Charlotte, North Carolina 28202.

The depositor is insured under a broad manuscript fidelity bond program with coverage limits of $40,000,000. The lead underwriter is Continental Casualty Company of Chicago, Illinois.

                                  DISTRIBUTION

Transamerica Securities Sales Corporation acts as the principal underwriter and general distributor of the Policies. Transamerica Securities Sales Corporation is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers. Broker-dealers sell the Policies through their registered representatives who are appointed by us.


We pay to broker-dealers who sell the Policy commissions based on a commission schedule. After the date of issue or an increase in face amount, commissions will be 90% of the first-year payments up to a payment amount we established and 5% of any excess. After the first year, commissions will be 2% of payments plus 0.30% annually of unloaned Policy Value. To the extent permitted by NASD rules, promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.


We intend to recoup commissions and other sales expenses through

     o    The payment expense charge

     o    The surrender charge

     o Investment earnings on amounts allocated under the Policies to the Fixed Account

Commissions paid on the Policies, including other incentives or payments, are not charged to Policy owners or to the Separate Account.

                                     REPORTS

We will maintain the records for the Separate Account. We will promptly send you statements of transactions under your Policy, including

     o    Payments

     o    Changes in face amount

     o    Changes in death benefit option

     o    Transfers among sub-accounts and the Fixed Account

     o    Partial withdrawals

     o    Increases in loan amount or loan repayments

     o    Lapse or default for any reason

     o    Reinstatement

We will send an annual statement to you that will summarize all of the above transactions and deductions of charges during the Policy year. It will also set forth the status of the death benefit, Policy Value, surrender value, amounts in the sub-accounts and Fixed Account, and any Policy loans. We will send you such reports containing financial statements and other information for the portfolios as the 1940 Act requires.

                             PERFORMANCE INFORMATION

We may advertise "Total Return" and "Average Annual Total Return" performance information based on the periods that the portfolios have been in existence. The results for any period prior to the Policies being offered will be calculated as if the Policies had been offered during that period of time, with all charges assumed to be those applicable to the sub-accounts and the portfolios.


Total return and average annual total return are based on the hypothetical profile of a representative Policy owner and historical earnings and are not intended to indicate future performance. "Total return" is the total income generated net of certain expenses and charges. "Average annual total return" is net of the same expenses and charges, but reflects the hypothetical return compounded annually. This hypothetical return is equal to cumulative return had performance been constant over the entire period. Average annual total returns are not the same as yearly results and tend to smooth out variations in the portfolio's return.


Performance information under the Policies is net of portfolio expenses, mortality and expense risk charges, administration charges, monthly insurance protection charges and surrender charges.

We take a representative Policy owner and assume that


     o    The Insured is a male Age 45, standard non-smoker underwriting class


     o The Policy owner had allocations in each of the sub-accounts for the fund durations shown, and

     o    There was a full surrender at the end of the applicable period

We may compare performance information for a sub-account in reports and promotional literature to

     o    Standard & Poor's 500 Stock Index ("S & P 500")

     o    Dow Jones Industrial Average ("DJIA")

     o    Shearson Lehman Aggregate Bond Index

     o Other unmanaged indices of unmanaged securities widely regarded by investors as representative of the securities markets

     o Other groups of variable life separate accounts or other investment products tracked by Lipper Analytical Services

     o   Other   services,   companies,   publications,   or  persons   such  as
         Morningstar, Inc., who rank the investment products on performance or other criteria

     o    The Consumer Price Index


Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for insurance and administration charges, separate account charges and fund management costs and expenses. Performance information for any sub-account reflects only the performance of a hypothetical investment in the sub-account during a period. It is not representative of what may be achieved in the future. However, performance information may be helpful in reviewing market conditions during a period and in considering a portfolio's success in meeting its investment objectives.


In advertising, sales literature, publications or other materials, we may give information on various topics of interest to Policy owners and prospective Policy owners. These topics may include

     o The relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation and automatic account rebalancing)

     o The advantages and disadvantages of investing in tax-deferred and taxable investments

     o    Customer profiles and hypothetical payment and investment scenarios

     o    Financial management and tax and retirement planning

     o   Investment  alternatives to certificates of deposit and other financial
         instruments,   including  comparisons  between  the  Policies  and  the
         characteristics of, and market for, the financial instruments.

In each table below, "One-Year Total Return" refers to the total of the income generated by a sub-account, based on certain charges and assumptions as described in the respective tables, for the one-year period ended December 31, 1996. "Average Annual Total Return" is based on the same charges and assumptions, but reflects the hypothetical annually compounded return that would have produced the same cumulative return if the sub-account's performance had been constant over the entire period. Because average annual total returns tend to smooth out variations in annual performance return, they are not the same as actual year-by-year results.

           Table I: SUB-ACCOUNT PERFORMANCE
   (Net of all Charges and Assuming Surrender of the
                        Policy)

The following performance information is based on the periods that the portfolios have been in existence. The data is net of expenses of the portfolios, all sub-account charges, and all Policy charges (including surrender charges) for a representative Policy. It is assumed that the Insured is Male, Age 45, standard non-smoker underwriting class, that the face amount of the Policy is $200,000, the death benefit option is the Level Option, that an annual payment of $3,800 (approximately the guideline level premium) was made at the beginning of each Policy year, that all payments were allocated to each sub-account individually, and that there was a full surrender of the Policy at the end of the applicable period. Returns are for the period ending December 31, 1996.

-----------------------------------

                                         Portfolio                     5 Year     10 Year or Life of   Years Since
             Sub-Account                 Inception                     Average     the Portfolio (if  Inception (if
           Investing in the            Date (if less    One Year    Annual Total     Less) Average     Less than 10
       Corresponding Portfolio              than      Total Return     Return     Annual Total Return     Years)
                                         10 Years)

---------------------------------------------------------------------------------------------------------------------


Janus Aspen Worldwide Growth             09/13/1993      -97.96%                         1.32%             3.30
Morgan Stanley International Magnum      01/02/1997                                    -100% (1)           0.75
Dreyfus VIF Small Cap                    08/31/1990     -100.00%       25.15%           40.92%             6.34
OCC Accumulation Trust Small Cap (2)     08/01/1988     -100.00%        1.50%            8.00%             8.42
MFS VIT Emerging Growth                  07/24/1995     -100.00%                        -47.16%            1.44
Alliance VPF Premier Growth              06/26/1992     -100.00%                         5.07%             4.52
Dreyfus VIF Capital Appreciation         04/28/1993     -100.00%                        -1.24%             3.68
MFS VIT Research                         07/26/1995     -100.00%                        -48.34%            1.44
Transamerica  VIF Growth (3)                n/a         -100.00%       11.37%           17.02%             n/a
Alger American Income & Growth           11/15/1988     -100.00%       -1.05%            4.14%             8.13
Alliance VPF Growth & Income             01/15/1991     -100.00%        2.24%            2.84%             5.96
MFS VIT Growth with Income               10/09/1995     -100.00%                        -61.21%            1.23
Janus Aspen Balanced                     09/13/1993     -100.00%                        -8.34%             3.30
OCC Accumulation Trust Managed (4)       08/01/1988     -100.00%        6.66%           13.71%             8.42
Morgan Stanley UF High Yield             01/02/1997                                    -100% (1)           0.75
Morgan Stanley UF Fixed Income           01/02/1997                                    -100% (1)           0.75
Transamerica VIF Money Market               n/a                                                            n/a

-------------------------------------------------------------------------------


(1) Sub-account performance is for the period January 2, 1997 through September 30, 1997.

(2) On September 16th, 1994, an investment company which had commenced operations on August 1, 1988, called Quest for Value Accumulation Trust (the "Old Trust") was effectively divided into two investment funds - The Old Trust and the present OCC Accumulation Trust (the "Present Trust") at which time the Present Trust commenced operations. The total net assets of the Small Cap Portfolio immediately after the transaction were $139,812,573 in the Old Trust and $8,129,274 in the Present Trust. For the period prior to September 16, 1994, the performance figures for the Small Cap Portfolio of the Present Trust reflect the performance of the Small Cap Portfolio of the Old Trust.

(3) The Growth Portfolio of the Transamerica Variable Insurance Fund, Inc., is the successor to Separate Account Fund C of Transamerica Occidental Life Insurance Company, a management investment company funding variable annuities, through a reorganization on November 1, 1996. Accordingly, the performance data for the Transamerica VIF Growth Portfolio includes performance of its predecessor.

(4) On September 16th, 1994, an investment company which had commenced operations on August 1, 1988, called Quest for Value Accumulation Trust (the "Old Trust") was effectively divided into two investment funds - The Old Trust and the present OCC Accumulation Trust (the "Present Trust") at which time the Present Trust commenced operations. The total net assets of the Managed Portfolio immediately after the transaction were $682,601,380 in the Old Trust and $51,345,102 in the Present Trust. For the period prior to September 16, 1994, the performance figures for the Managed Portfolio of the Present Trust reflect the performance of the Managed Portfolio of the Old Trust.

Performance information reflects only the performance of a hypothetical investment during the particular time period on which the calculations are based. One-year total return and average annual total return figures are based on historical earnings and are not intended to indicate future performance. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolio in which a sub-account invests and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

                        Table II: SUB-ACCOUNT PERFORMANCE
            (Excluding Monthly Policy Charges and Surrender Charges)

The following performance information is based on the periods that the portfolios have been in existence. The performance information is net of total portfolio expenses, all sub-account charges and premium tax and expense charges. The data does NOT reflect monthly charges under the Policies or surrender charges. It is assumed that an annual payment of $3,800 (approximately the guideline level premium for a Policy issued to a Male, Age 45, standard, non-smoker underwriting class for a $200,000 face amount with a Level Death Benefit Option) was made at the beginning of each Policy year and that all payments were allocated to each sub-account individually. Returns are for the period ending December 31, 1996.


-------------------------------------------------------------------------------


                                             Portfolio                     5 Year     10 Year or Life of   Years Since
               Sub-Account                Inception Date                   Average     the Portfolio (if    Inception
            Investing in the               (if less than    One Year    Annual Total     Less) Average      (if Less
         Corresponding Portfolio             10 Years)    Total Return     Return        Annual Return       than 10
                                                                                                             Years)

------------------------------------------------------------------

Janus Aspen Worldwide Growth                09/13/1993       22.90%                         19.72%            3.30
Morgan Stanley International Magnum         01/02/1997                                    14.74% (1)          0.75
Dreyfus VIF Small Cap                       08/31/1990       11.19%        33.82%           46.37%            6.34
OCC Accumulation Trust Small Cap (2)        08/01/1988       13.06%        12.14%           12.88%            8.42
MFS VIT Emerging Growth                     07/24/1995       11.45%                         18.67%            1.44
Alliance VPF Premier Growth                 06/26/1992       16.85%                         16.55%            4.52
Dreyfus VIF Capital Appreciation            04/28/1993       19.58%                         15.44%            3.68
MFS VIT Research                            07/26/1995       16.51%                         17.49%            1.44
Transamerica  VIF Growth (3)                    n/a          17.77%        21.04%           20.58%             n/a
Alger American Income & Growth              11/15/1988       13.97%         9.89%            9.47%            8.13
Alliance VPF Growth & Income                01/15/1991       18.17%        12.80%           11.09%            5.96
MFS VIT Growth with Income                  10/09/1995       18.53%                         18.50%            1.23
Janus Aspen Balanced                        09/13/1993       10.65%                         11.31%            3.30
OCC Accumulation Trust Managed (4)          08/01/1988       16.92%        16.75%           18.26%            8.42
Morgan Stanley UF High Yield                01/02/1997                                     8.42% (1)          0.75
Morgan Stanley UF Fixed Income              01/02/1997                                     2.71% (1)          0.75
Transamerica VIF Money Market                   n/a

-------------------------------------------------------------------------------


(1) Sub-account performance is for the period January 2, 1997 through September 30, 1997.

(2) On September 16th, 1994, an investment company which had commenced operations on August 1, 1988, called Quest for Value Accumulation Trust (the "Old Trust") was effectively divided into two investment funds - The Old Trust and the present OCC Accumulation Trust (the "Present Trust") at which time the Present Trust commenced operations. The total net assets of the Small Cap Portfolio immediately after the transaction were $139,812,573 in the Old Trust and $8,129,274 in the Present Trust. For the period prior to September 16, 1994, the performance figures for the Small Cap Portfolio of the Present Trust reflect the performance of the Small Cap Portfolio of the Old Trust.

(3) The Growth Portfolio of the Transamerica Variable Insurance Fund, Inc., is the successor to Separate Account Fund C of Transamerica Occidental Life Insurance Company, a management investment company funding variable annuities, through a reorganization on November 1, 1996. Accordingly, the performance data for the Transamerica VIF Growth Portfolio includes performance of its predecessor.

(4) On September 16th, 1994, an investment company which had commenced operations on August 1, 1988, called Quest for Value Accumulation Trust (the "Old Trust") was effectively divided into two investment funds - The Old Trust and the present OCC Accumulation Trust (the "Present Trust") at which time the Present Trust commenced operations. The total net assets of the Managed Portfolio immediately after the transaction were $682,601,380 in the Old Trust and $51,345,102 in the Present Trust. For the period prior to September 16, 1994, the performance figures for the Managed Portfolio of the Present Trust reflect the performance of the Managed Portfolio of the Old Trust.

Performance information reflects only the performance of a hypothetical investment during the particular time period on which the calculations are based. One-year total return and average annual total return figures are based on historical earnings and are not intended to indicate future performance. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolio in which a sub-account invests and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.


                                LEGAL PROCEEDINGS

There are no pending legal proceedings involving the Separate Account or its assets. Transamerica is not involved in any litigation that is materially important to its total assets.


                ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

We reserve the right, subject to law, to make additions to, deletions from, or substitutions for the shares that are held in the sub-accounts. We may redeem the shares of a portfolio and substitute shares of another registered open-end management company if

     o The shares of the portfolio are no longer available for investment or

     o In our judgment further investment in the portfolio would be improper based on the purposes of the Separate Account or the affected sub-account

Where the 1940 Act or other law requires, we will not substitute any shares respecting a Policy interest in a sub-account without notice to Policy owners and prior approval of the SEC and state insurance authorities. The Separate Account may, as the law allows, purchase other securities for other policies or allow a conversion between policies on a Policy owner's request.

We reserve the right to establish additional sub-accounts funded by a new portfolio or by another investment company. Subject to law, we may, in our sole discretion, establish new sub-accounts or eliminate one or more sub-accounts.

Shares of the portfolios are issued to other separate accounts of Transamerica and its affiliates that fund variable annuity contracts ("mixed funding"). Shares of the portfolios are also issued to other unaffiliated insurance companies ("shared funding"). It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life Policy owners or variable annuity Policy owners. Transamerica does not believe that mixed funding is currently disadvantageous to either variable life insurance Policy owners or variable annuity Policy owners. Transamerica will monitor events to identify any material conflicts among Policy owners because of mixed funding. If Transamerica concludes that separate portfolios should be established for variable life and variable annuity separate accounts, we will bear the expenses.

We may change the Policy to reflect a substitution or other change and will notify Policy owners of the change. Subject to any approvals the law may require, the Separate Account or any sub-accounts may be

     o    Operated as a management company under the 1940 Act

     o Deregistered under the 1940 Act if registration is no longer required OR

     o    Combined   with  other   sub-accounts   or  our  other
     separate accounts

                               FURTHER INFORMATION

We have filed a 1933 Act registration statement for this offering with the SEC. Under SEC rules and regulations, we have omitted from this prospectus parts of the registration statement and amendments. Statements contained in this prospectus are summaries of the Policy and other legal documents. The complete documents and omitted information may be obtained from the SEC's principal office in Washington, D.C., on payment of the SEC's prescribed fees.

                    MORE INFORMATION ABOUT THE FIXED ACCOUNT

This prospectus serves as a disclosure document only for the aspects of the Policy relating to the Separate Account. For complete details on the Fixed Account, read the Policy itself. The Fixed Account and other interests in our General Account are not regulated under the 1933 Act or the 1940 Act because of exemption and exclusionary provisions. 1933 Act provisions on the accuracy and completeness of statements made in prospectuses may apply to information on the fixed part of the Policy and the Fixed Account. The SEC has not reviewed the disclosures in this section of the Prospectus.

GENERAL DESCRIPTION - You may allocate part or all of your net payments to accumulate at a fixed rate of interest in the Fixed Account. The Fixed Account is a part of our General Account. The General Account is made up of all of our general assets other than those allocated to any separate account. Allocations to the Fixed Account become part of our General Account assets and are used to support insurance and annuity obligations.


FIXED ACCOUNT INTEREST - We guarantee amounts allocated to the Fixed Account as to principal and a minimum rate of interest. The interest rates credited to the portion of Policy Value in the Fixed Account are set by us, but will never be less than 4% per year. We may establish higher interest rates and the initial interest rates and the renewal interest rates may be different. We will guarantee initial rates on amounts allocated to the Fixed Account, either as payments or transfers, to the next Policy anniversary. At each Policy anniversary, we will credit the renewal interest rate effective on that date to money remaining in the Fixed Account. We will guarantee this rate for one year. The initial and the renewal interest rates do not apply to the portion of the Policy Value in the Fixed Account which secures any outstanding loan. See below "TRANSFERS, SURRENDERS, PARTIAL WITHDRAWALS AND POLICY LOANS."


TRANSFERS, SURRENDERS, PARTIAL WITHDRAWALS AND POLICY LOANS If a Policy is surrendered or if a partial withdrawal is made, a surrender charge or partial withdrawal charge may be imposed. On a decrease in face amount, the surrender charge deducted is a fraction of the charge that would apply to a full surrender. We deduct partial withdrawals from the portion of the Policy Value allocated to the Fixed Account on a last-in/first out basis.

The first 12 transfers in a Policy year are free. After that, we will deduct a $10 transfer charge for each transfer in that Policy year. (We may increase the charge to a maximum of $25.) The transfer privilege is subject to our consent and to our then current rules.

Policy loans may also be made from the portion of the Policy Value in the Fixed Account. We will credit that part of the Policy Value that is equal to any outstanding loan with interest at an effective annual yield of at least 6.0% (7.5% for preferred loans).

We may delay transfers, surrenders, partial withdrawals, net death benefits and Policy loans from the Fixed Account for up to six months. However, if payment is delayed for 30 days or more, we will pay interest at least equal to an effective annual yield of 3.0% per year for the deferment. Amounts from the Fixed Account used to make payments on policies that we or our affiliates issue will not be delayed.


INDEPENDENT AUDITORS

The consolidated financial statements of Transamerica at December 31, 1996, have been audited by Ernst & Young LLP, Independent Auditors, as set forth in their report appearing elsewhere herein, and are included in reliance on such report given upon the authority of such firm as experts in accounting and auditing. There are no audited financial statements for the Separate Account since it had not commenced operations as of the date of this prospectus.



                              FINANCIAL STATEMENTS

Financial Statements for Transamerica are included in this prospectus, starting on the next page. Transamerica Occidental Life Separate Account VUL-1 has not yet commenced operations and, therefore, no financial statement is included for the Separate Account. The financial statements of Transamerica should be considered only as bearing on our ability to meet our obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                    Audited Consolidated Financial Statements



         Transamerica Occidental Life Insurance Company and Subsidiaries


                                December 31, 1996

TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

Audited Consolidated Financial Statements

December 31, 1996






Audited Consolidated Financial Statements

Report of Independent Auditors...........................  1
Consolidated Balance Sheet...............................  2
Consolidated Statement of Income.........................  3
Consolidated Statement of Shareholder's Equity...........  4
Consolidated Statement of Cash Flows.....................  5
Notes to Consolidated Financial Statements...............  6

2721:T-10
3/20/97




                                         REPORT OF INDEPENDENT AUDITORS



Board of Directors
Transamerica Occidental Life Insurance Company


We have audited the accompanying consolidated balance sheet of Transamerica Occidental Life Insurance Company and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Transamerica Occidental Life Insurance Company and Subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note A, the Company changed its method of accounting for certain debt securities effective January 1, 1994.


                                ERNST & YOUNG LLP


February 12, 1997

TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET



                                                                                       December 31
                                                                             1996                     1995
                                                                    ---------------------    -------------
                                                                                 (In thousands, except
                                                                                    for share data)
ASSETS

Investments:
   Fixed maturities available for sale                              $          26,980,676    $          25,997,403
   Equity securities available for sale                                           471,734                  307,881
   Mortgage loans on real estate                                                  716,669                  565,086
   Real estate                                                                     24,876                   38,376
   Policy loans                                                                   442,607                  426,377
   Other long-term investments                                                     66,686                   62,536
   Short-term investments                                                         135,726                  211,500
                                                                    ---------------------    ---------------------
                                                                               28,838,974               27,609,159
Cash                                                                               35,817                   49,938
Accrued investment income                                                         404,866                  394,008
Accounts receivable                                                               297,967                  174,266
Reinsurance recoverable on paid and unpaid losses                                 829,653                1,957,160
Deferred policy acquisitions costs                                              2,138,203                1,974,211
Other assets                                                                      256,382                  257,333
Separate account assets                                                         3,527,950                2,533,424
                                                                    ---------------------    ---------------------

                                                                    $          36,329,812    $          34,949,499
                                                                    =====================    =====================

LIABILITIES AND SHAREHOLDER'S EQUITY

Policy liabilities:
   Policyholder contract deposits                                   $          22,718,955    $          22,057,773
   Reserves for future policy benefits                                          5,275,149                5,245,233
   Policy claims and other                                                        502,331                  542,511
                                                                    ---------------------    ---------------------
                                                                               28,496,435               27,845,517

Income tax liabilities                                                            388,852                  587,801
Accounts payable and other liabilities                                            560,663                  534,866
Separate account liabilities                                                    3,527,950                2,533,424
                                                                    ---------------------    ---------------------
                                                                               32,973,900               31,501,608
Shareholder's equity:
   Common stock ($12.50 par value):
     Authorized--4,000,000 shares
     Issued and outstanding--2,206,933 shares                                      27,587                   27,587
   Additional paid-in capital                                                     335,619                  333,578
   Retained earnings                                                            2,467,406                2,171,412
   Foreign currency translation adjustments                                       (24,472)                 (23,618)
   Net unrealized investment gains                                                549,772                  938,932
                                                                    ---------------------    ---------------------
                                                                                3,355,912                3,447,891
                                                                    ---------------------    ---------------------

                                                                    $          36,329,812    $          34,949,499
                                                                    =====================    =====================
See notes to consolidated financial statements.

TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME




                                                                                 Year Ended December 31
                                                                        1996             1995             1994
                                                                  ---------------  ---------------  ----------
                                                                                     (In thousands)

Revenues:
   Premiums and other considerations                              $     1,798,034  $     1,811,888  $     1,430,019
   Net investment income                                                2,077,232    1,972,759            1,771,575
   Other operating revenue                                                      -                -           13,273
   Net realized investment gains                                           17,471           28,112           20,730
                                                                  ---------------  ---------------  ---------------
             TOTAL REVENUES                                             3,892,737        3,812,759        3,235,597


Benefits:
   Benefits paid or provided                                            2,714,841        2,587,468        2,116,125
   Increase in policy reserves and liabilities                             57,968          236,205          204,159
                                                                  ---------------  ---------------  ---------------
                                                                        2,772,809        2,823,673        2,320,284

Expenses:
   Amortization of deferred policy acquisition costs                      235,180          182,123          176,033
   Salaries and salary related expenses                                   158,699          145,681          133,591
   Other expenses                                                         224,084          200,339          190,500
                                                                  ---------------  ---------------  ---------------
                                                                          617,963          528,143          500,124
                                                                  ---------------  ---------------  ---------------
                                 TOTAL BENEFITS AND EXPENSES            3,390,772        3,351,816        2,820,408
                                                                  ---------------  ---------------  ---------------

             INCOME BEFORE INCOME TAXES                                   501,965          460,943          415,189

Provision for income taxes                                                164,685          149,647          143,491
                                                                  ---------------  ---------------  ---------------

                                                  NET INCOME      $       337,280  $       311,296  $       271,698
                                                                  ===============  ===============  ===============



See notes to consolidated financial statements.

TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY

                                                                                                                     Net
                                                                                                    Foreign      Unrealized
                                                                   Additional                      Currency      Investment
                                             Common Stock            Paid-in      Retained        Translation       Gains
                                          Shares        Amount       Capital      Earnings        Adjustments     (Losses)
                                                                (In thousands, except for share data)

Balance at January 1, 1994               2,206,933   $   27,587   $   319,279  $   1,689,534    $   (21,054)  $     63,582

   Cumulative effect of change in
     accounting for investments                                                                                    795,187
   Net income                                                                        271,698
   Dividends declared                                                                (40,000)
   Change in foreign currency
     translation adjustments                                                                         (7,293)
   Change in net unrealized
     investment gains (losses)                                                                                  (1,180,229)

Balance at December 31, 1994             2,206,933       27,587       319,279      1,921,232        (28,347)      (321,460)

   Net income                                                                        311,296
   Capital contributions from                                          14,299
     parent
   Dividends declared                                                                (61,116)
   Change in foreign currency
     translation adjustments                                                                          4,729
   Change in net unrealized
     investment gains (losses)                                                                                   1,260,392

Balance at December 31, 1995             2,206,933       27,587       333,578      2,171,412        (23,618)       938,932

   Net income                                                                        337,280
   Capital contributions from
     parent                                                             2,041
   Dividends declared                                                                (41,286)
   Change in foreign currency
     translation adjustments                                                                           (854)
   Change in net unrealized
     investment gains                                                                                             (389,160)

Balance at December 31, 1996             2,206,933   $   27,587   $   335,619  $   2,467,406    $   (24,472)  $    549,772
                                      ============   ==========   ===========  =============    ===========   ============



See notes to consolidated financial statements.

TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                     Year Ended December 31
                                                                           1996              1995               1994
                                                                     ---------------   ----------------   ----------
                                                                                        (In thousands)
OPERATING ACTIVITIES
   Net income                                                        $       337,280   $        311,296   $       271,698
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Changes in:
         Reinsurance recoverable                                             (73,328)          (466,669)         (290,926)
         Accounts receivable                                                (159,309)           (58,866)          (31,934)
         Policy liabilities                                                  949,108          1,273,723           804,296
         Other assets, accounts payable and other
           liabilities, and income taxes                                     (32,662)          (252,362)          133,499
       Policy acquisition costs deferred                                    (388,003)          (381,806)         (394,858)
       Amortization of deferred policy acquisition costs                     268,770            191,313           182,312
       Net realized gains on investment transactions                         (51,061)           (37,302)          (27,009)
       Other                                                                 (15,758)           (22,862)         (124,643)
                                                                     ---------------   ----------------   ---------------

                                            NET CASH PROVIDED BY
                                            OPERATING ACTIVITIES             835,037            556,465           522,435


INVESTMENT ACTIVITIES
   Purchases of securities                                                (7,362,635)        (5,667,539)       (9,354,375)
   Purchases of other investments                                           (334,895)          (330,503)         (143,771)
   Sales of securities                                                     5,064,780          3,587,367         4,607,572
   Sales of other investments                                                175,001            155,084           143,815
   Maturities of securities                                                  506,941            341,485         2,251,763
   Net change in short-term investments                                       75,774            (67,337)           38,597
   Other                                                                     (21,358)           (35,384)          (25,354)
                                                                     ---------------   ----------------   ---------------

                                                NET CASH USED BY
                                            INVESTING ACTIVITIES          (1,896,392)        (2,016,827)       (2,481,753)


FINANCING ACTIVITIES
   Additions to policyholder contract deposits                             6,260,653          5,151,428         4,434,726
   Withdrawals from policyholder contract deposits                        (5,173,419)        (3,624,044)       (2,419,915)
   Dividends paid to parent                                                  (40,000)           (60,000)          (40,000)
                                                                     ---------------   ----------------   ---------------

                                            NET CASH PROVIDED BY
                                            FINANCING ACTIVITIES           1,047,234          1,467,384         1,974,811
                                                                     ---------------   ----------------   ---------------

                                     INCREASE (DECREASE) IN CASH             (14,121)             7,022            15,493

Cash at beginning of year                                                     49,938             42,916            27,423
                                                                     ---------------   ----------------   ---------------

                                             CASH AT END OF YEAR     $        35,817   $         49,938   $        42,916
                                                                     ===============   ================   ===============



See notes to consolidated financial statements.

TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1996


NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Business: Transamerica Occidental Life Insurance Company ("TOLIC") and its subsidiaries (collectively, the "Company"), engage in providing life insurance, pension and annuity products, reinsurance, structured settlements and investments, which are distributed through a network of independent and company-affiliated agents and independent brokers. The Company's customers are primarily in the United States and Canada.

Basis of Presentation: The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles which differ from statutory accounting practices prescribed or permitted by regulatory authorities.

Use of Estimates: Certain amounts reported in the accompanying consolidated financial statements are based on the management's best estimates and judgment. Actual results could differ from those estimates.

New Accounting Standards: In June of 1996, the Financial Accounting Standards Board issued a new standard on accounting for transfers of financial assets, servicing of financial assets and extinguishment of liabilities. The Company must adopt the standard in 1997. The standard requires that a transfer of financial assets be accounted for as a sale only if certain specified conditions for surrender of control over the transferred assets exist. When adopted, the standard is not expected to have a material effect on the consolidated financial position or results of operations of the Company.

In 1996, the Company adopted the Financial Accounting Standards Board's new standard on accounting for the impairment of long-lived assets and for long-lived assets to be disposed of. The standard requires that an impaired long-lived asset be measured based on the fair value of the asset to be held and used or the fair value less cost to sell of the asset to be disposed of. There was no material effect on the consolidated financial position or results of operations of the Company.

In 1995, the Company adopted the Financial Accounting Standards Board's standard on accounting for impairment of loans, which requires that an impaired loan be measured based on the present value of expected cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. There was no material effect on the consolidated financial position or results of operations of the Company.

In 1994, the Company adopted the Financial Accounting Standards Board's standard on accounting for certain investments in debt and equity securities which requires the Company to report at fair value, with unrealized gains and losses excluded from earnings and reported on an after tax basis as a separate component of shareholder's equity, its investments in debt securities for which the Company does not have the positive intent and ability to hold to maturity. Additionally, such unrealized gains and losses are considered in evaluating deferred policy acquisition costs, with any resultant adjustment also excluded from earnings and reported on an after tax basis in shareholder's equity. As of January 1, 1994, the impact of adopting the standard was to increase shareholder's equity by $795.2 million (net of deferred policy acquisition cost adjustment of $367.2 million and deferred taxes of $428.2 million) with no effect on net income.

Principles of Consolidation: The consolidated financial statements of the Company include the accounts of TOLIC and its subsidiaries, all of which operate primarily in the life insurance industry. TOLIC is a wholly owned subsidiary of Transamerica Insurance Corporation of California, which is a wholly owned subsidiary of Transamerica Corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

Investments:  Investments are reported on the following bases:

       Fixed maturities--All debt securities, including redeemable preferred stocks, are classified as available for sale and carried at fair value. The Company does not carry any debt securities principally for the purpose of trading. Prepayments are considered in establishing amortization periods for premiums and discounts and amortized cost is further adjusted for other-than-temporary fair value declines. Derivative instruments are also reported as a component of fixed maturities and are carried at fair value if designated as hedges of securities available for sale or at amortized cost if designated as hedges of liabilities. See Note K - Financial Instruments.

       Equity securities available for sale (common and nonredeemable preferred stocks)--at fair value. The Company does not carry any equity securities principally for the purpose of trading.

       Mortgage  loans  on  real  estate--at   unpaid  balances,   adjusted  for
       amortization  of  premium  or  discount,   less  allowance  for  possible
       impairment.

       Real estate--Investment real estate that the Company intends to hold for the production of income is carried at depreciated cost less allowance for possible impairment. Properties held for sale, primarily foreclosed assets, are carried at the lower of depreciated cost or fair value less estimated selling costs.

       Policy loans--at unpaid balances.

       Other  long-term   investments--at  cost,  less  allowance  for  possible
impairment.

       Short-term investments--at cost, which approximates fair value.

Realized gains and losses on disposal of investments are determined generally on a specific identification basis. The Company reports realized gains and losses on investment transactions in the accompanying consolidated statement of income, net of the amortization of deferred policy acquisition costs when such amortization results from the realization of gains or losses other than as originally anticipated on the sale of investments associated with interest-sensitive products. Changes in fair values of fixed maturities available for sale and equity securities available for sale are included in net unrealized investment gains or losses after adjustment of deferred policy acquisition costs and reserves for future policy benefits, net of deferred income taxes, as a separate component of shareholder's equity and, accordingly, have no effect on net income.

Deferred Policy Acquisition Costs (DPAC): Certain costs of acquiring new and renewal insurance contracts, principally commissions, medical examination and inspection report fees, and certain variable underwriting, issue and field office expenses, all of which vary with and are primarily related to the production of such business, have been deferred. DPAC for non-traditional life and investment-type products are amortized over the life of the related policies in relation to estimated future gross profits. DPAC for traditional life insurance products are amortized over the premium-paying period of the related policies in proportion to premium revenue recognized, using principally the same assumptions used for computing future policy benefit reserves. DPAC is adjusted as if unrealized gains or losses on securities available for sale were realized. Changes in such adjustments are included in net unrealized investment gains or losses on an after tax basis as a separate component of shareholder's equity and, accordingly, have no effect on net income.

Separate Accounts: The Company administers segregated asset accounts for certain holders of universal life policies, variable annuity contracts, and other pension deposit contracts. The assets held in these Separate Accounts are invested primarily in fixed maturities, equity securities, other marketable securities, and short-term investments. The Separate Account assets are stated at fair value and are not subject to liabilities arising out of any other business the Company may conduct. Investment risks associated with fair value changes are borne by the contract holders. Accordingly, investment income and realized gains and losses attributable to Separate Accounts are not reported in the Company's results of operations.

Policyholder Contract Deposits: Non-traditional life insurance products include universal life and other interest-sensitive life insurance policies. Investment-type products include single and flexible premium deferred annuities, single premium immediate annuities, guaranteed investment contracts, and other group pension deposit contracts that do not have mortality or morbidity risk. Policyholder contract deposits on non-traditional life insurance and investment-type products represent premiums received plus accumulated interest, less mortality charges on universal life products and other administration charges as applicable under the contract. Interest credited to these policies ranged from 2.6% to 9.8% in 1996 and from 2.8% to 10% in 1995 and 1994.

Reserves for Future Policy Benefits: Traditional life insurance products primarily include those contracts with fixed and guaranteed premiums and benefits and consist principally of whole life and term insurance policies, limited-payment life insurance policies and certain annuities with life contingencies. The reserve for future policy benefits for traditional life insurance products has been provided on a net-level premium method based upon estimated investment yields, withdrawals, mortality, and other assumptions which were appropriate at the time the policies were issued. Such estimates are based upon past experience with a margin for adverse deviation. Interest assumptions range from 2.5% in earlier years to 11.25%. Reserves for future policy benefits are evaluated as if unrealized gains or losses on securities available for sale were realized and adjusted for any resultant premium deficiencies. Changes in such adjustments are included in net unrealized investment gains or losses on an after tax basis as a separate component of shareholder's equity and, accordingly, have no effect on net income.

Foreign Currency Translation: The effect of changes in exchange rates in translating the foreign subsidiary's financial statements is accumulated as a separate component of shareholder's equity, net of applicable income taxes. Aggregate transaction adjustments included in income were not significant for 1996, 1995, or 1994.

Recognition of Revenue and Costs: Traditional life insurance contract premiums are recognized as revenue over the premium-paying period, with reserves for future policy benefits established from such premiums.

Revenues for universal life and investment products consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees, and surrender charges assessed against policyholder account balances during the period. Expenses related to these products consist of interest credited to policyholder account balances and benefit claims incurred in excess of policyholder account balances.

Claim reserves include provisions for reported claims and claims incurred but not reported.

Reinsurance: Coinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Yearly renewable term reinsurance is accounted for the same as direct business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. The ceded amounts related to policy liabilities have been reported as an asset.

In 1996, the receivables and payables under certain modified coinsurance arrangements are presented on a net basis to the extent that such receivables and payables are with the same ceding company.

Income Taxes: TOLIC and its domestic subsidiaries are included in the consolidated federal income tax returns filed by Transamerica Corporation, which by the terms of a tax sharing agreement generally requires TOLIC to accrue and settle income tax obligations in amounts that would result from filing separate tax returns with federal taxing authorities.

Deferred income taxes arise from temporary differences between the bases of assets and liabilities for financial reporting purposes and income tax purposes, based on enacted tax rates in effect for the years in which the temporary differences are expected to reverse.

Fair Values of Financial Instruments: Fair values for debt securities are based on quoted market prices, where available. For debt securities not actively traded and private placements, fair values are estimated using values obtained from independent pricing services. Fair values for derivative instruments, including off-balance-sheet instruments, are estimated using values obtained from independent pricing services.

Fair values for equity securities are based on quoted market prices.

Fair values for mortgage loans on real estate and policy loans are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for calculation purposes.

The carrying amounts of short-term investments, cash, and accrued investment income approximate their fair value.

Fair values for liabilities under investment-type contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered by similar contracts with maturates consistent with those remaining for the contracts being valued. The liabilities under investment-type contracts are included in policyholder contract deposits in the accompanying consolidated balance sheet.

NOTE B--INVESTMENTS

The cost and fair value of fixed maturities available for sale and equity securities are as follows (in thousands):


                                                                         Gross             Gross
                                                                      Unrealized        Unrealized            Fair
                                                       Cost              Gain              Loss               Value
December 31, 1996

   U.S. Treasury securities and
     obligations of U.S. government
     corporations and agencies                   $        288,605  $         25,118  $          1,628   $        312,095
   Obligations of states and political
     subdivisions                                         258,596             8,508               538            266,566
   Foreign governments                                    110,283             4,479               520            114,242
   Corporate securities                                15,171,041           779,904           108,999         15,841,946
   Public utilities                                     4,462,063           203,604            35,769          4,629,898
   Mortgage-backed securities                           5,548,067           252,094            56,293          5,743,868
   Redeemable preferred stocks                             66,856            10,281             5,076             72,061
                                                 ----------------  ----------------  ----------------   ----------------

                      Total fixed maturities     $     25,905,511  $      1,283,988  $        208,823   $     26,980,676
                                                 ================  ================  ================   ================

   Equity securities                             $        199,494  $        281,418  $          9,178   $        471,734
                                                 ================  ================  ================   ================

December 31, 1995

   U.S. Treasury securities and
     obligations of U.S. government
     corporations and agencies                   $         92,958  $          6,840                     $         99,798
   Obligations of states and political
     subdivisions                                         229,028             7,832  $            572            236,288
   Foreign governments                                    109,632             9,068                 -            118,700
   Corporate securities                                11,945,631         1,126,903            30,581         13,041,953
   Public utilities                                     4,338,637           390,237             2,909          4,725,965
   Mortgage-backed securities                           7,277,976           487,190            15,092          7,750,074
   Redeemable preferred stocks                             21,372             3,757               504             24,625
                                                 ----------------  ----------------  ----------------   ----------------

                      Total fixed maturities     $     24,015,234  $      2,031,827  $         49,658   $     25,997,403
                                                 ================  ================  ================   ================

   Equity securities                             $        150,968  $        163,264  $          6,351   $        307,881
                                                 ================  ================  ================   ================


The cost and fair value of fixed maturities available for sale at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands):

                                                                                             Fair
                                                                          Cost               Value
     Maturity

     Due in 1997                                                    $        482,813   $        511,576
     Due in 1998-2001                                                      3,688,424          3,761,584
     Due in 2002-2006                                                      4,725,231          4,839,666
     Due after 2006                                                       11,394,120         12,051,921
                                                                    ----------------   ----------------
                                                                          20,290,588         21,164,747
     Mortgage-backed securities                                            5,548,067          5,743,868
     Redeemable preferred stock                                               66,856             72,061
                                                                    ----------------   ----------------

                                                                    $     25,905,511   $     26,980,676
                                                                    ================   ================


The components of the carrying value of real estate are as follows (in thousands):

                                                                          1996               1995
                                                                    ---------------    ----------

     Investment real estate                                         $         22,814   $        27,095
     Properties held for sale                                                  2,062            11,281
                                                                    ----------------   ---------------

                                                                    $         24,876   $        38,376
                                                                    ================   ===============

As of December 31, 1996, the Company held a total investment in one issuer, other than the United States Government or a Unites States Government agency or authority, which exceeded 10% of total shareholder's equity as follows (in thousands) (See Note H.):

 Name of Issuer                             Carrying Value

 Transamerica Corporation                   $           613,922

The carrying value of those assets that were on deposit with public officials in compliance with regulatory requirements was $20.8 million at December 31, 1996.

Net investment income (expense) by major investment category is summarized as follows (in thousands):

                                                              1996               1995              1994

     Fixed maturities                                   $      2,005,764   $      1,904,519  $      1,705,618
     Equity securities                                             5,458              3,418             5,587
     Mortgage loans on real estate                                58,165             40,702            40,030
     Real estate                                                  (7,435)             3,209             5,024
     Policy loans                                                 27,012             25,641            24,614
     Other long-term investments                                     978              2,353             7,173
     Short-term investments                                       10,616             13,286             9,689
                                                        ----------------   ----------------  ----------------
                                                               2,100,558          1,993,128         1,797,735
     Investment expenses                                         (23,326)           (20,369)          (26,160)
                                                        ----------------   ----------------  ----------------

                                                        $      2,077,232   $      1,972,759  $      1,771,575
                                                        ================   ================  ================


Significant components of net realized investment gains are as follows (in thousands):

                                                              1996               1995              1994
                                                        ----------------   ----------------  ----------

     Net gains on disposition of investments in:
          Fixed maturities                              $         40,967   $         52,889  $          7,181
          Equity securities                                       15,750              5,637            32,374
          Other                                                    3,424              2,327             2,546
                                                        ----------------   ----------------  ----------------
                                                                  60,141             60,853            42,101
     Provision for impairment                                     (9,080)           (23,551)          (15,092)
     Accelerated amortization of DPAC                            (33,590)            (9,190)           (6,279)
                                                        ----------------   ----------------  ----------------

                                                        $         17,471   $         28,112  $         20,730
                                                        ================   ================  ================

The components of net gains on disposition of investment in fixed maturities are as follows (in thousands):
                                                              1996               1995              1994

     Gross gains                                        $         74,817   $         61,504  $         46,702
     Gross losses                                                (33,850)            (8,615)          (39,521)
                                                        ----------------   ----------------  ----------------

                                                        $         40,967   $         52,889  $          7,181
                                                        ================   ================  ================

Proceeds from disposition of investment in fixed maturities available for sale were $5,476.1 million in 1996, $3,802.6 million in 1995 and $6,737.7 million in 1994.

The costs of certain investments have been reduced by the following allowances for impairment in value (in thousands):

                                                                               December 31
                                                                         1996               1995
                                                                  ----------------   -----------

     Fixed maturities                                             $         54,160   $         71,429
     Mortgage loans on real estate                                          22,654             21,516
     Real estate                                                             9,146             16,207
     Other long-term investments                                            11,025             11,025
                                                                  ----------------   ----------------

                                                                  $         96,985   $        120,177
                                                                  ================   ================

The  components  of  net  unrealized   investment   gains  in  the  accompanying
consolidated balance sheet are as follows (in thousands):
                                                                               December 31
                                                                         1996              1995
                                                                  ----------------   ----------
     Unrealized gains on investment in:
        Fixed maturities                                          $      1,075,165   $     1,982,169
        Equity securities                                                  272,240           156,913
                                                                  ----------------   ---------------
                                                                         1,347,405         2,139,082
     Fair value adjustments to:
        DPAC                                                              (306,602)         (355,571)
        Reserves for future policy benefits                               (195,000)         (339,000)
                                                                  ----------------   ---------------
                                                                          (501,602)         (694,571)
     Related deferred taxes                                               (296,031)         (505,579)
                                                                  ----------------   ---------------

                                                                  $        549,772   $       938,932
                                                                  ================   ===============


NOTE C--DEFERRED POLICY ACQUISITION COSTS (DPAC)

Significant components of changes in DPAC are as follows (in thousands):

                                                                 1996               1995              1994
                                                          -----------------  ----------------  -----------

     Balance at beginning of year                         $      1,974,211   $      2,480,474  $      1,929,332

        Cumulative effect of change in
          accounting for investments                                     -                  -          (367,154)
        Amounts deferred:
          Commissions                                              290,512            298,698           305,858
          Other                                                     97,491             83,108            89,000
        Amortization attributed to:
          Net gain on disposition of investments                   (33,590)            (9,190)           (6,279)
          Operating income                                        (235,180)          (182,123)         (176,033)
        Fair value adjustment                                       48,969           (706,915)          718,498
        Foreign currency translation adjustment                     (4,210)            10,159           (12,748)
                                                          ----------------   ----------------  ----------------

     Balance at end of year                               $      2,138,203   $      1,974,211  $      2,480,474
                                                          ================   ================  ================


NOTE D--POLICY LIABILITIES

Components of policyholder contract deposits are as follows (in thousands):

                                                                                 December 31
                                                                           1996               1995
                                                                    ----------------   -----------

     Liabilities for investment-type products                       $    18,126,119    $    17,948,652
     Liabilities for non-traditional life insurance
        products                                                          4,592,836          4,109,121
                                                                    ---------------    ---------------

                                                                    $    22,718,955    $    22,057,773
                                                                    ===============    ===============

Reserves for future policy benefits were evaluated as if the unrealized gains on securities available for sale had been realized and adjusted for resultant premium deficiencies by $195 million as of December 31, 1996 and $339 million as of December 31, 1995.

NOTE E--INCOME TAXES

Components of income tax liabilities are as follows (in thousands):

                                                                                 December 31
                                                                           1996               1995
                                                                    ----------------   -----------

     Current tax liabilities (receivables)                          $        (13,752)  $         35,689
     Deferred tax liabilities                                                402,604            552,112
                                                                    ----------------   ----------------

                                                                    $        388,852   $        587,801
                                                                    ================   ================

Significant components of deferred tax liabilities (assets) are as follows (in thousands):

                                                                                 December 31
                                                                           1996               1995
                                                                    ----------------   -----------

     Deferred policy acquisition costs                              $        726,011   $        696,728
     Unrealized investment gains                                             296,031            505,579
     Life insurance policy liabilities                                      (578,823)          (601,875)
     Provision for impairment of investments                                 (33,945)           (42,062)
     Other-net                                                                (6,670)            (6,258)
                                                                    ----------------   ----------------

                                                                    $        402,604   $        552,112
                                                                    ================   ================

The Company offsets all deferred tax assets and liabilities and presents them in a single amount in the consolidated balance sheet.

Components of provision for income taxes are as follows (in thousands):



                                                                 1996               1995              1994
                                                          -----------------  ----------------  -----------

     Current tax expense                                  $         99,692   $       115,614   $       204,087
     Deferred tax expense (benefit):
        Domestic                                                    55,261            21,784           (69,490)
        Foreign                                                      9,732            12,249             8,894
                                                          ----------------   ---------------   ---------------

                                                          $        164,685   $       149,647   $       143,491
                                                          ================   ===============   ===============






NOTE E--INCOME TAXES (Continued)

The differences between federal income taxes computed at the statutory rate and the provision for income taxes as reported are as follows (in thousands):

                                                                     1996              1995              1994
                                                              ----------------  ----------------   ----------

     Income before income taxes:
       Income from U.S. operations                            $       474,160   $       425,946    $       389,778
       Income from foreign operations                                  27,805            34,997             25,411
                                                              ---------------   ---------------    ---------------
                                                                      501,965           460,943            415,189
     Tax rate                                                              35%               35%                35%
                                                              ---------------   ---------------    ---------------
     Federal income taxes at statutory rate                           175,688           161,330            145,316
     Income not subject to tax                                         (2,262)             (685)              (910)
     Low income housing credits                                        (8,175)           (3,137)              (902)
     Other, net                                                          (566)           (7,861)               (13)
                                                              ---------------   ---------------    ---------------

                                                              $       164,685   $       149,647    $       143,491
                                                              ===============   ===============    ===============


Low income housing credits are recognized over the productive life of acquired assets. In 1995, the Company recognized a $4.4 million tax benefit related to the favorable settlement of a prior year tax matter.

Under the Life Insurance Company Income Tax Act of 1959, a portion of "gain from operations" was not subject to current income taxation but was accumulated, for tax purposes, in a memorandum account designated as "policyholders' surplus account." The balance in this account was frozen at December 31, 1983 pursuant to the Deficit Reduction Act of 1984. This amount becomes subject to tax when it exceeds a certain maximum or when cash dividends are paid therefrom. The policyholders' surplus account balance at December 31, 1996 was $138 million. At December 31, 1996, $1,950 million was available for payment of dividends without such tax consequences. No income taxes have been provided on the policyholders' surplus account since the conditions that would cause such taxes are remote.

Income taxes of $149.1 million, $153.3 million and $195.4 million were paid principally to the Company's parent in 1996, 1995 and 1994, respectively.


NOTE F--REINSURANCE

The Company is involved in both the cession and assumption of reinsurance with other companies. Risks are reinsured with other companies to permit the recovery of a portion of the direct losses, however, the Company remains liable to the extent the reinsuring companies do not meet their obligations under these reinsurance agreements.

The components of the Company's life insurance in force and premiums and other considerations are summarized as follows (in thousands):

                                                              Ceded to              Assumed
                                         Direct                 Other             from Other               Net
                                         Amount               Companies            Companies             Amount
1996
   Life insurance in force,
     at end of year               $        220,162,932  $       195,158,214  $       201,560,322  $       226,565,040
                                  ====================  ===================  ===================  ===================

   Premiums and other
     considerations               $          1,702,975  $         1,033,201  $         1,128,260  $         1,798,034
                                  ====================  ===================  ===================  ===================

   Benefits paid or
     provided                     $          2,922,967  $         1,112,561  $           904,435  $         2,714,841
                                  ====================  ===================  ===================  ===================

1995
   Life insurance in force,
     at end of year               $        206,722,573  $       116,762,869  $       174,193,592  $       264,153,296
                                  ====================  ===================  ===================  ===================

   Premiums and other
     considerations               $          1,857,439  $         1,079,303  $         1,033,752  $         1,811,888
                                  ====================  ===================  ===================  ===================

   Benefits paid or
     provided                     $          2,803,213  $         1,065,545  $           849,800  $         2,587,468
                                  ====================  ===================  ===================  ===================

1994
   Life insurance in force,
     at end of year               $        191,884,093  $       115,037,553  $       158,882,366  $       235,728,906
                                  ====================  ===================  ===================  ===================

   Premiums and other
     considerations               $          1,085,555  $           689,615  $         1,034,079  $         1,430,019
                                  ====================  ===================  ===================  ===================

   Benefits paid or
     provided                     $          2,338,370  $           867,341  $           645,096  $         2,116,125
                                  ====================  ===================  ===================  ===================


NOTE G--PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS

Substantially all employees of the Company are covered by noncontributory defined pension benefit plans sponsored by the Company and the Retirement Plan for Salaried Employees of Transamerica Corporation and Affiliates. Pension benefits are based on the employee's compensation during the highest paid 60 consecutive months during the 120 months before retirement. Annual contributions to the plans generally include a provision for current service costs plus amortization of prior service costs over periods ranging from 10 to 30 years. Assets of the plans are invested principally in publicly traded stocks and bonds.

The Company's total pension costs (benefits) recognized for all plans were $(3.1) million in 1996, $2.5 million in 1995 and $4.9 million in 1994, of which $(3.7) million in 1996, $2.0 million in 1995 and $4.7 million in 1994, respectively, related to the plan sponsored by Transamerica Corporation. The plans sponsored by the Company are not material to the consolidated financial position of the Company.

The Company also participates in various contributory defined benefit programs sponsored by Transamerica Corporation that provide medical and certain other benefits to eligible retirees. Postretirement benefit costs charged to income were not significant in 1996, 1995 and 1994.


NOTE H--RELATED PARTY TRANSACTIONS

The Company has various transactions with Transamerica Corporation and certain of its other subsidiaries in the normal course of operations. These transactions include premiums received for employee benefit services (none in 1996 and 1995, and $5.5 million in 1994), loans and advances, investments in a money market fund managed by an affiliated company, rental of space, and other specialized services. At December 31, 1996, pension funds administered for these related companies aggregated $1,067.9 million and the investment in an affiliated money market fund, included in short-term investments, was $44.6 million.

During 1996, The Company transferred certain below investment grade bonds with an aggregate book value of $424.9 million, including an aggregate interest receivable of $9.6 million, to a special purpose subsidiary of Transamerica Corporation in exchange for assets with a fair value of $438.9 million, comprised of collateralized higher-rated bond obligations of $413.9 million issued by the special purpose subsidiary and cash of $25 million. The excess of fair value of the consideration received over the book value of the bonds transferred is included in net realized investment gains.

During 1995, the Company transferred real estate with an aggregate book value of $27.7 million to an affiliate within the Transamerica Corporation group of consolidated companies in exchange for assets with a fair value of $49.7 million, comprising mortgage loans of $35.1 million and cash of $14.6 million. The excess of fair value of the consideration received over the book value of the real estates transferred, net of related tax payable to the parent, is included as a capital contribution.

Included in the investment in fixed maturities available for sale is a note receivable from Transamerica Corporation of $200 million. The note receivable matures in 2013 and bears interest at 7%.


NOTE I--REGULATORY MATTERS

TOLIC and its insurance subsidiaries are subject to state insurance laws and regulations, principally those of TOLIC and each subsidiary's state of incorporation. Such regulations include the risk-based capital requirement and the restriction on the payment of dividends. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the greater of 10% of the Company's statutory capital and surplus as of the preceding year end or the Company's statutory net income from operations for the preceding year. The insurance department of the domiciliary state recognizes these amounts as determined in conformity with statutory accounting practices prescribed or permitted by the insurance department, which vary in some respects from generally accepted accounting principles. The Company's statutory net income and statutory capital and surplus which are represented by TOLIC's net income and capital and surplus are summarized as follows (in thousands):

                                                      1996                  1995                  1994
                                              -------------------   -------------------   ------------

     Statutory net income                     $           112,296    $           131,607   $           175,850
     Statutory capital and surplus, at
        end of year                                     1,249,045              1,115,691               947,164


NOTE J-COMMITMENTS AND CONTINGENCIES

The Company issues synthetic guaranteed investment contracts which guaranty, in exchange for a fee, the liquidity of pension plans to pay certain qualified benefits if other sources of plan liquidity are exhausted. Unlike traditional guaranteed investment contracts, the plan sponsor retains the credit risk in a synthetic contract while the Company assumes some limited degree of interest rate risk. To minimize the risk of loss, the Company underwrites these contracts based on plan sponsor agreement, at the inception of the contract, on investment guidelines to be followed, including overall portfolio credit and maturity requirements. Adherence to these investment requirements is monitored regularly by the Company. At December 31, 1996, commitments to maintain liquidity for benefit payments on notional amounts of $1.9 billion were outstanding compared to $620 million at December 31, 1995.

The Company is subject to mandatory assessments by state guaranty funds to cover losses to policyholders of those insurance companies that are under regulatory supervision. Certain states allow such assessments to be used to reduce future premium taxes. The Company estimates and recognizes its obligation for guaranty fund assessments, net of premium tax deductions, based on the survey data provided by National Organization of Life and Health Insurance Guaranty Associations. At December 31, 1996 and 1995, the estimated exposures and the resultant accruals recorded were not material to the consolidated financial position or results of operations of the Company.

Substantially all leases of the Company are operating leases principally for the rental of real estate. Rental expenses for equipment and properties were $20.6 million in 1996, $25.3 million in 1995, and $16.3 million in 1994. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1996 (in thousands):

    Year ending December 31:
                1997              $           15,633
                1998                          14,688
                1999                          13,593
                2000                          12,029
                2001                          11,865
            Later years                       58,997

                                  $          126,805
                                  ==================

The Company is a defendant in various legal actions arising from its operations. These include legal actions similar to those faced by many other major life insurers which allege damages related to sales practices for universal life policies sold between January 1981 and June 1996. In one such action, the Company and plaintiffs' counsel are working toward a settlement. Any such proposed settlement is subject to significant contingencies, including approval by the court. The lawsuit may proceed if such contingencies are not satisfied. In the opinion of TOLIC, any ultimate liability which might result from such litigation would not have a materially adverse effect on the consolidated financial position of TOLIC or the results of its operations.

NOTE K--FINANCIAL INSTRUMENTS

The carrying values and estimated fair values of financial instruments are as follows (in thousands):

                                                                                    December 31
                                                      -----------------------------------------
                                                                      1996                                1995
                                                      -----------------------------------    -----------------
                                                           Carrying             Fair           Carrying            Fair
                                                             Value              Value            Value             Value
Financial Assets:
   Fixed maturities available for sale                 $    26,980,676   $    26,980,676   $    25,997,403   $    25,997,403
   Equity securities available for sale                        471,734           471,734           307,881           307,881
   Mortgage loans on real estate                               716,669           770,122           565,086           671,835
   Policy loans                                                442,607           416,396           426,377           408,088
   Short-term investments                                      135,726           135,726           211,500           211,500
   Cash                                                         35,817            35,817            49,938            49,938
   Accrued investment income                                   404,866           404,866           394,008           394,008

Financial Liabilities:
   Liabilities for investment-type contracts:
     Single and flexible premium
       deferred annuities                                    6,962,501         6,400,632         8,080,139         7,518,211
     Single premium immediate annuities                      4,115,047         4,476,968         4,123,954         4,677,652
     Guaranteed investment contracts                         3,153,769         3,207,342         2,958,850         2,998,047
     Other deposit contracts                                 3,894,802         3,913,046         2,785,709         2,848,301

Off-balance-sheet assets (liabilities):
   Interest rate swap agreements designated
     as hedges of liabilities in a:
       Receivable position                                           -            43,916                 -            20,888
       Payable position                                              -            (5,485)                -            (3,086)



The Company enters into various interest rate agreements in the normal course of business, primarily as a means of managing its interest rate exposure in connection with asset and liability management.

Interest rate swap agreements generally involve the periodic exchange of fixed rate interest and floating rate interest payments by applying a specified market index to the underlying contract or notional amount, without exchanging the underlying notional amounts. The differential to be paid or received on those interest rate swap agreements that are designated as hedges of financial assets is recorded on an accrual basis as a component of net investment income. The differential to be paid or received on those interest rate swap agreements that are designated as hedges of financial liabilities is recorded on an accrual basis as a component of benefits paid or provided. While the Company is not exposed to credit risk with respect to the notional amounts of the interest rate swap agreements, the Company is subject to credit risk from potential nonperformance of counterparties throughout the contract periods. The amounts potentially subject to such credit risk are much smaller than the notional amounts. The Company controls this credit risk by entering into transactions with only a selected number of high quality institutions, establishing credit limits and maintaining collateral when appropriate.

Interest rate floor and cap agreements generally provide for the receipt of payments in the event the average interest rates during a settlement period fall below specified levels under interest rate floor agreements or rise above specified levels under interest rate cap agreements. A swaption generally provides for an option to enter into an interest rate swap agreement in the event of unfavorable interest rate movements. These agreements generally require upfront premium payments. The costs of swaptions and interest rate floor and cap agreements are amortized over the contractual periods and resulting amortization expenses are included in net investment income. Any conditional receipts under these agreements are recorded on an accrual basis as a component of net investment income if designated as hedges of financial assets or as a component of benefits paid or provided if designated as hedges of financial liabilities.

Gains or losses on terminated interest rate agreements are deferred and amortized over the remaining life of the underlying assets or liabilities being hedged.

The  information  on  derivative   instruments  is  summarized  as  follows  (in
thousands):

                                                                         Aggregate         Weighted
                                                                         Notional           Average
                                                                          Amount          Fixed Rate        Fair Value
December 31, 1996
   Interest rate swap  agreements  designated as hedges of securities  available for sale, where TLC pays:
       Fixed rate interest                                          $        270,035          6.73%     $         1,511
       Floating rate interest                                                250,905          6.77%               5,877
       Floating rate interest based on one index and
         receives floating rate interest based on
         another index                                                       326,644          -                  (9,359)
   Interest rate swap agreements designated as
     hedges of financial liabilities, where TLC pays
       Fixed rate interest                                                    60,000          4.39%                 333
       Floating rate interest                                              1,710,716          6.11%              37,655
       Floating rate interest based on one index and
         receives floating rate interest based on
         another index                                                        58,585          -                     443
   Interest rate floor agreements                                            560,500          6.46%              19,287
   Swaptions                                                               8,327,570          4.50%              54,198
   Others                                                                    108,745          -                  19,607

December 31, 1995
   Interest rate swap  agreements  designated as hedges of securities  available for sale, where TLC pays:
       Fixed rate interest                                          $        235,173          7.99%     $        (9,307)
       Floating rate interest                                                140,000          5.65%                 137
       Floating rate interest based on one index and
         receives floating rate interest based on
         another index                                                        65,000          -                     242
   Interest rate swap agreements designated as
     hedges of financial liabilities, where TLC pays:
       Fixed rate interest                                                    60,000          4.39%                 741
       Floating rate interest                                                934,678          6.17%              17,169
       Floating rate interest based on one index and
         receives floating rate interest based on
         another index                                                       152,000          -                    (108)
   Interest rate floor agreements                                            560,500          6.46%              35,820
   Interest rate cap agreements                                              250,000          5.93%                 792
   Swaptions                                                               1,267,140          5.52%              53,040
   Others                                                                    100,000          -                   2,500

Generally, notional amounts indicate the volume of transactions and estimated fair values indicate the amounts subject to credit risk.

Activities with respect to the notional amounts are summarized as follows (in thousands):

                                             Beginning                                                             End
                                              of Year         Additions       Maturities     Terminations     of Year
1996:
   Interest rate swap agreements
     designated as hedges of
     securities available for sale        $      440,173   $      566,023   $      143,554  $     15,058   $        847,584
   Interest rate swap agreements
     designated as hedges of
     financial liabilities                1,146,678        1,887,348        1,103,525            101,200   1,829,301
   Interest rate floor agreements         560,500          -                -                          -   560,500
   Interest rate cap agreements           250,000          -                250,000                    -   -
   Swaptions                                   1,267,140        7,170,000          109,570             -          8,327,570
   Others                                        100,000            8,745                -             -            108,745
                                          --------------   --------------   --------------  ------------   ----------------

                                          $    3,764,491   $    9,632,116   $    1,606,649  $    116,258   $11,673,700
                                          ==============   ==============   ==============  ============   ===========
1995:
   Interest rate swap agreements
     designated as hedges of
     securities available for sale        $      274,777   $      246,790   $       59,947  $     21,447   $        440,173
   Interest rate swap agreements
     designated as hedges of
     financial liabilities                601,545          1,035,910        460,777               30,000   1,146,678
   Interest rate floor agreements         560,500          -                -                          -   560,500
   Interest rate cap agreements           100,000          250,000          100,000                    -   250,000
   Swaptions                              100,000               1,167,140                -             -          1,267,140
   Others                                        100,000                -                -             -            100,000
                                          --------------   --------------   --------------  ------------   ----------------

                                          $    1,736,822   $    2,699,840   $      620,724  $     51,447   $      3,764,491
                                          ==============   ==============   ==============  ============   ================
1994:
   Interest rate swap agreements
     designated as hedges of
     securities available for sale        $      153,000   $      121,777                                  $        274,777
   Interest rate swap agreements
     designated as hedges of
     financial liabilities                210,000                 391,545                                  601,545
   Interest rate floor agreements         400,000          160,500                                         560,500
   Interest rate cap agreements           -                100,000                                         100,000
   Swaptions                                           -          100,000                                           100,000
   Others                                        100,000                -                                           100,000
                                          --------------   --------------   --------------  ------------   ----------------

                                          $      863,000   $      873,822   $            -  $          -   $      1,736,822
                                          ==============   ==============   ==============  ============   ================

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments, fixed maturities and mortgage loans on real estate. The Company places its temporary cash investments with high credit quality financial institutions. Concentrations of credit risk with respect to investments in fixed maturities and mortgage loans on real estate are limited due to the large number of such investments and their dispersion across many different industries and geographic areas. At December 31, 1996, the Company had no significant concentration of credit risk.


NOTE L--OTHER OPERATING REVENUE

In 1994, the Company disposed of an investment in an affiliate which had been accounted for under the equity method. Total consideration of $23.3 million was received from the sale, resulting in income of $13.3 million.

                                     Part II

Undertaking To File Reports
Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Rule 484 Undertaking

Article V, Section I, of Transamerica's Bylaws provides: Each person who was or is a party or is threatened to be made a party to or is involved, even as a witness, in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereafter a "Proceeding"), by reason of the fact that he, or a person of whom he is the legal representative, is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another foreign or domestic corporation partnership, joint venture, trust, or other enterprise, or was a director, officer, employee, or agent of a foreign or domestic corporation that was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation, including service with respect to employee benefit plans, whether the basis of the Proceeding is alleged action in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent (hereafter an "Agent"), shall be indemnified and held harmless by the corporation to the fullest extent authorized by statutory and decisional law, as the same exists or may hereafter be interpreted or amended (but, in the case of any such amendment or interpretation, only to the extent that such amendment or interpretation permits the corporation to provide broader indemnification rights than were permitted prior thereto) against all expenses, liability, and loss (including attorneys' fees, judgments, fines, ERISA excise taxes and penalties, amounts paid or to be paid in settlement, any interest, assessments, or other charges imposed thereon, and any federal, state, local, or foreign taxes imposed on any Agent as a result of the actual or deemed receipt of any payments under this Article) incurred or suffered by such person in connection with investigating, defending, being a witness in, or participating in (including on appeal), or preparing for any of the foregoing, in any Proceeding (hereafter "Expenses"); provided, however, that except as to actions to enforce indemnification rights pursuant to Section 3 of this Article, the corporation shall indemnify any Agent seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this Article shall be a contract right. (It is the Corporation's intent that these bylaws provide indemnification in excess of that expressly permitted by Section 317 of the California General Corporation Law, as authorized by the corporation's Articles of Incorporation.)


Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


Representations Pursuant to Section 26(e) of the Investment Company Act of 1940 Transamerica hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Transamerica.

                                    SIGNATURE


Pursuant to the requirements of the Securities Act of 1933, the registrant, Transamerica Occidental Life Separate Account VUL-1, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Los Angeles, and the State of California, on this 24th day of December, 1997.

               Transamerica Occidental Life Separate Account VUL-1
                                  (Registrant)

(SEAL)






Attest:___________________________       By:___________________________________
         (Title)             (Name) Aldo Davanzo
                             (Title) Vice President and Assistant Secretary Transamerica Occidental Life Insurance Company


Pursuant to the requirements of the Securities Act of 1933, Transamerica Occidental Life Insurance Company has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Los Angeles and the State of California, on the 24th day of December, 1997.


                 Transamerica Occidental Life Insurance Company

(SEAL)



Attest:___________________________       By:__________________________________
         (Title)            (Name)   Aldo Davanzo
                            (Title)  Vice President and Assistant Secretary


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.


Signatures                                  Titles                                      Date

______________________*             Director, Executive Vice President          December 24, 1997
Robert Abeles                               and Chief Financial Officer

______________________*             President, Chief Executive Officer          December 24, 1997
Thomas J. Cusack                    and Director

______________________*             Executive Vice President,                   December 24, 1997
James W. Dederer                    General Counsel and Corporate Secretary

______________________*             Director                                    December 24, 1997
Richard I. Finn

______________________*             Director                                    December 24, 1997
David E. Gooding

______________________*             Director                                    December 24, 1997
Edgar H. Grubb

______________________*             Director                                    December 24, 1997
Frank C. Herringer

______________________*             Director                                    December 24, 1997
Richard N. Latzer

______________________*             Director                                    December 24, 1997
Karen MacDonald

______________________*             Director                                    December 24, 1997
Gary U. Rolle'

______________________*             Director                                    December 24, 1997
T. Desmond Sugrue

______________________*             Director                                    December 24, 1997
Nooruddin S. Veerjee

______________________*             Director                                    December 24, 1997
Robert A. Watson

___________________________                 On December 24, 1997 as Attorney-in-Fact pursuant to
*By:  Aldo Davanzo                          powers of attorney previously filed and filed herewith,
                                            and in his own capacity as Vice President and Assistant
                                            Secretary.


                APPENDIX A - GUIDELINE MINIMUM SUM INSURED TABLE

The guideline minimum sum insured is a percentage of the policy value as set forth below, according to federal tax regulations:

                       Guideline Minimum Sum Insured Table


Attained                                                             Attained
     Age                           Percentage                             Age                           Percentage
--------
40 or less                         250%                              60                                 130%
41                                 243%                              61                                 128%
42                                 236%                              62                                 126%
43                                 229%                              63                                 124%
44                                 222%                              64                                 122%
45                                 215%                              65                                 120%
46                                 209%                              66                                 119%
47                                 203%                              67                                 118%
48                                 197%                              68                                 117%
49                                 191%                              69                                 116%
50                                 185%                              70                                 115%
51                                 178%                              71                                 113%
52                                 171%                              72                                 111%
53                                 164%                              73                                 109%
54                                 157%                              74                                 107%
55                                 150%                              75-90                              105%
56                                 146%                              91                                 104%
57                                 142%                              92                                 103%
58                                 138%                              93                                 102%
59                                 134%                              94-115                             101%





                    APPENDIX B - OPTIONAL INSURANCE BENEFITS


This Appendix provides only a summary of other insurance benefits available by rider. There may be an additional charge for benefits under a rider. Rider availability is subject to state law and approval.


WAIVER OF PAYMENT RIDER


         This rider provides that, during periods of total disability continuing more than four months, we will add to the Policy Value each month an amount you selected or the amount needed to pay the monthly insurance protection charges, whichever is greater. This amount will keep the Policy in force, within limits. This benefit is subject to our maximum issue benefits. Its cost will change yearly.


GUARANTEED INSURABILITY RIDER

         This rider guarantees that insurance may be added at various option dates without evidence of insurability. This benefit may be exercised on the option dates even if the insured is disabled.

CHILDREN'S INSURANCE RIDER


         This rider provides a term insurance benefit for the Insured's child or children, subject to age limitations. The rider includes a feature that allows the insured child to convert the coverage to another type of policy issued by us, subject to our issue size and issue age limitations.

OPTION TO ACCELERATE DEATH BENEFITS (LIVING BENEFITS RIDER)

         This rider allows the Policy owner to elect to receive part of the net death benefit under the Policy prior to the insured's death if the insured becomes terminally ill, as defined in the rider.


GUARANTEED DEATH BENEFIT RIDER


         This rider provides that if the Policy owner makes payments, minus partial withdrawals, partial withdrawal charges and any outstanding loans, of a sufficient amount to the Policy, then we guarantee that the Policy will not lapse prior to the final payment date. After the final payment date, the rider guarantees a minimum death benefit. The rider remains effective only if, on each Policy anniversary through the final payment date, payments, less partial withdrawals, partial withdrawal charges and any outstanding loans, satisfy the required payment amounts. Once terminated, the rider may not be reinstated.

                                            APPENDIX C - PAYMENT OPTIONS


         PAYMENT OPTIONS - On written request, the surrender value or all or part of any payable net death benefit may be paid under one or more payment options then offered by Transamerica. If you do not make an election, we will pay the benefits in a single sum. If a payment option is selected, the beneficiary may pay to us any amount that would otherwise be deducted from the death benefit. A certificate will be provided to the payee describing the payment option selected.

         The amounts payable under a payment option are paid from our General Account. These amounts are not based on the investment experience of the Separate Account.


         SELECTION OF PAYMENT OPTIONS - The amount applied under any one option for any one payee must be at least $5,000. The periodic payment for any one payee must be at least $50. Subject to the Policy owner and beneficiary provisions, any option selection may be changed before the net death benefit becomes payable. If you make no selection, the beneficiary may select an option when the net death benefit becomes payable.

           APPENDIX D - ILLUSTRATIONS OF DEATH BENEFIT, POLICY VALUES
                            AND ACCUMULATED PAYMENTS

         The following tables illustrate the way in which the Policy's Surrender Value, Death Benefit and Policy Value could vary over an extended period of time.

         Assumptions


         The tables illustrate a Policy issued to a male, Age 30, under a standard underwriting class and qualifying for the non-smoker rates, and a Policy issued to a male, Age 45, under a standard underwriting class and qualifying for the non-smoker rates. One set of tables illustrates the Level Death Benefit Option; another set illustrates the Adjustable Death Benefit Option. In each case, one table illustrates the guaranteed cost of insurance rates and the other table illustrates the current cost of insurance rates as presently in effect.

         The tables assume that no Policy loans have been made, that you have not requested an increase or decrease in the initial face amount, that no partial withdrawals have been made, and that no transfers above 12 have been made in any Policy year (so that no related transaction or transfer charges have been incurred).


         The tables assume that all payments are allocated to and remain in the Separate Account for the entire period shown. The tables are based on hypothetical gross investment rates of return for the portfolios (i.e., investment income and capital gains and losses, realized or unrealized) equivalent to constant gross (after tax) annual rates of 0%, 6%, and 12%. The tables also show the amount that would accumulate if payments accumulated at 5% interest.

         The Policy Values and Death Benefits would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below such averages for individual Policy years. The values also would be different depending on the allocation of the Policy's total Policy Value among the sub-accounts if the actual rates of return averaged 0%, 6% or 12%, but the rates of each portfolio varied above and below such averages.

         Deductions for Charges


         The tables reflect deduction of the payment expense charge, the administration charge, the mortality and expense risk charge, and the monthly insurance protection charge. The amounts shown in the tables also take into account portfolio management fees and operating expenses, which averaged an annual rate of .88% of the average daily net assets of the portfolios. This annual rate is based on the average of the expense ratios of each of the portfolios for the last fiscal year and takes into account current expense reimbursement arrangements. The fees and expenses of each portfolio vary, and in 1996 the total fees and expenses ranged from an annual rate of .60% to an annual rate of 1.15% of average daily net assets. The fees and expenses of your Policy may be more or less than .88% in the aggregate, depending on how you make allocations of Policy Value among the sub-accounts. For more information on portfolio expenses, see the prospectus for the portfolios.

Net Annual Rates of Investment


         Applying  the  current   mortality   and  expense   risk  charge,   the
         administration charge, and the average portfolio management fees and operating expenses of .88% of average net assets, the gross annual rates of investment return of 0%, 6% and 12% would produce net annual rates of -1.69%, 4.32% and 10.31%, respectively, during the first 10 Policy years and -1.53%, 4.47% and 10.47%, respectively, after that.

         The hypothetical returns shown in the table do not reflect any charges for income taxes against the Separate Account since no charges are currently made. However, if in the future the charges are made, to produce the illustrated death benefits and Policy Values, the gross annual investment rate of return would have to exceed 0%, 6% or 12% by a sufficient amount to cover the tax charges.


         On request, we will provide a comparable illustration based on the proposed Insured's age, sex, and underwriting class, and the requested face amount, death benefit option and riders.

                                             TRANSAMERICA OCCIDENTAL LIFE
                                                SEPARATE ACCOUNT VUL-1
                                                 VARIABLE LIFE POLICY

                                                                                                 Male Non-Smoker age 30
                                                                                                 Face Amount = $100,000
                                                                                                      Adjustable Option

                         BASED ON CURRENT MONTHLY INSURANCE PROTECTION CHARGES WITHOUT RIDERS

                   Payments        Hypothetical 0%             Hypothetical 6%               Hypothetical 12%
                   Made Plus   Gross Investment Return     Gross Investment Return       Gross Investment Return
                   Interest
           Policy  At 5% Per Surrender Policy    Death   SurrenderPolicy    Death    Surrender  Policy      Death
            Year     Year     Value     Value   Benefit   Value    Value   Benefit     Value     Value     Benefit

             1      $3,360    $1,782   $2,878   $102,878  $1,961  $3,057   $103,057   $2,141    $3,237     $103,237
             2      $6,888    $4,721   $5,707   $105,707  $5,261  $6,247   $106,247   $5,822    $6,808     $106,808
             3      $10,592   $7,613   $8,489   $108,489  $8,698  $9,574   $109,574   $9,872    $10,748    $110,748
             4      $14,482  $10,457   $11,224  $111,224 $12,278  $13,045  $113,045   $14,327   $15,094    $115,094
             5      $18,566  $13,244   $13,901  $113,901 $15,997  $16,654  $116,654   $19,220   $19,877    $119,877

             6      $22,854  $15,974   $16,522  $116,522 $19,858  $20,406  $120,406   $24,592   $25,140    $125,140
             7      $27,357  $18,660   $19,098  $119,098 $23,882  $24,320  $124,320   $30,508   $30,946    $130,946
             8      $32,085  $21,291   $21,619  $121,619 $28,064  $28,392  $128,392   $37,011   $37,339    $137,339
             9      $37,049  $23,867   $24,086  $124,086 $32,407  $32,626  $132,626   $44,159   $44,378    $144,378
             10     $42,262  $26,391   $26,500  $126,500 $36,923  $37,032  $137,032   $52,023   $52,132    $152,132

             11     $47,735  $28,900   $28,900  $128,900 $41,669  $41,669  $141,669   $60,750   $60,750    $160,750
             12     $53,482  $31,246   $31,246  $131,246 $46,497  $46,497  $146,497   $70,252   $70,252    $170,712
             13     $59,516  $33,538   $33,538  $133,538 $51,522  $51,522  $151,522   $80,719   $80,719    $190,496
             14     $65,851  $35,776   $35,776  $135,776 $56,752  $56,752  $156,752   $92,235   $92,235    $211,218
             15     $72,504  $37,959   $37,959  $137,959 $62,193  $62,193  $162,193  $104,904  $104,904    $232,888

             16     $79,489  $40,092   $40,092  $140,092 $67,861  $67,861  $167,861  $118,851  $118,851    $255,530
             17     $86,824  $42,167   $42,167  $142,167 $73,756  $73,756  $173,756  $134,191  $134,191    $280,458
             18     $94,525  $44,190   $44,190  $144,190 $79,894  $79,894  $179,894  $151,074  $151,074    $306,681
             19    $102,611  $46,164   $46,164  $146,164 $86,287  $86,287  $186,287  $169,661  $169,661    $334,232
             20    $111,102  $48,085   $48,085  $148,085 $92,944  $92,944  $192,944  $190,124  $190,124    $363,137

           Age 60  $223,235  $64,053   $64,053  $164,053 $176,199 $176,199 $276,199  $553,234  $553,234    $741,334
           Age 65  $303,476  $69,454   $69,454  $169,454 $231,591 $231,591 $331,591  $920,031  $920,031   $1,122,438
           Age 70  $405,887  $72,784   $72,784  $172,784 $298,582 $298,582 $398,582  $1,517,118$1,517,118 $1,759,857
           Age 75  $536,593  $72,996   $72,996  $172,996 $378,687 $378,687 $478,687  $2,492,102$2,492,102 $2,666,550
          ------------------------------------------------------------------------------------------------------------

  (1) Assumes a $1,400 payment is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.

  (2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient policy value.

  THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST
  OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LES THAN THOSE SHOWN.
  INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN
  FOR THE PORTFOLIOS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR
  OR SUSTAINED OVER ANY PERIOD.

                                           Male Non-Smoker Age 45

                                            Face Amount = $250,000
                                            Level Option

                           BASED ON CURRENT - MONTHLY INSURANCE PROTECTION CHARGES, (WITHOUT RIDERS),
                                            FUND FEES, M&E AND ADMINISTRATIVE CHARGES

           ------------------------------------------------------------------------------------------------------------
                      Payments         Hypothetical 0%              Hypothetical 6%             Hypothetical 12%
                     Made Plus     Gross Investment Return      Gross Investment Return     Gross Investment Return
                      Interest
            Policy   At 5% Per   Surrender  Policy    Death   Surrender Policy    Death   Surrender  Policy    Death
             Year       Year       Value    Value    Benefit   Value     Value   Benefit    Value     Value   Benefit

              1        $4,410       $0      $3,173  $250,000     $0     $3,390   $250,000    $0      $3,607   $250,000
              2        $9,041     $1,901    $6,246  $250,000   $2,533   $6,878   $250,000  $3,192    $7,537   $250,000
              3       $13,903     $5,336    $9,199  $250,000   $6,587   $10,449  $250,000  $7,943    $11,806  $250,000
              4       $19,008     $8,669   $12,049  $250,000  $10,743   $14,123  $250,000  $13,086   $16,466  $250,000
              5       $24,368     $11,882  $14,779  $250,000  $14,988   $17,885  $250,000  $18,642   $21,540  $250,000

              6       $29,996     $14,973  $17,388  $250,000  $19,324   $21,739  $250,000  $24,658   $27,073  $250,000
              7       $35,906     $17,937  $19,867  $250,000  $23,749   $25,679  $250,000  $31,178   $33,108  $250,000
              8       $42,112     $20,757  $22,204  $250,000  $28,250   $29,698  $250,000  $38,239   $39,687  $250,000
              9       $48,627     $23,425  $24,390  $250,000  $32,824   $33,789  $250,000  $45,901   $46,866  $250,000
              10      $55,469     $25,926  $26,409  $250,000  $37,461   $37,943  $250,000  $54,217   $54,699  $250,000

              11      $62,652     $28,712  $28,712  $250,000  $42,622   $42,622  $250,000  $63,727   $63,727  $250,000
              12      $70,195     $30,903  $30,903  $250,000  $47,452   $47,452  $250,000  $73,678   $73,678  $250,000
              13      $78,114     $32,984  $32,984  $250,000  $52,443   $52,443  $250,000  $84,664   $84,664  $250,000
              14      $86,430     $34,955  $34,955  $250,000  $57,607   $57,607  $250,000  $96,809   $96,809  $250,000
              15      $95,161     $36,810  $36,810  $250,000  $62,949   $62,949  $250,000 $110,249  $110,249  $250,000

              16      $104,330    $38,546  $38,546  $250,000  $68,478   $68,478  $250,000 $125,138  $125,138  $250,000
              17      $113,956    $40,159  $40,159  $250,000  $74,204   $74,204  $250,000 $141,653  $141,653  $250,000
              18      $124,064    $41,640  $41,640  $250,000  $80,135   $80,135  $250,000 $159,993  $159,993  $250,000
              19      $134,677    $42,981  $42,981  $250,000  $86,279   $86,279  $250,000 $180,386  $180,386  $250,000
              20      $145,821    $44,173  $44,173  $250,000  $92,648   $92,648  $250,000 $203,093  $203,093  $250,000

            Age 60    $95,161     $36,810  $36,810  $250,000  $62,949   $62,949  $250,000 $110,249  $110,249  $250,000
            Age 65    $145,821    $44,173  $44,173  $250,000  $92,648   $92,648  $250,000 $203,093  $203,093  $250,000
            Age 70    $210,477    $47,934  $47,934  $250,000  $128,644 $128,644  $250,000 $357,638  $357,638  $414,861
            Age 75    $292,995    $45,851  $45,851  $250,000  $173,217 $173,217  $250,000 $609,976  $609,976  $652,674
           ------------------------------------------------------------------------------------------------------------

   (1) Assumes a $1,400 payment is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.

   (2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient policy value.

   THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION
   OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE
   SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT
   RATES OF RETURN FOR THE PORTFOLIOS.  THESE HYPOTHETICAL INVESTMENT RATES
OF RETURN MAY NOT BE
   ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.



                                                                                                              Male Non-Smoker Age 30
                                                                                                              Face Amount = $100,000
                                                                                                              Level Option

                           BASED ON CURRENT - MONTHLY INSURANCE PROTECTION CHARGES, (WITHOUT RIDERS),
                                            FUND FEES, M&E AND ADMINISTRATIVE CHARGES

           ------------------------------------------------------------------------------------------------------------
                      Payments         Hypothetical 0%              Hypothetical 6%             Hypothetical 12%
                     Made Plus     Gross Investment Return      Gross Investment Return     Gross Investment Return
                      Interest
            Policy   At 5% Per   Surrender  Policy    Death   Surrender Policy    Death   Surrender  Policy    Death
             Year       Year       Value    Value    Benefit   Value     Value   Benefit    Value     Value   Benefit

              1         $919        $0       $684   $100,000     $0      $730    $100,000    $0       $776    $100,000
              2        $1,883      $372     $1,358  $100,000    $507    $1,493   $100,000   $647     $1,633   $100,000
              3        $2,896     $1,146    $2,022  $100,000   $1,414   $2,290   $100,000  $1,705    $2,581   $100,000
              4        $3,960     $1,908    $2,675  $100,000   $2,355   $3,122   $100,000  $2,860    $3,627   $100,000
              5        $5,077     $2,649    $3,306  $100,000   $3,323   $3,980   $100,000  $4,114    $4,771   $100,000

              6        $6,249     $3,369    $3,917  $100,000   $4,317   $4,865   $100,000  $5,475    $6,023   $100,000
              7        $7,480     $4,080    $4,518  $100,000   $5,351   $5,789   $100,000  $6,969    $7,407   $100,000
              8        $8,773     $4,771    $5,099  $100,000   $6,416   $6,744   $100,000  $8,596    $8,924   $100,000
              9       $10,131     $5,441    $5,660  $100,000   $7,511   $7,730   $100,000  $10,371   $10,590  $100,000
              10      $11,556     $6,093    $6,202  $100,000   $8,641   $8,750   $100,000  $12,310   $12,419  $100,000

              11      $13,052     $6,730    $6,730  $100,000   $9,813   $9,813   $100,000  $14,446   $14,446  $100,000
              12      $14,624     $7,234    $7,234  $100,000  $10,911   $10,911  $100,000  $16,674   $16,674  $100,000
              13      $16,274     $7,717    $7,717  $100,000  $12,045   $12,045  $100,000  $19,127   $19,127  $100,000
              14      $18,006     $8,175    $8,175  $100,000  $13,215   $13,215  $100,000  $21,826   $21,826  $100,000
              15      $19,825     $8,608    $8,608  $100,000  $14,423   $14,423  $100,000  $24,800   $24,800  $100,000

              16      $21,735     $9,021    $9,021  $100,000  $15,673   $15,673  $100,000  $28,081   $28,081  $100,000
              17      $23,741     $9,406    $9,406  $100,000  $16,961   $16,961  $100,000  $31,699   $31,699  $100,000
              18      $25,847     $9,769    $9,769  $100,000  $18,295   $18,295  $100,000  $35,695   $35,695  $100,000
              19      $28,058     $10,110  $10,110  $100,000  $19,678   $19,678  $100,000  $40,113   $40,113  $100,000
              20      $30,379     $10,428  $10,428  $100,000  $21,111   $21,111  $100,000  $44,998   $44,998  $100,000

            Age 60    $61,041     $11,900  $11,900  $100,000  $38,484   $38,484  $100,000 $132,761  $132,761  $177,900
            Age 65    $82,982     $11,055  $11,055  $100,000  $49,788   $49,788  $100,000 $221,477  $221,477  $270,202
            Age 70    $110,985    $8,704    $8,704  $100,000  $63,668   $63,668  $100,000 $365,891  $365,891  $424,433
            Age 75    $146,725    $3,627    $3,627  $100,000  $81,195   $81,195  $100,000 $601,703  $601,703  $643,823
           ------------------------------------------------------------------------------------------------------------



(1) Assumes a $4,200 payment is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient policy value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY.  THEY ARE NOT
  A REPRESENTATION
OF PAST OR FUTURE INVESTMENT RATES OF RETURN.  INVESTMENT RESULTS MAY BE MORE
OR LESS THAN THOSE
SHOWN.  INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE
 DIFFERENT INVESTMENT
RATES OF RETURN FOR THE PORTFOLIOS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE
ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

                                                                                                         Male Non-Smoker Age 45
                                                                                                         Face Amount = $250,000
                                                                                                         Adjustible Option

                          BASED ON CURRENT - MONTHLY INSURANCE PROTECTION CHARGES, (WITHOUT RIDERS),
                                           FUND FEES, M&E AND ADMINISTRATIVE CHARGES

          ------------------------------------------------------------------------------------------------------------
                   Payments        Hypothetical 0%             Hypothetical 6%               Hypothetical 12%
                   Made Plus   Gross Investment Return     Gross Investment Return       Gross Investment Return
                   Interest
           Policy  At 5% Per Surrender Policy    Death   SurrenderPolicy    Death    Surrender  Policy      Death
            Year     Year     Value     Value   Benefit   Value    Value   Benefit     Value     Value     Benefit

             1      $15,540   $8,337   $13,167  $263,167  $9,163  $13,993  $263,993   $9,990    $14,820    $264,820
             2      $31,857  $21,708   $26,053  $276,053 $24,184  $28,529  $278,529   $26,760   $31,105    $281,105
             3      $48,990  $34,779   $38,642  $288,642 $39,747  $43,610  $293,610   $45,123   $48,986    $298,986
             4      $66,979  $47,571   $50,951  $300,951 $55,892  $59,272  $309,272   $65,259   $68,639    $318,639
             5      $85,868  $60,067   $62,964  $312,964 $72,621  $75,518  $325,518   $87,329   $90,226    $340,226

             6     $105,702  $72,267   $74,682  $324,682 $89,955  $92,370  $342,370  $111,526  $113,941    $363,941
             7     $126,527  $84,166   $86,096  $336,096 $107,908 $109,838 $359,838  $138,058  $139,988    $389,988
             8     $148,393  $95,746   $97,194  $347,194 $126,486 $127,933 $377,933  $167,144  $168,592    $418,592
             9     $171,353  $107,001 $107,966  $357,966 $145,701 $146,666 $396,666  $199,034  $199,999    $449,999
             10    $195,460  $117,913 $118,396  $368,396 $165,560 $166,042 $416,042  $233,993  $234,476    $484,476

             11    $220,773  $129,142 $129,142  $379,142 $186,828 $186,828 $436,828  $273,196  $273,196    $523,196
             12    $247,352  $139,620 $139,620  $389,620 $208,436 $208,436 $458,436  $315,859  $315,859    $565,859
             13    $275,260  $149,835 $149,835  $399,835 $230,902 $230,902 $480,902  $362,879  $362,879    $612,879
             14    $304,563  $159,786 $159,786  $409,786 $254,263 $254,263 $504,263  $414,708  $414,708    $664,708
             15    $335,331  $169,469 $169,469  $419,469 $278,548 $278,548 $528,548  $471,840  $471,840    $721,840

             16    $367,637  $178,879 $178,879  $428,879 $303,790 $303,790 $553,790  $534,821  $534,821    $784,821
             17    $401,559  $188,014 $188,014  $438,014 $330,024 $330,024 $580,024  $604,256  $604,256    $854,256
             18    $437,177  $196,864 $196,864  $446,864 $357,281 $357,281 $607,281  $680,807  $680,807    $930,807
             19    $474,576  $205,419 $205,419  $455,419 $385,592 $385,592 $635,592  $765,203  $765,203   $1,015,203
             20    $513,845  $213,672 $213,672  $463,672 $414,991 $414,991 $664,991  $858,252  $858,252   $1,108,252

           Age 60  $335,331  $169,469 $169,469  $419,469 $278,548 $278,548 $528,548  $471,840  $471,840    $721,840
           Age 65  $513,845  $213,672 $213,672  $463,672 $414,991 $414,991 $664,991  $858,252  $858,252   $1,108,252
           Age 70  $741,679  $250,502 $250,502  $500,502 $580,030 $580,030 $830,030  $1,488,476$1,488,476 $1,738,476
           Age 75  $1,032,460$277,561 $277,561  $527,561 $777,414 $777,414$1,027,414 $2,516,266$2,516,266 $2,766,266
          ------------------------------------------------------------------------------------------------------------


(1) Assumes a $4,200 payment is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient policy value.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION
OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE
SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT
RATES OF RETURN FOR THE PORTFOLIOS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE
ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

                                           TRANSAMERICA OCCIDENTAL LIFE
                                              SEPARATE ACCOUNT VUL-1
                 FLEXIBLE PAYMENT VARIABLE LIFE INSURANCE POLICY

                                                                                                     Male Non-Smoker Age 45
                                                                                                     Face Amount = $250,000
                                                                                                     Level Option

                     BASED ON GUARANTEED - MONTHLY INSURANCE PROTECTION CHARGES, (WITHOUT RIDERS),
                                       FUND FEES, M&E AND ADMINISTRATIVE CHARGES

          ----------------------------------------------------------------------------------------------------
                   Payments       Hypothetical 0%            Hypothetical 6%            Hypothetical 12%
                   Made Plus  Gross Investment Return    Gross Investment Return    Gross Investment Return
                   Interest
           Policy  At 5% PerSurrender Policy    Death   Surrender Policy   Death   Surrender Policy   Death
            Year     Year    Value    Value    Benefit   Value    Value   Benefit   Value    Value   Benefit

             1      $4,410     $0     $3,168  $250,000     $0     $3,384  $250,000    $0     $3,601  $250,000
             2      $9,041   $1,885   $6,230  $250,000   $2,517   $6,862  $250,000  $3,175   $7,520  $250,000
             3     $13,903   $5,298   $9,161  $250,000   $6,546  $10,408  $250,000  $7,899  $11,762  $250,000
             4     $19,008   $8,613  $11,993  $250,000  $10,679  $14,059  $250,000 $13,014  $16,394  $250,000
             5     $24,368  $11,803  $14,700  $250,000  $14,894  $17,792  $250,000 $18,533  $21,431  $250,000

             6     $29,996  $14,845  $17,260  $250,000  $19,171  $21,586  $250,000 $24,476  $26,891  $250,000
             7     $35,906  $17,773  $19,703  $250,000  $23,544  $25,474  $250,000 $30,923  $32,853  $250,000
             8     $42,112  $20,558  $22,005  $250,000  $27,990  $29,438  $250,000 $37,901  $39,349  $250,000
             9     $48,627  $23,180  $24,145  $250,000  $32,493  $33,458  $250,000 $45,451  $46,416  $250,000
             10    $55,469  $25,617  $26,100  $250,000  $37,032  $37,515  $250,000 $53,619  $54,101  $250,000

             11    $62,652  $27,875  $27,875  $250,000  $41,617  $41,617  $250,000 $62,483  $62,483  $250,000
             12    $70,195  $29,447  $29,447  $250,000  $45,748  $45,748  $250,000 $71,629  $71,629  $250,000
             13    $78,114  $30,823  $30,823  $250,000  $49,915  $49,915  $250,000 $81,640  $81,640  $250,000
             14    $86,430  $31,980  $31,980  $250,000  $54,105  $54,105  $250,000 $92,610  $92,610  $250,000
             15    $95,161  $32,896  $32,896  $250,000  $58,302  $58,302  $250,000 $104,650 $104,650 $250,000

             16    $104,330 $33,549  $33,549  $250,000  $62,494  $62,494  $250,000 $117,895 $117,895 $250,000
             17    $113,956 $33,917  $33,917  $250,000  $66,667  $66,667  $250,000 $132,500 $132,500 $250,000
             18    $124,064 $33,977  $33,977  $250,000  $70,810  $70,810  $250,000 $148,653 $148,653 $250,000
             19    $134,677 $33,678  $33,678  $250,000  $74,890  $74,890  $250,000 $166,563 $166,563 $250,000
             20    $145,821 $32,942  $32,942  $250,000  $78,854  $78,854  $250,000 $186,479 $186,479 $250,000

           Age 60  $95,161  $32,896  $32,896  $250,000  $58,302  $58,302  $250,000 $104,650 $104,650 $250,000
           Age 65  $145,821 $32,942  $32,942  $250,000  $78,854  $78,854  $250,000 $186,479 $186,479 $250,000
           Age 70  $210,477 $21,539  $21,539  $250,000  $97,104  $97,104  $250,000 $324,175 $324,175 $376,044
           Age 75  $292,995    $0       $0       $0     $107,546 $107,546 $250,000 $544,397 $544,397 $582,505
          ----------------------------------------------------------------------------------------------------


(1) Assumes a payment of $875 (approximately 90% of the guideline level premium) is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or partial withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT REPRESENTATIVE OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE PORTFOLIOS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

                                           TRANSAMERICA OCCIDENTAL LIFE
                                              SEPARATE ACCOUNT VUL-1
                 FLEXIBLE PAYMENT VARIABLE LIFE INSURANCE POLICY


                                                                                                     Male Non-Smoker Age 30
                                                                                                     Face Amount = $100,000
                                                                                                     Level Option

                     BASED ON GUARANTEED - MONTHLY INSURANCE PROTECTION CHARGES, (WITHOUT RIDERS),
                                       FUND FEES, M&E AND ADMINISTRATIVE CHARGES

          ----------------------------------------------------------------------------------------------------
                   Payments       Hypothetical 0%            Hypothetical 6%            Hypothetical 12%
                   Made Plus  Gross Investment Return    Gross Investment Return    Gross Investment Return
                   Interest
           Policy  At 5% PerSurrender Policy    Death   Surrender Policy   Death   Surrender Policy   Death
            Year     Year    Value    Value    Benefit   Value    Value   Benefit   Value    Value   Benefit

             1       $919      $0      $683   $100,000     $0      $729   $100,000    $0      $775   $100,000
             2      $1,883    $369    $1,355  $100,000    $503    $1,489  $100,000   $644    $1,630  $100,000
             3      $2,896   $1,139   $2,015  $100,000   $1,407   $2,283  $100,000  $1,697   $2,573  $100,000
             4      $3,960   $1,897   $2,664  $100,000   $2,343   $3,110  $100,000  $2,846   $3,613  $100,000
             5      $5,077   $2,634   $3,291  $100,000   $3,305   $3,962  $100,000  $4,092   $4,749  $100,000

             6      $6,249   $3,348   $3,896  $100,000   $4,290   $4,838  $100,000  $5,443   $5,991  $100,000
             7      $7,480   $4,052   $4,490  $100,000   $5,315   $5,753  $100,000  $6,923   $7,361  $100,000
             8      $8,773   $4,736   $5,064  $100,000   $6,368   $6,696  $100,000  $8,534   $8,862  $100,000
             9     $10,131   $5,398   $5,617  $100,000   $7,450   $7,669  $100,000 $10,287  $10,506  $100,000
             10    $11,556   $6,040   $6,149  $100,000   $8,564   $8,673  $100,000 $12,201  $12,310  $100,000

             11    $13,052   $6,651   $6,651  $100,000   $9,699   $9,699  $100,000 $14,280  $14,280  $100,000
             12    $14,624   $7,134   $7,134  $100,000  $10,760  $10,760  $100,000 $16,445  $16,445  $100,000
             13    $16,274   $7,587   $7,587  $100,000  $11,845  $11,845  $100,000 $18,814  $18,814  $100,000
             14    $18,006   $8,022   $8,022  $100,000  $12,968  $12,968  $100,000 $21,421  $21,421  $100,000
             15    $19,825   $8,429   $8,429  $100,000  $14,120  $14,120  $100,000 $24,282  $24,282  $100,000

             16    $21,735   $8,807   $8,807  $100,000  $15,302  $15,302  $100,000 $27,425  $27,425  $100,000
             17    $23,741   $9,159   $9,159  $100,000  $16,518  $16,518  $100,000 $30,881  $30,881  $100,000
             18    $25,847   $9,473   $9,473  $100,000  $17,758  $17,758  $100,000 $34,675  $34,675  $100,000
             19    $28,058   $9,760   $9,760  $100,000  $19,035  $19,035  $100,000 $38,856  $38,856  $100,000
             20    $30,379  $10,012  $10,012  $100,000  $20,341  $20,341  $100,000 $43,459  $43,459  $100,000

           Age 60  $61,041   $9,694   $9,694  $100,000  $35,072  $35,072  $100,000 $125,795 $125,795 $168,565
           Age 65  $82,982   $5,980   $5,980  $100,000  $42,853  $42,853  $100,000 $207,084 $207,084 $252,642
           Age 70  $110,985    $0       $0       $0     $49,991  $49,991  $100,000 $336,136 $336,136 $389,918
           Age 75  $146,725    $0       $0       $0     $55,111  $55,111  $100,000 $542,159 $542,159 $580,111
          ----------------------------------------------------------------------------------------------------


(1) Assumes a payment of $875 (approximately 90% of the guideline level premium) is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or partial withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT REPRESENTATIVE OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE

PORTFOLIOS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

                                           TRANSAMERICA OCCIDENTAL LIFE
                                              SEPARATE ACCOUNT VUL-1
                 FLEXIBLE PAYMENT VARIABLE LIFE INSURANCE POLICY

                                                                                                          Male Non-Smoker Age 30
                                                                                                          Face Amount = $100,000
                                                                                                          Adjustible Option

                        BASED ON GUARANTEED - MONTHLY INSURANCE PROTECTION CHARGES, (WITHOUT RIDERS),
                                          FUND FEES, M&E AND ADMINISTRATIVE CHARGES

          -----------------------------------------------------------------------------------------------------------
                    Payments        Hypothetical 0%            Hypothetical 6%              Hypothetical 12%
                   Made Plus    Gross Investment Return    Gross Investment Return       Gross Investment Return
                    Interest
           Policy  At 5% Per  Surrender Policy    Death   Surrender Policy   Death   Surrender   Policy     Death
            Year      Year     Value    Value    Benefit   Value    Value   Benefit    Value     Value     Benefit

             1       $3,360    $1,777   $2,873  $102,873   $1,957   $3,053  $103,053  $2,137     $3,233    $103,233
             2       $6,888    $4,708   $5,694  $105,694   $5,247   $6,233  $106,233  $5,808     $6,794    $106,794
             3      $10,592    $7,587   $8,463  $108,463   $8,670   $9,546  $109,546  $9,842    $10,718    $110,718
             4      $14,482   $10,414  $11,181  $111,181  $12,230  $12,997  $112,997  $14,273   $15,040    $115,040
             5      $18,566   $13,181  $13,838  $113,838  $15,922  $16,579  $116,579  $19,133   $19,790    $119,790

             6      $22,854   $15,886  $16,434  $116,434  $19,751  $20,299  $120,299  $24,462   $25,010    $125,010
             7      $27,357   $18,545  $18,983  $118,983  $23,736  $24,174  $124,174  $30,322   $30,760    $130,760
             8      $32,085   $21,145  $21,473  $121,473  $27,870  $28,198  $128,198  $36,755   $37,083    $137,083
             9      $37,049   $23,687  $23,906  $123,906  $32,159  $32,378  $132,378  $43,818   $44,037    $144,037
             10     $42,262   $26,173  $26,282  $126,282  $36,610  $36,719  $136,719  $51,576   $51,685    $151,685

             11     $47,735   $28,591  $28,591  $128,591  $41,217  $41,217  $141,217  $60,085   $60,085    $160,085
             12     $53,482   $30,846  $30,846  $130,846  $45,891  $45,891  $145,891  $69,327   $69,327    $169,327
             13     $59,516   $33,036  $33,036  $133,036  $50,735  $50,735  $150,735  $79,475   $79,475    $187,562
             14     $65,851   $35,174  $35,174  $135,174  $55,768  $55,768  $155,768  $90,619   $90,619    $207,518
             15     $72,504   $37,249  $37,249  $137,249  $60,987  $60,987  $160,987 $102,843   $102,843   $228,310

             16     $79,489   $39,262  $39,262  $139,262  $66,399  $66,399  $166,399 $116,252   $116,252   $249,942
             17     $86,824   $41,215  $41,215  $141,215  $72,012  $72,012  $172,012 $130,961   $130,961   $273,710
             18     $94,525   $43,097  $43,097  $143,097  $77,823  $77,823  $177,823 $147,082   $147,082   $298,576
             19     $102,611  $44,920  $44,920  $144,920  $83,851  $83,851  $183,851 $164,771   $164,771   $324,599
             20     $111,102  $46,674  $46,674  $146,674  $90,094  $90,094  $190,094 $184,167   $184,167   $351,758

           Age 60   $223,235  $60,221  $60,221  $160,221  $167,255 $167,255 $267,255 $525,854   $525,854   $704,645
           Age 65   $303,476  $62,375  $62,375  $162,375  $215,417 $215,417 $315,417 $862,722   $862,722  $1,052,521
           Age 70   $405,887  $59,222  $59,222  $159,222  $269,013 $269,013 $369,013 $1,397,511$1,397,511 $1,621,113
           Age 75   $536,593  $47,701  $47,701  $147,701  $325,328 $325,328 $425,328 $2,251,258$2,251,258 $2,408,846
          -----------------------------------------------------------------------------------------------------------


(1) Assumes a payment of $4,200 (approximately 90% of the guideline level premium) is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or partial withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT REPRESENTATIVE OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE PORTFOLIOS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

                          TRANSAMERICA OCCIDENTAL LIFE
                             SEPARATE ACCOUNT VUL-1
                 FLEXIBLE PAYMENT VARIABLE LIFE INSURANCE POLICY


                                                                                                          Male Non-Smoker Age 45
                                                                                                          Face Amount = $250,000
                                                                                                          Adjustible Option

                        BASED ON GUARANTEED - MONTHLY INSURANCE PROTECTION CHARGES, (WITHOUT RIDERS),
                                          FUND FEES, M&E AND ADMINISTRATIVE CHARGES

          -----------------------------------------------------------------------------------------------------------
                    Payments        Hypothetical 0%            Hypothetical 6%              Hypothetical 12%
                   Made Plus    Gross Investment Return    Gross Investment Return       Gross Investment Return
                    Interest
           Policy  At 5% Per  Surrender Policy    Death   Surrender Policy   Death   Surrender   Policy     Death
            Year      Year     Value    Value    Benefit   Value    Value   Benefit    Value     Value     Benefit

             1      $15,540    $8,316  $13,146  $263,146   $9,142  $13,972  $263,972  $9,969    $14,799    $264,799
             2      $31,857   $21,647  $25,992  $275,992  $24,121  $28,466  $278,466  $26,695   $31,040    $281,040
             3      $48,990   $34,651  $38,514  $288,514  $39,609  $43,472  $293,472  $44,975   $48,837    $298,837
             4      $66,979   $47,367  $50,747  $300,747  $55,662  $59,042  $309,042  $65,002   $68,382    $318,382
             5      $85,868   $59,770  $62,668  $312,668  $72,272  $75,170  $325,170  $86,921   $89,819    $339,819

             6      $105,702  $71,836  $74,251  $324,251  $89,432  $91,847  $341,847 $110,895   $113,310   $363,310
             7      $126,527  $83,603  $85,533  $335,533  $107,198 $109,128 $359,128 $137,165   $139,095   $389,095
             8      $148,393  $95,043  $96,490  $346,490  $125,559 $127,007 $377,007 $165,928   $167,375   $417,375
             9      $171,353  $106,133 $107,098 $357,098  $144,513 $145,478 $395,478 $197,409   $198,374   $448,374
             10     $195,460  $116,852 $117,334 $367,334  $164,053 $164,535 $414,535 $231,853   $232,335   $482,335

             11     $220,773  $127,204 $127,204 $377,204  $184,203 $184,203 $434,203 $269,561   $269,561   $519,561
             12     $247,352  $136,686 $136,686 $386,686  $204,476 $204,476 $454,476 $310,351   $310,351   $560,351
             13     $275,260  $145,786 $145,786 $395,786  $225,380 $225,380 $475,380 $355,068   $355,068   $605,068
             14     $304,563  $154,482 $154,482 $404,482  $246,910 $246,910 $496,910 $404,080   $404,080   $654,080
             15     $335,331  $162,752 $162,752 $412,752  $269,062 $269,062 $519,062 $457,792   $457,792   $707,792

             16     $367,637  $170,573 $170,573 $420,573  $291,831 $291,831 $541,831 $516,649   $516,649   $766,649
             17     $401,559  $177,924 $177,924 $427,924  $315,212 $315,212 $565,212 $581,145   $581,145   $831,145
             18     $437,177  $184,785 $184,785 $434,785  $339,200 $339,200 $589,200 $651,820   $651,820   $901,820
             19     $474,576  $191,104 $191,104 $441,104  $363,759 $363,759 $613,759 $729,241   $729,241   $979,241
             20     $513,845  $196,802 $196,802 $446,802  $388,821 $388,821 $638,821 $813,997   $813,997  $1,063,997

           Age 60   $335,331  $162,752 $162,752 $412,752  $269,062 $269,062 $519,062 $457,792   $457,792   $707,792
           Age 65   $513,845  $196,802 $196,802 $446,802  $388,821 $388,821 $638,821 $813,997   $813,997  $1,063,997
           Age 70   $741,679  $216,630 $216,630 $466,630  $524,674 $524,674 $774,674 $1,384,485$1,384,485 $1,634,485
           Age 75  $1,032,460 $213,291 $213,291 $463,291  $667,766 $667,766 $917,766 $2,288,307$2,288,307 $2,538,307
          -----------------------------------------------------------------------------------------------------------


(1) Assumes a payment of $4,200 (approximately 90% of the guideline level premium) is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or partial withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT REPRESENTATIVE OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE

PORTFOLIOSS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

                                           TRANSAMERICA OCCIDENTAL LIFE



APPENDIX E
                                             MAXIMUM SURRENDER CHARGES


We compute surrender charges on the Policy by using a rate per $1,000 of face amount of insurance. The rate which applies to a Policy is based on whether the insured is male or female (male rates are used if the Policy is issued using unisex rates); the insured's age at the start of the surrender charge period (date of issue for the initial face amount or effective date of increase for an increase in face amount); and the number of years during which the surrender charges have been effective.

The surrender charges are computed on the date of issue for the initial face amount and apply for ten years from the date of issue. New surrender charges are computed for any increase in face amount. The surrender charges for a face increase amount apply for ten years from the date the increase is effective and apply only to the face increase amount.

During the period that surrender charges apply, the rate decreases each Policy year on the Policy anniversary for the initial face amount and on each twelve month anniversary of the effective date of the face increase amount. The rate established on the Policy anniversary or twelve month anniversary for a face increase amount applies during that year.


The maximum surrender charge rate is the rate in the first year of the surrender charge period. These rates are listed on the next page. Male rates are used if unisex rates apply on the Policy.

The maximum amount of the surrender charges is calculated by multiplying the appropriate rate from the table by the face amount of insurance divided by $1,000. For example, if the Insured is a male, age 45 at issue, and the initial face amount of the Policy is $200,000, the maximum surrender charges amount is determined as follows:

         1 Find 45 under the column Insured's Age.
         1    Find the rate per $1,000 for age 45 under the column Male Rates
($) -- $19.32.
         1    Divide the face amount by $1,000 -- $200,000 divided by $1,000 equals 200.
         1    Multiply the rate in item 2 by the result in number 3 -- $19.32 times 200 equals
              $3,864.


The amount of the surrender charges decreases each year on the Policy anniversary (or twelve month anniversary for a face increase amount) as long as the face amount of insurance does not change. For the example shown above, for instance, the surrender charges rate in the fifth Policy year is $11.59. The surrender charges amount in the fifth year on a $200,000 face amount is $2,318. The surrender charges rate in the tenth Policy year is $1.93. The surrender charges amount in the tenth year on a $200,000 face amount is $386.

                                          Maximum Surrender Charge Rates


 Insured's Age   Male Rates  Female Rates  Insured's Age  Male Rates  Female
                    ($)           ($)                        ($)      Rates ($)

    0             6.65          6.44          35           12.76        12.12
    1             6.72          6.49          36           13.23        12.55
    2             6.79          6.57          37           13.73        13.02
    3             6.89          6.65          38           14.28        13.53
    4             6.95          6.72          39           14.90        14.11
    5             7.03          6.79          40           15.51        14.67
    6             7.12          6.87          41           16.30        15.41
    7             7.19          6.94          42           16.96        16.02
    8             7.27          7.00          43           17.72        16.73
    9             7.35          7.08          44           18.54        17.49
    10            7.42          7.15          45           19.32        18.21
    11            7.50          7.23          46           20.52        19.34
    12            7.58          7.31          47           21.74        20.47
    13            7.66          7.37          48           22.95        21.58
    14            7.74          7.45          49           24.15        22.71
    15            7.83          7.53          50           25.36        23.84
    16            7.90          7.59          51           27.04        25.40
    17            7.97          7.67          52           28.71        26.96
    18            8.07          7.75          53           30.39        28.51
    19            8.21          7.88          54           32.06        30.07
    20            8.39          8.05          55           33.74        31.63
    21            8.55          8.20          56           35.14        32.94
    22            8.75          8.38          57           36.55        34.25
    23            8.93          8.55          58           37.96        35.56
    24            9.17          8.77          59           39.37        36.87
    25            9.48          9.06          60           40.78        38.18
    26            9.76          9.33          61           42.52        39.79
    27            10.03         9.59          62           44.25        41.41
    28            10.32         9.85          63           45.99        43.02
    29            10.64        10.14          64           47.72        44.64
    30            10.96        10.45          65           49.47        46.26
    31            11.28        10.74          66           53.18        49.71
    32            11.62        11.06          67           54.00        53.16
    33            11.97        11.38          68           54.00        54.00
    34            12.37        11.75         69-80         54.00        54.00

         CONTENTS OF THE REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

The facing sheet.
Cross-reference to items required by Form N-8B-2. The prospectus consists of ____ pages.
The undertaking to file reports.
The undertaking pursuant to Rule 484 under the Securities Act of 1933. Representations Pursuant to Section 26(e) of the Investment Company Act of 1940

The signatures.

Written consents of the following persons:

     1.    Ernst & Young L.L.P.
     2.    Opinion of Counsel
     3.     Actuarial Opinion

The following exhibits:

     1.    Exhibit 1
     (Exhibits   required   by   paragraph   A   of   the
instructions to Form N-8B-2)


           (1)    Certified   copy  of
                  Resolutions  of  the
                  Board  of  Directors
                  of  the  Company  of
                  December   6,   1996
                  establishing     the
                  Transamerica
                  Occidental      Life
                  Separate     Account
                  VUL-1. 1/


           (2)    Not Applicable.


           (3)    (a)    Form
                         of
                         Distribution
                         Agreement
                         between
                         Transamerica
                         Securities
                         Sales
                         Corporation
                         and
                         Transamerica
                         Occidental
                         Life
                         Insurance
                         Company.
                         1/



                  (b)    Form
                         of
                         Sales
                         Agreement
                         between
                         Transamerica
                         Life
                         Companies,
                         Transamerica
                         Securities
                         Sales
                         Corporation
                         and

                         Broker-Dealers
                         1/



           (4)    Not Applicable.


           (5)    Forms of Policy and Policy riders.


           (6)    Organizational
                  documents   of   the

                  Company,          as
                  amended. 1/


           (7)    Not Applicable.

           (8)    Form   of    Participation    Agreement
            Transamerica    Occidental   Life   Insurance

           Company and:

                  (a) The Alger American Fund
                  (b) Alliance Variable Products
         Series Fund, Inc.
                  (c) Janus Aspen Series
                  (d) Morgan Stanley Universal Funds,
         Inc.
                  (e) OCC Accumulation Trust

           (9)    Administrative    Agreements    between
Transamerica Occidental Life Insurance Company and Allmerica

           (10)   Form of  Application
                  1/

           (11)   Issuance,   Transfer   and   Redemption
Procedures Memorandum.

           (12)   Financial Data Schedule.


     2. Form of Policy and Policy riders are included in Exhibit 1 above.


     3.    Opinion of Counsel. 1/


     4.    Not Applicable.

     5.    Not Applicable.

     6.    Actuarial consent



     7.    Consent       of       Independent
           Accountants

     8.    Powers of Attorney 1/

     1/ Incorporated herein by reference to the initial filing of this Registration Statement (File No.
333-37883) on October 14, 1997.

Exhibit 1.
     (5)   Forms of Policy and Policy Riders

     (8)   Form of Participation Agreements
                  (a) The Alger American Fund
                  (b) Alliance Variable Products
         Series Fund, Inc.
                  (c) Janus Aspen Series
                  (d) Morgan Stanley Universal Funds,
         Inc.
                  (e) OCC Accumulation Trust

     (9)   Administrative Agreements

     (11)  Issuance,  Transfer and Redemption  Procedures
Memorandum

     Exhibit 6  Actuarial Consent

     Exhibit 7  Consent of Independent Accountants

     Exhibit 27     Financial Data Schedule

Exhibit 1.
     (5)   Forms of Policy and Policy Riders
[GRAPHIC OMITTED]
Here Is Your
Transamerica Occidental Life
Insurance Policy

From Transamerica Occidental Life
Insurance Company

Please Read it Carefully


This flexible premium variable life insurance policy is a legal contract between you ("the owner") and Transamerica Occidental Life Insurance Company ("we" and "the Company"). If you pay the required premiums, we will pay your beneficiary the net death benefit when the person you are insuring ("the insured") dies prior to the Maturity Date or, if the insured is alive on the Maturity Date, we will pay the surrender value to the owner on the Maturity Date.

You may change the amount of insurance as well as the payments you make subject to provisions of this policy. Except as otherwise provided in the paid-up insurance option, you may direct your net payments into an account that has a guaranteed minimum interest rate, and into as many as [seven] sub-accounts (if available) of an account that has a rate of return that will vary. These two accounts are called the Fixed and Variable Accounts.

The value of the Variable Account may increase or decrease according to its investment results. For more details, please see the Variable Account Policy Value provision on page 13.

The value in the Fixed Account will accumulate interest at a rate set by us which will not be less than 4% a year.

The amount of the death benefit may be variable or fixed. The length of time this policy will remain in force will be variable. Please refer to the Death Benefit provisions and the Policy Value provisions in this policy for additional information.

There may be little or no surrender value remaining on the final payment date.



Form TA 1031-97
                                                                 1

Your Right to Examine
This Policy

You have the right to void this policy by returning it to our Variable Life Service Center at 440 Lincoln Street, P.O. Box 3800, Worcester, MA 01653, or to one of our authorized representatives by the later of:

         o ten days after receiving it, or

         o 45 days after you sign the application.

 If you return the policy, it will be void from the date of its issue, and you will receive a refund equal to the total of:

o the difference between any payments made, including fees or other charges, and the amounts allocated to the Variable Account, and

o the value of the amounts in the Variable Account on the date the returned policy is received at our Variable Life
Service Center, and

o any fees or other charges imposed on amounts in the Variable Account.

Signed for the Company at Los Angeles, California, on the date of issue.

[GRAPHIC OMITTED]









Executive Vice President, General Counsel and Corporate
Secretary

[GRAPHIC OMITTED]




President and CEO


Transamerica Occidental Life Insurance Company
                      Home Office: 1150 South Olive Street
                              Los Angeles, CA 90015
                Variable Life Service Center: 440 Lincoln Street
                                  P.O. Box 3800
                               Worcester, MA 01653






Table of Contents
Cover
Page..........................................................................1
Specifications
Page......................................................................... 3
Riders/Endorsements...............................................3
Monthly Insurance ProtectionCharges.........................5
Important Definitions...................................................7
General Provisions ........................................................8
Information About You and
the Beneficiary................................................9
What You Should Know About
the Premiums........................................................10
Information About the Value
of Your Policy.........................................................11
What You Should Know About
the Variable Account...............................................13
What You Should Know About
the  Fixed Account................................................14
What You Should Know About
Transfers.................................................................15
If You Want to Borrow from Your
Policy.....................................................................16
Details on Surrender and
Partial Withdrawals.........................................16
What You Should Know About
the Death Benefit.............................................18
Paid-Up Insurance Option....................................20
Payment of Benefits........................................21



Form TA 1031-97
                                                             2

Alphabetical Index
Addition, Deletion or Substitution
of Investments............................................................14
Allocation of Payments..........................................11
Assignment...................................................9
Basis of Value of Fixed Account.........................15
Beneficiary...........................................................9
Decrease in Face Amount.....................................20
Entire Contract....................................................8
Fixed Account..............................................14
Fixed Account Policy Value......................................15
Foreclosure...............................................................16
Increase in Face Amount......................................19
Lapse...................................................................10
Loans on Policy...................................................16
Misstatement of Age or Sex....................................8
Monthly Insurance Protection Charge.....................5
Net Death Benefit...........................................18
Net Investment Factor..............................................13
Owner.......................................................................9
Paid-Up Insurance Option.........................................20
Partial Withdrawals...............................................17
Payment Options...............................................21
Policy Value..........................................................11
Postponement of Payment..........................................17
Preferred Loan Option...............................................16
Premium Grace Period............................................ 10
Premiums..............................................................10
Protection of Benefits...........................................8
Reinstatement..........................................................11
Right to Contest Policy................................................8
Right to Examine........................................................1
Suicide Exclusion.......................................................8
Surrender................................................................16
Transfers.................................................................15
Valuation Dates and Periods....................................14
Variable Account..................................................13
Variable Account Policy Value............................13








Form TA 1031-97
                                                             3

Who is Insured and For How
 Much?
Owner's Name:

Insured's Name:

Insured's Age at Issue:

Underwriting Class:

Policy Number:

Initial Face Amount:

Date of Issue:

Monthly Processing Date:

Your Final Payment Date:




The Death Benefit Option You Have Chosen:
John Doe

John Doe

35

Standard Male Non-Smoker

12345

$100,000

June 1, 1997

On the 1st day of each month

June 1, 2062. Coverage will expire prior to the final payment date if the surrender value is insufficient to continue coverage to such date. Please refer to the Premium Grace Period and Policy Lapse provision on page 10 for more information.

Level Death Benefit Option - The death benefit will be the face amount of your policy if the insured dies on or before the Final Payment Date. As the policy value increases, the insurance protection amount decreases, keeping the death benefit level. ( But, see Required Minimum Amount of Death
Benefit provision on page 19.)
Additional Insurance Benefits

Living Benefits Rider
Waiver of Payment Rider
Children's Insurance Rider
Guaranteed Insurability Rider
Guaranteed Death Benefit Rider

Your Maximum Payment

Federal tax laws limit the amount you may pay into your policy. These limits are based upon the amount of your insurance coverage and your age, sex, and underwriting class at the date the policy is issued. They are called Guideline Premiums. Your payments may not exceed the greater of the guideline single premium or the total of the guideline level premiums.











Guideline Single Premium: [ $14,733.71]

Guideline Level Premium: [$1,289.52]







The Charges You Will Pay


Payment Expense Charge: [ 4%] of each payment to cover federal, state and local taxes, and certain sales and administrative costs; see page 11. We reserve the right to increase or decrease this charge to reflect changes in federal, state and local taxes.


Monthly Insurance Protection Charge:  See pages 5 and
12.


Surrender Charge for Initial Face Amount: If you surrender this policy during the first 10 policy years, you will be charged a surrender charge as shown below:

Year                                                 Surrender Charge
[1
2
3
4
5
6
7
8
9
$1,276
$1,148
$1,020
$893
$765
$638
$510
$382
$255
 10  $127]

Partial Withdrawal Transaction Charges:   If you
withdraw part of your funds, you will pay a transaction charge of [$25] or [2%] of the amount withdrawn, whichever is less. You may also pay a charge of 5% on any "excess" withdrawal; this charge will not be higher than the surrender charge; see page 16.

Change in Face Amount: If you increase the face amount of this policy, you will pay a[ $40] transaction charge. If you decrease the face amount of this policy, you will pay [$40] plus part of the surrender charge; see page 19.


                                Form 9031-97 TA
                                                             4

Statement of Projected Values Charge: You may be charged a fee of up to [$25] if you request a statement of projected values.

Allocation Change Charges: You may be charged a fee of up to [$25] if you change the sub-accounts from which monthly insurance protection charges are deducted. You may also be charged a fee of up to [$25] if you change your allocations for net payments.

Transfer Charge: You may make [12] transfers in any policy year free of charge. After [12] transfers, you may be charged up to [$25] to transfer funds from one account to another; see page 15.

Variable Account Mortality and Expense Risk Charge: You will be assessed a daily charge on the daily net asset value of the Variable Account for the mortality and expense risks assumed by us. This daily charge is currently at a rate equivalent to [.65%] on an annual basis and may not exceed a rate equivalent to
 .80% on an annual basis.

Variable Account Administration Charge: You will be charged a daily charge at a rate equivalent to .15% on an annual basis on the daily net asset value of the Variable Account for a period not to exceed 20 policy years.

Minimum Monthly Payment: A monthly amount of $43.40 is used to determine if your policy will lapse within 48 months of the date of issue of your policy. If you increase or decrease the face amount, add or delete a rider, or change the smoking class of the policy this monthly amount will change. The new amount will be used to determine if your policy will lapse within 48 months of the date of issue, except that if you increase the face amount of the policy, the new amount will be used to determine if your policy will lapse within 48 months of the date of the face amount increase.



Form TA- 1031-97
                                                             5

Your Monthly Insurance Protection Charges are Guaranteed
Never to Go Higher Than the Following:





Age
Insurance
Protection Rate ($) Per
$1,000
Waiver of
Payment
Rate ($) Per $100


Age
Insurance
 Protection Rate ($) Per
$1,000
Waiver of
Payment
Rate ($) Per $100

[35
36
37
38
39
40
41
42
43
44
45
46
47
48
49
50
51
52
53
54
55
56
57
58
59
60
61
62
63
64
65
66
67
68
69
0.14
0.14
0.15
 0.16
0.17
0.19
0.20
0.22
0.23
0.25
0.27
0.29
0.32
0.34
0.37
0.41
0.44
0.48
0.53
0.59
0.65
0.72
0.79
0.87
0.96
1.06
1.17
1.29
1.43
1.60
1.78
1.97
2.18
2.41
2.66
5.00
5.00
5.00
5.00
5.00
5.00
6.00
6.00
6.00
6.00
6.00
7.00
7.00
8.00
8.00
9.00
10.00
11.00
12.00
13.00
15.00
17.00
18.00
20.00
22.00
14.00
14.00
14.00
14.00
14.00
70
71
72
73
74
75
76
77
78
79
80
81
82
83
84
85
86
87
88
89
90
91
92
93
94
95
96
97
98
99

  2.94
  3.26
  3.63
  4.05
  4.54
  5.06
  5.62
  6.21
  6.83
  7.49
  8.22
  9.05
  9.99
11.07
12.26
13.55
14.91
16.34
17.80
19.33
20.94
22.66
24.57
26.76
29.63
33.93
41.27
56.03
83.33
 83.33]






Form TA- 1031-97
                                                             6

                                                  Paid Up Insurance Table
                     Table of Guaranteed Net Single Premiums
                                                  Per $1,000 of Insurance

Age
Net Single Premium ($)
Age
Net Single Premium ($)

[35
36
37
38
39
40
41
42
43
44
45
46
47
48
49
50
51
52
53
54
55
56
57
58
59
60
61
62
63
64
65
66
67
68
69
197.07
204.57
212.41
220.53
228.93
237.63
246.55
255.81
265.32
275.20
285.37
295.86
306.69
317.79
329.27
341.07
353.13
366.56
378.31
391.34
404.60
418.12
431.86
445.87
460.11
474.56
489.20
504.02
519.01
534.11
549.22
564.32
579.46
594.61
609.74

70
71
72
73
74
75
76
77
78
79
80
81
82
83
84
85
86
87
88
89
90
91
92
93
94
95
96
97
98
99
624.86
639.91
654.63
669.33
683.72
697.69
711.26
724.42
737.23
749.74
762.00
773.99
785.64
796.88
807.60
817.75
827.36
836.48
845.21
853.72
862.15
870.70
879.58
889.05
899.43
910.95
923.68
937.47
 951.81
968.38]






Form TA- 1031-97
                                                             7

Important Definitions

Age means how old the insured is on the birthday closest to the date of issue and, subsequently, to the policy anniversary.

Assignee is the person to whom you have transferred your ownership of this policy.

Company means Transamerica Occidental Life Insurance Company, also referred to as we, our, and us. Our telephone number is [1-800-782-8315].

Date of issue is stated on page 3. Policy months, years and anniversaries are measured from this date.

Evidence of insurability is the information, including medical information, that we use to decide whether to issue the requested coverage, to determine the underwriting class for the person insured, or to determine whether the policy may be reinstated.

Face amount is the amount of insurance you elect to buy in the application or enrollment form and which we agree to issue. The face amount is shown on page 3 of the policy. The death benefit is based on the face amount; see the Net Death Benefit provisions beginning on page 18.

Final payment date is the policy anniversary nearest the insured's 100th birthday. No payments may be made by you after this date. No monthly insurance protection charges will be deducted from the policy value after this date. Generally, the net death benefit after this date will equal 101% of the policy value minus any outstanding loan, except as otherwise provided in the Guaranteed Death Benefit Rider.

Insurance protection amount is the death benefit minus the policy value.

Maturity Date is the policy anniversary nearest age 115.

Monthly insurance protection charge is the amount of money we deduct from the policy value each month to pay for the insurance and any riders; see page 12 for more details.

Monthly processing date is the day of the month the monthly insurance protection charge is deducted from the policy value.
This date is shown on page 3.

Net payment is your payment to us less the payment  expense charge shown on page
4.

Outstanding loan means all unpaid policy loans plus interest due or accrued on such loans.

Policy change means any change in the face amount, the underwriting class, the addition or deletion of a rider, or a change in the death benefit option.

Policy value is the sum of the values in the Variable Account and the Fixed Account.

Premium means a payment you must make to keep the policy in force.

Variable Life Service Center means our office located at 440 Lincoln St., P.O. Box 3800, Worcester, MA 01653.

Pro rata refers to an allocation among the sub-accounts of the Variable Account and the Fixed Account. A pro rata allocation will be in the same proportion that the policy value in each sub-account of the Variable Account and the policy value in the Fixed Account have to the total policy value net of any outstanding loans.

Rider is an optional benefit which may be added to your policy and which may require an additional charge.

Specification pages contain information specific to your policy, and are located after the Table of Contents in your policy.

Sub-accounts are subdivisions of the Variable Account investing exclusively in the shares of one or more Funds.

Surrender Value is the policy value less any surrender charges and less any outstanding loans.

Underwriting class means the insurance risk classification that we assign to the insured based on the information in the application or enrollment form and any other evidence of insurability we obtain. The insured's underwriting class affects the monthly insurance protection charge and the amount of the payments required to keep the policy in force.

Written request is a request you make in writing in a form which is satisfactory to us and which is filed at our Variable Life Service Center.

You or your means the owner of this policy as shown in the application or in the latest change filed with us.

                               General Provisions
Entire Contract: We have issued this policy in consideration of the application and your initial premium payment. A copy of the application is attached and is a part of this policy. The entire contract also includes: a copy of any application to increase the face amount or to change to a different underwriting class; any new specification pages; and any supplemental pages. The policy, including the application and any endorsements and riders, forms our contract with you.

All statements made by or for the insured will be considered representations and not warranties. We will not use any statements made by or for the insured to deny a claim unless the statement is in an application and an application is attached to this policy when it is issued or delivered. Our representatives are not permitted to change this policy or extend the time for paying premiums. Only our President or a Vice President together with our Secretary may change the provisions of this policy, and then only in writing.

Our Right to Contest the Policy is Limited: A contest is any action taken by us to cancel your insurance or deny a claim based on untrue or incomplete answers in your application. Except for fraud or nonpayment of premiums, this policy will be incontestable after it has been in force during the lifetime of the insured for two years from the date of issue. This provision does not apply to any riders providing benefits specifically for disability or death by accident.

If the policy's total face amount is increased, or the underwriting class is changed at your request, we cannot contest the increase or change after it has been in force for 2 years from the effective date and the insured is alive.

Nonparticipating:   No insurance dividends will be paid on this
policy.

Adjustment of Cost Factors:   We determine the monthly
insurance protection charge and Fixed Account interest rates which are used to calculate the policy value, subject to the guarantees noted in this policy.

We will determine the rate for the monthly insurance protection charge for each policy month on the monthly processing date for that policy month. The monthly insurance protection rates will depend on: the insured's gender; the insured's smoking status; the insured's class of risk; the number of years that the policy has been in force; and the insured's age.

A table of guaranteed maximum monthly insurance protection charge rates for the base policy is shown on page 5. We may use rates lower than the guaranteed maximum monthly insurance protection charge rates. We will never use higher rates.

Any change in the rates for monthly insurance protection charges will apply to all policies in the same underwriting class, will be prospective, and will be based on our expectations as to future cost factors. Such cost factors may include, but are not limited to: mortality expenses, interest, persistency, and any applicable federal, state and local taxes.

Suicide Exclusion: If the insured dies by suicide, while sane or insane, within two years from the date of issue, we will be liable only for the amount of payments made to us less any outstanding loans and amounts withdrawn. If the face amount is increased at your request, and then the insured commits suicide within two years, while sane or insane, we will not pay the increased amount. Instead the beneficiary will receive the monthly insurance protection charges paid for this increase, plus any net death benefit otherwise payable.

Misstatement of Age or Sex:   If the insured's age or sex is not
correctly stated, we will adjust the death benefit. This amount will be:

o             the policy value, plus

o             the insurance protection amount that would have been
             purchased by the last monthly insurance protection charge using the correct age and sex.

No adjustment will be made if:

o             the insured dies after the final payment date; or


o             the underwriting class is unisex and there has been a
             misstatement only of  sex.

Protection of Benefits:   To the extent allowed by law, the
benefits provided by this policy cannot be reached by the beneficiary's creditors. No beneficiary may assign, transfer, anticipate or encumber the policy value or benefit unless you give them this right.

Periodic Report:   We will mail a report to you at your last
known address at least once a year. This report will provide the following information:

o             death benefit;

o            policy values in each sub-account and in the Fixed
             Account;

o            the value of the policy if it is surrendered;
o payments made by you and the monthly insurance protection charges deducted by us since the last report; and

o outstanding loan and any other information required by law.
Termination of Policy -- This policy will terminate at the earliest of:

1. The date we receive your written request to surrender or terminate;

2.   The Maturity Date; or

3. The date of lapse or foreclosure.


        --------------------------
Information About You and the Beneficiary




Owner: The insured is the owner of this policy unless another person (which could include a trust, corporation, partnership, etc.) is named as owner in the application. The owner may change the ownership of this policy without the consent of any beneficiary. Whenever the face amount of insurance is increased, the insured must agree.

Assignment: You may change the ownership of this policy by sending us a written request. An absolute assignment will transfer ownership of the policy from you to another person called the assignee.

You may also assign this policy as collateral to a collateral assignee. The limitations on your ownership rights while a collateral assignment is in effect are specified in the assignment.

We will not be bound by an assignment unless it has been recorded at our Variable Life Service Center. When recorded, it will take place as of the date it was signed by you. Any rights created by the assignment will be subject to any payments made or actions taken by us before the change is recorded. We are not responsible for assuring that any assignment or any assignee's interest is valid.

Beneficiary: The beneficiary is the person you name to receive the net death benefit. The beneficiary's interest will be affected by any assignment you make. If you assign this policy as collateral, all or a portion of the net death benefit will first be paid to the collateral assignee; any money left over from the amount due the assignee will go to those otherwise entitled to it.




Your choice of beneficiary may be revocable or irrevocable. You may change a revocable beneficiary at any time by written request; but an irrevocable beneficiary must agree to any change in writing. You will also need an irrevocable beneficiary's permission to exercise other rights and options granted by this policy. Unless you have asked otherwise, this policy's beneficiary will be revocable.

Any change of the beneficiary must be made while the insured is living. This change will take place on the date the request is signed, even if the insured is not living on the day we receive it. Any rights created by the change will be subject to any payments made, or actions taken, before we receive the written request.

If a beneficiary dies before the insured, his or her interest in this policy will pass to any surviving beneficiaries in proportion to their share in the net death benefit, unless you have requested otherwise. If all beneficiaries die before the insured, the net death benefit will pass to you or your estate.

Common Disaster Option: The common disaster option may be elected in the application or later by written request. If the common disaster option is in effect on the date of the insured's death, the beneficiary must be alive a certain number of days following the insured's date of death in order to be entitled to receive a benefit; otherwise we will pay the net death benefit as though the beneficiary died before the insured. The number of days which the beneficiary must live after the insured's death is selected by you when you elect the common disaster option.



Form TA 1031-97
                                                                 8

     ---------------------------
                     What You Should Know About the Premiums



Premiums: This policy will not be in force until the first full premium is paid to us. Additional payments may be made to us at any time through the final payment date, but before the date of death of the insured or the date the paid-up insurance option is exercised. Payments must be sent either to our Variable Life Service Center or to our authorized representative.

If you request it in writing, we will send you a signed receipt after payment. The payment amount which must be paid to keep the policy in force is described in the Premium Grace Period and Policy Lapse provision.

Maximum Payment Limits: We may limit the amount you pay to us in any policy year. This limit will not be less than the guideline level premium; however, the sum of all payments made from the issue date, minus any partial withdrawals, may not be more than the greater of:

o         the guideline single premium, or

o the sum of the guideline level premiums on the date of payment.


The guideline premium limits are shown on page 3. These premium limitations will not apply if they prevent you from paying us enough to keep the policy in force.

Guideline premium limits are determined according to rules in the federal tax law, and will be adjusted as that law changes.

If the payments made exceed the amount allowable for this policy to continue to qualify as a life insurance contract under Section 7702 of the Internal Revenue Code and the regulations thereunder, as applicable to this policy from time to time, we will remove the excess amount of payments made from the policy, with interest. Such an excess amount could occur, for example, as a result of a partial withdrawal or other change in the benefits or terms of the policy, since the guideline premium limit allowable for the policy may be reduced. The portion of the payment that cannot be accepted as premium will be applied first against any outstanding policy loans. We will refund to you any excess amount (including interest) not later than 60 days after the end of that policy year.

The amount refundable will not exceed the surrender value of the policy. If the entire surrender value is refunded, we will treat the transaction as a full surrender of your policy.





Premium Grace Period and Policy Lapse: We will send you a notice if your payments and surrender value are not enough to keep the policy in force. Your policy will continue for 62 days from the date contained in the notice, which is the grace period.

The first day of the grace period is called the date of default. We will send the notice to your last known address, or to the person you name to receive this notice, showing the due date and the amount of premium you must pay to keep the policy in force.

The date when the grace period begins and the amount you must pay depends on how long the policy has been in force and whether there have been any increases in the face amount.

Beginning on the date this policy is issued or the effective date of any increase in the face amount, whichever is later, and continuing for the next 47 monthly processing dates, the grace period will begin when both the following conditions occur:

(a) the surrender value is less than the amount needed to pay the next monthly insurance protection charge; and

(b)      the sum of the payments made minus any outstanding
         loans, partial withdrawals and withdrawal charges
since    the latest of the following three dates:

         o     the date this policy is issued, or

         o the effective date of any increase in the face amount, or

         o the date of any policy change which changes the minimum monthly payment;

         is less than the minimum monthly payment multiplied by the number of months which have elapsed since that date.

Thereafter, the grace period will begin if the surrender value on a monthly processing date is less than the amount needed to pay the next monthly insurance protection charge plus any loan interest accrued.

The minimum monthly payment, which is shown on page 4, may change if the policy is changed; it will be listed in new specification pages provided to you.

The death benefit during the grace period will be reduced by any overdue charges. The policy will lapse if the amount shown in the notice remains unpaid at the end of the grace period. The policy terminates on the date of lapse.

Reinstatement: If this policy has lapsed or has been foreclosed for failure to pay loan interest, and has not been surrendered, it may be restored (called "reinstated" in this policy) within three years after the date of default or foreclosure and before the Maturity Date. We will reinstate the policy on the monthly processing date following the day we receive all of the following items:

o         a written application for reinstatement,

o         evidence of insurability satisfactory to us, and

o a payment large enough to keep the policy in force for three months.

You may repay or reinstate any outstanding loan on the date of default or foreclosure.

Your reinstatement premium will be allocated to the Fixed Account until we approve your application, at which time we will transfer the reinstatement premium, plus accrued interest, as you directed in your last payment allocation request.

The date of reinstatement is the later of the date we approve the reinstatement application or the date the payment required to reinstate this policy is received by us. The policy value on the reinstatement date is:

o the net payment to reinstate the policy, including the interest earned from the date we received your payment; plus

o an amount equal to the policy value less any outstanding loan on the default date, to the extent that the outstanding loan is less than the surrender charge on the reinstatement date; less

o the monthly insurance protection charge due on the reinstatement date.

The surrender charge on the reinstatement date is the charge which would have been in effect if the policy had remained in force from the date it was issued.

Reinstatement of Paid-Up Insurance: If this policy is in force as paid-up insurance and later terminates for failure to pay policy loan interest, the paid-up insurance may be reinstated during the insured's lifetime, but no more than three years after the date of foreclosure and before the Maturity Date, by providing us with the following:

o         evidence of insurability satisfactory to us;  and

o         payment or reinstatement of the outstanding loan on
the date of the default. Interest is payable on this outstanding loan from the date of termination to the date of reinstatement at the interest rate of 8% per year.

The date of reinstatement is the later of the date we approve the reinstatement application or the date the payment required to reinstate this policy is received by us. The death benefit of the reinstated paid-up insurance will be the same as the death benefit on the date of termination.


            ----------------------
         Information About the Value of  Your Policy



Net Payment and Allocation of New Payments: A net payment is a payment made to us reduced by the payment expense charge. This charge is based, in part, on local, state and federal taxes we must pay. The charge is shown on page
4.

Each net payment will be added to the policy value. The policy value consists of the total of the values in the Variable Account and the Fixed Account.

You may allocate the net payment to:

o         any of the sub-accounts which are available at the
time     the  payment is made; and/or


o         the Fixed Account.

The Company reserves the right to limit the number of sub-


Form TA 1031-97
                                                                 9
accounts which are available at one time, but in no event will this be less than
7. All percentage allocations must be in whole numbers, with the total allocation to all selected accounts equaling 100%. A processing charge may be made for changing the net payment allocation. The maximum charge allowed is shown on page 4, " Allocation Change Charges."

Allocation of Initial Payments: If you make a payment with your application or at any time before the policy is approved for issue by us, we may put that net payment into the Fixed Account on the date we receive it at our Variable Life Service Center. Not later than two days after the date this policy is approved for issue by us, the policy value you elected to allocate to the Variable Account will be transferred from the Fixed Account to either the sub-accounts you have selected or to the Money Market sub-account. In any event, we will transfer any Variable Account policy values from the Money Market sub-account to the sub-accounts you have selected not later than the expiration


Form TA 1031-97
                                                                10
of the period during which you may exercise your right to examine this policy and request a refund of your payments.

Monthly Insurance Protection Charge: Beginning on the date this policy is issued, and through the final payment date, we will deduct a monthly insurance protection charge from the policy value. Except as otherwise prescribed in the paid-up insurance option, you may choose a sub-account from which this monthly charge will be deducted. If you do not make a choice, we will deduct the charge pro rata. If the sub-account you choose does not have enough funds to cover the charge, we will deduct the charge as if you had not made any choice. We reserve the right to charge for changes made to the sub- accounts from which monthly insurance protection charges are deducted. The maximum charge allowed is shown on page 4, "Allocation Change Charges."

Charges allocated to the Fixed Account will be deducted on a last-in, first-out basis. This means that we use the most recent payments to pay the fees.

The monthly insurance protection charge equals the sum of the charges that apply to:

o         the initial face amount, plus

o         each increase in the face amount, plus

o         any rider benefits.

We will determine the monthly insurance protection charge each month. Any changes in this charge will apply to all policies in the same underwriting class. If you decrease the face amount of the policy, we will adjust the monthly insurance protection charge according to the Benefit Change provision on page 19.

The monthly insurance protection charge for the initial face amount will not be more than (1) multiplied by (2) where:

             (1) is the insurance protection rate shown for the insured's age in the Table on page 5; and

             (2) is the initial face amount divided by 1,000.

For the purposes of this calculation, if the Level Death Benefit Option (see page 19) is in effect, the initial face amount will be reduced by the policy value, minus charges for rider benefits at the beginning of the month, but not less than zero.

If you increase the face amount, the monthly insurance protection charge for the amount of the increase will not be more than (3) multiplied by (4) where:

             (3) is the insurance protection rate applicable to the


Form TA 1031-97
                                                                11
             increased  face amount for the insured's age; and

     (4) is the amount of the increase in the face amount divided by 1,000.

For purposes of this calculation, if the Level Death Benefit Option is in effect and the policy value is higher than the initial face amount, the excess policy value, minus charges for rider benefits at the beginning of the month, will be used to reduce any increases in the face amount in the order in which the increases were issued.

If the death benefit is the "guideline minimum death benefit" required for the policy to qualify as life insurance under the federal tax law ( see page 19), the monthly insurance protection charge for the portion of the death benefit which exceeds the face amount (i.e., initial face amount plus any increases) will not be higher than (5) multiplied by (6) divided by 1,000 where:

             (5) is the insurance protection rate applicable to the initial face amount; and

             (6) is the death benefit less:

                 o          the greater of the face amount or the  policy
                           value   if the Level Death Benefit Option is in
                            effect, or

                 o         the face amount plus the policy value, if the
                          Adjustable Death Benefit Option (see page 19) is in effect.

Insurance Protection Rates: The cost of insurance rate includes an expense factor and a mortality factor. The expense factor covers a portion of our acquisition costs, taxes, and administrative expenses. The mortality factor is based on the insured's:

o                 age,

o                 sex (unless this policy is issued in a unisex class as
                 indicated on the specification pages); and

o                 underwriting class.

The guaranteed rates are based on:

o the Commissioners Ultimate 1980 Standard Ordinary Mortality Table, Male, or Female, or unisex (Smoker or Non-Smoker versions of these tables are used if the insured is over 17 years of age on the date of issue), and

o                 appropriate increases in such tables for non-standard
                 risks.



Form TA 1031-97
                                                                12

The insurance protection rates actually charged will never be higher than the guaranteed rates. We will review the actual insurance protection rates for this policy whenever we change .

Form TA 1031-97
                                                                13
these rates for new policies.  In any event, rates will be
 reviewed not more often than once each year, but not less than once in a five-year period.

       ------------------
What You Should Know About the Variable Account



Variable Account: The value of your policy will vary if it is funded through investments in the sub-accounts of the Variable Account. This account is separate from our Fixed Account. We have exclusive and absolute ownership and control of all assets, including those in the Variable Account. However, the portion of assets in the Variable Account equal to the reserves and liabilities of the policies which are supported by this account will not be charged with liabilities that come from any other business we conduct.

This account, which we established to support variable life insurance policies, is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940. It is also governed by the laws of the State of California.

This account has several sub-accounts. Each sub-account invests its assets in a separate series of a registered investment company (called a "Fund"). We reserve the right, when the law allows, to change the name of the Variable Account or any of its sub-accounts. You will find a list in your application of the sub-accounts in which you may invest.

Variable Account Policy Value: Not later than two days after the date this policy is approved for issue by us, the policy value you elected to allocate to the Variable Account may be transferred from the Fixed Account to either the sub-accounts you have selected or to the Money Market sub-account. We will transfer the Variable Account policy values from the Money Market sub-account to the sub-accounts you have selected not later than the expiration of the period during which you may exercise your right to examine this policy and request a refund of your payments. Net payments made thereafter which are allocated to the sub-accounts will purchase additional units of the sub-accounts.

The number of units purchased in each sub-account is equal to the portion of the net payment allocated to the sub-account, divided by the value of the applicable unit as of the valuation date the payment is received at our Variable Life Service Center or on the date value is transferred to the sub-account from another sub-account or the Fixed Account. If we receive your payment on a date which is not a valuation date, we will use the value of the applicable unit on the first valuation date following the date we receive your payment to determine the number of units that the net payment will purchase.


The number of units will remain fixed unless (1) changed by a subsequent split of unit value, or (2) reduced because of a transfer, policy loan, partial withdrawal, withdrawal charge, transaction charge, monthly insurance protection charge deduction, surrender or surrender charge allocated to the sub-account. Any transaction described in (2) will result in the cancellation of a number of units which are equal in value to the amount of the transaction. On each valuation date we will value the assets of each sub-account in which there has been activity. The policy value in a sub-account at any time is equal to the number of units this policy then has in that sub-account multiplied by the sub-account's unit value. The value of a unit for any sub-account for any valuation period is determined by multiplying that sub-account's unit value for the immediately preceding valuation period by the net investment factor for the valuation period for which the unit value is being calculated. The unit value will reflect the investment advisory fee and other expenses incurred by the registered investment companies.

Net Investment Factor: This measures the investment performance of a sub-account during the valuation period that has just ended. The net investment factor is the result of (a) plus (b), divided by (c), minus (d) and minus (e) where:

             (a) is the net asset value per share of a Fund share held in the sub-account determined at the end of the current valuation period,

   (b)
   is
   the
   per
   share
   amount
   of
   any
   dividend
   or
   capital
   gain
   distributions
   made
   by
   the
   Fund
   on
   shares
   held
   in
   the
   sub-account
   if
   the
   "ex-dividend"
   date
   occurs
   during
   the
   current
   valuation
   period,

                  (c) is the net asset value per share of a Fund share held in the sub-account determined as of the end of the immediately preceding valuation period;

             (d) is a charge for mortality and expense risks in the valuation period. The current mortality and expense risk charge is shown on the specification pages. The mortality and expense risk charge may be increased or decreased, but it will never exceed the maximum rate shown on the specification pages; and

             (e) is an administration charge for the valuation period. The administration charge is shown on the specification pages. The administration charge period will not exceed

 20 policy years.

Since the net investment factor may be more or less than one, the unit value may increase or decrease. You bear the investment risk. We reserve the right (subject to any required regulatory approvals) to change the method we use to determine the net investment factor.

Valuation Dates and Periods: A valuation date is each day that the New York Stock Exchange (NYSE) is open for business and any other day in which there is enough trading in the Variable Account's underlying portfolio securities to materially affect the value of the Variable Account. A valuation period is the period between valuation dates.

Addition, Deletion or Substitution of Investments: We may not change the investment policy of the Variable Account without the approval of the Insurance Commissioner of California. This approval process is on file with the Insurance Commissioner of your state.

We reserve the right, subject to compliance with applicable law, to add to, delete from, or substitute for the shares of a Fund that are held by the Variable Account or that the Variable Account may purchase. We also reserve the right to eliminate the shares of any Fund if they are no longer available for investment, or if we believe investing more in any eligible Fund is no longer appropriate for the purposes of the Variable Account.


We will notify you before we substitute any of your shares in the Variable Account. However, this will not prevent the Variable Account from buying other shares of underlying securities for other series or classes of policies, or from permitting a conversion between series or classes of policies or contracts if holders request it, subject to compliance with any state or federal requirements.

We reserve the right to establish other sub-accounts, and to make them available to any class or series of policies as we think appropriate. Each new sub-account would invest in a new investment company or in shares of another open-end investment company. We also reserve the right to eliminate or combine existing sub-accounts of the Variable Account and to transfer the assets between sub-accounts, when allowed by law.

If we make any substitutions or changes that we believe are necessary or appropriate, we may make changes in this policy by written notice to reflect the substitutions or changes. If we think it is in the best interests of our policy owners, we may operate the Variable Account as a management company under the Investment Company Act of 1940, or we may de-register it under that Act if the registration is no longer required. We may also combine it with other separate accounts.

Federal Taxes: If we must pay taxes on the Variable Account, we will charge you for that tax. Although the account is not now taxable, we reserve the right to make a charge for taxes if the account becomes taxable.

Splitting of Units: We reserve the right to split the value of a unit, either to increase or decrease the number of units. Any splitting of units will have no material effect on policy benefits.

     ----------------------
What You Should Know About the Fixed Account



Fixed Account: The Fixed Account is a part of our General Account. The General Account consists of all assets owned by us, other than those in the Variable Account and other separate accounts. Except as limited by law, we have sole control over the investment of these General Account assets. You do not share directly in the investment experience of the General Account, but are allowed to allocate and transfer funds into the Fixed Account.

Fixed Account Interest Rates: The interest rates credited to the policy value in the Fixed Account are set by us, but will never be less than 4% per year. We may establish higher interest rates, and the initial interest rates and the renewal interest rates may be different. Interest rates will be determined as follows:

o Net payments allocated to the Fixed Account will be credited at the initial interest rate in effect on the day we receive your payment at our Variable Life Service Center, and the initial interest rate is guaranteed until the next policy anniversary unless you borrow from that policy value.

o             Funds transferred from a sub-account of the Variable
             Account to the Fixed Account will be credited with interest at the initial interest rate in effect on the valuation date of the transfer, and the initial interest rate is guaranteed until the next policy anniversary unless you borrow from that policy value.

o Policy values in the Fixed Account on the policy anniversary will be credited with interest at the renewal interest rate in effect on the policy anniversary, and the renewal interest rate is guaranteed for one year so long as those values remain in the Fixed Account and are not borrowed.

o The interest rate we use for that portion of the policy value that equals the outstanding loan will be at least 6% per year. The interest rate will be higher if the policy qualifies under the Preferred Loan provision; see page 16.

Fixed Account Policy Value: On each monthly processing date, the policy value of the Fixed Account is:

o             the policy value in this account on the preceding monthly
             processing date increased by one month's interest, plus

o             net payments received since the last monthly processing
             date which are allocated to the Fixed Account plus the interest accrued from the date the payments are received by us, plus

o Variable Account policy value transferred to the Fixed Account from any sub-accounts since the preceding monthly processing date, increased by interest from the date the policy value is transferred, minus

o policy value transferred from the Fixed Account to a sub-account since the preceding monthly processing date and interest accrued on these transfers from the transfer date to the monthly processing date, minus

o             partial withdrawals from the Fixed Account, partial
             withdrawal transaction charges and withdrawal charges since the last monthly processing date, and interest accrued on these withdrawals and charges from the withdrawal date to the monthly processing date, minus



Form TA 1031-97
                                                                 14

o any transaction charges allocated to the Fixed Account for any changes in the face amount since the last monthly processing date and interest accrued on such charges to the monthly processing date, minus

o             the portion of the monthly insurance protection charge
             allocated to the policy value in the Fixed Account.

During any policy month, the Fixed Account policy value will be calculated on a consistent basis. In no event will the Fixed Account policy value be less than the guaranteed cash value shown in the Paid-Up Insurance Table after the paid-up option has been exercised.

Basis of Value of the Fixed Account: We base the minimum surrender value in the Fixed Account on the Commissioners Ultimate 1980 Standard Ordinary Mortality Table, Male or Female or unisex with interest at 4% each year, compounded annually; however, if the insured is over age 17 on the date of issue, the minimum surrender value is based on the Smoker or Non-Smoker versions of such tables. Actual policy values are based on interest and insurance protection rates that we set. We have filed a detailed description of the way we determine this value with the State Insurance Department. All values equal or exceed the minimums required by law in the states in which this policy is delivered.

       ---------------------------
What You Should Know About Transfers



While this policy is in force other than as paid-up insurance, you may transfer amounts between the Fixed Account and the sub-accounts or among sub-accounts, on request.

You may transfer, without charge, all or part of the policy value in the Variable Account to the Fixed Account once during the first 24 months after the policy is issued, and once during the first 24 months after you have increased the face amount in order to convert to a fixed-only product. If you do so, future payments will be allocated to the Fixed Account unless you specify otherwise. All other transfers are subject to the following rules, and will be permitted with our approval.

We will determine the minimum and maximum amounts that may be transferred according to the rules that are in effect at the time of the transfer.


We also reserve the right to limit the number of transfers that can be made in each policy year, and to set other reasonable rules controlling transfers.

If a transfer would reduce the policy value in a sub-account to less than the current minimum balance required for such accounts, we reserve the right to include the remaining value in the amount transferred.

You will not be charged for the first twelve transfers in a policy year, but a transfer charge of up to $25 may be made on each additional transfer. Any transfer charge will be deducted from the amount that is transferred. Transfers that result from a policy loan or repayment of a loan are not subject to these rules.



Form TA 1031-97
                                                                 15

      -----------------------------
If You Want to Borrow from Your Policy



 This policy is the only security you need to borrow from it.

Amount You May Borrow: The total amount of loans you may have outstanding at any time is the loan value. Except as otherwise provided in the paid-up insurance option, the loan value in the first policy year is 75% of (a) minus (b) where:

             (a) is the policy value minus the surrender charge, and

             (b) is the monthly insurance protection charges and interest which will be due on the loan through the end of the policy year.

The loan value in the second policy year and any year after is 90% of the result of the policy value minus the surrender charge.

If you do not specify from which accounts you want to borrow, we will allocate the loan pro rata.

In order to secure the outstanding loan, we will transfer the policy value in each sub-account equal to the policy loan allocated to each sub-account to the Fixed Account.

Loan Interest: You will pay interest on your loan at an annual rate of 8%. Interest accrues daily, and is payable at the end of each policy year. Any interest that is not paid on time will be added to the loan principal and bear interest at the same rate. If this makes the principal higher than the policy value in the Fixed Account, we will offset this shortfall by transferring funds from the Variable Account to the Fixed Account. We will allocate the transferred amount pro rata among the sub-accounts in the same proportion that the value in each sub-account has to the total value in all of them.

Repaying the Outstanding Loan: You may repay any part of any outstanding loan at any time while the Insured is living before this policy lapses and before the Maturity Date. When you repay it, we will transfer the policy value that is in the Fixed Account to the various sub-accounts and increase the value in them. You may tell us how to allocate repayments, but if you do not, we will allocate them according to the most recent payment allocation choices you have made. Loan repayments made to the Variable Account cannot be higher than the amounts you transferred from it to secure the outstanding loan.

 If you wish to make a loan repayment, you must tell us that the payment you send us is for that purpose. Unless your payment is clearly marked as a loan repayment, we will assume it is a premium payment unless it is received after the final payment date. When we receive a loan repayment, we will apply it to the portion of the policy value that secures the loan. If the loan payment exceeds the loan balance, we will apply the balance as a premium payment.

Foreclosure: If at any time the amount of the outstanding loan is higher than the policy value, minus the surrender charge, we will terminate the policy. We will mail a notice of this termination to the last known address of you and any assignee. If the excess outstanding loan is not paid within 62 days from the date contained in the notice, the policy will terminate with no value. You may reinstate this policy according to the Reinstatement provision on page 11.

Preferred Loan Option: The preferred loan option is available after the 10th policy year. The guaranteed annual interest rate credited to the portion of the policy value securing a preferred loan is 7.5%.

After the 10th policy year, any outstanding loan will be treated as a preferred loan from that date forward, unless you revoke the preferred loan option on that outstanding loan. The interest credited to the portion of the policy value securing the non- preferred loans will not be less than 6% per year.

This option may be revoked by you at any time.

This option will be canceled if the Paid-Up Life Insurance Option is elected.

     ---------------------------
Details on Surrender and Partial Withdrawals



Surrender: You may cancel this policy and receive its surrender value as long as the insured is living on the date we receive your written request in our Variable Life Service Center. The policy will be canceled on that day. You may choose to receive the surrender value in a lump sum or under a payment option.





Surrender Value: Except as otherwise provided in the paid-up insurance option, the surrender value equals the policy value minus the outstanding loan and surrender charges.

You will find the surrender charge for the initial face amount on page 4. Any changes in this charge when you increase or decrease the face amount will be shown in new specification pages.



Partial Withdrawals: Partial withdrawals are not allowed during the first policy year or if your policy is in force as paid-up insurance. After the first policy year, you may withdraw part of the surrender value on written request. Each withdrawal must be at least $500. We will deduct a 2% partial withdrawal transaction charge (maximum $25) from the policy value each time you make a partial withdrawal.

We also may deduct a withdrawal charge from the policy value. However, a portion of the partial withdrawal will not be subject to the withdrawal charge. This amount equals (a) minus (b), where:

             (a) is 10% of the policy value on the date we receive the written request at our Variable Life Service Center, and

             (b) is the total of the withdrawals (or portions of them) made in the same policy year which were exempt from the withdrawal charge.

We will charge you on the balance of the withdrawal, called the "excess withdrawal." This charge is calculated by multiplying the excess withdrawal amount by 5%. The charge will never exceed the surrender charge in effect on the withdrawal date.

Your policy's surrender charge will be reduced by any withdrawal charges previously paid. There will be no "excess withdrawal" charge if no surrender charge applies to the policy on the withdrawal date.

The withdrawal charge will decrease existing surrender charges in the following order:

o             first, the most recent increase's surrender charge,

o second, the next most recent increase's surrender charges in succession, and

o             last, the initial face amount's surrender charge.

If you elected the Level Death Benefit Option, the face amount and policy value will be reduced by the amount of the partial withdrawal, and the policy value will be further reduced by the partial withdrawal transaction and withdrawal charges. The face amount will be decreased in the following order:

o             first, the most recent increase,


o             second, the next most recent increases in succession, and

o             last, the initial face amount.

If you elected the Adjustable Death Benefit Option, the policy value will be reduced by the amount of the partial withdrawal, plus the partial withdrawal transaction and withdrawal charges.

We will not permit a partial withdrawal if it reduces the face amount to less than $50,000.

If you do not allocate a partial withdrawal and its charges among the Fixed Account and each sub-account, we will allocate that amount pro rata.

Postponement of Payment:   We may postpone any transfer
from the Variable Account, or payment of any amount payable on:

o             surrender,
o             partial withdrawal,
o             transfer,
o             policy loan, or
o             death of the insured.

The postponement will continue during any period when:

o trading on the NYSE is restricted as determined by the SEC, or the NYSE is closed for days other than weekends and holidays, or o the SEC by order has permitted such suspension, or o the SEC has determined that such an emergency exists that disposal of portfolio securities or valuation of assets is not reasonably practical.

We may also postpone any transfer from the Fixed Account or payment of any portion of the amount payable on surrender, partial withdrawal or policy loan from the Fixed Account for not more than six months from the day we receive your written request and, if it is required, your policy. If we postpone those payments for 30 days or more, the amount postponed will earn interest during that period at a rate of not less than 3% per year or such higher rate as required by law. We will not postpone payments to pay premiums on our policies.




 .
        ----------------------
What You Should Know About the Death Benefit




Guideline Minimum Sum Insured Table

Net Death Benefit: If the insured dies before the Maturity Date and before the policy is terminated, we will pay the net death benefit. The net death benefit is equal to the death benefit reduced by certain amounts, as described below. The death benefit is determined as of the date we receive due proof of the insured's death at our Variable Life Service Center. Due proof of death is a valid death certificate or other evidence satisfactory to us.

The amount of the net death benefit depends upon: (1) whether the date the insured dies is after, or on or before, the final payment date; (2) whether the paid-up insurance option is in effect on the date of the insured's death; and
(3) which death benefit option is in effect on the date of death of the insured.

If the insured dies on or before the final payment date and the paid-up insurance option has not been exercised, then the net death benefit is determined by deducting from the death benefit under the Level Death Benefit Option or the Adjustable Death Benefit Option (which are described later) the following: any outstanding loan and monthly insurance protection charges due and unpaid through the policy month in which the insured dies, as well as any partial withdrawals and withdrawal charges.

If the paid- up insurance option has been exercised before the insured's death, then the net death benefit is the paid-up insurance death benefit minus any outstanding loan; (see page 20).

Except as otherwise provided in the Guaranteed Death Benefit Rider, if the insured dies after the final payment date and the paid-up insurance option has not been exercised, then the net death benefit will be equal to 101% of the policy value, minus any outstanding loan and minus any partial withdrawals and withdrawal charges.

If the net death benefit is paid in a lump sum, interest will be earned at our declared interest rate for sums held on deposit, but not less than 2.5% per year, beginning on the date we receive notice of death at our Variable Life Service Center. We will pay a higher interest rate if required by state law. We will credit interest from an earlier date (for example, from the date of the insured's death) if required by state law.




Attained
Age

    40 or less
            41
42
43
44
45
46
47
48
49
50
51
52
53
54
55
56
57
58
59

Percentage

250%  243% 236% 229% 222% 215% 209% 203% 197% 191% 185% 178% 171% 164% 157% 150%
146% 142% 138%
       134%
Attained
Age

60
61
62
63
64
65
66
67
68
69
70
71
72
73
74
75 - 90
91
92
93
94-115

Percentage

130%  128% 126% 124% 122% 120% 119% 118% 117% 116% 115% 113% 111% 109% 107% 105%
104% 103% 102% 101%

Required Minimum Amount of Death Benefit: This policy is intended to qualify under Section 7702 of the Internal Revenue Code as a life insurance contract for federal tax purposes. The provisions of this policy (including any rider or endorsement) shall be interpreted to ensure such tax qualification, regardless of any language to the contrary.

At no time will the amount of the death benefit under the policy ever be less than the amount needed to ensure such tax qualification. To the extent that the death benefit is increased, appropriate adjustments will be made in any monthly insurance protection charges or supplemental benefits as of that time, retroactively or otherwise, that are consistent with such an increase. Such adjustments may be made by right of setoff against any death benefits payable.

The death benefit under this policy will not be less than the Guideline Minimum Sum Insured as specified in the tax code. This is calculated by multiplying the policy value by the percentage shown in the preceding table. The guideline minimum sum insured varies by attained age. The amounts shown in the table are determined to provide a death benefit at least as great as those in the federal tax law, and will be adjusted according to any changes in that law applicable to this policy.

Death Benefit Options: You have two options for determining the amount of the death benefit. The option you elected in your application is shown on page 3. These options are not available after the final payment date or if the policy is in force as paid-up insurance.

Under the Level Death Benefit Option, the death benefit is the greater of:

o  the face amount, or

o  the guideline minimum sum insured.

Under the Adjustable Death Benefit Option, the death benefit is the greater of:

o the face amount plus the policy value on the date we receive proof of death (we will refund monthly insurance protection charges deducted from the policy value after the insured's date of death), or

o      the guideline minimum sum insured.

You may change the death benefit option by making a written request. That change will be made on the next monthly processing date after we receive your request.

o    If  you  change
     from the  Level
     Death   Benefit
     Option  to  the
     Adjustable
     Death   Benefit
     Option,     the
     face     amount
     under       the
     Adjustable
     Death   Benefit
     Option  will be
     equal

     to  the   death
     benefit   under
     the Level Death
     Benefit Option,
     minus       the
     policy value on
     the   date   of
     change.

o    If  you  change
     from        the
     Adjustable
     Death   Benefit
     Option  to  the
     Level     Death
     Benefit Option,
     the face amount
     will  be  equal
     to  the   death
     benefit   under
     the  Adjustable
     Death   Benefit
     Option  on  the
     date of change.

You may not change your death benefit option more than once in any policy year, or if the change reduces the face amount to less than $50,000.

Benefit Change: You may increase or decrease the face amount of insurance if you make a written request during the insured's lifetime.

You may not change the face amount if it does not meet the minimum death benefit requirement set by federal tax law.

Increase:   To increase the face amount:

o you must complete our application and provide us with evidence of insurability satisfactory to us; and

o the insured's age must not be over our maximum issue age for new insurance; and

o    you  must pay a
     $40 transaction
     charge,    plus
     the net premium
     sufficient   to
     keep the policy
     in  force   for
     two  months  if
     the   surrender
     value  is  less
     than       this
     amount.

This increased face amount will become effective on the first monthly processing date on, or following, the date that all the conditions are met. We will deduct the $40 transaction charge from the policy value on the effective date of increase. You may choose the sub-account from which these charges will be deducted; but if you do not choose, we will allocate the charges pro-rata. We will provide you new specification pages, including a Supplemental Monthly Insurance Protection Charge Table if the insured's underwriting class changes. These pages will include the following information:

o  effective date of the increase,

o  amount of the increase,

o  underwriting class,

o  new minimum monthly payment,

o  new guideline premiums, and

o  new surrender charges applicable to the entire  policy.

We reserve the right to set a limit on the minimum amount of an increase in the face amount. No increase may be less than our minimum limit in effect on the date we receive your request.

You may return the new specification pages to us by the later of ten days after receiving them or 45 days after you complete the "Application Form" which shows the amount of the increase. If you return these pages within the period described above, we will consider the increase void from the beginning. We will add the charges back to the policy value unless you request otherwise. We will also cancel any surrender charge for the increase.

Decrease: You may decrease the face amount of the policy at any time. It will be effective on the first monthly processing date after we receive your written request. You must pay a $40 transaction charge. The face amount will be decreased or eliminated in the following order:

o   first, the most recent increase,

o  second, the next most recent increases successively, and

o   last, the initial face amount.

We will deduct a $40 transaction charge and a surrender charge from the policy value on the date of the decrease. The surrender charge will be the surrender charge for the face amounts which are decreased or eliminated in the order as noted above. You may choose the sub-account from which these charges will be deducted; but if you do not choose, we will allocate the charges pro rata.

We will provide you with new specification pages. These pages will include the following information:


o   effective date of the decrease,

o   amount of the decrease and the face amount remaining
                                    in force,

o  new minimum monthly payment, if any,

o  new guideline premiums, and

o  new surrender charges applicable to the entire policy.

You may not decrease the face amount to less than $50,000.
We reserve the right to establish a minimum limit on the amount of any decrease.
           ---------------------------------------
Paid-Up  Insurance Option
Benefit: This is insurance, usually having a reduced face amount for the lifetime of the insured with no further premiums due. The amount of paid-up insurance is the amount that the surrender value can provide as a net single premium applied at the insured's age and underwriting class on the date this option is exercised. The paid-up insurance death benefit may not exceed the death benefit in effect on the date this option is exercised. In the event that the surrender value exceeds the net single premium for the death benefit on the date this option is exercised, the excess surrender value will be paid to you.

Basis of Values: The policy value and net single premium of the paid-up insurance meet the minimum standards which are set by state law. The net single premium is based on the Commissioners Ultimate 1980 Standard Ordinary Mortality Table, Smoker or Non-Smoker; Male or Female or unisex. Interest will not be less than 4 1/2%. See page 6 for the table showing the guaranteed net single premiums per $1,000 of insurance.


Exercise of Option: The paid-up insurance option may be exercised by you on written request. Policy value in the Variable Account will be transferred to the Fixed Account on the date your written request to exercise this option is received in our Variable Life Service Center. We will issue supplemental specification pages that show the policy is paid-up effective as of the monthly processing date following receipt of the written request.

The supplemental specification pages will show:

o             the effective date of paid-up insurance,

o             the paid-up death benefit,

o             guaranteed cash surrender values, and

o             riders.

Effect on the Policy: After the policy becomes paid-up, no further payments may be made by you. You may not increase or decrease the face amount. You may not make partial withdrawals or transfer funds to the Variable Account; however, you may make policy loans or surrender the policy for its net cash value. Riders will continue only with our consent.


The guaranteed cash value of the paid-up insurance equals the net single premium for the paid-up insurance at the insured's attained age. The net single premium is determined on the same basis as is used for the purchase price of the paid-up insurance. The net cash value is the cash value less any outstanding loan. The loan value of paid-up insurance is the amount that, with interest at 8% per year, equals the cash value of the paid-up policy as of the next policy anniversary.


            --------------------------------------------
Payment of Benefits

Payment Options: Upon written request, the surrender value or all or part of the net death benefit may be placed under one or more of the payment options offered by us at the time the request is made. If you make no election, we will pay the benefit in a single sum. A certificate will be provided to the payee describing the payment option selected.

If a payment option is selected, the beneficiary, when filing proof of claim, may pay us any amount that otherwise would be deducted from the net death benefit.

Form TA 1031-97
                                                                 18

The amounts payable under these options are paid from the General Account. The options are not based on the investment experience of the Variable Account.

The amount applied under any one option for any one payee must be at least $5,000. The periodic payment for any one payee must be at least $50.

Subject to the Owner and Beneficiary provisions, you may change any option selection before the net death benefit becomes payable. If you make no selection, the beneficiary may select an option when the proceeds become payable.



















































































Summary:

Flexible Premium Variable Life Insurance Policy Adjustable Sum Insured Death Proceeds Payable at Death of Insured Flexible Premiums Payable to the Final Payment Date Coverage to the Maturity Date and Amount of Policy Value Not Guaranteed Nonparticipating.

Form TA 1031-97
                                                                 19

 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY

         Guaranteed Insurability Rider

This rider is a part of the policy to which it is attached if it is shown in the specification pages of the policy. The insured under the policy is the insured under this rider.

Benefit - Subject to the terms of this rider, on each option date you may increase the face amount of insurance without evidence of insurability if written request is made:

       during the lifetime of the insured; and
     while this rider and policy are in force.


Option Dates - The first option date for this rider is shown in the specification pages of the policy. Option dates will then occur on every second anniversary of the first option date until the policy anniversary nearest age 40 or until the fifth option date, whichever is later.

Exercise of Increase Option - Options may be exercised on the life of the insured not earlier than 60 days prior to, nor later than 31 days after, an option date. The specification pages of the policy show the "option amount" and the total option amount". The total option amount is the maximum aggregate face amount of insurance which may be purchased through this rider. Each time the option to increase the face amount of insurance is exercised, the total option amount is reduced by the amount of the insurance purchased. The face amount which may be purchased at one time may not exceed the option amount or, if less, the total option amount remaining. The increased face amount may not be less than $10,000.

The insurance protection charges for the increased face amount will be calculated in the same manner as the charges for other increases in the face amount. The guaranteed insurance protection charges will not exceed the guaranteed charges in effect on the date of issue of this rider.

Supplemental specification pages will be issued. They will include the following information:

     the effective date of the increased face amount;
     the amount of the increase; and
     the surrender charge.

The supplemental specification pages will also show a new minimum monthly payment and new guideline premiums which will apply to the entire policy. There is no administrative charge for the exercise of this option.

If the surrender value on the date of issue of an increase is less than the insurance protection charges due on the policy you must pay the grace period premium to us.



The effective date of the increase in face amount will be the monthly processing date following the date of the written request. If the insured dies after the date of the written request and before the increased face amount takes effect, we will refund any premium paid to exercise this option.

The time periods in the suicide and incontestable clauses for the increased face amount will be measured from the date of issue of this rider.

Waiver of Payments - If this policy contains a waiver of payment rider on the effective date of the increased face amount, the waiver of payment benefit may be increased without evidence of insurability. If waiver of payment benefits are being paid on the increase date, the increased benefit will become payable on the increase date.

If on the effective date of an increase the waiver of payment benefit is designated in the specification pages as the monthly insurance protection charges, this benefit will be increased by the insurance protection charges for the increased face amount.

If the waiver of payment benefit on an increase date is shown in the specification pages as a dollar amount, this benefit will be increased by the smaller of:

     the waiver of payment benefit on the option date minus 1/12 of the sum of the payments made by you over the last 12 months; or

     the amount shown in the waiver of payment benefit table.

Incontestability - Except for fraud or failure to pay the monthly insurance protection charges, this rider cannot be contested after it has been in force for two years from its date of issue.

Termination - This rider will terminate on the first to occur of:

    the end of the grace period of a premium in default; or

    the end of the policy month following a request for termination; or

    the last option date; or

    the date of issue of an increase which, when added to the sum of all prior increases under this rider, reduces the total option amount remaining to less than $10,000.

General - The specification pages (see page 3 of the policy) will show for this rider:

    the date of issue;

    the first option date;

    the option amount; and

    the total option amount.

Except as otherwise provided, any additional benefits or riders will not be added or increased without our prior consent.

Reinstatement of this rider will not revive any option date which occurred during the period of lapse.

Charges for this rider are payable as a part of the monthly insurance protection charges due under this policy. The monthly insurance protection charge for this rider is shown on page 5 of the policy.

Except as otherwise provided, all conditions and provisions of the policy apply to this rider.




    Signed for  Transamerica  Occidental Life Insurance  Company at Los Angeles,
      California and effective on the date of issue of the policy to which this rider is attached, unless a different date is shown here.






           Executive Vice President, General Counsel President and CEO and Corporate Secretary

                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
                    Option To Accelerate Death Benefits
                           (Living Benefits Rider)

This rider is a part of the policy to which it is attached. The insured under this rider is the insured under the policy. This rider does not apply to any benefits provided by other riders under this policy.

Benefit - While this rider is in force, you may elect to receive a portion of the net death benefit called the "living benefit," prior to the insured's death under this option subject to the definitions, conditions and limitations in this rider. This option may only be exercised once.

Definitions - "Option amount" means that portion of the death benefit which you elect to apply under this option. The option amount must be at least $25,000 and may not exceed the least of:

    one-half of the death benefit on the date the option is elected; or

     the amount that would reduce the face amount to our minimum issue limit for this policy; or

     $250,000.

"Option percentage" is the option amount divided by the death benefit.

"Living benefit" is the option amount which has been reduced for interest and other factors. It is equal to the lump sum benefit under this rider, and is the amount used to determine the monthly benefit. The living benefit will not be less than the surrender value of the policy multiplied by the option percentage. The following factors will be used to calculate the living benefit:

     age;

     sex, unless the policy is issued on a unisex basis;

     life expectancy;

     policy value;

     outstanding loan;

     rate of interest currently being credited to the Fixed Account including those values which are subject to outstanding loan;

     face amount;

     death benefit option;

     current cost of insurance rates; and

     an expense charge of $150.


              An amount equal to the outstanding loan multiplied by the option percentage will be deducted from the living benefit. The remaining outstanding loan will continue in force.

The assumptions we use to calculate the living benefit may change from time to time. The factors used to compute the living benefit will be set and changed only prospectively; that is, based on changes in future expectations. We will not change these factors to recoup any prior losses or distribute past gains under the rider.

"Proof of claim satisfactory to us" shall include:

               a request signed by the insured and owner to disclose all facts concering the insured's health

               records of the attending physician, including a prognosis of the insured; and






             if we request, a medical examination of the insured at our expense conducted by a physician we choose.



Conditions - Upon written request you may elect to receive payment under the accelerated death benefit option subject to the following conditions:

               the policy is in force;

               a written consent has been given by any collateral assigness, irrevocable beneficiary and the insured if you are not the insured; if the policy was delivered in a community property state, we may require your spouse to sign the consent; and
               the insured qualifies for the option.

Exercising the Option - If you provide proof of claim and a certification of a qualified physician satisfactory to us that the insured has an illness or physical condition which can reasonably be expected to result in death in 12 months or less, you may elect to receive the living benefit in equal monthly payments for 12 months. For each $1,000 of living benefit, each payment will be at least $85.21. This assumes an annual interest rate of 5%.

If the insured dies before all the payments have been made, we will pay the beneficiary in one sum the present value of the remaining payments due under this rider calculated at the interest rate we use to determine those payments.

If you do not wish to receive monthly payments, you may elect to receive the living benefit in a lump sum.

Effect on Policy - The policy's death benefit will be decreased by the option amount. Such decrease will be effective on the monthly processing date following the date of the written request.

Existing insurance will be decreased or eliminated in the following order:

     first, the most recent increase;

     second, the next most recent increases
     successively; and

     last, the initial face amount.

Any surrender charge applicable to the decrease in the face amount will be waived. The amount of the charge which is waived will be:

     the surrender charge applicable to any increased face amount which is eliminated in the order set forth above; plus a pro rata share of the surrender charge applicable to a partial reduction in an increase or in the original face amount.

New specification pages will be issued. These pages will include the following information:

     the effective date of the decrease;

     the amount of the decrease and the benefit remaining in force;

     the revised surrender charge;

     the revised minimum monthly payment, if any;
     and

     the new guideline premiums.

The policy value will be reduced in the same proportion as the reduction in the death benefit. Riders will continue in force. Exclusion - No benefit will be paid under this rider if a claim results, directly or indirectly, from a suicide attempt or a self-inflicted injury (while sane or insane) for any period during which a suicide exclusion is applicable.

Termination - This rider will terminate on the first to occur of:

    the date the living benefit is paid; or

    the end of the grace period of a premium in default;
     or

    the termination or maturity of the policy while the insured is alive; or

    at any time on your written request.

General - The specification pages (see page 3 of the policy) will show the date of issue of this rider.

The living benefit will be made available to you on a voluntary basis only. Accordingly:

(a) If you are required by law to exercise this option to satisfy the claim of creditors, whether in bankruptcy or otherwise, you are not eligible for this benefit.

(b) If you are required by a government agency to exercise this option in order to apply for, obtain, or retain a government benefit or entitlement, you are not eligible for this benefit.

Except as otherwise provided, all conditions and provisions of the policy apply to this rider.

TAX QUALIFICATION: This rider is intended to provide a qualified accelerated death benefit that is excludable from gross income for federal income tax purposes. To that end, the provisions of this rider and the policy are to be interpreted to ensure or maintain such tax qualification, notwithstanding any other provisions to the contrary. Whether any tax liability may be incurred when benefits are paid under this rider could depend on whether the owner is also the insured and on how the Internal Revenue Service interprets applicable provisions of the Internal Revenue Code. As with any tax matter, the owner and any other recipient of this benefit should each consult his own tax advisor to evaluate any tax impact of this benefit.

Signed for Transamerica Occidental Life Insurance Company at Los Angeles, California and effective on the date of issue of the policy to which this rider is attached, unless a different date is shown here.



Executive Vice President, General Counsel                     President and CEO
and Corporate Secretary

TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
    GUARANTEED DEATH BENEFIT RIDER

This rider is a part of the policy to which it is attached if it is listed in the specification pages of the policy. The rider is issued in consideration of the payment of the transaction charge shown in the specification pages.

While this rider is in effect, the policy will not lapse if both of the following Guaranteed Death Benefit tests are met:

1. Within 48 months following the date of issue and the effective date of issue of any increase in the face amount, the sum of your payments less any
                  outstanding loans, partial withdrawals and
                       withdrawal charges is greater than the
minimum               monthly payment multiplied by the
number of months       which have elapsed since that
date; and

2. On each policy anniversary, (a) must equal or exceed (b) where, since the date this policy was issued:

             (a) is the sum of your payments less any partial withdrawals, withdrawal charges and outstanding loan; and

        (b) is the sum of the minimum guaranteed death benefit payments for the number of policy years elapsed.

The minimum guaranteed death benefit payment amount is shown on the specification pages or on new specification pages in the event of a policy change. The minimum guaranteed death benefit payment will be pro rated in any year in which there is a policy change.

If the policy value is less than the surrender charge on a monthly processing date, the monthly insurance protection charge will be deducted from the policy value. If the policy value is less than the monthly insurance protection charge, the entire policy value will apply to this charge.

If this rider is in effect on the final payment date, a death benefit will be provided while this rider remains in force. The death benefit will be the greater of: (a) the face amount as of the final payment date, or (b) 101% of the policy value as of the date due proof of death is received by the Company.
Monthly insurance protection charges will not be deducted after the final payment date if the policy qualifies for the Guaranteed Death Benefit.

The Guaranteed Death Benefit will end and may not be reinstated on the first to occur of the following:

1. Foreclosure of an outstanding loan; or

2. The date on which this policy fails to meet both of the Guaranteed Death Benefit tests; or

3.        Any policy change that results in a negative  guideline level premium;
          or

4. The effective date of a change from the Adjustable Death Benefit Option to the Level Death Benefit
              Option if such change occurs within 5 policy
years           of the final payment date; or

5.       A partial withdrawal or a loan is made after the final payment date; or

6.       The date the paid -up option is exercised under the policy; or

7. The date the policy is surrendered.

It is possible that the policy value will not be sufficient to keep the policy in force on the first monthly processing date following the date this rider terminates. The net amount payable to keep the policy in force will never exceed the surrender charge plus three monthly deductions.

Signed for Transamerica Occidental Life Insurance Company at Los Angeles, California and effective on the date of issue of the policy to which the rider is attached, unless a different date is shown here.




Executive Vice President, General Counsel                      President and CEO

and Corporate Secretary

Form TA 1098-97

             TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
CHILDREN S INSURANCE RIDER

This rider is part of the policy to which it is attached if it is shown in the specification pages. The insured under the policy is the insured under this rider. "Insured Child" is defined below.

                                   Benefit

Benefit - The Company will pay the children's insurance benefit upon receipt of due proof that an Insured Child died while this rider was in force. The amount of the children's insurance benefit is shown in the specification pages. Unless requested otherwise, the beneficiary under this rider is the owner.

Insured Child Description - "Acquired" means born, legally adopted or attained the status of stepchild.

"Insured Child" means an acquired child of the insured who:

     is named in the application for this rider and on the date of the application has not reached his or her 18th birthday; or

     is acquired during the insured's lifetime after the date of the application but before such child's 18th birthday.

No child can be an Insured Child while under the age of 14 days. A person will cease to be an Insured Child on the policy anniversary nearest the earlier of the Insured Child's 25th birthday and/or the insured's 65th birthday.

Period of Term Insurance - The term insurance on each Insured Child will begin on the date of coverage under this rider if the child is an Insured Child on such date; otherwise the term insurance will begin on the date the Insured Child is acquired and is 14 days old. The term insurance will expire on the date the child ceases to be an Insured Child.

Paid-Up Term Insurance - If the insured dies while this rider is in force, the term insurance in force on each Insured Child will be converted to paid-up term insurance. The paid-up term insurance on each child will terminate on the date the child ceases to be an Insured Child. This rider may be surrendered at any time while the paid-up term insurance is in force for its net reserve on the date of surrender. However, if this rider is surrendered within 30 days after a policy anniversary, the value will not be less than the net reserve on such anniversary. We will furnish a statement of the values for this rider upon request.

                                  Conversion


Conversion - You may convert the insurance on the life of an Insured Child if such request is made:

     within 60 days before the term insurance on the life of an Insured Child expires;

     during the Insured Child's lifetime; and

     while the rider is in force.

You may convert to a new policy issued by Transamerica
Occidental Life Insurance Company. Evidence of insurability will not be required.

New Policy Description - The new policy will be issued:

          on any form of individual life insurance, other than term, being issued by us on the date of issue of the new policy;

     on the life of the Insured Child only; and

     at the Insured Child's age and for the premium rates in effect on the date of issue of the new policy.

                                     (Over)


Form TA 1096-97
                             Conversion (continued)

The sum insured may not be less than our minimum issue limit for the new policy. The sum insured may be up to 5 times the amount of insurance under this rider on the Insured Child. The new policy will not become binding unless the first premium is paid during the lifetime of the Insured Child and within 31 days after the expiration of the term insurance under this rider.

The date of issue of the new policy will be the day after the expiration of the term insurance under this rider.

The new policy will be subject to any assignments outstanding against this rider. Riders will be available on the new policy subject to evidence of insurability and consent of the Company. The time periods of the suicide and incontestability provisions of the new policy will expire on the same date as such provision in this rider would have expired.

                               General


Incontestability - Except for fraud or failure to pay the charges, this rider cannot be contested after it has been in force, during the insured's lifetime, for two years from its date of issue. The insurance on any Insured Child named in the application cannot be contested after it has been in force, during the Insured Child's lifetime, for two years from the date of issue of this rider.

Misstatement of Age - If the age of a child has been misstated and if the child would not have been an Insured Child upon his or her death if the age had been correctly stated, no benefit will be payable if the child dies. Any benefit paid to the beneficiary because of the death of such child shall be repaid to the Company. If the age of the insured has been misstated, the termination date of the Insured Child's coverage will be based upon the insured's correct age.

Termination - Coverage under the rider will terminate on the first to occur of:

     the end of the grace period of a required premium in default; or

     the termination or maturity of the policy except as provided in the Paid-Up Term Insurance provision; or

     the day before the policy anniversary nearest the insured's age 65; or

     the last day of the policy month in which you request the termination.

General - The specification pages (see page 3 of the policy) will show the date of issue of this rider.

Charges for this rider are payable as part of the monthly insurance protection charges due under this policy. The monthly charge is shown on page 5.

Except as otherwise provided, all conditions and provisions of the policy apply to this rider.

Signed
for
Transame
rica
Occident
al Life Insurance Company at Los Angeles, California and effective on the date of issue of the policy to which this rider is attached, unless a different date is shown here.





           Executive Vice President, General Counsel         President and CEO
           and Corporate Secretary






Form TA1096-97

                    TRANSAMERICA OCCIDENTAL LIFE INSURANCE
COMPANY
                               Waiver of Payment
Rider

This rider is part of the policy to which it is attached if it is shown in the specification pages of the policy. The insured under the policy is the insured under this rider.

Benefit - On each monthly processing date, while the insured is totally disabled, we will add to the policy value the waiver of payment benefit. This benefit is the largest of:

the amount shown in the specification pages; or

     the minimum monthly payment for the face amount covered by this rider during a period when the minimum monthly payment applies; or

     the monthly insurance protection charges applicable to the face amounts and other riders covered by this rider.

The waiver of payment benefit is subject to:

     our receipt of due proof of such total
     disability; and

     evidence the total disability:
          began while this rider was in force; and began before the policy anniversary nearest insured s age 65; and has continued for at least 4 months; and

     the other terms and conditions of this rider.

The benefit will begin with the policy month following the date total disability begins or the policy anniversary nearest the insured s age 5, if later. The benefit will not be provided for any period more than one year prior to the date we received written notice of claim. We will credit the policy value with any benefit which applies to the time during which benefits are payable.

Each monthly benefit will be allocated in accordance with the payment allocation in effect on the date each benefit is credited to the policy value.

If the insured s total disability occurs before the policy anniversary nearest the insured s age 60, the benefit will end when total disability ends. If the total disability occurs on or after the policy anniversary nearest the insured s age 60, the benefit will continue during such total disability but not beyond the policy anniversary nearest the insured s age 65 or two years, whichever is longer.






Benefits will cease on the next monthly processing date following the end of a period of total disability.

Definitions of Total Disability - Total disability means
the insured is unable to engage in any occupation as a
result of disease or bodily injury.   Occupation  means
attendance at school if the insured is not old enough to legally end his or her formal education. Otherwise occupation means any occupation for which the insured is or becomes reasonably fitted by training, education or experience.

Total loss of the following as a result of disease or bodily injury shall be deemed total disability:

     speech

     hearing in both ears; or

     the sight of both eyes; or

     the use of both hands; or

     the use of both feet; or

     the use of one hand and one foot.

Risks Not Covered - No benefit will be provided if total disability results, directly or indirectly, from:

     an act of war, whether such war is declared or undeclared, and the insured is a member of the armed forces of a country or combination of countries; or

     any bodily injury occurring or disease first manifesting itself prior to the date of issue of this rider. However, no claim for total disability commencing after two years from the date of issue will be denied on the ground that the disease or impairment not excluded from coverage by name or specific description existed prior to the date of issue of this rider.





(over)

Notice and Proof of Claim - Written notice of claim must be sent to our Variable Life Service Center:

     during the lifetime of the insured; and

     while the insured is totally disabled; and

     not later than 12 months after this rider terminates.

Proof of claim must be sent to our Variable Life Service Center within 6 months of the notice of claim. Failure to give notice and proof within the time required will not void or reduce any claim if it can be shown that notice and proof were given as soon as was reasonably possible.

Proof of continued total disability must be furnished at our request. Failure to do so will end the benefit. Such proof will include an authorization to disclose facts concerning the insured s health, and may include medical exams of the insured conducted by physicians chosen by us. Such medical exams will be at our expense. After total disability has continued for 24 months, proof will not be required more than once a year, nor after the policy anniversary nearest age 65.

Benefit Changes - The benefit may be changed on written request. An increase will only be allowed if the insured is under age 60 and we receive:

     evidence of insurability that is satisfactory to us;
     and

     payment to us of the premium sufficient to keep the policy in force if the surrender value is less than all charges due on the policy.

No increase, when added to the existing benefit, shall exceed the following limits:

                             Maximum Benefit Table

Attained
Age

Monthly Benefit
Per $1,000
Face Amount

0-19
20-29
30-39
40-49
50-54
55 and above

$1.00
  1.25
  2.00
  3.00
  4.00
  5.50

The waiver of payment benefit will be reduced if it exceeds the maximum benefit after the face amount of the policy is reduced. The monthly benefit may not exceed the amount shown in the Maximum Benefit Table.

The effective date of the changed benefit will be the first monthly processing date on or after the date all conditions are met. The changed benefit will be shown in supplementary specification pages. The charges for an increased benefit will be shown in a Supplemental Insurance Protection Charge Table if the insured s underwriting class changes.

Incontestability - Except for fraud or failure to pay the monthly insurance protection charges, this rider cannot be contested after the end of the following time periods:

   the initial benefit cannot be contested after the rider has been in force during the insured s lifetime and without the occurrence of the total disability of the insured for two years from the date of issue; and

   an increase in the benefit cannot be contested after the increased benefit has been in force during the insured s lifetime and without the occurrence of the total disability of the insured for two years from its effective date.

Termination - This rider will terminate on the first to occur of:

   the end of the grace period of a premium in default; or

   the termination or maturity of the policy; or

   the day before the policy anniversary nearest age 65, except as provided i the Benefit provision; or

   the end of the policy month following a request for termination.

Rider Charge - Charges for this rider are paid as a part of the monthly insurance protection charges due under the policy.

The monthly charge is the waiver charge shown in the Insurance Protection Charge Table multiplied by the greater of:

   the monthly insurance protection charges applicable to the face amount and other riders covered by this rider; or

   one-half of the waiver of payment benefit shown in the specification pages.







General - The specification pages (see page 3 of the policy) will show the date of issue of this rider.

When an increase in
face amount or an
additional rider is applied for, waiver of payment coverage must also be requested. We reserve the right to decline issuance of the waiver of payment coverage for the increased face amount or additional rider benefit.

If total disability begins during the grace period of a past due premium, such a premium will be payable.

The waiver of payment benefit will not reduce any amount payable under the policy.

Except as otherwise provided, all conditions and provisions of the policy apply to this rider.

Signed for Transamerica Occidental Life Insurance Company at Los Angeles, California and effective on the date of issue of the policy to which this rider is attached, unless a different date is shown here.










Executive Vice President, General Counsel               President and CEO
and Corporate Secretary

     (8)   Form of Participation Agreements
                  (a) The Alger American Fund
                  (b) Alliance Variable Products
         Series Fund, Inc.
                  (c) Janus Aspen Series
                  (d) Morgan Stanley Universal Funds,
         Inc.
                  (e) OCC Accumulation Trust

PARTICIPATION AGREEMENT


         THIS AGREEMENT is made this _____ day of ______________ , 1997, by and among The Alger American Fund (the "Trust"), an open-end management investment company organized as a Massachusetts business trust, Fred Alger Management, Inc., an investment adviser organized under the laws of the state of New York ( the "Adviser"), Transamerica Life Insurance Company of New York, a life insurance company organized as a corporation under the laws of the State of New York, (the "Company"), on its own behalf and on behalf of each segregated asset account of the Company set forth in Schedule A, as may be amended from time to time (the "Accounts"), and Fred Alger and Company, Incorporated, a Delaware corporation, the Trust's distributor (the "Distributor").

         WHEREAS, the Trust is registered with the Securities and Exchange Commission (the "Commission") as an open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), and has an effective registration statement relating to the offer and sale of the various series of its shares under the Securities Act of 1933, as amended (the "1933 Act");

         WHEREAS, the Trust and the Distributor desire that Trust shares be used as an investment vehicle for separate accounts established for variable life insurance policies and variable annuity contracts to be offered by life insurance companies which have entered into fund participation agreements with the Trust (the "Participating Insurance Companies");

         WHEREAS, shares of beneficial interest in the Trust are divided into the following series which are available for purchase by the Company for the
Accounts: Alger American Small Capitalization Portfolio, Alger American Growth Portfolio, Alger American Income & Growth Portfolio, Alger American Balanced Portfolio, Alger American MidCap Growth Portfolio, and Alger American Leveraged AllCap Portfolio;

         WHEREAS, the Trust has received an order from the Commission, dated February 17, 1989 (File No. 812-7076), granting Participating Insurance Companies and their separate accounts exemptions from the provisions of Sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act, and Rules 6e-2(b)(15) and
6e-3(T)(b)(15) thereunder, to the extent necessary to permit shares of the Portfolios of the Trust to be sold to and held by variable annuity and variable life insurance separate accounts of both affiliated and unaffiliated life insurance companies (the "Shared Funding Exemptive Order");

         WHEREAS, the Company has registered or will register under the 1933 Act certain variable life insurance policies and variable annuity contracts to be issued by the Company under which the Portfolios are to be made available as investment vehicles (the "Contracts");

         WHEREAS, the Company has registered or will register each Account as a unit investment trust under the 1940 Act unless an exemption from registration under the 1940 Act is available and the Trust has been so advised;

         WHEREAS, the Company may contract with an Administrator to perform certain services with regard to the Contracts and, therefore, certain obligations ans services of the Adviser and/or Trust should be directed to the Administrator, as directed by the Company,

         WHEREAS, the Company desires to use shares of the Portfolios indicated on Schedule A as investment vehicles for the Accounts;

         NOW THEREFORE, in consideration of their mutual promises, the parties agree as follows:

                                   ARTICLE I.
                Purchase and Redemption of Trust Portfolio Shares

 1.1. For purposes of this Article I, the Company or its administrator shall be the Trust's agent for the receipt from each account of purchase orders and requests for redemption pursuant to the Contracts relating to each Portfolio, provided that the Company or its administrator notifies the Trust of such purchase orders and requests for redemption by 9:30 a.m. Eastern time on the next following Business Day, as defined in Section 1.3.

 1.2. The Trust shall make shares of the Portfolios available to the Accounts at the net asset value next computed after receipt of a purchase order by the Trust (or its agent), as established in accordance with the provisions of the then current prospectus of the Trust describing Portfolio purchase procedures. The Company or its administrator will transmit order from time to time to the Trust for the purchase and redemption of shares of the Portfolios. The Trustees of the Trust (the "Trustees") may
         refuse to sell shares of any Portfolio to any person, or suspend or terminate the offering of shares of any Portfolio if such action is required by law or by regulatory authorities having jurisdiction or if, in the sole discretion of the Trustees acting in good faith and in light of their fiduciary duties under federal and any applicable state laws, such action is deemed in th best interests of the shareholders of such Portfolio.

 1.3. The Company shall pay for the purchase of shares of a Portfolio on behalf of an Account with federal funds to be transmitted by wire to the Trust, with the reasonable expectation of receipt by the Trust by 2:00 p.m. Eastern time on the next Business Day after the Trust (or its agent) receives the purchase order. Upon receipt by the Trust of the federal funds so wired, such funds shall cease to be the responsibility of the Company and shall become the responsibility of the Trust for this purpose. "Business Day" shall mean any day on which the New York Stock Exchange is open for trading.

1.4. The Trust will redeem for cash any full or fractional shares of any Portfolio, when requested by the
         Company on behalf of an Account, at the net asset value next computed after receipt by the Trust (or its agent) of the request for redemption, as established in accordance with the provisions of the then current prospectus of the Trust describing Portfolio redemption procedures. The Trust shall make payment for such shares in the manner established from time to time by the Trust. Proceeds of redemption with respect to a Portfolio will be paid to the Company for an Account in federal funds transmitted by wire to the Company by order of the Trust with the reasonable expectation of receipt by the Company by 2:00 p.m. Eastern time on the next Business Day after the receipt by the Trust (or its agent) of the request for redemption. Such payment may be delayed if, for example, the Portfolio's cash position so requires or if extraordinary market conditions exist, but in no event shall payment be delayed for a greater period than is permitted by the 1940 Act. The Trust reserves the right to suspend the right of redemption, consistent with Section 22(e) of the 1940 Act and any rules thereunder.

 1.5. Payments for the purchase of shares of the Trust's Portfolios by the Company under Section 1.3 and payments for the redemption of shares of the Trust's Portfolios under Section 1.4 on any Business Day may be netted against one another for the purpose of determining the amount of any wire transfer.

 1.6. Issuance and transfer of the Trust's Portfolio shares will be by book entry only. Stock certificates will not be issued to the Company or the Accounts. Portfolio Shares purchased from the Trust will be recorded in the appropriate title for each Account or the appropriate subaccount of each Account.

 1.7. The Trust shall furnish, two days before the ex-dividend date, notice to the Company that an income dividend or capital gain distribution will be paid on the shares of any Portfolio of the Trust. The Company hereby elects to receive all such income dividends and capital gain distributions as are payable on a Portfolio's shares in additional shares of that Portfolio. The Trust shall notify the Company of the number of shares so issued as payment of such dividends and distributions.

 1.8. The Trust shall calculate the net asset value of each Portfolio on each Business Day, as defined in Section 1.3. The Trust shall make the net asset value per share for each Portfolio available to the Company or its designated agent on a daily basis as soon as reasonably practical after the net asset value per share is calculated and shall use its best efforts to make such net asset value per share available to the Company by 6:30 p.m. Eastern time each Business Day.

 1.9. The Trust agrees that its Portfolio shares will be sold only to Participating Insurance Companies and their segregated asset accounts, to the Fund Sponsor or its affiliates and to such other entities as may be permitted by Section 817(h) of the Code, the regulations hereunder, or judicial or administrative interpretations thereof. No shares of any Portfolio will be sold directly to the general public. The Company agrees that it will use Trust shares only for the purposes of funding the Contracts through the Accounts listed in Schedule A, as amended from time to time.

 1.10. The Trust agrees that all Participating Insurance Companies shall have the obligations and responsibilities regarding pass-through voting and conflicts of interest corresponding materially to those contained in
         Section 2.9 and Article IV of this Agreement.

                                   ARTICLE II.
                           Obligations of the Parties

 2.1.    The  Trust  shall  prepare  and be  responsible  for  filing  with  the
         Commission and any state regulators requiring such filing all shareholder reports, notices, proxy materials (or similar materials such as voting instruction solicitation materials), prospectuses and statements of additional information of the Trust. The Trust shall bear the costs of registration and qualification of shares of the Portfolios, preparation and filing of the documents listed in this
         Section 2.1 and all taxes to which an issuer is subject on the issuance and transfer of its shares.

 2.2. The Company shall distribute such prospectuses, proxy statements and periodic reports of the Trust to the Contract owners as required to be distributed to such Contract owners under applicable federal or state law.

 2.3. The Trust shall provide such documentation (including a final copy of the prospectus(es) of the Portfolios indicated on Schedule A as set in type or in camera-ready copy) and other assistance as is reasonably necessary in order for the Company to print together in one document the current prospectus for the Contracts issued by the Company and the current prospectus for the Trust. The Trust shall bear the expense of printing copies of its current prospectus that will be distributed to existing Contract owners, and the Company shall bear the expense of printing copies of the Trust's prospectus that are used in connection with offering the Contracts issued by the Company.

2.4. The Trust and the Distributor shall provide (1) at the Trust's expense, one copy of the Trust's current Statement of Additional Information ("SAI") to the Company and to any Contract owner who requests such SAI,
         (2) at the Company's expense, such additional copies of the Trust's current SAI as the Company shall reasonably request and that the Company shall require in accordance with applicable law in connection with offering the Contracts issued by the Company.

 2.5. The Trust, at its expense, shall provide the Company with copies of its proxy material, periodic reports to shareholders and other communications to shareholders in such quantity as the Company shall reasonably require for purposes of distributing to Contract owners. The Trust, at the Company's expense, shall provide the Company with copies of its periodic reports to shareholders and other communications to shareholders in such quantity as the Company shall reasonably request for use in connection  with  offering  the  Contracts  issued by the  Company.
If  requested  by the Company in lieu
         thereof, the Trust shall provide such documentation (including a final copy of the Trust's proxy materials, periodic reports to shareholders and other communications to shareholders, as set in type or in camera-ready copy) and other assistance as reasonably necessary in order for the Company to print such shareholder communications for distribution to Contract owners.

 2.6. The Company agrees and acknowledges that the Distributor is the sole owner of the name and mark "Alger" and that all use of any designation comprised in whole or part of such name or mark under this Agreement shall inure to the benefit of the Distributor. Except as provided in
         Section 2.5, the Company shall not use any such name or mark on its own behalf or on behalf of the Accounts or Contracts in any registration statement, advertisement, sales literature or other materials relating to the Accounts or Contracts without the prior written consent of the Distributor. Upon termination of this Agreement for any reason, the Company shall cease all use of any such name or mark as soon as reasonably practicable.

 2.7. The Company shall furnish, or cause to be furnished, to the Trust or its designee a copy of each
         Contract prospectus and/or statement of additional information describing the Contracts, each report to
         Contract owners, proxy statement, application for exemption or request for no-action letter in which the
         Trust or the Distributor is named contemporaneously with the filing of such document with the
         Commission. The Company shall furnish, or shall cause to be furnished, to the Trust or its designee each piece of sales literature or other promotional material in which the Trust or the Distributor is named, at least five Business Days prior to its use. No such material shall be used if the Trust or its designee reasonably objects to such use within three Business Days after receipt of such material.

 2.8. The Company shall not give any information or make any representations or statements on behalf of the
         Trust or concerning the Trust or the Distributor in connection with the sale of the Contracts other than information or representations contained in and accurately derived from the registration statement or prospectus for the Trust shares (as such registration statement and prospectus may be amended or supplemented from time to time), annual and semi-annual reports of the Trust, Trust-sponsored proxy statements, or in sales literature or other promotional material approved by the Trust or its designee, except as required by legal process or regulatory authorities or with the prior written permission of the Trust, the Distributor or their respective designees. The Trust and the Distributor agree to respond to any request for approval on a prompt and timely  basis.
The Company  shall adopt and implement
         procedures reasonably designed to ensure that "broker only" materials including information therein about the Trust or the Distributor are not distributed to existing or prospective Contract owners.

 2.9. The Trust shall use its best efforts to provide the Company, on a timely basis, with such information about the Trust, the Portfolios and the Distributor, in such form as the Company may reasonably require, as the Company shall reasonably request in connection with the preparation of registration statements, prospectuses and annual and semi-annual reports pertaining to the Contracts.

 2.10. The Trust and the Distributor shall not give, and agree that no affiliate of either of them shall give, any information or make any representations or statements on behalf of the Company or concerning the
         Company, the Accounts or the Contracts other than information or representations contained in and accurately derived from the registration statement or prospectus for the Contracts (as such registration statement and prospectus may be amended or supplemented  from time to time),  or in materials  approved by
         the Company for distribution including sales literature or other promotional materials, except as required by legal process or regulatory authorities or with the prior written permission of the
         Company. The Company agrees to respond to any request for approval of a prompt and timely basis.

 2.11. So long as, and to the extent that, the Commission interprets the 1940 Act to require pass-through voting privileges for Contract owners, the Company will provide pass-through voting privileges to
         Contract owners whose cash values are invested, through the registered Accounts, in shares of one or more Portfolios of the Trust. The Trust shall require all Participating Insurance Companies to calculate voting privileges in the same manner and the Company shall be responsible for assuring that the Accounts calculate voting privileges in the manner established by the Trust. With respect to each registered Account, the Company will vote shares of each Portfolio of the Trust held by a registered
         Account and for which no timely voting instructions from Contract owners are received in the same proportion as those shares for which voting instructions are received. The Company and its agents will in no way recommend or oppose or interfere with the solicitation of proxies for Portfolio shares held to fund the Contacts without the prior written consent of the Trust, which consent may be withheld in the
         Trust's sole discretion. The Company reserves the right, to the extent permitted by law, to vote shares held in any Account in its sole discretion.

2.12. The Company and the Trust will each provide to the other information about the results of any regulatory examination relating to the Contracts or the Trust, including relevant portions of any "deficiency letter" and any response thereto.

2.13. No compensation shall be paid by the Trust to the Company, or by the Company to the Trust, under this Agreement (except for specified expense reimbursements). However, nothing herein shall prevent the parties hereto from otherwise agreeing to perform, and arranging for appropriate compensation for, other services relating to the Trust, the Accounts or both.

                                  ARTICLE III.
                         Representations and Warranties

 3.1. The Company represents and warrants that it is an insurance company duly organized and in good standing under the laws of the State of New York and that it has legally and validly established each Account as a segregated asset account under such law as of the date set forth in Schedule A, and that _________________________________, the principal underwriter for the Contracts, is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member in good standing of the National Association of Securities Dealers, Inc.

 3.2. The Company represents and warrants that it has registered or, prior to any issuance or sale of the Contracts, will register each Account as a unit investment trust in accordance with the provisions of the 1940 Act and cause each Account to remain so registered to serve as a segregated asset account for the Contracts, unless an exemption from registration is available.

 3.3. The Company represents and warrants that the Contracts will be registered under the 1933 Act unless an exemption from registration is available prior to any issuance or sale of the Contracts; the Contracts will be issued and sold in compliance in all material respects with all applicable federal and state laws; and the sale of the Contracts shall comply in all material respects with state insurance law suitability requirements.

 3.4. The Trust represents and warrants that it is duly organized and validly existing under the laws of the Commonwealth of Massachusetts and that it does and will comply in all material respects with the 1940 Act and the rules and regulations thereunder.

3.5. The Trust and the Distributor represent and warrant that the Portfolio shares offered and sold pursuant to this Agreement will be registered under the 1933 Act and sold in accordance with all applicable federal and state laws, and the Trust shall be registered under the 1940 Act prior to and at the time of any issuance or sale of such shares. The Trust shall amend its registration statement under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its shares. The Trust shall register and qualify its shares for sale in accordance with the laws of the various states only if and to the extent deemed advisable by the Trust.

 3.6. The Trust and Adviser represent and warrant that the investments of each Portfolio complies and will comply with the diversification requirements for variable annuity, endowment or life insurance contracts set forth in Section 817(h) of the Internal Revenue Code of 1986, as amended (the "Code"), and the rules and regulations thereunder, including without limitation Treasury Regulation 1.817-5, and will notify the Company immediately upon having a reasonable basis for believing any Portfolio has ceased to comply or might not so comply and will immediately take all reasonable steps to adequately diversify the Portfolio to achieve compliance within the grace period afforded by Regulation 1.817-5.

 3.7. The Trust and Adviser represent and warrant that each Portfolio is currently qualified as a "regulated investment company" under Subchapter M of the Code, that such qualification will be maintained and the Trust or the Adviser will notify the Company immediately upon having a reasonable basis for believing it has ceased to so qualify or might not so qualify in the future.

 3.8. The Trust represents and warrants that it, its directors, officers, employees and others dealing with the money or securities, or both, of a Portfolio shall at all times be covered by a blanket fidelity bond or similar coverage for the benefit of the Trust in an amount not less than the minimum coverage required by Rule 17g-1 or other applicable regulations under the 1940 Act. Such bond shall include coverage for larceny and embezzlement and be issued by a reputable bonding company.

 3.9. The Distributor represents that it is duly organized and validly existing under the laws of the State of Delaware and that it is registered, and will remain registered, during the term of this Agreement, as a broker-dealer under the Securities Exchange Act of 1934 and is a member in good standing of the National Association of Securities Dealers, Inc.

                                   ARTICLE IV.
                               Potential Conflicts

4.1. The parties acknowledge that a Portfolio's shares may be made available for investment to other
         Participating Insurance Companies. In such event, the Trustees wil monitor the Trust for the existence
         of  any  material   irreconcilable   conflict  between  the  interests
 of  the  contract  owners  of  all
         Participating Insurance Companies. A material irreconcilable conflict may arise for a variety of reasons,  including:  (a) an  action  by  any  state  insurance regulatory  authority;  (b) a  change  in
         applicable federal or state insurance, tax or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax, or
         securities  regulatory   authorities;   (c)  an  administrative  or
judicial  decision  in  any  relevant
         proceeding; (d) the manner in which the investments of any Portfolio are being managed; (e) a difference in voting instructions given by variable annuity contract and variable life insurance contract owners;
         or (f) a decision by an insurer to disregard the voting instructions of contract owners. The Trust shall promptly inform the Company of any determination by the Trustees that a material irreconcilable conflict exists and of the implications thereof.

4.2. The Company agrees to report promptly any potential or existing conflicts of which it is aware to the Trustees. The Company will assist the Trustees in carrying out their responsibilities under the Shared Funding Exemptive Order by providing the Trustees with all information reasonably necessary for and requested by the Trustees to consider any issues raised including, but not limited to, information as to a decision by the Company to disregard Contract owner voting instructions. All communications from the Company to the Trustees may be made in care of the Trust.

 4.3. If it is determined by a majority of the Trustees, or a majority of the disinterested Trustees, that a material irreconcilable conflict exists that affects the interests of contract owners, the Company shall,  in  cooperation  with other  Participating  Insurance
Companies  whose  contract  owners are also
         affected, at its own expense and to the extent reasonably practicable (as determined by the Trustees)
         take whatever steps are necessary to remedy or eliminate the material irreconcilable conflict, which steps could include: (a) withdrawing the assets allocable to some or all of the Accounts from the Trust or any Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another Portfolio of the Trust, or submitting the question of whether or not such segregation should be implemented to a vote of all affected Contract owners and, as appropriate, segregating the assets of any appropriate group (i.e., annuity contract owners, life insurance contract owners, or variable contract owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected Contract owners the option of making such a change; and (b) establishing a new registered management investment company or managed separate account.

 4.4. If a material irreconcilable conflict arises because of a decision by the Company to disregard Contract owner voting instructions and that decision represents a minority position or would preclude a majority vote, the Company may be required, at the Trust's election, to withdraw the affected Account's investment in the Trust and terminate this Agreement with respect to such Account; provided, however that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested Trustees. Any such withdrawal and termination must take place within six (6) months after the Trust gives written notice that this provision is being implemented. Until the end of such six (6) month period, the Trust shall continue to accept and implement orders by the Company for the purchase and redemption of shares of the Trust.

4.5. If a material irreconcilable conflict arises because a particular state insurance regulator's decision applicable to the Company conflicts with the majority of other state regulators, then the Company will withdraw the affected Account's investment in the Trust and terminate this Agreement with respect to such Account within six (6) months after the Trustees inform the Company in writing that the Trust has determined that such decision has created a material irreconcilable conflict; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested Trustees. Until the end of such six (6) month period, the Trust shall continue to accept and implement orders by the Company for the purchase and redemption of shares of the Trust.

  4.6. For purposes of Section 4.3 through 4.6 of this Agreement, a majority of the disinterested Trustees shall determine whether any proposed action adequately remedies any material irreconcilable conflict, but in no event will the Trust be required to establish a new funding medium for any Contract. The
         Company shall not be required to establish a new funding medium for the Contracts if an offer to do so has been declined by vote of a majority of Contract owners materially adversely affected by the material irreconcilable conflict. In the event that the Trustees determine that any proposed action does not adequately remedy any material irreconcilable conflict, then the Company will withdraw the Account's investment in the Trust and terminate this Agreement within six (6 months after the Trustees inform the
         Company in writing of the foregoing determination; provided, however, that such withdrawal and termination shall be limited to the extent required by any such material irreconcilable conflict as determined by a majority of the disinterested Trustees.

 4.7. The Company shall at least annually submit to the Trustees such reports, materials or data as the Trustees may reasonably request so that the Trustees may fully carry out the duties imposed upon them by the Shared Funding Exemptive Order, and said reports, materials and data shall be submitted more frequently if reasonably deemed appropriate by the Trustees.

 4.8. If and to the extent that Rule 6e-3(T) is amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the 1940 Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Shared Funding Exemptive Order) on terms and conditions materially different from those contained in the Shared Funding Exemptive Order, then the Trust and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rule 6e-3(T), as amended, or Rule 6e-3, as adopted, to the extent such rules are applicable.




                                   ARTICLE V.
                                 Indemnification

 5.1. Indemnification By the Company. The Company agrees to indemnify and hold harmless the Adviser,
         ---------------------------------
         Distributor, the Trust and each of its Trustees, officers, employee and agents and each person, if any, who controls the Trust within the meaning of Section 15 of the 1933
 Act  (collectively,  the  "Indemnified
         Parties" for purposes of this Section 5.1) against any and all losses, claims, damages, liabilities
         (including amounts paid in settlement with the written consent of the Company, which consent shall not be unreasonably withheld) or expenses (including the reasonable costs of investigating or defending any alleged loss, claim, damage, liability or expense and reasonable legal counsel fees incurred in connection therewith) (collectively, "Losses"), to which the Indemnified Parties may become subject under any statute or regulation, or at common law or otherwise, insofar as such Losses are related to the sale or acquisition of the Contracts or Trust shares and:

         (a) arise out of or are based upon any untrue statements or alleged untrue statements of any material fact  contained in a  registration  statement o
 prospectus  for the Contracts or in the
                  Contracts  themselves  or in sales  literature  generated or approved by the Company on behalf of
                  the  Contracts  or  Accounts  (or  any   amendment  or
  supplement  to  any  of  the   foregoing)
                  (collectively,  "Company  Documents"  for the purposes of
this Article V), or arise out of or are
                  based upon the omission or the alleged  omission to state
 therein a material fact required to be
                  stated therein or necessary to make the  statements  therein not  misleading,  provided that this
                  indemnity  shall not apply as to any  Indemnified  Party if such  statement  or  omission or such
                  alleged  statement or omission was made in reliance upon and was accurately  derived from written
                  information  furnished  to the Company by or on behalf of the
 Trust for use in Company  Documents
                  or otherwise for use in connection with the sale of the
Contracts or Trust shares; or

         (b) arise out of or result from statements or representations (other than statements or representations contained in and accurately derived from Trust Documents as defined in Section 5.2(a)) or wrongful conduct of the Company or persons under its control, with respect to the sale or acquisition of the Contracts or Trust shares; or

         (c) arise out of or result from any untrue statement or alleged untrue statement of a material fact contained in Trust Documents as defined in Section 5.2(a) or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such statement or omission was made in reliance upon and accurately derived from written information furnished to the Trust by or on behalf of the Company; or

         (d) arise out of or result from any failure by the Company or administrator to provide the services or furnish the materials required under the terms of this Agreement; or

         (e) arise out of or result from any material breach of any representation and/or warranty made by the Company or administrator in this Agreement or arise out of or result from any other material breach of this Agreement by the Company or administrator; or

         (f) arise out of or result from the provision by the Company or administrator to the Trust of insufficient or incorrect information regarding the purchase or sale of shares of any Portfolio, or the failure of the Company or administrator to provide such information on a timely basis.

 5.2. Indemnification by the Distributor. The Distributor, Adviser and Trust each jointly and severally agree
         ------------------------------------
         to indemnify and hold harmless the Company and each of its directors, officers, employees, and agents and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act
         (collectively,  the  "Indemnified  Parties"  for the  purposes of this
 Section  5.2)  against any and all
         losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Distributor,  which consent shall not be unreasonably  withheld)
or expenses (including the reasonable
         costs of investigating or defending any alleged loss, claim, damage, liability or expense and reasonable legal counsel fees incurred in connection therewith) (collectively, "Losses"), to which the Indemnified
         Parties may become subject under any statute or regulation, or at common law or otherwise, insofar as such Losses are related to the sale or acquisition of the Contracts or Trust shares and:
         (a) arise out of or are based upon any untrue statements or alleged untrue statements of any material fact contained in the registration statement or prospectus for the Trust (or any amendment or supplement thereto) (collectively, "Trust Documents" for the purposes of this Article V), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the
                  statements   therein  not   misleading,   provided  that  this
                  indemnity shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and was accurately derived from written information furnished to the Adviser, Distributor or the Trust by or on behalf of the Company for use in Trust Documents or otherwise for use in connection with the sale of the Contracts or Trust shares and; or

         (b) arise out of or result from statements or representations (other than statements or representations contained in and accurately derived form Company Documents) or wrongful conduct of the Adviser, Distributor or persons under their control, with respect to the sale or acquisition of the Contracts or Portfolio shares; or

         (c) arise out of or result from any untrue statement or alleged untrue statement of a material fact contained in Company Documents or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such statement or omission was made in reliance upon and accurately derived from written information furnished to the Company by or on behalf of the Trust, Adviser or Distributor; or

         (d) arise out of or result from any failure by the Adviser, Distributor or the Trust to provide the services or furnish the materials required under the terms of this Agreement; or

         (e) arise out of or result from any material breach of any representation and/or warranty made by the Adviser, Distributor or the Trust in this Agreement ( including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification and subchapter M requirements specified in Article III ) or arise out of or result from any other material breach of this Agreement by the Adviser Distributor or the Trust; or

         (f) arise out of or result from the materially incorrect or materially untimely calculation or reporting of the daily net asset value per share or dividend or capital gain distribution rate.

 5.3. None of the Company, the Adviser, the Trust or the Distributor shall be liable under the indemnification provisions of Sections 5.1 or 5.2, as applicable, with respect to any Losses incurred or assessed against an Indemnified Party that arise from such Indemnified Party's willful misfeasance, bad faith or negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement.

 5.4. None of the Company, the Adviser, Trust or the Distributor shall be liable under the indemnification provisions of Sections 5.1 or 5.2, as applicable, with respect to any claim made against an Indemnified party unless such Indemnified Party shall have notified the other party in writing within a reasonable time after the summons, or other first written notification, giving information of the nature of the claim shall have been served upon or otherwise received by such Indemnified Party (or after such
         Indemnified Party shall have received notice of service upon or other notification to any designated agent), but failure to notify the party against whom indemnification is sought of any such claim shall not relieve that party from any liability which it may have to the Indemnified Party in the absence of
         Sections 5.1 and 5.2.

 5.5. In case any such action is brought against an Indemnified Party, the indemnifying party shall be entitled to participate, at its own expense, in the defense of such action. The indemnifying party also shall be entitled to assume the defense thereof, with counsel reasonably satisfactory to the party named in the action. After notice from the indemnifying party to the Indemnified Party of an election to assume such defense, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the indemnifying party will not be liable to the Indemnified Party under this
         Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.



                                   ARTICLE VI.
                                   Termination

 6.1. This Agreement shall terminate:

         (a) at the option of any party upon 60 days advance written notice to the other parties, unless a shorter time is agreed to by the parties;

         (b) at the option of the Trust or the Distributor if the Contracts issued by the Company cease to qualify as annuity contracts or life insurance contracts, as applicable, under the Code or if the Contracts are not registered, issued or sold in accordance with applicable state and/or federal law; or

         (c) at the option of any party upon a determination by a majority of the Trustees of the Trust, or a majority of its disinterested Trustees, that a material irreconcilable conflict exists; or

         (d) at the option of the Company upon institution of formal proceedings against the Trust or the Distributor by the NASD, the SEC, or any state securities or insurance department or any other regulatory body regarding the Trust's or the Distributor's duties under this Agreement or related to the sale of Trust shares or the operation of the Trust; or

         (e) at the option of the Company if the Trust or a Portfolio fails to meet the diversification requirements specified in Section
                  3.6 hereof; or

         (f) at the option of the Company if shares of the Series are not reasonably available to meet the requirements of the Variable Contracts issued by the Company, as determined by the Company, and upon prompt notice by the Company to the other parties; or

         (g) at the option of the Company in the event any of the shares of the Portfolio are not registered, issued or sold in accordance with applicable state and/or federal law, or such law precludes the use of such shares as the underlying investment media of the Variable Contracts issued or to be issued by the Company; or

         (h) at the option of the Company, if the Portfolio fails to qualify as a Regulated Investment Company under Subchapter M of the Code; or

         (i) at the option of the Distributor if it shall determine in its sole judgment exercised in good faith, that the Company and/or its affiliated companies has suffered a material adverse change in its business, operations, financial condition or prospects since the date of this Agreement or is the subject of material adverse publicity.

 6.2. Notwithstanding any termination of this Agreement, the Trust shall, at the option of the Company, continue to make available additional shares of any Portfolio and redeem shares of any Portfolio pursuant to the terms and conditions of this Agreement for all Contracts in effect on the effective date of termination of this Agreement.

 6.3. The provisions of Article V shall survive the termination of this Agreement, and the provisions of Articles I,II,III,IV, and VII and shall survive the termination of this Agreement as long as shares of the Trust are held on behalf of Contract owners in accordance with
         Section 6.2.


                                  ARTICLE VII.
                                     Notices

         Any notice shall be sufficiently given when sent by registered or certified mail to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party.


                  If to the Trust, its Adviser, or its Distributor:

                  Fred Alger Management, Inc.
                  30 Montgomery Street
                  Jersey City, NJ 07302
                  Attn:  Gregory S. Duch

                  If to the Company:


                  Transamerica Life Insurance Company of New York
                  Corporate Secretary
                  100 Manhattanville Rd.
                  Purchase, NY 10577


                                  ARTICLE VIII.
                                  Miscellaneous

 8.1. The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

 8.2. This Agreement may be executed in two or more counterparts, each of which taken together shall constitute one and the same instrument.

 8.3. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

 8.4. This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of New York. It shall also be subject to the provisions of the federal securities laws and the rules and regulations thereunder and to any orders of the Commission granting exemptive relief therefrom and the conditions of such orders. Copies of any such orders shall be promptly forwarded by the Trust to the Company.

 8.5. All liabilities of the Trust arising, directly or indirectly, under this Agreement, of any and every nature whatsoever, shall be satisfied solely out of the assets of the Trust and no Trustee, officer, agent or holder of shares of beneficial interest of the Trust shall be personally liable for any such liabilities.

 8.6. Each party shall cooperate with each other party and all appropriate governmental authorities (including without limitation the Commission, the National Association of Securities Dealers, Inc. and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby.

 8.7. The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations, at law or in equity, which the parties hereto are entitled to under state and federal laws.

 8.8. This Agreement shall not be exclusive in any respect.

 8.9. Neither this Agreement nor any rights or obligations hereunder may be assigned by either party without the prior written approval of the other party.

8.10. No provisions of this Agreement may be amended or modified in any manner except by a written agreement properly authorized and executed by both parties.

8.11. Each party hereto shall, except as required by law or otherwise permitted by this Agreement, treat as confidential the names and addresses of the owners of the Contracts and all information reasonably identified as confidential in writing by any other party hereto, and shall not disclose such confidential information without the written consent of the affected party unless such information has become publicly available.





















         IN WITNESS WHEREOF, the parties have caused their duly authorized officers to execute this Participation Agreement as of the date and year first above written.


                                            Fred Alger and Company, Incorporated


                                            By:________________________________
                                            Name:
                                            Title:


                             The Alger American Fund


                                            By:_________________________________
                                            Name:
                                            Title:


                            Transamerica  Life Insurance Company of New York
                                         By:___________________________________
                                            Name:
                                            Title:

















                                   SCHEDULE A


The Alger American Fund:

         Alger American Growth Portfolio

         Alger American Leveraged AllCap Portfolio

         Alger American Income & Growth Portfolio

33

S:\DEPT550\DREW\AGREEMEN\PART-AGR.TR2






                             PARTICIPATION AGREEMENT


                                      AMONG


                TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY,


                   TRANSAMERICA SECURITIES SALES CORPORATION,


                         ALLIANCE CAPITAL MANAGEMENT LP


                                       AND


                        ALLIANCE FUND DISTRIBUTORS, INC.


                                   DATED AS OF


                                DECEMBER 15, 1997

6

                             PARTICIPATION AGREEMENT


         THIS AGREEMENT, made and entered into as of the 15th day of December 1997 ("Agreement"), by and among Transamerica Life Insurance and Annuity Company, a North Carolina life insurance company ("Insurer") (on behalf of itself and its "Separate Account," defined below); Transamerica Securites Sales Corporation, a Maryland corporation ("Contracts Distributor"), the principal underwriter with respect to the Contracts referred to below; Alliance Capital Management L.P., a Delaware limited partnership ("Adviser"), the investment adviser of the Fund referred to below; and Alliance Fund Distributors, Inc., a Delaware, corporation ("Distributor"), the Fund's principal underwriter (collectively, the "Parties"),

                                WITNESSETH THAT:


         WHEREAS Insurer, the Distributor, and Alliance Variable Products Series Fund, Inc. (the "Fund") desire that shares of the Fund's Premier Growth and Growth and Income (the "Portfolios"; reference herein to the "Fund" includes reference to each Portfolio to the extent the context requires) be made available by Distributor to serve as underlying investment media for those combination fixed and variable annuity contracts of Insurer that are the subject of Insurer's Form N-4 registration statement filed with the Securities and Exchange Commission (the "SEC"), File No. 333-9745 (the "Contracts"), to be offered through Contracts Distributor and other registered broker-dealer firms as agreed to by Insurer and Contracts Distributor; and

         WHEREAS the Contracts provide for the allocation of net amounts received by Insurer to separate series (the "Divisions"; reference herein to the "Separate Account" includes reference to each Division to the extent the context requires) of the Separate Account for investment in the shares of corresponding Portfolios of the Fund that are made available through the Separate Account to act as underlying investment media,

         WHEREAS the Insurer may contract with an administrator (the "Administrator") to perform certain services with respect to the Contracts and, therefore, certain obligations of the Adviser may be directed to such Administrator, if the Insurer so directs the Adviser;

         NOW, THEREFORE, in consideration of the mutual benefits and promises contained herein, the Fund and Distributor will make shares of the Portfolios available to Insurer for this purpose at net asset value and with no sales charges, all subject to the following provisions:


                        Section 1. Additional Portfolios



         The Fund has and may, from time to time, add additional Portfolios, which will become subject to this Agreement, if, upon the written consent of each of the Parties hereto, they are made available as investment media for the Contracts.


                       Section 2. Processing Transactions


         2.1      Timely Pricing and Orders.
         The Adviser or its designated agent will provide closing net asset value, dividend and capital gain information for each Portfolio to Insurer or its Administrator, as directed by Insurer, at the close of trading on each day (a "Business Day") on which the New York Stock Exchange is open for regular trading. The Fund or its designated agent will use its best efforts to provide this information by 6:00 p.m., Eastern time. Insurer will use these data to calculate unit values, which in turn will be used to process transactions that receive that same Business Day's Separate Account Division's unit values. Such Separate Account processing will be done the same evening, and corresponding orders with respect to Fund shares will be placed the morning of the following Business Day. Insurer will use its best efforts to place such orders with the Fund by 10:00 a.m., Eastern time.

         If the Adviser provides material incorrect share net asset value information, the Adviser shall make an adjustment to the number of shares purchased or redeemed for the Separate Account to reflect the correct net asset value per share. Any material error in the calculation or reporting of net asset value per share, dividend or capital gains information shall be reported promptly upon discovery to the Insurer.

         2.2      Timely Payments.
         Insurer or its Administrator will transmit orders for purchases and redemptions of Fund shares to Distributor, and will wire payment for net purchases to a custodial account designated by the Fund on the day the order for Fund shares is placed, to the extent practicable. Payment for net redemptions will be wired by the Fund to an account designated by Insurer on the same day as the order is placed, to the extent practicable, and in any event be made within six calendar days after the date the order is placed in order to enable Insurer to pay redemption proceeds within the time specified in Section 22(e) of the Investment Company Act of 1940, as amended (the "1940 Act").

         2.3      Applicable Price.
         The Parties agree that Portfolio share purchase and redemption orders resulting from Contract owner purchase payments, surrenders, partial withdrawals, routine withdrawals of charges, or other transactions under Contracts will be executed at the net asset values as determined as of the close of regular trading on the New York Stock Exchange on the Business Day that Insurer receives such orders and processes such transactions, which, Insurer agrees shall occur not earlier than the Business Day prior to Distributor's receipt of the corresponding orders for purchases and redemptions of Portfolio shares. For the purposes of this section, Insurer and its Administrator shall be deemed to be the agent of the Fund for receipt of such orders from holders or applicants of contracts, and receipt by Insurer shall constitute receipt by the Fund. All other purchases and redemptions of Portfolio shares by Insurer, will be effected at the net asset values next computed after receipt by Distributor of the order therefor, and such orders will be irrevocable. Insurer hereby elects to reinvest all dividends and capital gains distributions in additional shares of the corresponding Portfolio at the record-date net asset values until Insurer otherwise notifies the Fund in writing, it being agreed by the Parties that the record date and the payment date with respect to any dividend or distribution will be the same Business Day. The Adviser shall give Insurer or its Administrator, as directed by Insurer, two Business Days' notice of any distributions.

                          Section 3. Costs and Expenses


         3.1      General.
         Except as otherwise specifically provided herein, each Party will bear all expenses incident to its performance under this Agreement.

         3.2      Registration.
         The Fund will bear the cost of its registering as a management investment company under the 1940 Act and registering its shares under the
Securities Act of 1933, as amended (the "1933 Act"), and keeping such registrations current and effective; including, without limitation, the preparation of and filing with the SEC of Forms N-SAR and Rule 24f-2 Notices respecting the Fund and its shares and payment of all applicable registration or filing fees with respect to any of the foregoing. Insurer will bear the cost of registering the Separate Account as a unit investment trust under the 1940 Act and registering units of interest under the Contracts under the 1933 Act and keeping such registrations current and effective; including, without limitation, the preparation and filing with the SEC of Forms N-SAR and Rule 24f-2 Notices respecting the Separate Account and its units of interest and payment of all applicable registration or filing fees with respect to any of the foregoing.

         3.3      Other (Non-Sales-Related) Expenses.
         The Fund will bear the costs of preparing, filing with the SEC and setting for printing the Fund's prospectus, statement of additional information and any amendments or supplements thereto (collectively, the "Fund Prospectus"), periodic reports to shareholders, Fund proxy material and other shareholder communications and any related requests for voting instructions from Participants (as defined below). Insurer will bear the costs of preparing, filing with the SEC and setting for printing, the Separate Account's prospectus, statement of additional information and any amendments or supplements thereto (collectively, the "Separate Account Prospectus"), any periodic reports to owners, annuitants or participants under the Contracts (collectively, "Participants"), and other Participant communications. The Fund and Insurer each will bear the costs of printing in quantity and delivering to existing Participants the documents as to which it bears the cost of preparation as set forth above in this Section 3.3, it being understood that reasonable cost allocations will be made in cases where any such Fund and Insurer documents are printed or mailed on a combined or coordinated basis. If requested by Insurer, the Fund will provide annual Prospectus text to Insurer on diskette for printing and binding with the Separate Account Prospectus.

         3.4      Other Sales-Related Expenses.
         Expenses of distributing the Portfolio's shares and the Contracts will be paid by Contracts Distributor and other parties, as they shall determine by separate agreement.

         3.5      Parties to Cooperate.
         The Adviser, Insurer, Contracts Distributor, and Distributor each agrees to cooperate with the others, as applicable, in arranging to print, mail and/or deliver combined or coordinated prospectuses or other materials of the Fund and Separate Account.

                           Section 4. Legal Compliance


         4.1      Tax Laws.
         (a) The Adviser represents and warrants that each Portfolio will elect to qualify as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), and shall maintain such qualification, and the Adviser or Distributor will notify Insurer immediately upon having a reasonable basis for believing that a Portfolio has ceased to so qualify or that it might not so qualify in the future.

         (b) Insurer represents that it believes, in good faith, that the Contracts will be treated as life insurance or annuity contracts under sections 7702 or 72 of the Code and that it will make every effort to maintain such treatment. Insurer will notify the Fund and Distributor immediately upon having a reasonable basis for believing that any of the Contracts have ceased to be so treated or that they might not be so treated in the future.

         (c) The Adviser represents and warants that it will maintain each Portfolio's compliance with the diversification requirements set forth in
Section 817(h) of the Code and Section 1.817-5(b) of the regulations under the Code, and the Fund, Adviser or Distributor will notify Insurer immediately upon having a reasonable basis for believing that a Portfolio has ceased to so comply or that a Portfolio might not so comply in the future, and they will immediately take all steps to adequately diversify the Portfolio to achieve compliance within the grace period afforded by Treasury Regulation 1.817-5.

         (d) Insurer represents that it believes, in good faith, that the Separate Account is a "segregated asset account" and that interests in the Separate Account are offered exclusively through the purchase of or transfer into a "variable contract," within the meaning of such terms under Section 817(h) of the Code and the regulations thereunder. Insurer will make every effort to continue to meet such definitional requirements, and it will notify the Fund and Distributor immediately upon having a reasonable basis for believing that such requirements have ceased to be met or that they might not be met in the future.

         (e) The Adviser will manage the Fund as a RIC in compliance with Subchapter M of the Code and with Section 817(h) of the Code and regulations thereunder. The Fund has adopted and will maintain procedures for ensuring that the Fund is managed in compliance with Subchapter M and Section 817(h) and regulations thereunder.

         (f) Should the Distributor or Adviser become aware of a failure of Fund, or any of its Portfolios, to be in compliance with Subchapter M of the Code or Section 817(h) of the Code and regulations thereunder, they represent and agree that they will immediately notify Insurer of such in writing.

         4.2      Insurance and Certain Other Laws.
         (a) The Adviser will use its best efforts to cause the Fund to comply with any applicable state insurance laws or regulations, to the extent specifically requested in writing by Insurer. If it cannot comply, it will so notify Insurer in writing.

         (b) Insurer represents and warrants that (i) it is an insurance company duly organized, validly existing and in good standing under the laws of the State of North Carolina and has full corporate power, authority and legal right to execute, deliver and perform its duties and comply with its obligations under this Agreement, (ii) it has legally and validly established and maintains the Separate Account as a segregated asset account under North Carolina Law, and
(iii) the Contracts comply in all material respects with all other applicable federal and state laws and regulations.

         (c) Insurer and Contracts Distributor represent and warrant that Contracts Distributor is a business corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland and has full corporate power, authority and legal right to execute, deliver, and perform its duties and comply with its obligations under this Agreement.

         (d) Distributor represents and warrants that it is a business corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and has full corporate power, authority and legal right to execute, deliver, and perform its duties and comply with its obligations under this Agreement.

         (e) Distributor represents and warrants that the Fund is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland and has full power, authority, and legal right to execute, deliver, and perform its duties and comply with its obligations under this Agreement.

         (f) Adviser represents and warrants that it is a limited partnership, duly organized, validly existing and in good standing under the laws of the State of Delaware and has full power, authority, and legal right to execute, deliver, and perform its duties and comply with its obligations under this Agreement.

         4.3      Securities Laws.
         (a) Insurer represents and warrants that (i) interests in the Separate Account pursuant to the Contracts will be registered under the 1933 Act to the extent required by the 1933 Act and the Contracts will be duly authorized for issuance and sold in compliance with [State] law, (ii) the Separate Account is and will remain registered under the 1940 Act to the extent required by the 1940 Act, (iii) the Separate Account does and will comply in all material respects with the requirements of the 1940 Act and the rules thereunder, (iv) the Separate Account's 1933 Act registration statement relating to the Contracts, together with any amendments thereto, will, at all times comply in all material respects with the requirements of the 1933 Act and the rules thereunder, and (v) the Separate Account Prospectus will at all times comply in all material respects with the requirements of the 1933 Act and the rules thereunder.

         (b) The Adviser and Distributor represent and warrant that (i) Fund shares sold pursuant to this Agreement will be registered under the 1933 Act to the extent required by the 1933 Act and duly authorized for issuance and sold in compliance with Maryland law, (ii) the Fund is and will remain registered under the 1940 Act to the extent required by the 1940 Act, (iii) the Fund will amend the registration statement for its shares under the 1933 Act and itself under the 1940 Act from time to time as required in order to effect the continuous offering of its shares, (iv) the Fund does and will comply in all material respects with the requirements of the 1940 Act and the rules thereunder, (v) the Fund's 1933 Act registration statement, together with any amendments thereto, will at all times comply in all material respects with the requirements of the 1933 Act and rules thereunder, and (vi) the Fund Prospectus will at all times comply in all material respects with the requirements of the 1933 Act and the rules thereunder.

         (c) The Fund will register and qualify its shares for sale in accordance with the laws of any state or other jurisdiction only if and to the extent reasonably deemed advisable by the Fund, Insurer or any other life insurance company utilizing the Fund.

         (d) Distributor and Contracts Distributor each represents and warrants that it is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as amended, and is a member in good standing of the National Association of Securities Dealers Inc. (the "NASD").

         4.4      Notice of Certain Proceedings and Other Circumstances.
         (a) Distributor or the Fund shall immediately notify Insurer of (i) the issuance by any court or regulatory body of any stop order, cease and desist order, or other similar order with respect to the Fund's registration statement under the 1933 Act or the Fund Prospectus, (ii) any request by the SEC for any amendment to such registration statement or Fund Prospectus, (iii) the initiation of any proceedings for that purpose or for any other purpose relating to the registration or offering of the Fund's shares, or (iv) any other action or circumstances that may prevent the lawful offer or sale of Fund shares in any state or jurisdiction, including, without limitation, any circumstances in which
(x) the Fund's shares are not registered and, in all material respects, issued and sold in accordance with applicable state and federal law or (y) such law precludes the use of such shares as an underlying investment medium of the Contracts issued or to be issued by Insurer. Distributor and the Fund will make every reasonable effort to prevent the issuance of any such stop order, cease and desist order or similar order and, if any such order is issued, to obtain the lifting thereof at the earliest possible time.

         (b) Insurer and Contracts Distributor shall immediately notify the Fund of (i) the issuance by any court or regulatory body of any stop order, cease and desist order or similar order with respect to the Separate Account's registration statement under the 1933 Act relating to the Contracts or the Separate Account Prospectus, (ii) any request by the SEC for any amendment to such registration statement or Separate Account Prospectus, (iii) the initiation of any proceedings for that purpose or for any other purpose relating to the registration or offering of the Separate Account interests pursuant to the Contracts, or (iv) any other action or circumstances that may prevent the lawful offer or sale of said interests in any state or jurisdiction, including, without limitation, any circumstances in which said interests are not registered and, in all material respects, issued and sold in accordance with applicable state and federal law. Insurer and Contracts Distributor will make every reasonable effort to prevent the issuance of any such stop order, cease and desist order or similar order and, if any such order is issued, to obtain the lifting thereof at the earliest possible time.

         4.5      Insurer to Provide Documents.
         Upon request, Insurer will provide the Fund and the Distributor one complete copy of SEC registration statements, Separate Account Prospectuses, reports, any preliminary and final voting instruction solicitation material, applications for exemptions, requests for no-action letters, and amendments to any of the above, that relate to the Separate Account or the Contracts, contemporaneously with the filing of such document with the SEC or other regulatory authorities.

         4.6      Fund to Provide Documents.
         Upon request, the Fund will provide to Insurer one complete copy of SEC registration statements, Fund Prospectuses, reports, any preliminary and final proxy material, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Fund or its shares, contemporaneously with the filing of such document with the SEC or other regulatory authorities.


                       Section 5. Mixed and Shared Funding


         5.1      General.
         The Fund has obtained an order exempting it from certain provisions of the 1940 Act and rules thereunder so that the Fund is available for investment by certain other entities, including, without limitation, separate accounts funding variable life insurance policies and separate accounts of insurance companies unaffiliated with Insurer ("Mixed and Shared Funding Order"). The Parties recognize that the SEC has imposed terms and conditions for such orders that are substantially identical to many of the provisions of this Section 5.

         5.2      Disinterested Directors.
         The Fund agrees that its Board of Directors shall at all times consist of directors a majority of whom (the "Disinterested Directors") are not interested persons of Adviser or Distributor within the meaning of Section 2(a)(I 9) of the 1940 Act.

         5.3      Monitoring for Material Irreconcilable Conflicts.
         The Fund agrees that its Board of Directors will monitor for the existence of any material irreconcilable conflict between the interests of the participants in all separate accounts of life insurance companies utilizing the Fund, including the Separate Account. Insurer agrees to inform the Board of Directors of the Fund of the existence of or any potential for any such material irreconcilable conflict of which it is aware. The concept of a "material irreconcilable conflict" is not defined by the 1940 Act or the rules thereunder, but the Parties recognize that such a conflict may arise for a variety of reasons, including, without limitation:

       (a)      an action by any state insurance or other regulatory authority;

         (b) a change in applicable federal or state insurance, tax or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax or securities regulatory authorities;

         (c) an administrative or judicial decision in any relevant proceeding;

         (d) the manner in which the investments of any Portfolio are being managed;

         (e) a difference in voting instructions given by variable annuity contract and variable life insurance contract participants or by participants of different life insurance companies utilizing the Fund; or

         (f) a decision by a life insurance company utilizing the Fund to disregard the voting instructions of participants.

         Insurer  will  assist  the  Board  of  Directors  in  carrying  out its responsibilities by providing the Board of Directors with all information reasonably necessary for the Board of Directors to consider any issue raised, including information as to a decision by Insurer to disregard voting instructions of Participants.

         5.4      Conflict Remedies.
         (a) It is agreed that if it is determined by a majority of the members of the Board of Directors or a majority of the Disinterested Directors that a material irreconcilable conflict exists, Insurer and the other life insurance companies utilizing the Fund will, at their own expense and to the extent reasonably practicable (as determined by a majority of the Disinterested Directors), take whatever steps are necessary to remedy or eliminate the material irreconcilable conflict, which steps may include, but are not limited to:

         (i) withdrawing the assets allocable to some or all of the separate accounts from the Fund or any
                  Portfolio and reinvesting such assets in a different investment medium, including another
                  Portfolio of the Fund, or submitting the question whether such segregation should be implemented to a vote of all affected participants and, as appropriate, segregating the assets of any particular group (e.g., annuity contract owners or participants, life insurance contract owners or all contract owners and participants of one or more life insurance companies utilizing the
                  Fund) that votes in favor of such segregation, or offering to the affected contract owners or participants the option of making such a change; and

         (ii) establishing a new registered investment company of the type defined as a "Management Company" in Section 4(3) of the 1940 Act or a new separate account that is operated as a Management Company.

         (b) If the material irreconcilable conflict arises because of Insurer's decision to disregard Participant voting instructions and that decision represents a minority position or would preclude a majority vote, Insurer may be required, at the Fund's election, to withdraw the Separate Account's investment in the Fund. No charge or penalty will be imposed as a result of such withdrawal. Any such withdrawal must take place within six months after the Fund gives notice to Insurer that this provision is being implemented, and until such withdrawal Distributor and the Fund shall continue to accept and implement orders by Insurer for the purchase and redemption of shares of the Fund.

         (c) If a material irreconcilable conflict arises because a particular state insurance regulator's decision applicable to Insurer conflicts with the majority of other state regulators, then Insurer will withdraw the Separate Account's investment in the Fund within six months after the Fund's Board of Directors informs Insurer that it has determined that such decision has created a material irreconcilable conflict, and until such withdrawal Distributor and Fund shall continue to accept and implement orders by Insurer for the purchase and redemption of shares of the Fund.

         (d) Insurer agrees that any remedial action taken by it in resolving any material irreconcilable conflict will be carried out at its expense and with a view only to the interests of Participants.

         (e) For purposes hereof, a majority of the Disinterested Directors will determine whether or not any proposed action adequately remedies any material irreconcilable conflict. In no event, however, will the Fund or Distributor be required to establish a new funding medium for any Contracts. Insurer will not be required by the terms hereof to establish a new funding medium for any Contracts if an offer to do so has been declined by vote of a majority of Participants materially adversely affected by the material irreconcilable conflict.

         5.5      Notice to Insurer.
         The Fund will promptly make known in writing to Insurer the Board of Directors' determination of the existence of a material irreconcilable conflict, a description of the facts that give rise to such conflict and the implications of such conflict.

         5.6      Information Requested by Board of Directors.
         Insurer and the Fund will at least annually submit to the Board of Directors of the Fund such reports, materials or data as the Board of Directors may reasonably request so that the Board of Directors may fully carry out the obligations imposed upon it by the provisions hereof, and said reports, materials and data will be submitted at any reasonable time deemed appropriate by the Board of Directors. All reports received by the Board of Directors of potential or existing conflicts, and all Board of Directors actions with regard to determining the existence of a conflict, notifying life insurance companies utilizing the Fund of a conflict, and determining whether any proposed action adequately remedies a conflict, will be properly recorded in the minutes of the Board of Directors or other appropriate records, and such minutes or other records will be made available to the SEC upon request.

         5.7      Compliance with SEC Rules.
         If, at any time during which the Fund is serving an investment medium for variable life insurance policies, 1940 Act Rules 6e-3(T) or, if applicable, 6e-2 are amended or Rule 6e-3 is adopted to provide exemptive relief with respect to mixed and shared funding, the Parties agree that they will comply with the terms and conditions thereof and that the terms of this Section 5 shall be deemed modified if and only to the extent required in order also to comply with the terms and conditions of such exemptive relief that is afforded by any of said rules that are applicable.


                             Section 6. Termination


         6.1      Events of Termination.
         Subject to Section 6.4 below,  this  Agreement  will  terminate as to a
Portfolio:

         (a) at the option of Insurer or Distributor upon at least six months advance written notice to the other Parties, or

         (b) at the option of the Fund upon (i) at least sixty days advance written notice to the other parties, and (ii) approval by (x) a majority of the disinterested Directors upon a finding that a continuation of this Contract is contrary to the best interests of the Fund, or (y) a majority vote of the shares of the affected Portfolio in the corresponding Division of the Separate Account (pursuant to the procedures set forth in Section 10 of this Agreement for voting Trust shares in accordance with Participant instructions).

         (c) at the option of the Fund upon institution of formal proceedings against Insurer or Contracts Distributor by the NASD, the SEC, any state insurance regulator or any other regulatory body regarding Insurer's obligations under this Agreement or related to the sale of the Contracts, the operation of the Separate Account, or the purchase of the Fund shares, if, in each case, the Fund reasonably determines that such proceedings, or the facts on which such proceedings would be based, have a material likelihood of imposing material adverse consequences on the Portfolio to be terminated; or

         (d) at the option of Insurer upon institution of formal proceedings against the Fund, Adviser, or Distributor by the NASD, the SEC, or any state insurance regulator or any other regulatory body regarding the Fund's, Adviser's or Distributor's obligations under this Agreement or related to the operation or management of the Fund or the purchase of Fund shares, if, in each case, Insurer reasonably determines that such proceedings, or the facts on which such proceedings would be based, have a material likelihood of imposing material adverse consequences on Insurer, Contracts Distributor or the Division corresponding to the Portfolio to be terminated; or

         (e) at the option of any Party in the event that (i) the Portfolio's shares are not registered and, in all material respects, issued and sold in accordance with any applicable state and federal law or (ii) such law precludes the use of such shares as an underlying investment medium of the Contracts issued or to be issued by Insurer; or

         (f) upon termination of the corresponding Division's investment in the Portfolio pursuant to Section 5 hereof; or

         (g) at the option of Insurer if the Portfolio ceases to qualify as a RIC under Subchapter M of the Code or under successor or similar provisions; or

         (h) at the  option of  Insurer if the  Portfolio  fails to comply  with
Section 817(h) of the Code or with successor or similar provisions; or

         (i) at the option of Insurer if Insurer reasonably believes that any change in a Fund's investment adviser or investment practices will materially increase the risks incurred by Insurer.

         6.2      Funds to Remain Available.
         Except (i) as necessary to implement Participant-initiated transactions, (ii) as required by state insurance laws or regulations, (iii) as required pursuant to Section 5 of this Agreement, or (iv) with respect to any Portfolio as to which this Agreement has terminated, Insurer shall not (x) redeem Fund shares attributable to the Contracts, or (y) prevent Participants from allocating payments to or transferring amounts from a Portfolio that was otherwise available under the Contracts, until, in either case, 90 calendar days after Insurer shall have notified the Fund or Distributor of its intention to do so.

         6.3      Survival of Warranties and Indemnifications.
         All warranties and indemnifications will survive the termination of this Agreement.

         6.4      Continuance of Agreement for Certain Purposes.
         Notwithstanding any termination of this Agreement, the Distributor shall continue to make available shares of the Portfolios pursuant to the terms and conditions of this Agreement, for all Contracts in effect on the effective date of termination of this Agreement (the "Existing Contracts"), except as otherwise provided under Section 5 of this Agreement. Specifically, and without limitation, the Distributor shall facilitate the sale and purchase of shares of the Portfolios as necessary in order to process premium payments, surrenders and other withdrawals, and transfers or reallocations of values under Existing Contracts.


             Section 7. Parties to Cooperate Respecting Termination


         The other Parties hereto agree to cooperate with and give reasonable assistance to Insurer in taking all necessary and appropriate steps for the purpose of ensuring that the Separate Account owns no shares of a Portfolio after the Final Termination Date with respect thereto.


                              Section 8. Assignment


         This Agreement may not be assigned by any Party, except with the written consent of each other Party.


                               Section 9. Notices


         Notices and communications required or permitted by Section 2 hereof will be given by means mutually acceptable to the Parties concerned. Each other notice or communication required or permitted by this Agreement will be given to the following persons at the following addresses and facsimile numbers, or such other persons, addresses or facsimile numbers as the Party receiving such notices or communications may subsequently direct in writing:

            Transamerica Life Insurance and Annuity
Company
            Corporate Secretary
            1150 South Olive Street
            Los Angeles, California  90015

            Transamerica Securities Sales Corporation
            Transamerica Center
            1150 South Olive Street
            Los Angeles, California  90015


            Alliance Fund Distributors, Inc.
            1345 Avenue of the Americas
            New York NY 10105
            Attn.: Edmund P. Bergan
            FAX: (212) 969-2290

            Alliance Capital Management L.P.
            1345 Avenue of the Americas
            New York NY 10105
            Attn: Edmund P. Bergan
            FAX: (212) 969-2290

                          Section 10. Voting Procedures


         Subject to the cost allocation procedures set forth in Section 3 hereof, Insurer will distribute all proxy material furnished by the Fund to Participants and will vote Fund shares in accordance with instructions received from Participants. Insurer will vote Fund shares that are (a) not attributable to Participants or (b) attributable to Participants, but for which no instructions have been received, in the same proportion as Fund shares for which said instructions have been received from Participants. Insurer agrees that it will disregard Participant voting instructions only to the extent it would be permitted to do so pursuant to Rule 6e-3 (T)(b)(15)(iii) under the 1940 Act if the Contracts were variable life insurance policies subject to that rule. Other participating life insurance companies utilizing the Fund will be responsible for calculating voting privileges in a manner consistent with that of Insurer, as prescribed by this Section 10.


                         Section 11. Foreign Tax Credits


         The Adviser agrees to consult in advance with Insurer concerning any decision to elect or not to elect pursuant to Section 853 of the Code to pass through the benefit of any foreign tax credits to the Fund's shareholders.


                           Section 12. Indemnification


         12.1     Of Fund, Distributor and Adviser by Insurer.
         (a) Except to the extent provided in Sections 12.1(b) and 12.1(c), below, Insurer agrees to indemnify and hold harmless the Fund, Distributor and Adviser, each of their directors and officers, and each person, if any, who controls the Fund, Distributor or Adviser within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 12. 1) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of Insurer) or actions in respect thereof (including, to the extent reasonable, legal and other expenses), to which the Indemnified Parties may become subject under any statute, regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or actions are related to the sale, acquisition, or holding of the Fund's shares and:

 (i) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Separate Account's 1933 Act registration statement, the Separate Account
          Prospectus, the Contracts or, to the extent prepared by Insurer or Contracts Distributor, sales literature or advertising for the Contracts (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided that this agreement to indemnify shall not apply as to any Indemnified
          Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to Insurer or Contracts Distributor by or on behalf of the Fund, Distributor or Adviser for use in the Separate Account's 1933 Act
          registration statement, the Separate Account Prospectus, the Contracts, or sales literature or advertising (or any amendment or supplement to any of the foregoing);
 or

         (ii) arise out of or as a result of any other statements or representations (other than statements or representations contained in the Fund's 1933 Act registration statement, Fund Prospectus, sales literature or advertising of the Fund, or any amendment or supplement to any of the foregoing, not supplied for use therein by or on behalf of Insurer or Contracts Distributor) or the negligent, illegal or fraudulent conduct of Insurer or Contracts Distributor or persons under their control (including, without limitation, their employee and "Associated Persons," as that term is defined in paragraph (m) of Article I of the NASD's By-Laws), in connection with the sale or distribution of the Contracts or Fund shares; or

         (iii) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Fund's 1933 Act registration statement, Fund Prospectus, sales literature or advertising of the Fund, or any amendment or supplement to any of the foregoing, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such a statement or omission was made in reliance upon and in conformity with information furnished to the Fund, Adviser or Distributor by or on behalf of Insurer or Contracts Distributor for use in the Fund's 1933 Act registration statement, Fund Prospectus, sales literature or advertising of the Fund, or any amendment or supplement to any of the foregoing; or

         (iv) arise as a result of any failure by Insurer or Contracts Distributor to perform the obligations, provide the services and furnish the materials required of them under the terms of this Agreement.

         (b) Insurer shall not be liable under this Section 12.1 with respect to any losses, claims, damages, liabilities or actions to which an Indemnified Party would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance by that Indemnified Party of its duties or by reason of that Indemnified Party's reckless disregard of obligations or duties under this Agreement or to Distributor or to the Fund.

         (c) Insurer shall not be liable under this Section 12.1 with respect to any action against an Indemnified Party unless the Fund, Distributor or Adviser shall have notified Insurer in writing within a reasonable time after the summons or other first legal process giving information of the nature of the action shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify Insurer of any such action shall not relieve Insurer from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this Section 12. 1. In case any such action is brought against an Indemnified Party, Insurer shall be entitled to participate, at its own expense, in the defense of such action. Insurer also shall be entitled to assume the defense thereof, with counsel approved by the Indemnified Party named in the action, which approval shall not be unreasonably withheld. After notice from Insurer to such Indemnified Party of Insurer's election to assume the defense thereof, the Indemnified Party will cooperate fully with Insurer and shall bear the fees and expenses of any additional counsel retained by it, and Insurer will not be liable to such Indemnified Party under this Agreement for any legal or other expenses subsequently incurred by such Indemnified Party independently in connection with the defense thereof, other than reasonable costs of investigation.

         12.2 Indemnification of Insurer and Contracts Distributor by Adviser and Distributor.
         (a) Except to the extent provided in Sections 12.2(d) and 12.2(e), below, Adviser and Distributor agree to indemnify and hold harmless Insurer and Contracts Distributor, each of their directors and officers, and each person, if any, who controls Insurer or Contracts Distributor within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 12.2) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of Adviser) or actions in respect thereof (including, to the extent reasonable, legal and other expenses) to which the Indemnified Parties may become subject under any statute, at common law or otherwise, insofar as such losses, claims, damages, liabilities or actions are related to the sale, acquisition, or holding of the Fund's shares and:

         (i) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Fund's 1933 Act registration statement, Fund Prospectus, sales literature or advertising of the Fund or, to the extent not prepared by Insurer or Contracts Distributor, sales literature or advertising for the Contracts (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission o the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided that this agreement to indemnify shall not apply as to any Indemnified
                  Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to Distributor, Adviser or the Fund by or on behalf of Insurer or Contracts Distributor for use in the Fund's 1933 Act registration statement,
                  Fund Prospectus, or in sales literature or advertising (or any amendment or supplement to any of the foregoing); or

         (ii) arise out of or as a result of any other statements or representations (other than statements or representations contained in the Separate Account's 1933 Act registration statement, Separate
                  Account Prospectus, sales literature or advertising for the Contracts, or any amendment or supplement to any of the foregoing, not supplied for use therein by or on behalf of Distributor,
                  Adviser, or the Fund) or the negligent, illegal or fraudulent conduct of the Fund, Distributor,
                  Adviser or persons under their control (including, without limitation, their employees and
                  Associated Persons), in connection with the sale or distribution of the Contracts or Fund shares;
                  or

         (iii) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Separate Account's 1933 Act registration statement, Separate Account
                  Prospectus, sales literature or advertising covering the Contracts, or any amendment or supplement to any of the foregoing, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, if such statement or omission was made in reliance upon and in conformity with information furnished to Insurer or Contracts Distributor by or on behalf of the Fund,
                  Distributor or Adviser for use in the Separate Account's 1933 Act registration statement,
                  Separate Account Prospectus, sales literature or advertising covering the Contracts, or any amendment or supplement to any of the foregoing;

         (iv) arise as a result of any failure by the Fund, Adviser or Distributor to perform the obligations, provide the services and furnish the materials required of them under the terms of this Agreement;

         (v) arise out of or result from any material breach of any representation and/or warranty made by the Adviser or Distributor in this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification and Sub-Chapter M qualification requirements specified in Section 4 of this Agreement) or arise out of or result form any other material breach of this Agreement by the Adviser or Distributor; or

          (vi) arise out of or result from the materially incorrect or untimely calculation or reporting of the daily net asset value per share or dividend or capital gain distribution rate.

         (b) Except to the extent provided in Sections 12.2(d) and 12.2(e) hereof, Adviser agrees to indemnify and hold harmless the Indemnified Parties from and against any and all losses, claims, damages, liabilities (including amounts paid in settlement thereof with, except as set forth in Section 12.2(c) below, the written consent of Adviser) or actions in respect thereof (including, to the extent reasonable, legal and other expenses) to which the Indemnified Parties may become subject directly or indirectly under any statute, at common law or otherwise, insofar as such losses, claims, damages, liabilities or actions directly or indirectly result from or arise out of the failure of any Portfolio to operate as a regulated investment company in compliance with (i) Subchapter M of the Code and regulations thereunder and (ii) Section 817(h) of the Code and regulations thereunder (except to the extent that such failure is caused by Insurer), including, without limitation, any income taxes and related penalties, rescission charges, liability under state law to Contract owners or Participants asserting liability against Insurer or Contracts Distributor pursuant to the Contracts, the costs of any ruling and closing agreement or other settlement with the Internal Revenue Service, and the cost of any substitution by Insurer of shares of another investment company or portfolio for those of any adversely affected Portfolio as a funding medium for the Separate Account that Insurer deems necessary or appropriate as a result of the noncompliance.

         (c) The written consent of Adviser referred to in Section 12.2(b) above shall not be required with respect to amounts paid in connection with any ruling and closing agreement or other settlement with the Internal Revenue Service.

         (d) Adviser shall not be liable under this Section 12.2 with respect to any losses, claims; damages, liabilities or actions to which an Indemnified Party would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance by that Indemnified Party of its duties or by reason of such Indemnified Party's reckless disregard of its obligations and duties under this Agreement or to Insurer, Contracts Distributor or the Separate Account.

         (e) Adviser shall not be liable under this Section 12.2 with respect to any action against an Indemnified Party unless Insurer or Contracts Distributor shall have notified Adviser in writing within a reasonable time after the summons or other first legal process giving information of the nature of the action shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify Adviser of any such action shall not relieve Adviser from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this Section 12.2. In case any such action is brought against an Indemnified Party, Adviser will be entitled to participate, at its own expense, in the defense of such action. Adviser also shall be entitled to assume the defense thereof (which shall include, without limitation, the conduct of any ruling request and closing agreement or other settlement proceeding with the Internal Revenue Service), with counsel approved by the Indemnified Party named in the action, which approval shall not be unreasonably withheld. After notice from Adviser to such Indemnified Party of Adviser's election to assume the defense thereof, the Indemnified Party will cooperate fully with Adviser and shall bear the fees and expenses of any additional counsel retained by it, and Adviser will not be liable to such Indemnified Party under this Agreement for any legal or other expenses subsequently incurred by such Indemnified Party independently in connection with the defense thereof, other than reasonable costs of investigation.

         12.3     Effect of Notice.
         Any notice given by the indemnifying Party to an Indemnified Party referred to in Section 12.1(c) or 12.2(e) above of participation in or control of any action by the indemnifying Party will in no event be deemed to be an admission by the indemnifying Party of liability, culpability or responsibility, and the indemnifying Party will remain free to contest liability with respect to the claim among the Parties or otherwise.


                           Section 13. Applicable Law


         This Agreement will be construed and the provisions hereof interpreted under and in accordance with New York law, without regard for that state's principles of conflict of laws.


                      Section 14. Execution in Counterparts


         This  Agreement  may  be  executed   simultaneously   in  two  or  more
counterparts, each of which taken together will constitute one and the same instrument.


                            Section 15. Severability


         If any provision of this Agreement is held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement will not be affected thereby.


                          Section 16. Rights Cumulative


         The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations, at law or in equity, that the Parties are entitled to under federal and state laws.


                Section 17. Restrictions on Sales of Fund Shares


Insurer agrees that the Fund will be permitted (subject to the other terms of this

         Agreement) to make its shares available to separate accounts of other life insurance companies.


                              Section 18. Headings


         The Table of Contents and headings used in this Agreement are for purposes of reference only and shall not limit or define the meaning of the provisions of this Agreement.

         IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in their names and on their behalf by and through their duly authorized officers signing below.

                      TRANSAMERICA LIFE INSURANCE
                      AND ANNUITY COMPANY


   By:
  Name:
 Title:


                      TRANSAMERICA SECURITIES SALES
                      CORPORATION


   By:
  Name:
 Title:


                      ALLIANCE CAPITAL MANAGEMENT LP
                      By:  Alliance Capital Management Corporation,
                                its General Partner


                                       By:
                                      Name:
                                     Title:


                             ALLIANCE FUND DISTRIBUTORS, INC.


                                       By:
                                      Name:
                                     Title:





S:\DEPT550\DREW\AGREEMEN\PART-AGR.TR2

N:\BMH\JAS\TRANSAME\PARTAGT.TLI
                               JANUS ASPEN SERIES

                          FUND PARTICIPATION AGREEMENT


         THIS AGREEMENT is made this ____ day of __________, 199_, between JANUS ASPEN SERIES, an open-end management investment company organized as a Delaware business trust (the "Trust"), JANUS CAPITAL CORPORATION (the "Adviser"), a Colorado Corporation and the investment adviser to the Trust, and TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY, a life insurance company organized under the laws of the State of North Carolina (the "Company"), on its own behalf and on behalf of each segregated asset account of the Company set forth on Schedule A, as may be amended from time to time (the "Accounts").

                                                W I T N E S S E T H:

         WHEREAS, the Trust has registered with the Securities and Exchange Commission as an open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), and has registered the offer and sale of its shares under the Securities Act of 1933, as amended (the "1933 Act"); and

         WHEREAS, the Trust desires to act as an investment vehicle for separate accounts established for variable life insurance policies and variable annuity contracts to be offered by insurance companies that have entered into participation agreements with the Trust (the "Participating Insurance Companies"); and

         WHEREAS, the beneficial interest in the Trust is divided into several series of shares, each series representing an interest in a particular managed portfolio of securities and other assets (the "Portfolios"); and

         WHEREAS, the Trust has received an order from the Securities and Exchange Commission granting Participating Insurance Companies and their separate accounts exemptions from the provisions of Sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act, and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, to the extent necessary to permit shares of the Trust to be sold to and held by variable annuity and variable life insurance separate accounts of both affiliated and unaffiliated life insurance companies and certain qualified pension and retirement plans (the "Exemptive Order"); and

         WHEREAS, the Company has registered or will register (unless registration is not required under applicable law) certain variable life insurance policies and/or variable annuity contracts under the 1933 Act (the "Contracts"); and

         WHEREAS,   the  Company  has   registered  or  will  register   (unless
registration is not required under applicable law) each Account as a unit investment trust under the 1940 Act; and

                                                       -16-
N:\BMH\JAS\TRANSAME\PARTAGT.TLI
         WHEREAS, the Adviser is registered with the Securities and Exchange Commission as an investment adviser under the Investment Advisers Act of 1940, as amended;

         WHEREAS, the Company desires to utilize shares of one or more Portfolios as an investment vehicle of the Accounts;

         WHEREAS, the Company may contract with an Administrator to perform certain administrative services with regard to the Contracts and Account(s) and, therefore, certain obligations of the Trust and/or Adviser shall be directed to the Administrator, as directed by the Company.

         NOW, THEREFORE, in consideration of their mutual promises, the parties agree as follows:


                                    ARTICLE I
                              Sale of Trust Shares

         1.1 The Trust and the Adviser shall make shares of the Trust's Portfolios available to the Accounts at the net asset value next computed after receipt of such purchase order by the Trust (or its agent), as established in accordance with the provisions of the then current prospectus of the Trust. Shares of a particular Portfolio of the Trust shall be ordered in such quantities and at such times as determined by the Company or its Administrator to be necessary to meet the requirements of the Contracts. The Trustees of the Trust (the "Trustees") may refuse to sell shares of any Portfolio to any person, or suspend or terminate the offering of shares of any Portfolio if such action is required by law or by regulatory authorities having jurisdiction or is, in the sole discretion of the Trustees acting in good faith and in light of their fiduciary duties under federal and any applicable state laws, necessary in the best interests of the shareholders of such Portfolio.

         1.2 The Trust will redeem any full or fractional shares of any Portfolio when requested by the Company or its Administrator on behalf of an Account at the net asset value next computed after receipt by the Trust (or its agent) of the request for redemption, as established in accordance with the provisions of the then current prospectus of the Trust.

         1.3 For the purposes of Sections 1.1 and 1.2, the Trust hereby appoints the Company as its agent for the limited purpose of receiving and accepting purchase and redemption orders resulting from investment in and payments under the Contracts. Receipt by the Company shall constitute receipt by the Trust provided that i) such orders are received by the Company in good order prior to the time the net asset value of each Portfolio is priced in accordance with its prospectus and ii) the Trust receives notice of such orders by 11:00 a.m. New York time on the next following Business Day. "Business Day" shall mean any day on which the New York Stock Exchange is open for trading unless the Trust is not required to calculate its net asset value on such a day pursuant to the rules of the Securities and Exchange Commission ("SEC").

         1.4 Purchase orders that are transmitted to the Trust in accordance with Section 1.3 shall be paid for no later than 12:00 noon New York time on the same Business Day that the Trust receives notice of the order. The Trust shall use its best efforts to make payment for redemption orders transmitted to the Trust in accordance with Section 1.3 by 3:00 p.m. New York time on the same Business Day that the Trust receives notice of the order, but in no event shall payment be delayed for a greater period than is permitted by the 1940 Act. Payments shall be made in federal funds transmitted by wire.

         1.5 Issuance and transfer of the Trust's shares will be by book entry only. Stock certificates will not be issued to the Company or the Account. Shares ordered from the Trust will be recorded in the appropriate title for each Account or the appropriate subaccount of each Account.

         1.6 The Trust shall furnish prompt notice to the Company or its Administrator, as specified by the Company, of any income dividends or capital gain distributions payable on the Trust's shares prior to the payment of such dividends. The Company hereby elects to receive all such income dividends and capital gain distributions as are payable on a Portfolio's shares in additional shares of that Portfolio. The Trust shall notify the Company or its Administrator, as specified by the Company, of the number of shares so issued as payment of such dividends and distributions prior to the payment of such dividends.

         1.7 The Trust shall make the net asset value per share for each Portfolio available to the Company or its Administrator, as specified by the Company, on a daily basis every Business Day as soon as reasonably practical after the net asset value per share is calculated and shall use its best efforts to make such net asset value per share available by 6 p.m. New York time.

         1.8 The Trust and the Adviser agree that the Trust's shares will be sold only to Participating Insurance Companies and their separate accounts and to certain qualified pension and retirement plans to the extent permitted by the Exemptive Order. No shares of any Portfolio will be sold directly to the general public. The Company agrees that Trust shares will be used only for the purposes of funding the Contracts and Accounts listed in Schedule A, as amended from time to time.

         1.9 The Trust and the Adviser agree that all Participating Insurance Companies shall have the obligations and responsibilities regarding pass-through voting and conflicts of interest corresponding to those contained in Section 2.8 and Article IV of this Agreement.

         1.10 If the Trust provides materially incorrect share net asset value information through no fault of the Company, the Company shall be entitled to an adjustment with respect to the Trust shares purchased or redeemed to reflect the correct net asset value per share. The determination of the materiality of any net asset value pricing error shall be based on the SEC's recommended guidelines regarding such errors. The correction of any such errors shall be made at the Company level and shall be made pursuant to the SEC's recommended guidelines. Any material error in the calculation or reporting of net asset value per share, dividend or capital gain information shall be reported promptly upon discovery to the Company.


                                   ARTICLE II
                           Obligations of the Parties

         2.1 The Trust and the Adviser shall prepare and be responsible for filing with the Securities and Exchange Commission and any state regulators requiring such filing all shareholder reports, notices, proxy materials (or similar materials such as voting instruction solicitation materials), prospectuses, statements of additional information, and fund profiles (upon the adoption of Rule 498 under the 1933 Act) of the Trust. The Trust shall bear the costs of registration and qualification of its shares, preparation and filing of the documents listed in this Section 2.1 and all taxes to which an issuer is subject on the issuance and transfer of its shares.

         2.2 At the option of the Company, the Trust shall either (a) provide the Company (at the Company's expense) with as many copies of the current prospectus, annual report, semi-annual report, fund profiles and other shareholder communications, including any amendments or supplements to any of the foregoing, for the Trust's Portfolios in which the Accounts invest, as the Company shall reasonably request; or (b) provide the Company with a camera ready copy of such documents in a form suitable for printing. The Trust shall provide the Company with a copy of its statement of additional information in a form suitable for duplication by the Company. The Trust (at its expense) shall provide the Company with copies of any Trust-sponsored proxy materials in such quantity as the Company shall reasonably require for distribution to Contract owners.

         2.3 The Company shall bear the costs of printing and distributing the Trust's prospectus, statement of additional information, shareholder reports and other shareholder communications to owners of and applicants for policies for which the Trust is serving or is to serve as an investment vehicle. The Company shall bear the costs of distributing proxy materials (or similar materials such as voting solicitation instructions) to Contract owners. The Company assumes sole responsibility for ensuring that such materials are delivered to Contract owners in accordance with applicable federal and state securities laws.

         2.4 The Company agrees and acknowledges that the Adviser is the sole owner of the name and mark "Janus" and that all use of any designation comprised in whole or part of Janus (a "Janus Mark") under this Agreement shall inure to the benefit of the Adviser. Except as provided in Section 2.5, the Company shall not use any Janus Mark on its own behalf or on behalf of the Accounts or Contracts in any registration statement, advertisement, sales literature or other materials relating to the Accounts or Contracts without the prior written consent of the Adviser. Upon termination of this Agreement for any reason, the Company shall cease all use of any Janus Mark(s) as soon as reasonably practicable except with respect to shares of the Trust that continue to be made available to Contract owners in accordance with Section 6.2.

         2.5 The Company shall furnish, or cause to be furnished, to the Trust or its designee, a copy of each Contract prospectus or statement of additional information in which the Trust or the Adviser is named prior to the filing of such document with the Securities and Exchange Commission. The Company shall furnish, or shall cause to be furnished, to the Trust or its designee, each piece of sales literature or other promotional material in which the Trust or the Adviser is named, at least fifteen Business Days prior to its use. No such material shall be used if the Trust or its designee reasonably objects to such use within fifteen Business Days after receipt of such material.

         2.6 The Company shall not give any information or make any representations or statements on behalf of the Trust or concerning the Trust or the Adviser in connection with the sale of the Contracts other than information or representations contained in and accurately derived from the registration statement or prospectus for the Trust shares (as such registration statement and prospectus may be amended or supplemented from time to time), reports of the Trust, Trust-sponsored proxy statements, or in sales literature or other promotional material approved by the Trust or its designee, except as required by legal process or regulatory authorities or with the written permission of the Trust or its designee.

         2.7 The Trust and the Adviser shall not give any information or make any representations or statements on behalf of the Company or concerning the Company, the Accounts or the Contracts other than information or representations contained in and accurately derived from the registration statement or prospectus for the Contracts (as such registration statement and prospectus may be amended or supplemented from time to time), or in materials approved by the Company for distribution including sales literature or other promotional materials, except as required by legal process or regulatory authorities or with the written permission of the Company.

         2.8 So long as, and to the extent that the Securities and Exchange Commission interprets the 1940 Act to require pass-through voting privileges for variable policyowners, the Company will provide pass-through voting privileges to owners of policies whose cash values are invested, through the Accounts, in shares of the Trust. The Trust shall require all Participating Insurance Companies to calculate voting privileges in the same manner and the Company shall be responsible for assuring that the Accounts calculate voting privileges in the manner established by the Trust. With respect to each Account, the Company will vote shares of the Trust held by the Account and for which no timely voting instructions from policyowners are received as well as shares it owns that are held by that Account, in the same proportion as those shares for which voting instructions are received. The Company and its agents will in no way recommend or oppose or interfere with the solicitation of proxies for Trust shares held by Contract owners without the prior written consent of the Trust, which consent may be withheld in the Trust's sole discretion.

         2.9 The Company shall notify the Trust of any applicable state insurance laws that restrict the Portfolios' investments or otherwise affect the operation of the Trust and shall notify the Trust of any changes in such laws.

                                   ARTICLE III
                         Representations and Warranties

         3.1 The Company represents and warrants that it is an insurance company duly organized and in good standing under the laws of the State of North Carolina and that it has legally and validly established each Account as a segregated asset account under such law.

         3.2 The Company represents and warrants that each Account (1) has been registered or, prior to any issuance or sale of the Contracts, will be registered as a unit investment trust in accordance with the provisions of the 1940 Act or, alternatively (2) has not been registered in proper reliance upon an exclusion from registration under the 1940 Act.

         3.3 The Company represents and warrants that the Contracts or interests in the Accounts (1) are or, prior to issuance, will be registered as securities under the 1933 Act or, alternatively (2) are not registered because they are properly exempt from registration under the 1933 Act or will be offered exclusively in transactions that are properly exempt from registration under the 1933 Act. The Company further represents and warrants that the Contracts will be issued in compliance in all material respects with all applicable federal and state laws and the Company represents and warrants that it will make every effort to see that the Contracts are sold in compliance in all material respects with all applicable federal and state laws and that the sale of the Contracts shall comply in all material respects with state insurance suitability requirements.

         3.4 The Trust and the Adviser represent and warrant that the Trust is duly organized and validly existing under the laws of the State of Delaware.

         3.5 The Trust and the Adviser represent and warrant that the Trust shares offered and sold pursuant to this Agreement will be registered under the 1933 Act and the Trust shall be registered under the 1940 Act prior to any issuance or sale of such shares. The Trust shall amend its registration statement under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its shares. The Trust shall register and qualify its shares for sale in accordance with the laws of the various states only if and to the extent deemed advisable by the Trust.

         3.6 The Trust and the Adviser represent and warrant that the investments of each Portfolio will comply with the diversification requirements set forth in Section 817(h) of the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder, that the Trust and Adviser will notify the Company immediately upon having a reasonable basis for believing that the Trust or any Portfolio has ceased to meet such diversification requirements and will immediately take steps to adequately diversify the Trust and/or Portfolio to achieve compliance within the grace period afforded by Treas. Reg. Section 1.817-5.

         3.7 the Trust and the Adviser represent and warrant that the Trust and each Portfolio is currently qualified as a regulated investment company under Subchapter M of the Code, that they will maintain that qualification and that they will notify the Company immediately upon having a reasonable basis for believing that the Trust has ceased to qualify or may not qualify in the future.


                                   ARTICLE IV
                               Potential Conflicts

         4.1 The parties acknowledge that the Trust's shares may be made available for investment to other Participating Insurance Companies. In such event, the Trustees will monitor the Trust for the existence of any material irreconcilable conflict between the interests of the contract owners of all Participating Insurance Companies. An irreconcilable material conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax, or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of any Portfolio are being managed; (e) a difference in voting instructions given by variable annuity contract and variable life insurance contract owners; or (f) a decision by an insurer to disregard the voting instructions of contract owners. The Trustees shall promptly inform the Company if they determine that an irreconcilable material conflict exists and the implications thereof.

         4.2 The Company agrees to promptly report any potential or existing conflicts of which it is aware to the Trustees. The Company will assist the Trustees in carrying out their responsibilities under the Exemptive Order by providing the Trustees with all information reasonably necessary for the Trustees to consider any issues raised including, but not limited to, information as to a decision by the Company to disregard Contract owner voting instructions.

         4.3 If it is determined by a majority of the Trustees, or a majority of its disinterested Trustees, that a material irreconcilable conflict exists that affects the interests of Contract owners, the Company shall, in cooperation with other Participating Insurance Companies whose contract owners are also affected, at its expense and to the extent reasonably practicable (as determined by the Trustees) take whatever steps are necessary to remedy or eliminate the irreconcilable material conflict, which steps could include: (a) withdrawing the assets allocable to some or all of the Accounts from the Trust or any Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another Portfolio of the Trust, or submitting the question of whether or not such segregation should be implemented to a vote of all affected Contract owners and, as appropriate, segregating the assets of any appropriate group (i.e., annuity contract owners, life insurance contract owners, or variable contract owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected Contract owners the option of making such a change; and (b) establishing a new registered management investment company or managed separate account.

         4.4 If a material irreconcilable conflict arises because of a decision by the Company to disregard Contract owner voting instructions and that decision represents a minority position or would preclude a majority vote, the Company may be required, at the Trust's election, to withdraw the affected Account's investment in the Trust and terminate this Agreement with respect to such Account; provided, however that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested Trustees. Any such withdrawal and termination must take place within six (6) months after the Trust gives written notice that this provision is being implemented. Until the end of such six (6) month period, the Trust shall continue to accept and implement orders by the Company for the purchase and redemption of shares of the Trust.

         4.5 If a material irreconcilable conflict arises because a particular state insurance regulator's decision applicable to the Company conflicts with the majority of other state regulators, then the Company will withdraw the affected Account's investment in the Trust and terminate this Agreement with respect to such Account within six (6) months after the Trustees inform the Company in writing that it has determined that such decision has created an irreconcilable material conflict; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested Trustees. Until the end of such six (6) month period, the Trust shall continue to accept and implement orders by the Company for the purchase and redemption of shares of the Trust.

         4.6 For purposes of Sections 4.3 through 4.6 of this Agreement, a majority of the disinterested Trustees shall determine whether any proposed action adequately remedies any irreconcilable material conflict, but in no event will the Company be required to establish a new funding medium for the Contracts if an offer to do so has been declined by vote of a majority of Contract owners materially adversely affected by the irreconcilable material conflict. In the event that the Trustees determine that any proposed action does not adequately remedy any irreconcilable material conflict, then the Company will withdraw the Account's investment in the Trust and terminate this Agreement within six (6) months after the Trustees inform the Company in writing of the foregoing determination; provided, however, that such withdrawal and termination shall be limited to the extent required by any such material irreconcilable conflict as determined by a majority of the disinterested Trustees.

         4.7 The Company shall at least annually submit to the Trustees such reports, materials or data as the Trustees may reasonably request so that the Trustees may fully carry out the duties imposed upon them by the Exemptive Order, and said reports, materials and data shall be submitted more frequently if deemed appropriate by the Trustees.

         4.8 If and to the extent that Rule 6e-2 and Rule 6e-3(T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the 1940 Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Exemptive Order) on terms and conditions materially different from those contained in the Exemptive Order, then the Trust and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 and 6e-3(T), as amended, and Rule 6e-3, as adopted, to the extent such rules are applicable.


                                    ARTICLE V
                                 Indemnification

         5.1 Indemnification By the Company. The Company agrees to indemnify and hold harmless the Trust, the Adviser, and each of their Trustees, Directors, officers, employees and agents and each person, if any, who controls the Trust within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Article V) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Company) or expenses (including the reasonable costs of investigating or defending any alleged loss, claim, damage, liability or expense and reasonable legal counsel fees incurred in connection therewith) (collectively, "Losses"), to which the Indemnified Parties may become subject under any statute or regulation, or at common law or otherwise, insofar as such
Losses:

                  (a) arise out of or are based  upon any untrue  statements  or alleged untrue statements of any material fact contained in a registration statement or prospectus for the Contracts or in the Contracts themselves or in sales literature generated or approved by the Company on behalf of the Contracts or Accounts (or any amendment or supplement to any of the foregoing) (collectively, "Company Documents" for the purposes of this Article V), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this indemnity shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and was accurately derived from written information furnished to the Company by or on behalf of the Trust for use in Company Documents or otherwise for use in connection with the sale of the Contracts or Trust shares; or

                  (b) arise out of or result from statements or representations (other than statements or representations contained in and accurately derived from Trust Documents as defined in Section 5.2(a)) or wrongful conduct of the Company or persons under its control, with respect to the sale or acquisition of the Contracts or Trust shares; or

                  (c) arise out of or result from any untrue statement or alleged untrue statement of a material fact contained in Trust Documents as defined in Section 5.2(a) or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such statement or omission was made in reliance upon and accurately derived from written information furnished to the Trust by or on behalf of the Company; or

                  (d) arise out of or result from any failure by the Company to provide the services or furnish the materials required under the terms of this Agreement; or

                  (e) arise out of or result from any material breach of any representation and/or warranty made by the Company in this Agreement or arise out of or result from any other material breach of this Agreement by the Company.

         5.2 Indemnification By the Trust and the Adviser. The Trust and the Adviser agree to indemnify and hold harmless the Company and each of its directors, officers, employees and agents and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Article V) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Trust or the Adviser) or expenses (including the reasonable costs of investigating or defending any alleged loss, claim, damage, liability or expense and reasonable legal counsel fees incurred in connection therewith) (collectively, "Losses"), to which the Indemnified Parties may become subject under any statute or regulation, or at common law or otherwise, insofar as such Losses:

                  (a) arise out of or are based upon any untrue statements or alleged untrue statements of any material fact contained in the registration statement or prospectus for the Trust (or any amendment or supplement thereto), (collectively, "Trust Documents" for the purposes of this Article V), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this indemnity shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and was accurately derived from written information furnished to the Trust by or on behalf of the Company for use in Trust Documents or otherwise for use in connection with the sale of the Contracts or Trust shares; or

                  (b) arise out of or result from statements or representations (other than statements or representations contained in and accurately derived from Company Documents) or wrongful conduct of the Trust or Adviser or persons under its control, with respect to the sale or acquisition of the Contracts or Trust shares; or

                  (c) arise out of or result from any untrue statement or alleged untrue statement of a material fact contained in Company Documents or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such statement or omission was made in reliance upon and accurately derived from written information furnished to the Company by or on behalf of the Trust or the Adviser; or

                  (d) arise out of or result from any failure by the Trust or the Adviser to provide the services or furnish the materials required under the terms of this Agreement; or

                  (e) arise out of or result from any material breach of any representation and/or warranty made by the Trust or the Adviser in this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification or Sub-Chapter M requirements of Article III of this Agreement) or arise out of or result from any other material breach of this Agreement by the Trust or the Adviser.

                  (f) arise out of or result from the materially incorrect or untimely calculation or reporting of the daily net asset value per share or dividend or capital gain distribution rate.

         5.3 Neither the Company nor the Trust or the Adviser shall be liable under the indemnification provisions of Sections 5.1 or 5.2, as applicable, with respect to any Losses incurred or assessed against an Indemnified Party that arise from such Indemnified Party's willful misfeasance, bad faith or negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement.

         5.4 Neither the Company nor the Trust or the Adviser shall be liable under the indemnification provisions of Sections 5.1 or 5.2, as applicable, with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the other party in writing within a reasonable time after the summons, or other first written notification, giving information of the nature of the claim shall have been served upon or otherwise received by such Indemnified Party (or after such Indemnified Party shall have received notice of service upon or other notification to any designated agent), but failure to notify the party against whom indemnification is sought of any such claim shall not relieve that party from any liability which it may have to the Indemnified Party in the absence of Sections 5.1 and 5.2.

         5.5 In case any such action is brought against the Indemnified Parties, the indemnifying party shall be entitled to participate, at its own expense, in the defense of such action. The indemnifying party also shall be entitled to assume the defense thereof, with counsel reasonably satisfactory to the party named in the action. After notice from the indemnifying party to the Indemnified Party of an election to assume such defense, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the indemnifying party will not be liable to the Indemnified Party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

                                   ARTICLE VI
                                   Termination

         6.1      This Agreement may be terminated

                  (a) by any party for any reason by ninety (90) days' advance written notice delivered to the other parties.

                  (b) at the option of the Company to the extent that the Portfolios are not reasonably available to meet the requirements of the Contracts or are not "appropriate funding vehicles" for the Contracts, as reasonably determined by the Company. Without limiting the generality of the foregoing, the Portfolios would not be "appropriate funding vehicles" if, for example, such Portfolios did not meet the diversification or other requirements referred to in Article III hereof; or if the Company would be permitted to disregard Contract owner voting instructions pursuant to Rule 6e-2 or 6e-3(T) under the 1940 Act. Prompt notice of the election to terminate for such cause and an explanation of such cause shall be furnished to the Trust by the Company; or

                  (c) at the option of the Trust or the Adviser upon institution of formal proceedings against the Company by the NASD, the SEC, or any insurance department or other regulatory body regarding the Company's duties under this Agreement or related to the sale of the Contracts, the operation of the Accounts, or the purchase of the shares of the Portfolios; or

                  (d) at the option of the Company upon institution of formal proceedings against the Trust by the NASD, the SEC, or any state securities or insurance department or any other regulatory body regarding the Trust's or the Adviser's duties under this Agreement or related to the sale of the shares of the Portfolios; or

                  (e) at the option of the Company, the Trust or the Adviser upon receipt of any necessary regulatory approvals and/or the vote of the Contract owners having an interest in the Accounts (or any subaccounts) to substitute the shares of another investment company for the corresponding Portfolio shares in accordance with the terms of the Contracts for which those Portfolio shares had been selected to serve as the underlying investment media. The Company will give thirty (30) days' prior written notice to the Trust of the date of any proposed vote or other action taken to replace the Portfolio shares; or

                  (f) termination by either the Trust or the Adviser by written notice to the Company, if either one or both of the Trust or the Adviser respectively, shall determine, in their sole judgment exercised in good faith, that the Company has suffered a material adverse change in its business, operations, financial condition, or prospects since the date of this Agreement or is the subject of material adverse publicity; or

                  (g) termination by the Company by written notice to the Trust and the Adviser, if the Company shall determine, in its sole judgment exercised in good faith, that the Trust or the Adviser has suffered a material adverse change in this business, operations, financial condition or prospects since the date of this Agreement or is the subject of material adverse publicity; or

                  (h) at the option of any party to this Agreement, upon another party's material breach of any provision of this Agreement; or

                  (i) upon assignment of this Agreement, unless made with the written consent of the parties hereto.

         6.2 Notwithstanding any termination of this Agreement, the Trust and the Adviser shall, at the option of the Company, continue to make available additional shares of the Trust (or any Portfolio) pursuant to the terms and conditions of this Agreement for all Contracts in effect on the effective date of termination of this Agreement, provided that the Company continues to pay the costs set forth in Section 2.3.

         6.3 The provisions of Article V shall survive the termination of this Agreement, and the provisions of Article IV and Section 2.8 shall survive the termination of this Agreement as long as shares of the Trust are held on behalf of Contract owners in accordance with Section 6.2.


                                   ARTICLE VII
                                     Notices

         Any notice shall be sufficiently given when sent by registered or certified mail to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party.

                  If to the Trust:

                           Janus Aspen Series
                           100 Fillmore Street
                           Denver, Colorado 80206
                           Attention:  General Counsel

                  If to the Adviser:

                           Janus Capital Corporation
                           100 Fillmore Street
                           Denver, Colorado  80206
                           Attention:  General Counsel

                  If to the Company:

                           Transamerica Life Insurance and Annuity Company 1150 South Olive Street
                           Los Angeles, California 90015
                           Attention: Corporate Secretary

                                  ARTICLE VIII

                                  Miscellaneous

         8.1 The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

         8.2 This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

         8.3 If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

         8.4 This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of North Carolina.

         8.5 The parties to this Agreement acknowledge and agree that all liabilities of the Trust arising, directly or indirectly, under this Agreement, of any and every nature whatsoever, shall be satisfied solely out of the assets of the Trust and that no Trustee, officer, agent or holder of shares of beneficial interest of the Trust shall be personally liable for any such liabilities.

         8.6  Each  party  shall   cooperate  with  each  other  party  and  all
appropriate governmental authorities (including without limitation the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby.

         8.7 The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations, at law or in equity, which the parties hereto are entitled to under state and federal laws.

         8.8 The parties to this Agreement acknowledge and agree that this Agreement shall not be exclusive in any respect.

         8.9 Neither this Agreement nor any rights or obligations hereunder may be assigned by either party without the prior written approval of the other party.

         8.10 No provisions of this Agreement may be amended or modified in any manner except by a written agreement properly authorized and executed by both parties.

         IN WITNESS WHEREOF, the parties have caused their duly authorized officers to execute this Participation Agreement as of the date and year first above written.


                                                     JANUS ASPEN SERIES

                                                     By:
                                      Name:
                                     Title:


                                                     JANUS CAPITAL CORPORATION

                                                     By:
                                      Name:
                                     Title:


                                                TRANSAMERICA LIFE INSURANCE AND
                                 ANNUITY COMPANY

                                                     By:
                                      Name:
                                     Title:

                                                       -17-
N:\BMH\JAS\TRANSAME\PARTAGT.TLI
                                   Schedule A
                   Separate Accounts and Associated Contracts

                                        Contracts Funded
Name of Separate Account       By Separate Account

Separate Account VA-6          TCG-311-197
                                        -------------

                                        TCG-313-197

4

                  THIS AGREEMENT, made and entered into as of the 15th day of December , 1997 by and among TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY (hereinafter the "Company"), a North Carolina corporation, on its own behalf and on behalf of each separate account of the Company set forth on Schedule A hereto as may be amended from time to time (each such account hereinafter referred to as the "Account"), and MORGAN STANLEY UNIVERSAL FUNDS, INC. (hereinafter the "Fund"), a Maryland corporation, and MORGAN STANLEY ASSET MANAGEMENT INC. and MILLER ANDERSON & SHERRERD, LLP (hereinafter collectively the "Advisers" and individually the "Adviser"), a Delaware corporation and a Pennsylvania limited liability partnership, respectively.

         WHEREAS, the Fund engages in business as an open-end management investment company and is available to act as (i) the investment vehicle for separate accounts established by insurance companies for individual and group life insurance policies and annuity contracts with variable accumulation and/or pay-out provisions (hereinafter referred to individually and/or collectively as "Variable Insurance Products") and (ii) the investment vehicle for certain qualified pension and retirement plans (hereinafter "Qualified Plans"); and

         WHEREAS, insurance companies desiring to utilize the Fund as an investment vehicle under their Variable Insurance Contracts enter into participation agreements with the Fund and the Advisers (the "Participating Insurance Companies");

         WHEREAS, shares of the Fund are divided into several series of shares, each representing the interest in a particular managed portfolio of securities and other assets, any one or more of which may be made available under this Agreement, as may be amended from time to time by mutual agreement of the parties hereto (each such series hereinafter referred to as a "Portfolio"); and

         WHEREAS, the Fund has obtained an order from the Securities and Exchange Commission, dated September 19, 1996 (File No. 812-10118), granting Participating Insurance Companies and Variable Insurance Product separate accounts exemptions from the provisions of Sections 9(a), 13(a), 15(a), and 15(b) of the Investment Company Act of 1940, as amended (hereinafter the "1940 Act"), and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, to the extent necessary to permit shares of the Fund to be sold to and held by Variable Annuity Product separate accounts of both affiliated and unaffiliated life insurance companies and Qualified Plans (hereinafter the "Shared Funding Exemptive Order"); and

         WHEREAS, the Fund is registered as an open-end management investment company under the 1940 Act and its shares are registered under the Securities Act of 1933, as amended (hereinafter the "1933 Act"); and

         WHEREAS, each Adviser is duly registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and any applicable state securities laws; and

         WHEREAS, each Adviser manages certain Portfolios of the Fund; and

         WHEREAS, Morgan Stanley & Co. Incorporated (the "Underwriter") is registered as a broker/dealer under the Securities Exchange Act of 1934, as amended (hereinafter the "1934 Act"), is a member in good standing of the National Association of Securities Dealers, Inc. (hereinafter "NASD") and serves as principal underwriter of the shares of the Fund; and

         WHEREAS, the Company has registered or will register certain Variable Insurance Products under the 1933 Act; and

         WHEREAS, each Account is a duly organized, validly existing segregated asset account, established by resolution or under authority of the Board of Directors of the Company, on the date shown for such Account on Schedule A hereto, to set aside and invest assets attributable to the aforesaid Variable Insurance Product; and

         WHEREAS, the Company has registered or will register each Account as a unit investment trust under the 1940 Act; and

         WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Company intends to purchase, on behalf of each Account, shares in the Portfolios, set forth in Schedule B attached to this Agreement, to fund certain of the aforesaid Variable Insurance Products and the Underwriter is authorized to sell such shares to each such Account at net asset value;

         NOW, THEREFORE, in consideration of their mutual promises, the Company, the Fund and the Underwriter agree as follows:


                       ARTICLE I. Purchase of Fund Shares

         1.1. The Fund agrees to make available for purchase by the Company shares of the Fund and shall execute orders placed for each Account on a daily basis at the net asset value next computed after receipt by the Fund or its designee of such order. For purposes of this Section 1.1, the Company or its administrator shall be the designee of the Fund for receipt of such orders from each Account and receipt by such designee shall constitute receipt by the Fund; provided that the Fund receives notice of such order by 10:00 a.m. Eastern time on the next following Business Day. "Business Day" shall mean any day on which the New York Stock Exchange is open for trading.

         1.2. The Fund, so long as this Agreement is in effect, agrees to make its shares available indefinitely for purchase at the applicable net asset value per share by the Company and its Accounts on those days on which the Fund calculates its net asset value pursuant to rules of the Securities and Exchange Commission and the Fund shall use reasonable efforts to calculate such net asset value on each day which the New York Stock Exchange is open for trading. Notwithstanding the foregoing, the Board of Directors of the Fund (hereinafter the "Board") may refuse to permit the Fund to sell shares of any Portfolio to any person, or suspend or terminate the offering of shares of any Portfolio if such action is required by law or by regulatory authorities having jurisdiction or is, in the sole discretion of the Board acting in good faith and in light of their fiduciary duties under federal and any applicable state laws, necessary in the best interests of the shareholders of such Portfolio.

         1.3. The Fund agrees that shares of the Fund will be sold only to Participating Insurance Companies and their separate accounts and to certain Qualified Plans. No shares of any Portfolio will be sold to the general public.

         1.4. The Fund will not make its shares available for purchase by any insurance company or separate account unless an agreement containing provisions substantially the same as Articles I, V,VI, VII and Section 2.5 of Article II of this Agreement is in effect to govern such sales.

         1.5. The Fund agrees to redeem for cash, on the Company's request, any full or fractional shares of the Fund held by the Company, executing such requests on a daily basis at the net asset value next computed after receipt by the Fund or its designee of the request for redemption. For purposes of this
Section 1.5, the Company or its administrator shall be the designee of the Fund for receipt of requests for redemption from each Account and receipt by such designee shall constitute receipt by the Fund; provided that the Fund receives notice of such request for redemption on the next following Business Day.

         1.6. The Company agrees that purchases and redemptions of Portfolio shares offered by the then current prospectus of the Fund shall be made in accordance with the provisions of such prospectus. The Variable Insurance Products issued by the Company, under which amounts may be invested in the Fund (hereinafter the "Contracts"), are listed on Schedule A attached hereto and incorporated herein by reference, as such Schedule A may be amended from time to time by mutual written agreement of all of the parties hereto. The Company will give the Fund and the Adviser 45 days written notice of its intention to make available in the future, as a funding vehicle under the Contracts, any other investment company.

         1.7. The Company shall pay for Fund shares on the next Business Day after an order to purchase Fund shares is made in accordance with the provisions of Section 1.1 hereof. Payment shall be in federal funds transmitted by wire. For purposes of Section 2.10 and 2.11, upon receipt by the Fund of the federal funds so wired, such funds shall cease to be the responsibility of the Company and shall become the responsibility of the Fund.

         1.8. Issuance and transfer of the Fund's shares will be by book entry only. Stock certificates will not be issued to the Company or any Account. Shares ordered from the Fund will be recorded in an appropriate title for each Account or the appropriate subaccount of each Account.

         1.9. The Fund shall furnish same day notice (by wire or telephone, followed by written confirmation) to the Company or its administrator of any income, dividends or capital gain distributions payable on the Fund's shares. The Company hereby elects to receive all such income dividends and capital gain distributions as are payable on the Portfolio shares in additional shares of that Portfolio. The Company reserves the right to revoke this election and to receive all such income dividends and capital gain distributions in cash. The Fund shall notify the Company or its administrator, as directed by the Company, of the number of shares so issued as payment of such dividends and distributions.

         1.10. The Fund shall make the net asset value per share for each Portfolio available to the Company or its administrator, as directed by the Company, on a daily basis as soon as reasonably practical after the net asset value per share is calculated (normally by 6:30 p.m. Eastern time) and shall use its best efforts to make such net asset value per share available by 7:00 p.m. Eastern time.

         1.11. If the Fund provides materially incorrect share net asset value information through no fault of the Company, the Company or its administrator shall be entitled to an adjustment with respect to the Fund shares purchased or redeemed to reflect the correct net asset value per share. The determination of the materiality of any net asset value pricing error shall be based on the SEC's recommended guidelines regarding such errors. The correction of any such errors shall be made at the Company level and shall be made pursuant to the SEC's recommended guidelines. Any material error in the calculation or reporting of net asset value per share, dividend or capital gain information shall be reported promptly upon discovery to the Company.

                   ARTICLE II. Representations and Warranties

         2.1. The Company represents and warrants that the Contracts are or will be registered under the 1933 Act and that the Contracts will be issued in compliance in all material respects with all applicable federal and state laws. The Company represents and warrants that it will make every effort to ensure that the Contracts are sold in compliance in all material respects with all applicable federal and state laws and that the sale of the Contracts comply in all material respects with state insurance suitability requirements. The Company further represents and warrants that it is an insurance company duly organized and in good standing under applicable law and that it has legally and validly established each Account prior to any issuance or sale thereof as a segregated asset account under North Carolina Law and has registered or, prior to any issuance or sale of the Contracts, will register each Account as a unit investment trust in accordance with the provisions of the 1940 Act to serve as a segregated investment account for the Contracts.

         2.2. The Fund represents and warrants that Fund shares sold pursuant to this Agreement shall be registered under the 1933 Act, duly authorized for issuance and sold in compliance with the laws of the State of Maryland and all applicable federal and state securities laws and that the Fund is and shall remain registered under the 1940 Act. The Fund shall amend the registration statement for its shares under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its shares. The Fund shall register and qualify the shares for sale in accordance with the laws of the various states only if and to the extent deemed advisable by the Fund.

         2.3 The Fund and each Adviser represents with respect to the Portfolios for which it acts as investment adviser, that the Portfolios to which this agreement applies are currently qualified as a Regulated Investment Company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), that the Portfolios will maintain such qualification (under Subchapter M or any successor or similar provision) and that they will notify the Company immediately upon having a reasonable basis for believing that it has ceased to so qualify or that it might not so qualify in the future.

         2.4. The Company represents that the Contracts are currently treated as life insurance policies or annuity contracts, under Sections 7702, 7702A or 72, their amendments and successors thereto, of the Code and that it will maintain such treatment and that it will notify the Fund immediately upon having a reasonable basis for believing that the Contracts have ceased to be so treated or that they might not be so treated in the future.

         2.5.. The Fund represents that to the extent that it decides to finance distribution expenses pursuant to Rule 12b-1 under the 1940 Act, the Fund undertakes to have a board of directors, a majority of whom are not interested persons of the Fund, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

         2.6. The Fund makes no representation as to whether any aspect of its operations (including, but not limited to, fees and expenses and investment policies) complies with the insurance laws or regulations of the various states except that the Fund represents that the Fund's investment policies, fees and expenses are and shall at all times remain in compliance with the laws of the State of Maryland and the Fund represents that their respective operations are and shall at all times remain in material compliance with the laws of the State of Maryland to the extent required to perform this Agreement.

         2.7. The Fund represents that it is lawfully organized and validly existing under the laws of the State of Maryland and that it does and will comply in all material respects with the 1940 Act.

         2.8. Each Adviser represents and warrants that it is and shall remain duly registered in all material respects under all applicable federal and state securities laws and that it will perform its obligations for the Fund in compliance in all material respects with the laws of its state of domicile and any applicable state and federal securities laws.

         2.9. The Fund represents and warrants that its directors, officers, employees, and other individuals/entities dealing with the money and/or securities of the Fund are and shall continue to be at all times covered by a blanket fidelity bond or similar coverage for the benefit of the Fund in an amount not less than the minimal coverage as required currently by Rule 17g-(1) of the 1940 Act or related provisions as may be promulgated from time to time. The aforesaid blanket fidelity bond shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.

         2.10. The Company represents and warrants that all of its directors, officers, employees, investment advisers, and other individuals/entities dealing with the money and/or securities of the Fund are covered by a blanket fidelity bond or similar coverage, in an amount not less $5 million. The aforesaid includes coverage for larceny and embezzlement is issued by a reputable bonding company. The Company agrees to make all reasonable efforts to see that this bond or another bond containing these provisions is always in effect, and agrees to notify the Fund and the Underwriter in the event that such coverage no longer applies.


                  ARTICLE III. Prospectuses, Reports to Shareholders and Proxy Statements; Voting

         3.1. The Fund or its designee shall provide the Company with as many printed copies of the Fund's current prospectus (relating to the Portfolios) and statement of additional information as the Company may reasonably request. If requested by the Company, in lieu of providing printed copies the Fund shall provide camera-ready film or computer diskettes containing the Fund's prospectus (relating to the Portfolios) and statement of additional information, and such other assistance as is reasonably necessary in order for the Company once each year (or more frequently if the prospectus and/or statement of additional information for the Fund is amended during the year) to have the prospectus for the Contracts and the Fund's prospectus (relating to the Portfolios) printed together in one document, and to have the statement of additional information for the Fund and the statement of additional information for the Contracts printed together in one document. Alternatively, the Company may print the Fund's prospectus and/or its statement of additional information in combination with other fund companies' prospectuses and statements of additional information.

         3.2. Except as provided in this Section 3.2., all expenses of printing and distributing Fund prospectuses and statements of additional information shall be the expense of the Company. For prospectuses and statements of additional information provided by the Company to its existing owners of Contracts who currently own shares of one or more of the Fund's Portfolios, in order to update disclosure as required by the 1933 Act and/or the 1940 Act, the cost of printing shall be borne by the Fund. If the Company chooses to receive camera-ready film or computer diskettes in lieu of receiving printed copies of the Fund's prospectus, the Fund will reimburse the Company in an amount equal to the product of x and y where x is the number of such prospectuses distributed to owners of the Contracts who currently own shares of one or more of the Fund's Portfolios, and y is the Fund's per unit cost of typesetting and printing the Fund's prospectus. The same procedures shall be followed with respect to the Fund's statement of additional information. The Company agrees to provide the Fund or its designee with such information as may be reasonably requested by the Fund to assure that the Fund's expenses do not include the cost of printing any prospectuses or statements of additional information other than those actually distributed to existing owners of the Contracts.

         3.3. The Fund's statement of additional information shall be obtainable from the Fund, the Company or such other person as the Fund may designate, as agreed upon by the parties.

         3.4. The Fund, at its expense, shall provide the Company with copies of its proxy statements, reports to shareholders, and other communications (except for prospectuses and statements of additional information, which are covered in section 3.1) to shareholders in such quantity as the Company shall reasonably require for distributing to Contract owners.

         3.5. If and to the extent required by law the Company shall:

                            (i)  solicit voting instructions from Contract
owners;

                            (ii) vote  the  Fund  shares  in   accordance   with
                                 instructions received from Contract owners; and

                            (iii) vote Fund shares for which no instructions have been received in the same proportion as Fund shares of such Portfolio for which instructions have been received,

so long as and to the extent that the Securities and Exchange Commission continues to interpret the 1940 Act to require pass-through voting privileges for variable contract owners. The Company reserves the right to vote Fund shares held in any segregated asset account in its own right, to the extent permitted by law. The Fund and the Company shall follow the procedures, and shall have the corresponding responsibilities, for the handling of proxy and voting instruction solicitations, as set forth in Schedule C attached hereto and incorporated herein by reference. Participating Insurance Companies shall be responsible for ensuring that each of their separate accounts participating in the Fund calculates voting privileges in a manner consistent with the standards set forth on Schedule C, which standards will also be provided to the other Participating Insurance Companies.

         3.7. The Fund will comply with all provisions of the 1940 Act requiring voting by shareholders, and in particular the Fund will either provide for annual meetings or comply with Section 16(c) of the 1940 Act (although the Fund is not one of the trusts described in Section 16(c) of that Act) as well as with Sections 16(a) and, if and when applicable, 16(b). Further, the Fund will act in accordance with the Securities and Exchange Commission's interpretation of the requirements of Section 16(a) with respect to periodic elections of directors and with whatever rules the Commission may promulgate with respect thereto.

         3.8.   The  Fund  shall  use   reasonable   efforts  to  provide   Fund
prospectuses, reports to shareholders, proxy materials and other Fund communications (or camera-ready equivalents) to the Company sufficiently in advance of the Company's mailing dates to enable the Company to complete, at reasonable cost, the printing, assembling and/or distribution of the communications in accordance with applicable laws and regulations.


                   ARTICLE IV. Sales Material and Information

         4.1. The Company shall furnish, or shall cause to be furnished, to the Fund or its designee, each piece of sales literature or other promotional material in which the Fund or the Adviser(s) is named, at least ten Business Days prior to its use. No such material shall be used if the Fund or its designee reasonably objects to such use within ten Business Days after receipt of such material. The Fund and the Adviser(s) shall use their best efforts to review any such material within five Business Days of receipt from the Company.

         4.2. The Company shall not give any information or make any representations or statements on behalf of the Fund or concerning the Fund in connection with the sale of the Contracts other than the information or representations contained in the registration statement or prospectus for the Fund shares, as such registration statement and prospectus may be amended or supplemented from time to time, or in reports or proxy statements for the Fund, or in sales literature or other promotional material approved by the Fund or its designee, except with the permission of the Fund.

         4.3. The Fund or its designee shall furnish, or shall cause to be furnished, to the Company or its designee, each piece of sales literature or other promotional material in which the Company and/or its separate account(s) is named at least ten Business Days prior to its use. No such material shall be used if the Company or its designee reasonably objects to such use within ten Business Days after receipt of such material. The Company shall use its best efforts to review any such material within five Business Days of receipt from the Fund or the Fund's designee.

         4.4. The Fund and the Advisers shall not give any information or make any representations on behalf of the Company or concerning the Company, each Account, or the Contracts, other than the information or representations contained in a registration statement or prospectus for the Contracts, as such registration statement and prospectus may be amended or supplemented from time to time, or in published reports for each Account which are in the public domain or approved by the Company for distribution to Contract owners, or in sales literature or other promotional material approved by the Company or its designee, except with the permission of the Company.

         4.5. The Fund will provide to the Company at least one complete copy of all registration statements, prospectuses, statements of additional information, reports, proxy statements, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Fund or its shares, which are relevant to the Company or the Contracts.

         4.6. The Company will provide to the Fund at least one complete copy of all registration statements, prospectuses, statements of additional information, reports, solicitations for voting instructions, sales literature and other promotional materials, applications for exemptions, requests for no action letters, and all amendments to any of the above, that relate to the investment in the Fund under the Contracts.

         4.7. For purposes of this Article IV, the phrase "sales literature or other promotional material" includes, but is not limited to, any of the following that refer to the Fund or any affiliate of the Fund: advertisements (such as material published, or designed for use in, a newspaper, magazine, or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures, or other public media), sales literature (i.e., any written communication distributed or made generally available to customers or the public, including brochures, circulars, research reports, market letters, form letters, seminar texts, reprints or excerpts of any other advertisement, sales literature, or published article), educational or training materials or other communications distributed or made generally available to some or all agents or employees, and registration statements, prospectuses, statements of additional information, shareholder reports, and proxy materials.



                          ARTICLE V. Fees and Expenses

         5.1. The Fund shall pay no fee or other compensation to the Company under this Agreement, except that if the Fund or any Portfolio adopts and implements a plan pursuant to Rule 12b-1 to finance distribution expenses, then the Underwriter may make payments to the Company or to the underwriter for the Contracts if and in amounts agreed to by the Underwriter in writing.

         5.2. All expenses incident to performance by the Fund under this Agreement shall be paid by the Fund. The Fund shall see to it that all its shares are registered and authorized for issuance in accordance with applicable federal law and, if and to the extent deemed advisable by the Fund, in accordance with applicable state laws prior to their sale. The Fund shall bear the expenses for the cost of registration and qualification of the Fund's shares, preparation and filing of the Fund's prospectus and registration statement, proxy materials and reports, setting the prospectus in type, setting in type and printing the proxy materials and reports to shareholders (including the costs of printing a prospectus that constitutes an annual report), the preparation of all statements and notices required by any federal or state law, and all taxes on the issuance or transfer of the Fund's shares.

         5.3. The Company shall bear the expenses of distributing the Fund's prospectus, proxy materials and reports to owners of Contracts issued by the Company.


                           ARTICLE VI. Diversification

         6.1. The Advisers and the Fund each represent and warrant that they will at all times invest money from the Contracts in such a manner as to ensure that the Contracts will be treated as variable contracts under the Code and the regulations issued thereunder. Without limiting the scope of the foregoing, the Fund will at all times comply with Section 817(h) of the Code and Treasury Regulation 1.817-5, and Treasury interpretations thereof, relating to the diversification requirements for variable annuity, endowment, or life insurance contracts and any amendments or other modifications to such Section or Regulations. In the event of a breach of this Article VI by the Fund, it will take all reasonable steps (a) to notify immediately the Company of such breach and (b) to adequately diversify the Fund so as to achieve compliance within the grace period afforded by Regulation 817-5.


                        ARTICLE VII. Potential Conflicts

         7.1. The Board will monitor the Fund for the existence of any material irreconcilable conflict between the interests of the contract owners of all separate accounts investing in the Fund. An irreconcilable material conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax, or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of any Portfolio are being managed; (e) a difference in voting instructions given by Variable Insurance Product owners; or (f) a decision by a Participating Insurance Company to disregard the voting instructions of contract owners. The Board shall promptly inform the Company if it determines that an irreconcilable material conflict exists and the implications thereof.

         7.2. The Company will report any potential or existing conflicts of which it is aware to the Board. The Company will assist the Board in carrying out its responsibilities under the Shared Funding Exemptive Order, by providing the Board with all information reasonably necessary for the Board to consider any issues raised. This includes, but is not limited to, an obligation by the Company to inform the Board whenever contract owner voting instructions are disregarded.

         7.3. If it is determined by a majority of the Board, or a majority of its disinterested members, that a material irreconcilable conflict exists, the Company and other Participating Insurance Companies shall, at their expense and to the extent reasonably practicable (as determined by a majority of the disinterested directors), take whatever steps are necessary to remedy or eliminate the irreconcilable material conflict, up to and including: (1) withdrawing the assets allocable to some or all of the separate accounts from the Fund or any Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another Portfolio of the Fund, or submitting the question whether such segregation should be implemented to a vote of all affected Contract owners and, as appropriate, segregating the assets of any appropriate group (i.e., annuity contract owners, life insurance policy owners, or variable contract owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected contract owners the option of making such a change; and (2) establishing a new registered management investment company or managed separate account.

         7.4. If a material irreconcilable conflict arises because of a decision by the Company to disregard contract owner voting instructions and that decision represents a minority position or would preclude a majority vote, the Company may be required, at the Fund's election, to withdraw the affected Account's investment in the Fund and terminate this Agreement with respect to such Account (at the Company's expense); provided, however that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested members of the Board.


         7.5. If a material irreconcilable conflict arises because a particular state insurance regulator's decision applicable to the Company conflicts with the majority of other state regulators, then the Company will withdraw the affected Account's investment in the Fund and terminate this Agreement with respect to such Account within six months after the Board informs the Company in writing that it has determined that such decision has created an irreconcilable material conflict; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested members of the Board. Until the end of the foregoing six month period, the Underwriter and Fund shall continue to accept and implement orders by the Company for the purchase (and redemption) of shares of the Fund.

         7.6. For purposes of Sections 7.3 through 7.6 of this Agreement, a majority of the disinterested members of the Board shall determine whether any proposed action adequately remedies any irreconcilable material conflict, but in no event will the Fund be required to establish a new funding medium for the Contracts. The Company shall not be required by Section 7.3 to establish a new funding medium for the Contracts if an offer to do so has been declined by vote of a majority of Contract owners materially adversely affected by the irreconcilable material conflict.

         7.7. If and to the extent that Rule 6e-2 and Rule 6e-3(T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the 1940 Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Shared Funding Exemptive Order) on terms and conditions materially different from those contained in the Shared Funding Exemptive Order, then (a) the Fund and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 and 6e-3(T), as amended, and Rule 6e-3, as adopted, to the extent such rules are applicable; and (b) Sections 3.4, 3.5, 7.1, 7.2, 7.3, 7.4, and 7.5 of this Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.

                          ARTICLE VIII. Indemnification

         8.1.  Indemnification By The Company

         8.1(a) The Company agrees to indemnify and hold harmless the Fund and each member of the Board and officers, and each Adviser and each director and officer of each Adviser, and each person, if any, who controls the Fund or the Adviser within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" and individually, "Indemnified Party," for purposes of this Section 8.1) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Company) or litigation (including legal and other expenses), to which the Indemnified Parties may become subject under any statute, regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements are related to the sale or acquisition of the Fund's shares or the Contracts and:

       (i)  arise out of or are based upon any untrue statements or alleged untrue statements of any material fact contained in the registration statement or prospectus for the Contracts or contained in the Contracts or sales literature for the Contracts (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to the Company by or on behalf of the Fund for use in the registration statement or prospectus for the Contracts or in the Contracts or sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Fund shares; or

              (ii)  arise out of or as a result of statements or representations
                  (other than statements or representations contained in the registration statement, prospectus or sales literature of the Fund not supplied by the Company, or persons under its control and other than statements or representations authorized by the Fund or an Adviser) or unlawful conduct of the Company or persons under its control, with respect to the sale or distribution of the Contracts or Fund shares; or

        (iii) arise out of or as a result of any untrue statement or alleged untrue statement of a material fact contained in a registration statement, prospectus, or sales literature of the Fund or any amendment thereof or supplement thereto or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such a statement or omission was made in reliance upon and in conformity with information furnished to the Fund by or on behalf of the Company; or

       (iv)  arise as a result of any failure by the Company to provide the services and furnish the materials under the terms of this Agreement; or

          (v) arise out of or result from any material breach of any representation and/or warranty made by the Company in this Agreement or arise out of or result from any other material breach of this Agreement by the Company, as limited by and in accordance with the provisions of Sections 8.1(b) and 8.1(c) hereof.

                           8.1(b).  The Company  shall not be liable  under this
                  indemnification provision with respect to any losses, claims, damages, liabilities or litigation incurred or assessed against an Indemnified Party as such may arise from such Indemnified Party's willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement.

                           8.1(c).  The Company  shall not be liable  under this
                  indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Company in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Company of any such claim shall not relieve the Company from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against the
                  Indemnified Parties, the Company shall be entitled to participate, at its own expense, in the defense of such action. The Company also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Company to such party of the Company's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Company will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

                           8.1(d). The Indemnified  Parties will promptly notify
                  the Company of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Fund shares or the Contracts or the operation of the Fund.

                           8.2.  Indemnification by the Advisers

                           8.2(a).  Each  Adviser  agrees,  with respect to each
                  Portfolio that it manages, to indemnify and hold harmless the Company and each of its directors and officers and each person, if any, who controls the Company within the meaning of
                  Section 15 of the 1933 Act (collectively, the "Indemnified Parties" and individually, "Indemnified Party," for purposes of this Section 8.2) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Adviser) or litigation (including legal and other expenses) to which the Indemnified Parties may become subject under any statute, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements are related to the sale or acquisition of shares of the Portfolio that it manages or the Contracts and:

                                            (i) arise  out of or are based  upon
                                    any  untrue   statement  or  alleged  untrue
                                    statement of any material fact  contained in
                                    the registration  statement or prospectus or
                                    sales   literature   of  the  Fund  (or  any
                                    amendment  or   supplement  to  any  of  the
                                    foregoing),  or  arise  out of or are  based
                                    upon the omission or the alleged omission to
                                    state therein a material fact required to be
                                    stated  therein  or  necessary  to make  the
                                    statements therein not misleading,  provided
                                    that this  agreement to indemnify  shall not
                                    apply  as to any  Indemnified  Party if such
                                    statement   or  omission  or  such   alleged
                                    statement  or omission  was made in reliance
                                    upon  and  in  conformity  with  information
                                    furnished to the Fund by or on behalf of the
                                    Company   for   use  in   the   registration
                                    statement or  prospectus  for the Fund or in
                                    sales   literature   (or  any  amendment  or
                                    supplement)   or   otherwise   for   use  in
                                    connection with the sale of the Contracts or Portfolio shares; or

                                            (ii)  arise out of or as a result of
                                    statements  or  representations  (other than
                                    statements or  representations  contained in
                                    the  registration  statement,  prospectus or
                                    sales   literature  for  the  Contracts  not
                                    supplied  by the Fund or  persons  under its
                                    control   and  other  than   statements   or
                                    representations  authorized  by the Company)
                                    or unlawful conduct of the Fund,  Adviser(s)
                                    or   Underwriter   or  persons  under  their
                                    control,   with   respect  to  the  sale  or
                                    distribution of the Contracts or Portfolio shares; or

                                            (iii) arise out of or as a result of
                                    any  untrue   statement  or  alleged  untrue
                                    statement of a material fact  contained in a
                                    registration statement, prospectus, or sales
                                    literature  covering the  Contracts,  or any
                                    amendment thereof or supplement  thereto, or
                                    the  omission  or alleged  omission to state
                                    therein  a  material  fact  required  to  be
                                    stated  therein  or  necessary  to make  the
                                    statement   or   statements    therein   not
                                    misleading,  if such  statement  or omission
                                    was  made  in  reliance   upon   information
                                    furnished to the Company by or on behalf of the Fund; or

                                            (iv)   arise  as  a  result  of  any
                                    failure by the Fund to provide the services and furnish the materials under the terms of this Agreement; or

                                            (v) arise out of or result  from any
                                    material breach of any representation and/or
                                    warranty   made  by  the   Adviser  in  this
                                    Agreement or arise out of or result from any
                                    other  material  breach of this Agreement by
                                    the Adviser  (including  a failure,  whether
                                    unintentional or in good faith or otherwise,
                                    to   comply    with   the    diversification
                                    requirements of Article IV or the Subchapter
                                    M qualification of Section 2.3 of this Agreement); as limited by and in accordance with the provisions of Sections 8.2(b) and 8.2(c) hereof.

                           8.2(b).  An  Adviser  shall not be liable  under this
                  indemnification provision with respect to any losses, claims, damages, liabilities or litigation incurred or assessed against an Indemnified Party as such may arise from such Indemnified Party's willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations and duties under this Agreement.

                           8.2(c).  An  Adviser  shall not be liable  under this
                  indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Adviser in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Adviser of any such claim shall not relieve the Adviser from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against the
                  Indemnified Parties, the Adviser will be entitled to participate, at its own expense, in the defense thereof. The Adviser also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Adviser to such party of the Adviser's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Adviser will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

                           8.2(d).  The  Company  agrees  promptly to notify the
                  Adviser of the commencement of any litigation or proceedings against it or any of its officers or directors in connection with the issuance or sale of the Contracts or the operation of each Account.

                           8.3.  Indemnification by the Fund

                           8.3(a).   The  Fund  agrees  to  indemnify  and  hold
                  harmless the Company, and each of its directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (hereinafter collectively, the "Indemnified Parties" and individually, "Indemnified Party," for purposes of this Section 8.3) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the
                  Fund) or litigation (including legal and other expenses) to which the Indemnified Parties may become subject under any statute, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements result from the gross negligence, bad faith or willful misconduct of the Board or any member thereof, are related to the operations of the Fund and:

                                                     (i)  arise as a  result  of
                                    any failure by the Fund to provide the services and furnish the materials under the terms of this Agreement; or

                                                     (ii) arise out of or result
                                    from   any    material    breach    of   any
                                    representation and/or warranty made by the Fund in this Agreement or arise out of or result from any other material breach of this Agreement by the Fund (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversifictation requirements of Article IV or the Subchapter M qualification of Section
                                    2.3 of this Agreement);

                           8.3(b).  The Fund  shall  not be  liable  under  this
                  indemnification provision with respect to any losses, claims, damages, liabilities or litigation incurred or assessed against an Indemnified Party as may arise from such Indemnified Party's willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations and duties under this Agreement.

                           8.3(c).  The Fund  shall  not be  liable  under  this
                  indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Fund in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Fund of any such claim shall not relieve the Fund from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against the Indemnified Parties, the Fund will be entitled to participate, at its own expense, in the defense thereof. The Fund also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Fund to such party of the Fund's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Fund will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

                           8.3(d).  The  Company  agrees  promptly to notify the
                  Fund of the commencement of any litigation or proceedings against it or any of its respective officers or directors in connection with this Agreement, the issuance or sale of the Contracts, with respect to the operation of either Account, or the sale or acquisition of shares of the Fund.

                                                     ARTICLE IX. Applicable Law

                           9.1. This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of New York.

                           9.2. This Agreement shall be subject to the provisions of the 1933, 1934 and 1940 Acts, and the rules and regulations and rulings thereunder, including such exemptions from those statutes, rules and regulations as the Securities and Exchange Commission may grant (including, but not limited to, the Shared Funding Exemptive Order) and the terms hereof shall be interpreted and construed in accordance therewith.


                                                       ARTICLE X. Termination

                           10.1. This Agreement shall continue in full force and
                  effect until the first to occur of:

                           (a)      termination by any party for any reason by
ninety (90) days advance written
                  notice delivered to the other parties; or

                           (b) termination by the Company by written notice to the Fund and the Adviser with respect to any Portfolio based upon the Company's determination that shares of such Portfolio is not reasonably available to meet the requirements of the Contracts; or

                           (c) termination by the Company by written notice to the Fund and the Adviser with respect to any Portfolio in the event any of the Portfolio's shares are not registered, issued or sold in accordance with applicable state and/or federal law or such law precludes the use of such shares as the underlying investment media of the Contracts issued or to be issued by the Company; or

                           (d) termination by the Company by written notice to the Fund and the Adviser with respect to any Portfolio in the event that such Portfolio ceases to qualify as a Regulated Investment Company under Subchapter M of the Code or under any successor or similar provision, or if the Company reasonably believes that the Fund may fail to so qualify; or

                           (e) termination by the Company by written notice to the Fund and the Adviser with respect to any Portfolio in the event that such Portfolio falls to meet the diversification requirements specified in Article VI hereof; or

                           (f) termination by either the Fund by written notice to the Company if the Fund shall determine, in its sole judgment exercised in good faith, that the Company and/or its affiliated companies has suffered a material adverse change in its business, operations, financial condition or prospects since the date of this Agreement or is the subject of material adverse publicity, or

                           (g) termination by the Company by written notice to the Fund and the Adviser, if the Company shall determine, in its sole judgment exercised in good faith, that either the Fund or the Adviser has suffered a material adverse change in its business, operations, financial condition or prospects since the date of this Agreement or is the subject of material adverse publicity; or

                           (h) termination by the Fund or the Adviser by written
                  notice to the Company, if the Company gives the Fund and the Adviser the written notice specified in Section 1.6 hereof and at the time such notice was given there was no notice of termination outstanding under any other provision of this
                  Agreement;   provided,  however  any  termination  under  this
                  Section 10.1(h) shall be effective forty five 45 days after the notice specified in Section 1.6 was given.

                           10.2.   Notwithstanding   any   termination  of  this
                  Agreement, the Fund shall at the option of the Company, continue to make available additional shares of the Fund pursuant to the terms and conditions of this Agreement, for all Contracts in effect on the effective date of termination of this Agreement (hereinafter referred to as "Existing, Contracts"). Specifically, without limitation, the owners of the Existing Contracts shall be permitted to direct reallocation of investments in the Fund, redemption of investments in the Fund and/or investment in the Fund upon the making of additional purchase payments under the Existing Contracts. The parties agree that this Section 10.2 shall not apply to any terminations under Article VII and the effect of such Article VII terminations shall be governed by Article VII of this Agreement.

                           10.3. The Company shall not redeem Fund shares attributable to the Contracts (as distinct from Fund shares attributable to the Company's assets held in the Account) except (i) as necessary to implement Contract Owner initiated or approved transactions, or (ii) as required by state and/or federal laws or regulations or judicial or other legal precedent of general application (hereinafter referred to as a "Legally Required Redemption") or (iii) as permitted by an order of the Securities and Exchange Commission pursuant to
                  Section 26(b) of the 1940 Act. Upon request, the Company will promptly furnish to the Fund the opinion of counsel for the Company (which counsel shall be reasonably satisfactory to the
                  Fund) to the effect  that any  redemption  pursuant  to clause
                  (ii) above is a Legally Required Redemption. Furthermore, except in cases where permitted under the terms of the Contracts, the Company shall not prevent Contract Owners from allocating payments to a Portfolio that was otherwise available under the Contracts without first giving the Fund 90 days prior written notice of its intention to do so.

ARTICLE XI.  Notices

                           Any notice shall be  sufficiently  given when sent by
                  registered or certified mail to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party.

                           If to the Fund:

                                    Morgan Stanley Universal Funds, Inc.
                                    1221 Avenue of the Americas
                                    New York, New York  10020
                                    Attention:  Secretary

                           If to Adviser:

                                    Morgan Stanley Asset Management Inc.
                                    1221 Avenue of the Americas
                                    New York, New York  10020
                                    Attention: Harold J. Schaaff, Jr., Esq.

                           If to Adviser:

                                    Miller Anderson & Sherrerd, LLP
                                    One Tower Bridge
                                    West Conshohocken, Pennsylvania  19428
                                    Attention: Lorraine Truten

                           If to the Company:

                 Transamerica Life Insurance and Annuity Company
                                    1150 South Olive Street
                                    Los Angeles, California  90015
                                    Attention: Corporate Secretary


                                                     ARTICLE XII. Miscellaneous

                           12.1. All persons dealing with the Fund must look solely to the property of the Fund for the enforcement of any claims against the Fund as neither the Board, officers, agents or shareholders assume any personal liability for obligations entered into on behalf of the Fund.

                           12.2. Subject to the requirements of legal process and regulatory authority, each party hereto shall treat as confidential the names and addresses of the owners of the Contracts and all information reasonably identified as confidential in writing by any other party hereto and, except as permitted by this Agreement, shall not disclose, disseminate or utilize such names and addresses and other confidential information until such time as it may come into the public domain without the express written consent of the affected party.

                           12.3. The captions in this Agreement are included for
                  convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

                           12.4. This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

                           12.5. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

                           12.6. Each party hereto shall cooperate with each other party and all appropriate governmental authorities (including without limitation the Securities and Exchange Commission, the National Association of Securities Dealers and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby. Notwithstanding the generality of the foregoing, each party hereto further agrees to furnish the California Insurance Commissioner with any information or reports in connection with services provided under this Agreement which such Commissioner may request in order to ascertain whether the insurance operations of the Company are being conducted in a manner consistent with the California Insurance Regulations and any other applicable law or regulations.

                           12.7. The rights,  remedies and obligations contained
                  in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations at law or in equity, which the parties hereto are entitled to under state and federal laws.

                           12.8. This Agreement or any of the rights and obligations hereunder may not be assigned by any party without the prior written consent of all parties hereto; provided, however, that an Adviser may assign this Agreement or any rights or obligations hereunder to any affiliate of or company under common control with the Adviser, if such assignee is duly licensed and registered to perform the obligations of the Adviser under this Agreement.

                           12.9. The Company shall furnish, or shall cause to be
                  furnished, to the Fund or its designee copies of the following reports:

                                    (a) the Company's annual statement (prepared
                           under statutory accounting principles) and annual report (prepared under generally accepted accounting principles ("GAAP"), if any), as soon as practical and in any event within 90 days after the end of each fiscal year;

                                    (b)  the  Company's   quarterly   statements
                           (statutory) (and GAAP, if any), as soon as practical and in any event within 45 days after the end of each quarterly period:

                                    (c)   any   financial    statement,    proxy
                           statement, notice or report of the Company sent to stockholders and/or policyholders, as soon as practical after the delivery thereof to stockholders;

                                    (d)  any  registration   statement  (without
                           exhibits) and financial reports of the Company filed with the Securities and Exchange Commission or any state insurance regulator, as soon as practical after the filing thereof;

                                    (e)  any  other  report   submitted  to  the
                           Company by independent accountants in connection with any annual, interim or special audit made by them of the books of the Company, as soon as practical after the receipt thereof.

                           IN WITNESS  WHEREOF,  each of the parties  hereto has
                  caused this Agreement to be executed in its name and on its behalf by its duly authorized representative and its seal to be hereunder affixed hereto as of the date specified above.

                  TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY


                  By:      ______________________________
                           Name:
                           Title:



                  MORGAN STANLEY UNIVERSAL FUNDS, INC.


                  By:      ______________________________
                           Name:
                           Title:



                  MORGAN STANLEY ASSET MANAGEMENT INC.


                  By:      ______________________________
                           Name:
                           Title:



                  MILLER ANDERSON & SHERRERD, LLP


                  By:      ______________________________
                           Name:
                           Title:

PartTrans.doc


                                   SCHEDULE A

                                                 SEPARATE ACCOUNTS AND CONTRACTS


Name of Separate Account    Form Number and Name of Contract Funded by Separate
                                                             -------------------
                            Account
Sep Acct VA-6
                            Variable Annuity - Products A, B and C
                            (A)  Policy Form No. TCG - 311-197
                            (B)  Policy Form No. - Not yet assigned
                            (C)  Policy Form No. TCG - 313-197

                                   SCHEDULE B

                          PORTFOLIOS OF MORGAN STANLEY
                              UNIVERSAL FUNDS, INC.



Fixed Income Portfolio
High Yield Portfolio
International Magnum Portfolio

                                   SCHEDULE C

                             PROXY VOTING PROCEDURES

The following is a list of procedures and corresponding responsibilities for the handling of proxies and voting instructions relating to the Fund. The defined terms herein shall have the meanings assigned in the Participation Agreement except that the term "Company" shall also include the department or third party assigned by the Company to perform the steps delineated below.

 .        The proxy  proposals  are given to the  Company by the Fund as early as possible before the date set by the Fund for the shareholder meeting to enable the Company to consider and prepare for the solicitation of voting instructions from owners of the Contracts and to facilitate the establishment of tabulation procedures. At this time the Fund will inform the Company of the Record, Mailing and Meeting dates.
         This will be done verbally approximately two months before meeting.

 .        Promptly  after the Record Date, the Company will perform a "tape run", or other activity, which will generate the names, addresses and number of units which are attributed to each contract owner/policyholder (the "Customer") as of the Record Date. Allowance should be made for account adjustments made after this date that could affect the status of the Customers' accounts as of the Record Date.

         Note: The number of proxy statements is determined by the activities described in this Step #2. The Company will use its best efforts to call in the number of Customers to the Fund , as soon as possible, but no later than two weeks after the Record Date.

 .        The Fund's  Annual  Report must be sent to each Customer by the Company either before or together with the Customers' receipt of voting, instruction solicitation material. The Fund will provide the last Annual Report to the Company pursuant to the terms of Section 3.3 of the Agreement to which this Schedule relates.

 .        The text and  format  for the  Voting  Instruction  Cards  ("Cards"  or
         "Card") is provided to the Company by the Fund. The Company, at its expense, shall produce and personalize the Voting Instruction Cards. The Fund or its affiliate must approve the Card before it is printed. Allow approximately 2-4 business days for printing information on the Cards. Information commonly found on the Cards includes:






                                       C-1
         .        name (legal name as found on account registration)
         .        address
         .        fund or account number
         .        coding to state number of units
         .        individual Card number for use in tracking and verification of votes (already on Cards as
                  printed by the Fund).

(This and related steps may occur later in the chronological process due to possible uncertainties relating to the proposals.)

 .        During this time, the Fund will develop, produce and pay for the Notice of Proxy and the Proxy Statement (one document). Printed and folded notices and statements will be sent to Company for insertion into envelopes (envelopes and return envelopes are provided and paid for by the Company). Contents of envelope sent to Customers by the Company will include:

         .        Voting Instruction Card(s)
         .        One proxy notice and statement (one document)
         .        return envelope (postage pre-paid by Company) addressed to the
Company or its tabulation agent
         .        "urge buckslip" - optional, but recommended. (This is a small, single sheet of paper that
                  requests  Customers  to vote as quickly as  possible  and that their  vote is  important.  One copy will be  supplied  by the
                  Fund.)
         .        cover letter - optional, supplied by Company and reviewed and approved in advance by the Fund.

 .        The above contents should be received by the Company  approximately 3-5 business days before mail date. Individual in charge at Company reviews and approves the contents of the mailing package to ensure correctness and completeness. Copy of this approval sent to the Fund.

 .        Package mailed by the Company.
         * The Fund must allow at least a 15-day solicitation time to the Company as the shareowner. (A 5-week period is recommended.) Solicitation time is calculated as calendar days from (but not including,) the meeting, counting backwards.

 .        Collection  and  tabulation of Cards begins.  Tabulation  usually takes place in another department or another vendor depending on process used. An often used procedure is to sort Cards on arrival by proposal into vote categories of all yes, no, or mixed replies, and to begin data entry.

         Note: Postmarks are not generally needed. A need for postmark information would be due to an insurance company's internal procedure and has not been required by the Fund in the past.

 .        Signatures on Card checked against legal name on account registration which was printed on the Card.
         Note: For Example, if the account registration is under "John A. Smith, Trustee," then that is the exact legal name to be printed on the Card and is the signature needed on the Card.

 .        If Cards are  mutilated,  or for any  reason are  illegible  or are not signed properly, they are sent back to Customer with an explanatory letter and a new Card and return envelope. The mutilated or illegible Card is disregarded and considered to be not received for purposes of vote tabulation. Any Cards that have been "kicked out" (e.g. mutilated, illegible) of the procedure are "hand verified," i.e., examined as to why they did not complete the system. Any questions on those Cards are usually remedied individually.

 .        There are various control  procedures used to ensure proper  tabulation of votes and accuracy of that tabulation. The most prevalent is to sort the Cards as they first arrive into categories depending upon their vote; an estimate of how the vote is progressing may then be calculated. If the initial estimates and the actual vote do not coincide, then an internal audit of that vote should occur. This may entail a recount.

 .       The actual tabulation of votes is done in units which is then converted to shares. (It is very important
         that the Fund receives the tabulations stated in terms of a percentage and the number of shares.) The
         Fund must review and approve tabulation format.

 .        Final tabulation in shares is verbally given by the Company to the Fund on the morning of the meeting not later than 10:00 a.m. Eastern time. The Fund may request an earlier deadline if reasonable and if required to calculate the vote in time for the meeting.

 .        A  Certification  of Mailing and  Authorization  to Vote Shares will be required from the Company as well as an original copy of the final vote. The Fund will provide a standard form for each Certification.

 .        The Company will be required to box and archive the Cards received from the Customers. In the event that any vote is challenged or if otherwise necessary for legal, regulatory, or accounting purposes, the Fund will be permitted reasonable access to such Cards.

 .        All approvals and "signing-off' may be done orally, but must always be followed up in writing.

                             PARTICIPATION AGREEMENT


                                      Among


                      MORGAN STANLEY UNIVERSAL FUNDS, INC.,

                      MORGAN STANLEY ASSET MANAGEMENT INC.

                         MILLER ANDERSON & SHERRERD, LLP

                                       and

                 TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY

                                   DATED AS OF

                                DECEMBER 15, 1997











PartTran.doc

10

                             PARTICIPATION AGREEMENT

                                  By and Among

                             OCC ACCUMULATION TRUST

                                       And

                 TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY

                                       And

                                OCC DISTRIBUTORS

                                       And

                                 OpCap Advisors


                  THIS AGREEMENT, made and entered into this 18th day of December, 1997, by and among Transamerica Life Insurance and Annuity Company, a North Carolina Corporation (hereinafter the "Company"), on its own behalf and on behalf of each separate account of the Company named in Schedule 1 to this Agreement, as may be amended from time to time (each account referred to as the "Account"), OCC ACCUMULATION TRUST, an open-end diversified management investment company organized under the laws of the State of Massachusetts (hereinafter the "Fund"), OpCap Advisors (hereinafter the "Adviser") and OCC DISTRIBUTORS, a Delaware general partnership (hereinafter the "Underwriter").

                  WHEREAS, the Fund engages in business as an open-end diversified, management investment company and was established for the purpose of serving as the investment vehicle for separate accounts established for variable life insurance contracts and variable annuity contracts to be offered by insurance companies which have entered into participation agreements substantially identical to this Agreement (hereinafter "Participating Insurance Companies"); and

                  WHEREAS, beneficial interests in the Fund are divided into several series of shares, each representing the interest in a particular managed portfolio of securities and other assets (the "Portfolios"); and

                  WHEREAS, the Fund has obtained an order from the Securities & Exchange Commission (alternatively referred to as the "SEC" or the "Commission"), dated February 22, 1995 (File No. 812-9290), granting Participating Insurance Companies and variable annuity separate accounts and variable life insurance separate accounts relief from the provisions of Sections 9(a), 13(a), 15(a), and 15(b) of the Investment Company Act of 1940, as amended, (hereinafter the "1940 Act") and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, to the extent necessary to permit shares of the Fund to be sold to and held by variable annuity separate accounts and variable life insurance separate accounts of both affiliated and unaffiliated Participating Insurance Companies and qualified pension and retirement plans (hereinafter the "Mixed and Shared Funding Exemptive Order");and

                  WHEREAS, the Fund is registered as an open-end management investment company under the 1940 Act and its shares are registered under the Securities Act of 1933, as amended (hereinafter the "1933 Act"); and

                  WHEREAS, the Company has registered or will register certain variable annuity or life insurance contracts (the "Contracts") under the 1933 Act; and

                  WHEREAS, the Account is a duly organized, validly existing segregated asset account, established by resolution of the Board of Directors of the Company under the insurance laws of the State of North Carolina, to set aside and invest assets attributable to the Contracts; and

                  WHEREAS, the Company has registered the Account as a unit investment trust under the 1940 Act;
and

                  WHEREAS, the Underwriter is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as amended (hereinafter the "1934 Act"), and is a member in good standing of the National Association of Securities Dealers, Inc. (hereinafter "NASD"); and

                  WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Company intends to purchase shares in the Portfolios named in Schedule 2 on behalf of the Account to fund the Contracts and the Underwriter is authorized to sell such shares to unit investment trusts such as the Account at net asset value;

                  WHEREAS, the Company may contract with an Administrator to perform certain services with regard to the Contracts and, therefore, certain obligations and services of the Adviser and/or Trust should be directed to the Administrator, as directed by the Company;

                  NOW, THEREFORE, in consideration of their mutual promises, the Company, the Fund and the Underwriter agree as follows:

ARTICLE I.   Sale of Fund Shares

                  1.1. The Underwriter agrees to sell to the Company those shares of the Fund which the Company or its Administrator orders on behalf of the Account, executing such orders on a daily basis at the net asset value next computed after receipt and acceptance by the Fund or its agent of the order for the shares of the Fund. For purposes of this Section 1.1, the Company or its Administrator shall be the designee of the Fund for receipt of such orders from each Account and receipt by such designee shall constitute receipt by the Fund; provided that the Fund receives notice of such order by 10:00 a.m. Eastern Time on the next following Business Day. "Business Day" shall mean any day on which the New York Stock Exchange is open for trading.

                  1.2. The Company shall pay for Fund shares on the next Business Day after it places an order to purchase Fund shares in accordance with
Section 1.1 hereof. Payment shall be in federal funds transmitted by wire.

                  1.3. The Fund agrees to make its shares available indefinitely for purchase at the applicable net asset value per share by Participating Insurance Companies and their separate accounts each Business Day; provided, however, that the Board of Trustees of the Fund (hereinafter the "Directors") may refuse to sell shares of any Portfolio to any person, or suspend or terminate the offering of shares of any Portfolio if such action is required by law or by regulatory authorities having jurisdiction or is, in the sole discretion of the Directors, acting in good faith and in light of their fiduciary duties under federal and any applicable state laws, necessary in the best interests of the shareholders of any Portfolio.

                  1.4. The Fund and the Underwriter agree that shares of the Fund shall be sold only to Participating Insurance Companies and their separate accounts, qualified pension and retirement plans or such other persons as are permitted under applicable provisions of the Internal Revenue Code of 1986, as amended, (the "Internal Revenue Code"), and regulations promulgated thereunder, the sale to which will not impair the tax treatment currently afforded the contracts. No shares of any Portfolio shall be sold to the general public.

                  1.5. The Fund and the Underwriter shall not sell Fund shares to any insurance company or separate account unless an agreement containing provisions substantially the same as Articles I, III, V, VI and VII of this Agreement are in effect to govern such sales. The Fund shall make available upon written request from the Company (i) a list of all other Participating Insurance Companies and (ii) a copy of the Participation Agreement executed by any other Participating Insurance Company.

                  1.6. The Fund agrees to redeem for cash, upon the Company's request, any full or fractional shares of the Fund held by the Company, executing such requests on a daily basis at the net asset value next computed after receipt and acceptance by the Fund or its agent of the request for redemption. For purposes of this Section 1.6, the Company or its Administrator shall be the designee of the Fund for receipt of requests for redemption from each Account and receipt by such designee shall constitute receipt by the Fund; provided the Fund receives notice of request for redemption by 10:00 a.m. Eastern Time on the next following Business Day. Payment shall be in federal funds transmitted by wire to the Company's account as designated by the Company in writing from time to time, on the same Business Day the Fund receives notice of the redemption order from the Company except that the Fund reserves the right to delay payment of redemption proceeds, but in no event may such payment be delayed longer than the period permitted under Section 22(e) of the 1940 Act. Neither the Fund nor the Underwriter shall bear any responsibility whatsoever for the proper disbursement or crediting of redemption proceeds to Contract owners; the Company alone shall be responsible for such action. If notification of redemption is received after 10:00 a.m. Eastern Time, payment for redeemed shares will be made on the next following Business Day.

                  1.7. The Company agrees to purchase and redeem the shares of the Portfolios named in Schedule 2 offered by the then current prospectus of the Fund in accordance with the provisions of such prospectus. The Company agrees that all net amounts available under the Contracts shall be invested in the Fund, or in the Company's general account; provided that such amounts may also be invested in an investment company other than the Fund if (a) such other investment company, or series thereof, has investment objectives or policies that are substantially different from the investment objectives and policies of the Portfolios of the Fund named in Schedule 2; or (b) the Company gives the Fund and the Underwriter 45 days written notice of its intention to make such other investment company available as a funding vehicle for the Contracts; or
(c) such other investment company was available as a funding vehicle for the Contracts prior to the date of this Agreement and the Company so informs the Fund and Underwriter prior to their signing this Agreement; or (d) the Fund or Underwriter consents in writing to the use of such other investment company.

                  1.8. Issuance and transfer of the Fund's shares will be by book entry only. Stock certificates will not be issued to the Company or any Account. Purchase and redemption orders for Fund shares will be recorded in an appropriate title for each Account or the appropriate subaccount of each Account.

                  1.9.  The  Fund  shall  furnish   notice  to  Company  or  its
Administrator by Company, two days prior to the distribution of any income, dividends or capital gain distributions payable on the Fund's shares. The Company hereby elects to receive all such dividends and distributions as are payable on the Portfolio shares in the form of additional shares of that Portfolio. The Company reserves the right to revoke this election and to receive all such dividends and distributions in cash. The Fund shall notify the Company of the number of shares so issued as payment of such dividends and distributions the day of distribution when it reports the Portfolio's NAV pursuant to Section 1.10.

                  1.10. The Fund shall report the net asset value per share for each Portfolio to the Company or its Administrator, as directed by Company, on a daily basis as soon as reasonably practical after the net asset value per share is calculated and shall use its best efforts to make such net asset value per share available by 5:30 p.m., Eastern Time, each business day. If the Fund provides materially incorrect share net asset value information, the Fund shall make an adjustment to the number of shares purchased or redeemed for the Accounts to reflect the correct net asset value per share. Any material error in the calculation or reporting of net asset value per share, dividend or capital gains information shall be reported promptly upon discovery to the Company.

ARTICLE II.  Representations and Warranties

                  2.1. The Company represents and warrants that the Contracts are or will be registered under the 1933 Act and that the Contracts will be issued and sold in compliance with all applicable federal and state laws. The Company further represents and warrants that it is an insurance company duly organized and in good standing under applicable law and that it has legally and validly established each Account as a segregated asset account under applicable state law and has registered each Account as a unit investment trust in accordance with the provisions of the 1940 Act to serve as segregated investment accounts for the Contracts, and that it will maintain such registration for so long as any Contracts are outstanding. The Company shall amend the registration statement under the 1933 Act for the Contracts and the registration statement under the 1940 Act for the Account from time to time as required in order to effect the continuous offering of the Contracts or as may otherwise be required by applicable law. The Company shall register and qualify the Contracts for sale in accordance with the securities laws of the various states only if and to the extent deemed necessary by the Company.

                  2.2. The Company represents that the Contracts are currently and at the time of issuance will be treated as life insurance or annuity contracts under Sections 7702 or 72 of the Internal Revenue Code and that it will maintain such treatment and that it will notify the Fund and the Underwriter immediately upon having a reasonable basis for believing that the Contracts have ceased to be so treated or that they might not be so treated in the future.

                  2.3. The Fund and Adviser represent and warrant that Fund shares sold pursuant to this Agreement shall be registered under the 1933 Act and duly authorized for issuance in accordance with applicable law and that the Fund is and shall remain registered under the 1940 Act for as long as the Fund shares are sold. The Fund shall amend the registration statement for its shares under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its shares. The Fund shall register and qualify the shares for sale in accordance with the laws of the various states only if and to the extent deemed advisable by the Fund or the Underwriter.

                  2.4. The Fund and Adviser represent and warrant that the Fund and each of the Portfolios is currently qualified as a Regulated Investment Company under Subchapter M of the Internal Revenue Code, and that they will maintain such qualification (under Subchapter M or any successor or similar provision) (or correct any failure during the applicable grace period) and that they will notify the Company immediately upon having a reasonable basis for believing that it has ceased to so qualify or that it might not so qualify in the future.

                  2.5. The Fund represents that its investment objectives, policies and restrictions comply with applicable state investment laws as they may apply to the Fund. The Fund makes no representation as to whether any aspect of its operations (including, but not limited to, fees and expenses and investment policies) complies with the insurance laws and regulations of any state. The Company alone shall be responsible for informing the Fund of any insurance restrictions imposed by state insurance laws which are applicable to the Fund. To the extent feasible and consistent with market conditions, the Fund will adjust its investments to comply with the aforementioned state insurance laws upon written notice from the Company of such requirements and proposed adjustments, it being agreed and understood that in any such case the Fund shall be allowed a reasonable period of time under the circumstances after receipt of such notice to make any such adjustment.

                  2.6. The Fund currently does not intend to make any payments to finance distribution expenses pursuant to Rule 12b-1 under the 1940 Act or otherwise, although it may make such payments in the future. To the extent that it decides to finance distribution expenses pursuant to Rule 12b-1, the Fund undertakes to have its Board of Trustees, a majority of whom are not interested persons of the Fund, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

                  2.7. The Underwriter represents and warrants that it is a member in good standing of the National Association of Securities Dealers, Inc., ("NASD") and is registered as a broker-dealer with the SEC. The Underwriter further represents that it will sell and distribute the Fund shares in accordance with all applicable federal and state securities laws, including without limitation the 1933 Act, the 1934 Act, and the 1940 Act.

                  2.8. The Fund represents that it is lawfully organized and validly existing under the laws of Massachusetts and that it does and will comply with applicable provisions of the 1940 Act.

                  2.9. The Underwriter and the Adviser represent and warrant that Adviser is and shall remain duly registered under all applicable federal and state securities laws and that the Adviser will perform its obligations to the Fund in accordance with the laws of Massachusetts and any applicable state and federal securities laws.

                  2.10. The Fund, Adviser and Underwriter represent and warrant that all of their directors, officers, employees, investment advisers, and other individuals/entities having access to the funds and/or securities of the Fund are and continue to be at all times covered by a blanket fidelity bond or similar coverage for the benefit of the Fund in an amount not less than the minimal coverage as required currently by Rule 17g-(1) of the 1940 Act or related provisions as may be promulgated from time to time. The aforesaid Bond includes coverage for larceny and embezzlement and is issued by a reputable bonding company.

                  2.11. The Company represents and warrants that all of its directors, officers, employees, investment advisers, and other individuals/entities dealing with the money and/or securities of the Fund are covered by a blanket fidelity bond or similar coverage for the benefit of the Fund, in an amount not less than $5 million. The aforesaid includes coverage for larceny and embezzlement and is issued by a reputable bonding company. The Company agrees to make all reasonable efforts to see that this bond or another bond containing these provisions is always in effect, and agrees to notify the Fund and the Underwriter in the event that such coverage no longer applies.

ARTICLE III.  Prospectuses and Proxy Statements; Voting

                  3.1. The Underwriter shall provide the Company, at the Company's expense, with as many copies of the current prospectuses for the Portfolios listed on Schedule 2 as the Company may reasonably request for use with prospective contractowners and applicants. The Underwriter shall print and distribute, at the Fund's or Underwriter's expense, as many copies of said prospectuses as necessary for distribution to existing contractowners or participants. If requested by the Company in lieu thereof, the Fund shall provide such documentation including a final copy of a current prospectus set in type at the Fund's expense and other assistance as is reasonably necessary in order for the Company at least annually (or more frequently if the said prospectuses are amended more frequently) to have the new prospectus for the Contracts and the Portfolios' new prospectuses printed together in one document. In such case the Fund shall bear its share of expenses as described above.

                  3.2. The Fund's prospectus shall state that the Statement of Additional Information for the Fund is available from the Underwriter or alternatively from the Company (or, in the Fund's discretion, the Prospectus shall state that such Statement is available from the Fund), and the Underwriter (or the Fund) shall provide such Statement, at its expense, to the Company and to any owner of or participant under a Contract who requests such Statement or, at the Company's expense, to any prospective contractowner and applicant who requests such statement.

                  3.3. The Fund, at its expense, shall provide the Company with copies of proxy material, if any, reports to shareholders and other communications to shareholders with regard to the Portfolios listed in Schedule 2 in such quantity as the Company shall reasonably require and shall bear the costs of distributing them to existing contractowners or participants.

                  3.4. If and to the extent required by law the Company shall:

                         (i)        solicit voting instructions from contract
owners or participants;

                         (ii) vote the Fund shares held in the Account in accordance with instructions received from contractowners or participants; and

                         (iii) vote Fund shares held in the Account for which no timely instructions have been received, in the same proportion as Fund shares of such Portfolio for which instructions have been received from the Company's contractowners or participants;

so long as and to the extent that the SEC continues to interpret the 1940 Act to require pass through voting privileges for variable contractowners. The Company reserves the right to vote Fund shares held in any segregated asset account in its own right, to the extent permitted by law. Participating Insurance Companies shall be responsible for assuring that each of their separate accounts participating in the Fund calculates voting privileges in a manner consistent with other Participating Insurance Companies.

                  3.5. The Fund will comply with all provisions of the 1940 Act requiring voting by shareholders, and in particular as required, the Fund will either provide for annual meetings or comply with Section 16(c) of the 1940 Act (although the Fund is not one of the trusts described in Section 16(c) of that Act) as well as with Sections 16(a) and, if and when applicable, 16(b). Further, the Fund will act in accordance with the SEC interpretation of the requirements of Section 16(a) with respect to periodic elections of directors and with whatever rules the Commission may promulgate with respect thereto.

ARTICLE IV.  Sales Material and Information

                  4.1. The Company shall furnish, or shall cause to be furnished, to the Fund or the Underwriter, each piece of sales literature or other promotional material in which the Fund or the Fund's adviser or the Underwriter is named, at least five business days prior to its use. No such material shall be used if the Fund or the Underwriter reasonably objects in writing to such use within fifteen business days after receipt of such material.

                  4.2. The Company shall not give any information or make any representations or statements on behalf of the Fund or concerning the Fund in connection with the sale of the Contracts other than the information or representations contained in the registration statement or prospectus for the Fund shares, as such registration statement and prospectus may be amended or supplemented from time to time, or in reports or proxy statements for the Fund, or in sales literature or other promotional material approved by the Fund or by the Underwriter, except with the permission of the Fund or the Underwriter. The Fund and the Underwriter agree to respond to any request for approval on a prompt and timely basis.

                  4.3. The Fund or the Underwriter shall furnish, or shall cause to be furnished, to the Company or its designee, each piece of sales literature or other promotional material in which the Company or its separate account is named, at least fifteen business days prior to its use. No such material shall be used if the Company reasonably objects in writing to such use within fifteen business days after receipt of such material.

                  4.4. The Fund and the Underwriter shall not give any information or make any representations on behalf of the Company or concerning the Company, each Account, or the Contracts other than the information or representations contained in a registration statement or prospectus for the Contracts, as such registration statement and prospectus may be amended or supplemented from time to time, or in published reports for each Account which are in the public domain or approved by the Company for distribution to contractowners or participants, or in sales literature or other promotional material approved by the Company, except with the permission of the Company. The Company agrees to respond to any request for approval on a prompt and timely basis.

                  4.5. The Fund will provide to the Company at least one complete copy of all registration statements, prospectuses, statements of additional information, reports, proxy statements, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Fund or its shares, contemporaneously with the filing of such document with the SEC or other regulatory authorities.

                  4.6.  The  Company  will  provide  to the  Fund at  least  one complete copy of all registration statements, prospectuses, statements of additional information, reports, solicitations for voting instructions, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Contracts or each Account, contemporaneously with the filing of such document with the SEC or other regulatory authorities.

                  4.7. For purposes of this Article IV, the phrase "sales literature or other promotional material" includes, but is not limited to, advertisements (such as material published, or designed for use in, a newspaper, magazine, or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures, or other public media), sales literature (i.e., any written communication distributed or made generally available to customers or the public, including brochures, circulars, research reports, market letters, form letters, seminar texts, reprints or excerpts of any other advertisement, sales literature, or published article), educational or training materials or other communications distributed or made generally
available  to  some  or  all  agents  or  employees,   registration  statements,
prospectuses, statements of additional information, shareholder reports, and proxy materials and any other material constituting sales literature or advertising under NASD rules, the 1940 Act or the 1933 Act.

ARTICLE V.  Fees and Expenses

                  5.1. The Fund and Underwriter shall pay no fee or other compensation to the Company under this Agreement, except that if the Fund or any Portfolio adopts and implements a plan pursuant to Rule 12b-1 to finance distribution expenses, then, subject to obtaining any required exemptive orders or other regulatory approvals, the Underwriter may make payments to the Company or to the underwriter for the Contracts if and in amounts agreed to by the Underwriter in writing. Currently, no such payments are contemplated.

                  5.2. All expenses incident to performance by the Fund of this Agreement shall be paid by the Fund to the extent permitted by law. All Fund shares will be duly authorized for issuance and registered in accordance with applicable federal law and to the extent deemed advisable by the Fund, in accordance with applicable state law, prior to sale. The Fund shall bear the expenses for the cost of registration and qualification of the Fund's shares, preparation and filing of the Fund's prospectus and registration statement, Fund proxy materials and reports, setting in type, printing and distributing the prospectuses, the proxy materials and reports to existing shareholders and contractowners, the preparation of all statements and notices required by any federal or state law, all taxes on the issuance or transfer of the Fund's shares, and any expenses permitted to be paid or assumed by the Fund pursuant to a plan, if any, under Rule 12b-1 under the 1940 Act.

                  5.3 Adviser will quarterly reimburse the Company certain of the administrative costs and expenses incurred by the Company as a result of operations necessitated by the beneficial ownership by Contract owners of shares of the Portfolios of the Fund, equal to 0.15% per annum of the average daily net assets of the Fund attributable to variable life or variable annuity contracts offered by the Company or its affiliates up to $300 million and 0.20% per annum of the average daily net assets of the Fund attributable to such contracts in excess of $300 million but less than $600 million and 0.25% per annum of the average daily net assets of the Fund attributable to such contracts in excess of $600 million. In no event shall such fee be paid by the Fund, its shareholders or by the contract holders.

ARTICLE VI.  Diversification

                  6.1. The Fund and the Adviser represent and warrant that the Fund will at all times invest money from the Contracts in such a manner as to ensure that the Contracts will be treated as variable contracts under the Internal Revenue Code and the regulations issued thereunder. Without limiting the scope of the foregoing, the Fund will comply with Section 817(h) of the Internal Revenue Code and Treasury Regulation 1.817-5, relating to the diversification requirements for variable annuity, endowment, or life insurance contracts and any amendments or other modifications to such Section or Regulations. In the event of a breach of this Article VI by the Fund, it will take all reasonable steps (a) to notify the Company of such breach and (b) to adequately diversify the Fund so as to achieve compliance with the grace period afforded by Treasury Regulation 1.817-5.

ARTICLE VII.   Potential Conflicts

                  7.1. The Board of Trustees of the Fund (the "Fund Board") will monitor the Fund for the existence of any material irreconcilable conflict among the interests of the contractowners of all separate accounts investing in the Fund. An irreconcilable material conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax, or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of any Portfolio are being managed; (e) a difference in voting instructions given by Participating Insurance Companies or by variable annuity contract and variable life insurance contractowners; or (f) a decision by an insurer to disregard the voting instructions of contractowners. The Board shall promptly inform the Company if it determines that an irreconcilable material conflict exists and the implications thereof. A majority of the Fund Board shall consist of persons who are not "interested" persons of the Fund.

                  7.2. The Company has reviewed a copy of the Mixed and Shared Funding Exemptive Order, and in particular, has reviewed the conditions to the requested relief set forth therein. As set forth in the Mixed and Shared Funding Exemptive Order, the Company will report any potential or existing conflicts of which it is aware to the Fund Board. The Company agrees to assist the Fund Board in carrying out its responsibilities under the Mixed and Shared Funding Exemptive Order, by providing the Fund Board with all information reasonably necessary for the Fund Board to consider any issues raised. This includes, but is not limited to, an obligation by the Company to inform the Fund Board whenever contractowner voting instructions are disregarded. The Fund Board shall record in its minutes or other appropriate records, all reports received by it and all action with regard to a conflict.

                  7.3. If it is determined by a majority of the Fund Board, or a majority of its disinterested Directors, that an irreconcilable material conflict exists, the Company and other Participating Insurance Companies shall, at their expense and to the extent reasonably practicable (as determined by a majority of the disinterested Directors), take whatever steps are necessary to remedy or eliminate the irreconcilable material conflict, up to and including:
(1) withdrawing the assets allocable to some or all of the separate accounts from the Fund or any Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another Portfolio of the Fund, or submitting the question whether such segregation should be implemented to a vote of all affected contractowners and, as appropriate, segregating the assets of any appropriate group (i.e., variable annuity contractowners or variable life insurance contractowners, of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected contractowners the option of making such a change; and (2) establishing a new registered management investment company or managed separate account.

                  7.4. If the Company's disregard of voting instructions could conflict with the majority of contractowner voting instructions, and the Company's judgment represents a minority position or would preclude a majority vote, the Company may be required, at the Fund's election, to withdraw the Account's investment in the Fund and terminate this Agreement with respect to such Account. Any such withdrawal and termination must take place within 60 days after the Fund gives written notice to the Company that this provision is being implemented. Until the end of such 60 day period the Underwriter and Fund shall continue to accept and implement orders by the Company for the purchase (and redemption) of shares of the Fund.

                  7.5. If a particular state insurance regulator's decision applicable to the Company conflicts with the majority of other state insurance regulators, then the Company will withdraw the Account's investment in the Fund and terminate this Agreement with respect to such Account. Any such withdrawal and termination must take place within 60 days after the Fund gives written notice to the Company that this provision is being implemented. Until the end of such 60 day period the Underwriter and Fund shall continue to accept and implement orders by the Company for the purchase (and redemption) of shares of the Fund.

                  7.6. For purposes of Sections 7.3 through 7.6 of this Agreement, a majority of the disinterested members of the Fund Board shall determine whether any proposed action adequately remedies any irreconcilable material conflict, but in no event will the Fund or Quest Advisors be required to establish a new funding medium for the Contracts. The Company shall not be required by Section 7.3 to establish a new funding medium for the Contracts if an offer to do so has been declined by vote of a majority of contractowners materially adversely affected by the irreconcilable material conflict.

                  7.7. The Company shall at least annually submit to the Fund Board such reports, materials or data as the Fund Board may reasonably request so that the Fund Board may fully carry out the duties imposed upon it as delineated in the Mixed and Shared Funding Exemptive Order, and said reports, materials and data shall be submitted more frequently if deemed appropriate by the Fund Board.

                  7. 8. If and to the extent that Rule 6e-2 and Rule 6e-3 (T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Mixed and Shared Funding Exemptive Order) on terms and conditions materially different from those contained in the Mixed and Shared Funding Exemptive Order, (a) the Fund and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 and 6e-3 (T), as amended, and Rule 6e-3, as adopted, to the extent such rules are applicable; and (b) Sections 3.4, 3.5, 7.1, 7.2, 7.3, 7.4, and 7.5 of this Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.

ARTICLE VIII.  Indemnification

                  8.1.  Indemnification By The Company

                   (a) The Company agrees to indemnify and hold harmless the Fund, the Adviser, the Underwriter, and each of the Fund's or the Underwriter's directors, officers, employees or agents and each person, if any, who controls or is associated with the Fund or the Underwriter within the meaning of such terms under the federal securities laws (collectively, the "indemnified parties" for purposes of this Section 8.1) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Company) or litigation (including reasonable legal and other expenses), to which the indemnified parties may become subject under any statute, regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements:

(i) arise out of or are based upon any untrue statements or alleged untrue statements of any material fact contained in the registration statement, prospectus or statement of additional information for the Contracts or contained in the Contracts or sales literature or other promotional material for the Contracts (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made; provided that this agreement to indemnify shall not apply as to any indemnified party if such statement or omission or such alleged statemen or omission was made in reliance upon and in conformity with information furnished to the Company by or on behalf of the Fund for use in the registration statement, prospectus or statement of additional information for the Contracts or in the Contracts or sales literature or other promotional material for the Contracts (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Fund shares; or

                           (ii) arise out of or as a result of statements or representations by or on behalf of the Company (other than statements or representations contained in the Fund registration statement, Fund prospectus, Fund statement of additional information or sales literature or other promotional material of the Fund not supplied by the Company or persons under its control) or wrongful conduct of the Company or persons under its control, with respect to the sale or distribution of the Contracts or Fund shares; or

(iii)
 arise out of any untrue statement or alleged untrue statement of a material fact contained in the Fund registration statement, Fund prospectus, statement of additional information or sales literature or other promotional material of the Fund or any amendment thereof or supplement thereto or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made, if such a statement or omission was made in reliance upon and in conformity with information furnished to the Fund by or on behalf of the Company or persons under its control; or

                           (iv) arise as a result of any failure by the Company to provide the services and furnish the materials or to make any payments under the terms of this Agreement; or

                            (v) arise out of any material breach of any representation and/or warranty made by the Company in this Agreement or arise out of or result from any other material breach by the Company of this Agreement;

except to the extent provided in Sections 8.1(b) and 8.3 hereof. This indemnification shall be in addition to any liability which the Company may otherwise have.

                   (b) No party shall be entitled to indemnification if such loss, claim, damage, liability or litigation is due to the willful misfeasance, bad faith, gross negligence or reckless disregard of duty by the party seeking indemnification.

                  (c) The indemnified parties will promptly notify the Company of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Fund shares or the Contracts or the operation of the Fund.

                  8.2.  Indemnification By the Underwriter

                   (a) The Underwriter and Adviser, on their own behalf and on behalf of the Fund, joint and severally agree to indemnify and hold harmless the Company and each of its directors, officers, employees or agents and each person, if any, who controls or is associated with the Company within the meaning of such terms under the federal securities laws (collectively, the "indemnified parties" for purposes of this Section 8.2) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Underwriter or Adviser) or litigation (including reasonable legal and other expenses) to which the indemnified parties may become subject under any statute, regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements:

(i)
arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement, prospectus or statement of additional information for the Fund or sales literature or other promotional material of the Fund (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made; provided that this agreement to indemnify shall not apply as to any indemnified party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to the Underwriter or Fund by or on behalf of the Company for use in the registration statement, prospectus or statement of additional information for the Fund or in sales literature or other promotional material of the Fund (or any amendment or supplement thereto) or otherwise for use in connection with the sale of the Contracts or Fund shares; or

(ii)
arise out of or as a result of statements or representations (other than statements or representations contained in the Contracts or in the Contract or Fund registration statement, the Contract or Fund prospectus, statement of additional information, or sales literature or other promotional material for the Contracts or of the Fund not supplied by the Underwriter or the Fund or persons under the control of the Underwriter or the Fund respectively) or wrongful conduct of the Underwriter or the Fund or persons under the control of the Underwriter or the Fund respectively, with respect to the sale or distribution of the Contracts or Fund shares; or

                              (iii) arise out of any untrue statement or alleged
                                    untrue   statement   of  a   material   fact
                                    contained  in  a   registration   statement,
                                    prospectus,    statement    of    additional
                                    information  or  sales  literature  or other
                                    promotional  material covering the Contracts
                                    (or  any  amendment  thereof  or  supplement
                                    thereto),   or  the   omission   or  alleged
                                    omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading in light of the circumstances in which they were made, if such statement or omission was made in reliance upon and in conformity with information furnished to the Company by or on behalf of the Underwriter or the Fund or persons under the control of the Underwriter or the Fund; or

                             (iv) arise as a result of any failure by the Fund to provide the services and furnish the materials under the terms of this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification requirements and procedures related thereto specified in
                                    Article    VI   or   the    Sub-Chapter    M
                                    qualification specified in Section 2.4 of this Agreement; or

                              (v) arise out of or result from any material breach of any representation and/or warranty made by the Underwriter or the Fund in this Agreement or arise out of or result from any other material breach of this Agreement by the Underwriter or the Fund; or

                              (vi) arise out of or result from the materially incorrect or untimely calculation or reporting of the daily net asset value per share or dividend or capital gain distribution rate;

except to the extent provided in Sections 8.2(b) and 8.3 hereof. This indemnification shall be in addition to any liability which the Underwriter may otherwise have.

                   (b) No party shall be entitled to indemnification if such loss, claim, damage, liability or litigation is due to the willful misfeasance, bad faith, gross negligence or reckless disregard of duty by the party seeking indemnification.

                   (c) The indemnified parties will promptly notify the Underwriter of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Contracts or the operation of the Account.

                  8.3.  Indemnification Procedure

                  Any person  obligated  to provide  indemnification  under this
Article VIII ("indemnifying party" for the purpose of this Section 8.3) shall not be liable under the indemnification provisions of this Article VIII with respect to any claim made against a party entitled to indemnification under this
Article VIII ("indemnified party" for the purpose of this Section 8.3) unless such indemnified party shall have notified the indemnifying party in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such indemnified party (or after such party shall have received notice of such service on any designated agent), but failure to notify the indemnifying party of any such claim shall not relieve the indemnifying party from any liability which it may have to the indemnified party against whom such action is brought under the indemnification provision of this Article VIII, except to the extent that the failure to notify results in the failure of actual notice to the indemnifying party and such indemnifying party is damaged solely as a result of failure to give such notice. In case any such action is brought against the indemnified party, the indemnifying party will be entitled to participate, at its own expense, in the defense thereof. The indemnifying party also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the indemnifying party to the indemnified party of the indemnifying party's election to assume the defense thereof, the indemnified party shall bear the fees and expenses of any additional counsel retained by it, and the indemnifying party will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation, unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or
(ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.

                  A successor by law of the parties to this Agreement shall be entitled to the benefits of the indemnification contained in this Article VIII. The indemnification provisions contained in this Article VIII shall survive any termination of this Agreement.

                  8.4.  Contribution

                  In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this Article VIII is due in accordance with its terms but for any reason is held to be unenforceable with respect to a party entitled to indemnification ("indemnified party" for purposes of this Section 8.4) pursuant to the terms of this Article VIII, then each party obligated to indemnify pursuant to the terms of this Article VIII shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities and litigations in such proportion as is appropriate to reflect the relative benefits received by the parties to this Agreement in connection with the offering of Fund shares to the Account and the acquisition, holding or sale of Fund shares by the Account, or if such allocation is not permitted by applicable law, in such proportions as is appropriate to reflect the relative net benefits referred to above but also the relative fault of the parties to this Agreement in connection with any actions that lead to such losses, claims, damages, liabilities or litigations, as well as any other relevant equitable considerations.

ARTICLE IX.  Applicable Law

                  9.1. This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of New York.

                  9.2. This Agreement shall be subject to the provisions of the 1933, 1934 and 1940 Acts, and the rules and regulations and rulings thereunder, including such exemptions from those statutes, rules and regulations as the SEC may grant (including, but not limited to the Mixed and Shared Funding Exemptive Order) and the terms hereof shall be interpreted and construed in accordance therewith.

ARTICLE X.  Termination

                  10.1.  This Agreement shall terminate:

                           (a) at the option of any party upon one-year advanc
 written notice to the other
parties unless otherwise agreed in a separate written agreement among the parties; or

                           (b) at the option of the Company if shares of  the
 Portfolios  delineated in Schedule
2 are not reasonably available to meet the requirements of the Contracts as determined by the Company; or

                           (c) at the option of the Fund upon institution of
formal proceedings against the
Company by the NASD, the SEC, the insurance commission of any state or any other regulatory body regarding the Company's duties under this Agreement or related to the sale of the Contracts, the administration of the Contracts, the operation of the Account, or the purchase of the Fund shares, which would have a material adverse effect on the Company's ability to perform its obligations under this Agreement; or

                           (d) at the option of the Company upon institution of
formal proceedings against the
Fund or the Underwriter by the NASD, the SEC, or any state securities or insurance department or any other regulatory body, which would have a material adverse effect on the Fund's or the Underwriter's ability to perform its obligations under this Agreement; or

                           (e) at the option of the Company or the Fund upon
receipt of any necessary regulatory
approvals and/or the vote of the contractowners having an interest in the Account (or any subaccount) to substitute the shares of another investment company for the corresponding Portfolio shares of the Fund in accordance with the terms of the Contracts for which those Portfolio shares had been selected to serve as the underlying investment media. The Company will give 30 days prior written notice to the Fund of the date of any proposed vote or other action taken to replace the Fund's shares; or

                           (f) at the option of the Company or the Fund upon a
determination by a majority of the
Fund Board, or a majority of the disinterested Fund Board members, that an irreconcilable material conflict exists among the interests of (i) all contractowners of variable insurance products of all separate accounts or (ii) the interests of the Participating Insurance Companies investing in the Fund as delineated in Article VII of this Agreement; or

                            (g) at the option of the Company if the Fund ceases
 to qualify as a Regulated
Investment Company under Subchapter M of the Internal Revenue Code, or under any successor or similar provision, or if the Company reasonably believes that the Fund may fail to so qualify; or

                            (h) at the option of the Company if the Fund fails
to meet the diversification
requirements specified in Article VI hereof; or

                            (i) at the option of any party to this Agreement,
upon another party's material
breach of any provision of this Agreement; or

                            (j) at the option of the Company, if the Company
determines in its sole judgment
exercised in good faith, that either the Fund or the Underwriter has suffered a material adverse change in its business, operations or financial condition since the date of this Agreement or is the subject of material adverse publicity which is likely to have a material adverse impact upon the business and operations of the Company; or

                           (k) at the option of the Fund or Underwriter, if the
Fund or Underwriter respectively,
shall determine in its sole judgment exercised in good faith, that the Company has suffered a material adverse change in its business, operations or financial condition since the date of this Agreement or is the subject of material adverse publicity which is likely to have a material adverse impact upon the business and operations of the Fund or Underwriter; or

                           (l) at the option of the Fund in the event any of the
Contracts are not issued or sold
in accordance with applicable federal and/or state law. Termination shall be effective immediately upon such occurrence without notice.

                  10.2.  Notice Requirement

                           (a)  In the event that any termination of this
Agreement is based upon the provisions
of Article VII, such prior written notice shall be given in advance of the effective date of termination as required by such provisions.

                           (b) In the event that any termination of this
Agreement is based upon the provisions
of Sections 10.1(b) - (d) or 10.1(g) - (i), prompt written notice of the election to terminate this Agreement for cause shall be furnished by the party terminating the Agreement to the non-terminating parties, with said termination to be effective upon receipt of such notice by the non-terminating parties.

                           (c) In the event that any termination of this
 Agreement is based upon the provisions
of Sections 10.1(j) or 10.1(k), prior written notice of the election to terminate this Agreement for cause shall be furnished by the party terminating this Agreement to the non-terminating parties. Such prior written notice shall be given by the party terminating this Agreement to the non-terminating parties at least 30 days before the effective date of termination.

                  10.3. It is understood and agreed that the right to terminate this Agreement pursuant to Section 10.1(a) may be exercised for any reason or for no reason.

                  10.4.   Effect of Termination

                           (a)  Notwithstanding any termination of this
Agreement pursuant to Section 10.1 of
this Agreement, and subject to Section 1.3 of this Agreement, the Company may require the Fund and the Underwriter to, continue to make available additional shares of the Fund for so long after the termination of this Agreement as the Company desires pursuant to the terms and conditions of this Agreement as provided in paragraph (b) below, for all Contracts in effect on the effective date of termination of this Agreement (hereinafter referred to as "Existing Contracts"). Specifically, without limitation, the owners of the Existing Contracts shall be permitted to reallocate investments in the Fund, redeem investments in the Fund and/or invest in the Fund upon the making of additional purchase payments under the Existing Contracts. The parties agree that this
Section 10.4 shall not apply to any terminations under Article VII and the effect of such Article VII terminations shall be governed by Article VII of this Agreement.

                           (b)  If shares of the Fund continue to be made
available after  termination of this
Agreement pursuant to this Section 10.4, the provisions of this Agreement shall remain in effect except for Section 10.1(a) and thereafter the Fund, the Underwriter, or the Company may terminate the Agreement, as so continued pursuant to this Section 10.4, upon written notice to the other party, such notice to be for a period that is reasonable under the circumstances but, if given by the Fund or Underwriter, need not be for more than 90 days.

                  10.5. Except as necessary to implement contractowner initiated or approved transactions, or as required by state insurance laws or regulations, the Company shall not redeem Fund shares attributable to the Contracts (as opposed to Fund shares attributable to the Company's assets held in the Account), and the Company shall not prevent contractowners from allocating payments to a Portfolio that was otherwise available under the Contracts, until 90 days after the Company shall have notified the Fund or Underwriter of its intention to do so.

ARTICLE XI.  Notices

         Any notice shall be deemed duly given only if sent by hand, evidenced by written receipt or by certified mail, return receipt requested, to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party. All notices shall be deemed given three business days after the date received or rejected by the addressee.

                  If to the Fund:
                  Mr. Bernard H. Garil
                  President
                  OpCap Advisors
                  200 Liberty Street
                  New York, NY  10281

                  If to the Company:

                  [Name]
                  [Title]
                  [Co. Name]
                  [Address]

                  If to the Underwriter:

                  Mr. Thomas E. Duggan
                  Secretary
                  OCC Distributors
                  200 Liberty Street
                  New York, NY  10281

ARTICLE XII.  Miscellaneous

                  12.1. All persons dealing with the Fund must look solely to the property of the Fund for the enforcement of any claims against the Fund as neither the Directors, officers, agents or shareholders assume any personal liability for obligations entered into on behalf of the Fund.

                  12.2. Subject to law and regulatory authority, each party hereto shall treat as confidential all information reasonably identified as such in writing by any other party hereto (including without limitation the names and addresses of the owners of the Contracts) and, except as contemplated by this Agreement, shall not disclose, disseminate or utilize such confidential information until such time as it may come into the public domain without the express prior written consent of the affected party.

                  12.3. The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

                  12.4. This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

                  12.5. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

                  12.6. This Agreement shall not be assigned by any party hereto without the prior written consent of all the parties.

                  12.7. Each party hereto shall cooperate with each other party and all appropriate governmental authorities (including without limitation the SEC, the NASD and state insurance regulators) and shall permit each other and such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby.

                  12.8. Each party represents that the execution and delivery of this Agreement and the consummation of the transactions contemplated herein have been duly authorized by all necessary corporate or trust action, as applicable, by such party and when so executed and delivered this Agreement will be the valid and binding obligation of such party enforceable in accordance with its terms.

                  12.9. The parties to this Agreement may amend the schedules to this Agreement from time to time to reflect changes in or relating to the Contracts, the Accounts or the Portfolios of the Fund.

                   IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and behalf by its duly authorized representative as of the date and year first written above.
                                    Company:
                                                TRANSAMERICA LIFE INSURANCE AND
ANNUITY COMPANY
SEAL                                         By: ______________________________

                                      Fund:

                                                     OCC ACCUMULATION TRUST



                    SEAL By: ______________________________

                                  Underwriter:

                                                     OCC DISTRIBUTORS



                       By: ______________________________


                                    Adviser:

                                 OpCap Advisors


                       By:_______________________________

                                   Schedule 1

                             Participation Agreement
                                      Among
     OCC Accumulation Trust, Transamerica Life Insurance and Annuity Company
                                       and
                                OCC Distributors





         The following separate accounts of Transamerica Life Insurance and Annuity Company are permitted in accordance with the provisions of this Agreement to invest in Portfolios of the Fund shown in Schedule 2:

Separate Account VUL-1



[Date]

                                   Schedule 2

                             Participation Agreement
                                      Among
     OCC Accumulation Trust, Transamerica Life Insurance and Annuity Company
                                       and
                                OCC Distributors




         The Separate Account(s) shown on Schedule 1 may invest in the following Portfolios of the OCC Accumulation Trust:

[Date]

Oppenheimer Capital Managed
Oppenheimer Capital Value Equity

     (9)   Administrative Agreements
                                                 PRODUCT DEVELOPMENT
                                                         AND
                                          ADMINISTRATIVE SERVICES AGREEMENT


AGREEMENT, effective this 1st day of November, 1997, by and between First Allmerica Financial Life Insurance Company ("Allmerica Financial"), a life insurance company organized and existing under the laws of the Commonwealth of Massachusetts, with a principal place of business at 440 Lincoln Street, Worcester, Massachusetts 01653 and Transamerica Occidental Life Insurance Company ("Transamerica"), a life insurance company organized and existing under the laws of the State of California, with a principal place of business at 1150 South Olive Street, Los Angeles, California 90015.

WHEREAS, Allmerica Financial, directly and through its affiliate, Allmerica Financial Life Insurance and Annuity Company ("AFLIAC"), has developed and is marketing various variable universal life insurance policy forms; and

WHEREAS, through such development and marketing efforts Allmerica Financial has acquired significant expertise in developing, designing and servicing flexible premium variable universal life insurance products; and

WHEREAS, through such development and marketing efforts Allmerica Financial has also acquired significant expertise in obtaining necessary state regulatory approvals for the sale of variable universal life insurance policies; and

WHEREAS, Transamerica and Allmerica Financial have agreed that Allmerica Financial shall provide assistance to Transamerica in developing and bringing to market a flexible premium variable universal life insurance policy (the "Policy", collectively the "Policies") and certain related forms, as described herein; and

WHEREAS, Transamerica and Allmerica Financial have also agreed that Allmerica Financial shall contract with Transamerica to provide, on behalf of Transamerica, Policy underwriting, claims, and Policy and other administrative services;

NOW, THEREFORE, the parties hereto agree as follows:

                                                      ARTICLE 1
                                                 PRODUCT DEVELOPMENT

1.01 Development of Policy Forms. Prior to the effective date of this Agreement, Transamerica and Allmerica Financial jointly drafted the standard Policy, Policy applications and Policy riders, which are referred to herein collectively as the "Policy Forms". Such Policy Forms are based on the AFLIAC Policy Forms listed on Schedule 1.01 hereto. Transamerica agrees that it approved the final drafts of the standard Policy Forms prior to the effective date of this Agreement.

         When required, Allmerica Financial shall appropriately modify the standard Policy Forms for each jurisdiction in which the Policy Forms will be offered for sale. Such modifications shall represent Allmerica Financial's best judgment as to what changes to the Policy Forms will be necessary in order to secure insurance department approval. Because the Policy Forms include numerous changes requested by Transamerica which differ from the original AFLIAC Policy Forms which are listed on
         Schedule 1.01 hereto, it is understood and agreed by Transamerica that Allmerica Financial makes no representation that the Policy Forms will be approved for sale by any particular jurisdiction.

1.02 Policy Form Filings and Submission Dates. All insurance department filings will be made by Allmerica Financial on behalf of Transamerica. It is the intent of the parties that the Policy Forms will be filed with all states of the U.S. except New York and also with the District of Columbia, Guam, Puerto Rico and the U.S. Virgin Islands and that Transamerica will be responsible for all insurance department filing fees, although such fees will be advanced by Allmerica Financial. Transamerica agrees to reimburse Allmerica Financial for the amount of any advanced filing fees within 30 days of receipt of a written request for reimbursement. Transamerica understands and agrees that late payments of such reimbursements shall be assessed a late payment charge at the rate of 12% per annum.

         Transamerica acknowledges that prior to the effective date of this Agreement Allmerica delivered and Transamerica received and approved the following:

                  (i) The Policy Forms in final print, the Actuarial Memorandum and all related documents for filing with the California Insurance Department,

                  (ii) Sample annual and quarterly statements and illustration formats, and

                  (iii) The basic submission letter.

         The parties shall comply with the following time frames and delivery dates:

         (a)      Not  later  than  the  effective   date  of  this   Agreement,
                  Transamerica  shall  provide  Allmerica   Financial  with  the
                  following:

                  (i) Final product specifications for the Policy Forms. The final product specifications are listed on
                           Schedule 1.02 hereto. The final product specifications highlight the specifications which vary from the corresponding AFLIAC Policy Forms,

                  (ii)     A draft policy prospectus, and
                  (iii) Any other information deemed necessary by Allmerica Financial for the filing of the Policy Forms which is not to be prepared by Allmerica Financial.

         (b) If Transamerica furnishes the materials described in paragraph (a) to Allmerica Financial not later than  November 1,  1997,  Allmerica  Financial agrees
(i) to submit the Policy Forms to all
                  jurisdictions that do not require California's prior approval prior to December 1, 1997 and
                  (ii) to submit the Policy Forms to all jurisdictions requiring California approval within 10
                  business  days  from  the  date  Allmerica   Financial
 receives   notification  of  California's
                  approval. To expedite the Policy Form submission process, Transamerica agrees to grant a limited Power of Attorney to appropriate Allmerica Financial personnel to enable them to sign letters and other correspondence on behalf of Transamerica.

                  Notwithstanding the above, if Transamerica fails to deliver the materials described in paragraph (a) by the agreed upon delivery date or fails to obtain any necessary approvals by California of the separate account or accounts offered as funding choices under the Policy, Allmerica Financial cannot guarantee insurance department submission by the agreed upon deadlines. However, in the event of any such delay, Allmerica Financial does agree to make such submissions within 30 days following receipt of all necessary approvals and other materials.

1.03 Development and Filing of Policy Prospectus and Registration Statement; Separate Account State Regulatory Approvals. The parties understand and agree that the Policy Prospectus and `40 Act Registration Statement development, printing and filing with the SEC will be the responsibility of Transamerica, which will also be responsible for all SEC filing fees. Further, the parties understand and agree that Transamerica is responsible for obtaining any necessary California Insurance Department or other state regulatory approvals of the separate account or accounts that will be offered as funding choices under the Policy.

1.04 State Submission Follow-Up Assistance. After filing the insurance department Policy Form submissions contemplated by this Agreement, Allmerica Financial shall provide all necessary follow-up to insurance department correspondence in a prompt manner in order to secure insurance department approvals on behalf of Transamerica. However, Allmerica Financial makes no representation that Policy Form approvals will be obtained from all jurisdictions. Allmerica Financial understands and agrees that Transamerica must approve all material changes to Policy Forms requested or required by insurance departments.

         Allmerica Financial agrees to provide Transamerica weekly written status reports of the approval status of each state filing.

1.05 Product Development Compensation. For the services described in Sections 1.01 through 1.04 of this Agreement, Transamerica agrees to pay Allmerica Financial $840,000 for assistance in developing and bringing to market the Policy Forms. The $840,000 fee shall be paid to Allmerica Financial, as follows:

         (i)      $100,000 shall be paid to Allmerica  Financial within five (5)
                  business  days   following  the  date  of  execution  of  this
                  Agreement;

         (ii) $100,000 shall be paid to Allmerica Financial within ten (10) business days after the date of final approval by Transamerica of the Policy Forms;

         (iii) $100,000 shall be paid to Allmerica Financial within ten (10) business days of notice to Transamerica of Policy approval in twenty (20) states; and

         (iv) the remainder, $540,000, shall be paid by Transamerica in monthly installments. Each monthly installment shall be equal to $1.50 multiplied by the number of Policies in force during the month, including any Policies surrendered during the month Such monthly installments shall only be paid until Allmerica Financial has been paid its remaining product development fee.
                  Except as provided below, if this Agreement is terminated for any reason, including termination by  Transamerica  for  cause in  accordance  with  Section
 11.03 or  11.05,  prior to  Allmerica
                  Financial having been paid its total product development fee of $840,000, Transamerica agrees to pay the balance in one sum within 30 days following the date of termination.

         Notwithstanding the foregoing, Transamerica reserves the right to withhold amounts payable to Allmerica Financial pursuant to clause (iv) above without the payment of any late payment charge if, in good faith, Transamerica concludes that Allmerica Financial has materially breached its product development duties and responsibilities, as set forth in Sections 1.01 through 1.04 hereof. Additionally, Transamerica reserves the right, to the extent permitted by law, to offset amounts payable to Allmerica Financial pursuant to clause (iv) above against any damages payable to Transamerica as a result of a material breach of the Agreement by Allmerica Financial resulting in Transamerica's terminating the Agreement for cause pursuant to Section 11.03 or 11.05 hereof.

         Transamerica shall not withhold or offset any amounts otherwise payable to Allmerica Financial under this Section 1.05 unless and until (i)
         Transamerica provides Allmerica Financial with written notice describing in detail the basis for the withholding or offset, such notice to be provided before the payment is due; (ii) the parties use their best efforts to resolve any dispute that formed the basis for the withholding or offset; (iii) in the event the dispute is not resolved within 90 days, Transamerica immediately pays all amounts due under this Section 1.05, regardless of the dispute, into an escrow account, where such amounts shall remain until the dispute is resolved; and (iv) the dispute is then submitted to binding arbitration, as provided in
         Section 12.18 hereof.

         Transamerica understands and agrees that, except as provided above, late payments shall be assessed a late payment charge at the rate of 12% per annum.
1.06 Ownership of Policy Forms. Allmerica Financial hereby transfers all of its right, title and interest in the Policy Forms, including the actuarial basis for the Policy Forms, it has developed on behalf of Transamerica, to Transamerica.

         Allmerica Financial warrants that it is the sole developer of the Policy Forms and, except to the extent that the Policy Forms utilize Transamerica's logo or Policy provisions or other material provided by Transamerica, Allmerica Financial warrants that neither the Policy Forms nor any of their elements will violate or infringe upon any patent, copyright, trade secret or other property right of any other person. This warranty shall survive termination of this Agreement.

1.07 New Products, Product Enhancements, etc. At any time and from time to time while this Agreement remains in force, Transamerica may request that Allmerica Financial enhance, modify or otherwise change the Policy Forms ("Product Changes") or develop new variable life insurance products ("New Products"), including New Products to be developed for sale in New York State. After receipt of any such request Allmerica Financial agrees to negotiate in good faith with Transamerica the terms and conditions (including compensation and delivery time frames) under which Allmerica Financial shall develop and, if so requested, file with the various insurance departments the requested Product Changes or New Products.

         Allmerica Financial agrees to promptly review any Product Change or New Product request and to respond to such request in writing within 30 days of its receipt of the request. In negotiating with Transamerica the terms and conditions under which Allmerica Financial will comply with any such request, Allmerica Financial agrees to assign the same priority to such request, if it concludes that it is able to accommodate the request, as would be assigned in the event of a similar Product Change or New Product request related to its own variable life insurance business.

                                                      ARTICLE 2
                                                      SERVICES

2.01 In General. During the term of this Agreement, Allmerica Financial shall provide Transamerica the Policy underwriting, issue, servicing, claims, computer system and other Policy administrative services described in detail in Schedule 2.01A, Section 2.02 and in Article 3 (collectively, the "Policy Services") in support of the Policies, the specifications for which are listed on Schedule 1.02 hereto, subject to the terms and conditions set forth in this Agreement. The performance of Policy Services shall occur in three (3) phases described as follows, in accordance with the schedule of events set forth in
         Schedule 2.01B hereto. Throughout each such phase, the parties agree to discharge their respective obligations as further specified herein. The phases shall consist of:

         (a) The Implementation Phase. This phase will consist of the recruitment and hiring by Allmerica
                  --------------------------
                  Financial of any additional personnel deemed necessary by Allmerica Financial to perform its
                  Policy Services obligations hereunder, personnel training and the installation (including any necessary modifications) by Allmerica Financial of the Computer System (as defined in Section
                  3.01(a)) necessary for Allmerica Financial to perform Policy Services, Computer System testing,
                  business   workflow   testing,   financial   control  and
 compliance   testing  and   Allmerica
                  Financial/Transamerica   systems  interface  testing  and
 implementation  and  delivery  of  the
                  Computer System, as described in Articles 3 and 8.

                  Allmerica Financial covenants and agrees that it will use its best efforts to hire sufficient personnel and devote adequate resources to meet the planned timetables set forth in this Agreement.

         (b) The Operational Phase. This phase will consist of Allmerica's performance of Policy Services
                  -----------------------
                  utilizing the accepted Computer System, all Policy Services to be accomplished in accordance with the Service Standards listed on Schedule 2.01C hereto. Whenever the parties have not agreed to a Service Standard for a particular Policy Service, Allmerica Financial agrees that the Service shall be performed utilizing the same service standard as is then applicable to its own variable life insurance business, but in no event shall such standard be less than standards consistent with prudent administrative practices in the life insurance industry generally and with any applicable legal and regulatory requirements.

                  If at any time Allmerica Financial's performance of a Policy Service does not meet the applicable Service Standard listed on Schedule 2.01C or described in the preceding paragraph, Allmerica Financial shall use its best efforts to take necessary curative actions to bring its performance into compliance within thirty (30) days of Transamerica giving Allmerica Financial written notice of its non-compliance. Provided, however, that if the non-compliance occurs as a result of an unanticipated event, such as an unanticipated increase in new Policy sales above the projections set forth below or an unanticipated level of Policy Service activity, the parties understand and agree that even with Allmerica's best efforts, it may not be possible to cure the problem within such thirty (30) day period.

                  Projected New Policy Sales      Year

                           $12.5 million          11/1/97 - 10/31/98
                           $22.0 million          11/1/98 - 10/31/99
                           $27.5 million          11/1/99 - 10/31/00
                           $35.0 million          11/1/00 - 10/31/01

         (c) The Conversion Phase. Upon termination of this Agreement for any reason (including a default
---------------------
by either party),  Allmerica  Financial and  Transamerica  shall promptly retur all Property (as
defined in Section 3.01(d)) held by the other party, including, but not limited to, data, records, files, materials and supplies and computer software. A cooperative conversion  work
plan and program will be developed by Allmerica  Financial and  Transamerica to  accomplish  the
transfer  of  records  and other  Property.  Each  party  will work in good faith to effect  the
conversion and minimize the cost of business interruption resulting from the conversion. If and to the extent requested by Transamerica, during the Conversion Phase Allmerica Financial agrees to continue to provide Policy Services in accordance with the Service
 Standards  listed
on Schedule  2.01C hereto.  If Policy  Services are being provided  during the
 Conversion  Phase,
Transamerica's  rights under the  Agreement to receive such  Services and
 Allmerica  Financial's
obligations  under the Agreement to provide such Services  shall continue and remain in effect on
the  same  basis  and to the same  extent  as such  rights  and  obligations existed  under  the
Agreement prior to its  termination,  including  Sections 4.02,  5.02,  5.03,
 5.04,  6.02, 6.05,
6.06, 6.08, 6.10, 12.08 and 12.14. If Allmerica Financial continues to provide Policy Services during the Conversion Phase, Transamerica understands and agrees that it will continue to compensate Allmerica Financial for such Services as provided in Section
2.04 hereto,  even if
the Agreement is being  terminated by  Transamerica  for cause in accordance with Sections 11.03
or 11.05  hereof.  Notwithstanding  Transamerica's  rights  under  Section
 2.04 to  withhold  or
offset  amounts  payable  for Policy  Services,  Transamerica  agrees not to withhold  or offset
compensation or reimbursements payable for Policy Services provided by Allmerica during the
Conversion Phase.

                  All expenses incurred in connection with the return of Property as a result of termination of this Agreement shall be borne by the party requesting the termination; provided, however, that if this Agreement is terminated by a party for cause, then, except for each party's personnel costs and expenses, which costs shall be borne by the party incurring such costs and expenses, any costs or expenses incurred in connection with any such return of Property shall be borne by the defaulting party.

                  Upon completion of the Conversion Phase, each party shall certify to the other that all records and other Property has been returned to its owner.

2.02 Policy Underwriting. All Policy underwriting services shall be performed by Allmerica Financial on behalf of Transamerica. Policies shall be underwritten based upon Transamerica's underwriting criteria, requirements and standards ("Underwriting Standards"). Transamerica's Underwriting Standards relating to the Policies must be satisfactory to Allmerica Financial, and cannot be changed without Allmerica Financial's written consent, which consent shall not be unreasonably withheld. Copies of Transamerica's underwriting manuals and other relevant materials necessary for Allmerica Financial to perform its
         Policy underwriting obligations hereunder shall be furnished to Allmerica Financial at Transamerica's expense. Transamerica underwriting personnel (to be specified by Transamerica) shall be made available at Transamerica's expense to answer any questions that might arise from Allmerica Financial's underwriters relating to Transamerica's Underwriting Standards. Vendors used for medical underwriting services must be acceptable to both parties. The costs of medical underwriting shall be paid initially by Allmerica Financial. One hundred percent of such costs shall be reimbursed by Transamerica. Medical underwriting cost reimbursements shall be paid to Allmerica Financial as provided in Section 2.04.

         In addition to the foregoing, in the case of a proposed underwriting declination, which declination is not clearly a medical decline described in Transamerica's underwriting manual, Allmerica Financial shall communicate the proposed declination to appropriate Transamerica personnel who must agree with and approve the proposed declination before the underwriting decision is finalized. Allmerica Financial will communicate appropriate details of any proposed declination in accordance with notification procedures to be jointly developed by the parties. If no response is received within five (5) days of the transmission, Allmerica Financial shall have the right to proceed on the basis that Transamerica is in agreement with the decision to decline the risk.

2.03 Policy Claims. All Policy claims processing services shall be performed by Allmerica Financial on behalf of Transamerica. All Policy claims shall be investigated, processed and paid in accordance with Transamerica's claims processing rules and requirements. Copies of Transamerica's claims manuals and other relevant materials necessary for Allmerica Financial to perform its Policy claims investigation, processing and payment obligations hereunder shall be furnished to Allmerica Financial at Transamerica's expense. Transamerica claims personnel (to be specified by Transamerica) shall be made available at Transamerica's expense to answer any questions that might arise from Allmerica Financial's claims personnel relating to the investigation, processing or payment of Policy claims.

         In addition to the foregoing, in the case of a decision by Allmerica Financial that a Policy claim should be denied, Allmerica Financial shall communicate its proposed action to appropriate Transamerica personnel who must agree with and approve the proposed claim denial before the claims decision is finalized. Allmerica Financial will communicate appropriate details of any proposed Policy claim denial in accordance with notification procedures to be jointly developed by the parties. If no response is received within five (5) days of the transmission, Allmerica Financial shall have the right to proceed on the basis that Transamerica is in agreement with the decision to deny the claim.

2.04 Compensation and Reimbursement for Policy Services. For the Policy Services described in this Agreement, while this Agreement remains in force Transamerica agrees to pay Allmerica the following amounts:

         (a) Reimbursement of 100% of Policy medical underwriting costs, as described in Section 2.02.

         (b) A single one time per Policy issued charge of $166.67.

         (c) A monthly policy charge for each policy in force during a calendar month, including any Policies surrendered during the month. The total monthly policy charge shall be $4.50. Provided, however, that commencing with the third calendar month following the month the first Policy is issued, the minimum amount payable to Allmerica Financial under this Subsection (c) shall be $10,000 per calendar month.

         Compensation and reimbursements described in this Section 2.04 shall be payable to Allmerica Financial on such basis and at such time or times as shall be mutually agreeable to the parties. Provided, however, that in no event shall compensation and reimbursements payable for a calendar month be paid later than ten business days from the date of receipt by Transamerica of Allmerica Financial's bill for the month. Transamerica understands and agrees that, except as provided below, late payments shall be assessed a late payment charge at the rate of 12% per annum.

         Notwithstanding the foregoing, Transamerica reserves the right to withhold amounts payable to Allmerica Financial pursuant to this
         Section 2.04 without the payment of any late payment charge if, in good faith, Transamerica disputes Allmerica Financial's right to receive payment. Additionally, Transamerica reserves the right, to the extent permitted by law, to offset amounts payable to Allmerica Financial pursuant to this Section 2.04 against any damages payable to
         Transamerica as a result of a material breach of the Agreement by Allmerica Financial resulting in Transamerica's terminating the Agreement for cause pursuant to Section 11.03 or 11.05 hereof.

         Transamerica shall not withhold or offset any amounts otherwise payable to Allmerica Financial pursuant to this Section 2.04 unless and until
         (i) Transamerica provides Allmerica Financial with written notice describing in detail the basis for the withholding or offset, such notice to be provided before the payment is due; (ii) the parties use their best efforts to resolve any dispute that formed the basis for the withholding or offset; (iii) in the event the dispute is not resolved within 90 days, Transamerica immediately pays all amounts then due under this Section 2.04, regardless of the dispute, into an escrow account, where such amounts shall remain until the dispute is resolved; and (iv) the dispute is then submitted to binding arbitration, as provided in Section 12.18 hereof.




                                                      ARTICLE 3
                                       COMPUTER SYSTEM AND PROPRIETARY RIGHTS

3.01 Definitions. As used in this Agreement, the following terms shall have the following meanings:

         (a) "Administrative Computer System" or "Computer System" shall refer to all computer systems and related materials used by Allmerica Financial to administer the Policies, including Allmerica Financial proprietary software and third party licensed software comprised of computer programs and supporting documentation, including, but not limited to, source code, object code input and output formats, program listings, narrative descriptions and operating instructions and shall include the tangible media upon which the computer programs and supporting documentation are recorded as well as the deliverable forms and documents.

                  Allmerica Financial's proprietary software and third party licensed software used to administer the Policies shall be listed in Schedule 3.01A attached hereto. Such Schedule shall be updated from time to time to reflect the addition or deletion of software used in the administration of the Policies.

                  The Computer System shall support, administer and process Transamerica's business and product requirements as outlined in Schedules 2.01A and 2.01C.

         (b) "Functional Outline Documents" shall mean the detailed description of the functions and features being added to the Computer System and those necessary changes to be made to the Computer System, all in support of Transamerica and which are included in this Agreement in Schedule 3.01B.

         (c) "Specifications" shall mean Functional Outline Documents, Policy Specifications, Policyholder Documents, Variable Life Prospectus and Policy Forms, Schedules and Reports, as described in Schedules 1.02, 2.01C and 3.01B.

         (d) "Property" shall mean all property of either party including, but not limited to, data records, materials, supplies, computer software, customer records, premium information, underwriting files, customer lists, sales data, policyholder and insured data, data on agents, agencies and distribution systems.

3.02 Computer System. The Computer System will be and remain the Property of Allmerica Financial and Transamerica shall have no rights or interest in the Computer System except as provided in this Agreement. Modifications to the Computer System developed for Transamerica that are mutually agreed to be proprietary to Transamerica shall not be sold, licensed, transferred, assigned or otherwise distributed without the express written consent of Transamerica.

         (a) The Computer System currently uses the LIFE-COMM III Computer System, licensed to Allmerica
                  Financial by CSC Continuum Inc., ("Continuum"), as successo to Informatics, Inc., pursuant to a License Agreement ("Licensed Software") dated October 15, 1976, as amended, and Allmerica
                  Financial warrants that it has the right to use the Licensed Software to provide the Policy
                  Services described in this Agreement. Transamerica understands and agrees that, at Allmerica
                  Financial's option, the Licensed Software or any replacement software may be replaced at any time and from time to time, at Allmerica Financial's expense, with other suitable software of
                  Allmerica Financial's choice. Allmerica Financial agrees that neither the Licensed Software nor any replacement software shall be replaced without at least six months' written notice to
                  Transamerica of the pending replacement.

                  In the event that Allmerica Financial decides to replace such licensed software, Allmerica Financial agrees to test the replacement software prior to its installation to be certain that it will properly perform the Policy Services contemplated by this Agreement. The testing standards and the testing process for any such replacement software must be approved by Transamerica.

         (b) In order for Allmerica Financial to utilize the Licensed Software to provide the Policy Services contemplated by this Agreement, Transamerica agrees to execute a Non-Disclosure and Non-Use Agreement with Continuum and First Allmerica, in the form set forth in Schedule 3.02.

                  Allmerica Financial agrees to use its best efforts to convince Continuum to enter into an agreement with Transamerica. Such agreement shall provide, in substance, that should this
                  Agreement terminate for any reason prior to an agreed upon date, then Continuum shall, at Transamerica's option, issue to Transamerica, or to a Transamerica affiliate specified by Transamerica, a license agreement to use the version of the LIFE-COMM III Computer System then currently used to service Transamerica's business. Any such agreement shall provide that the fee for any such license shall not exceed the current market price for the product. Allmerica Financial further agrees that it shall not replace the LIFE-COMM III Computer System with another computer system unless and until the product vendor enters into a separate agreement with Transamerica similar to the agreement with Continuum contemplated by this provision.

                  In addition, (i) if Transamerica terminates this Agreement for cause, as described in Section 11.03, or as a result of Allmerica Financial's insolvency, as described in Section 11.05, or (ii) if Allmerica Financial chooses not to renew or to terminate this Agreement (other than for cause), then, in the case of any such event, Allmerica Financial further agrees to grant Transamerica, at no cost to Transamerica, a license with respect to all of the modifications and enhancements Allmerica Financial has made to the LIFE-COMM III Computer System, or any replacement thereof, which are necessary to allow Transamerica to continue to provide the Policy Services contemplated by this Agreement.

                  Notwithstanding the above, Transamerica understands and agrees that in no event shall Allmerica Financial provide to Transamerica during the term of this Agreement or any extension thereto, access to Continuum proprietary software source codes, technical design documentation, detailed business or technical practices or techniques, Continuum confidential correspondence or documentation.

                  Allmerica Financial agrees to identify and inventory all confidential information of Continuum provided to Transamerica under the terms of this Agreement and shall secure written acknowledgment from an authorized Transamerica representative of receipt of such property.

                  Allmerica Financial warrants that the Computer System is the Property of Allmerica Financial and utilizes software developed by or licensed to Allmerica Financial. Allmerica Financial further warrants that the use of the Computer System to provide the Policy Services contemplated by this Agreement will not infringe upon or violate any patent, copyright, trade secret or other proprietary right of any third party. These warranties shall survive termination of this Agreement.

                                                      ARTICLE 4
                                          CONFIDENTIALITY AND AUDIT RIGHTS

4.01 Confidentiality. Except as otherwise provided in this Agreement, all information communicated by Transamerica to Allmerica Financial and by Allmerica Financial to Transamerica shall be and is received in confidence and shall be used only for purposes of this Agreement. No such information shall be disclosed by Allmerica Financial, by Transamerica or by their respective agents or employees without the prior written consent of the non-disclosing party, except as may be necessary by reason of legal, accounting, or regulatory requirements beyond the reasonable control of the disclosing party. The provisions of this Section 4.01 shall survive termination or expiration of this Agreement for any reason.

         Allmerica Financial and Transamerica each agree not to disclose to any person, firm or corporation or to utilize or reproduce for their own use any proprietary or confidential information concerning the business or data of the other party which it may have acquired pursuant to or in the course of the performance of its obligations under this Agreement. Proprietary information shall include, but not be limited to, data, marketing information and materials, sales data, customer lists, financial plans, investment strategies, policyholder and insured data, data on agents, agencies and distribution systems. The foregoing notwithstanding, the following shall not be considered proprietary information for purposes of this provision: (i) information publicly available or generally known within the life insurance industry; (ii) information obtained from other sources, to the knowledge of Allmerica Financial or Transamerica, as the case may be, not under a duty of confidentiality to Transamerica or Allmerica Financial with respect to such information; and (iii) information that is developed or created independently by either party without breach of this Agreement.

         In addition to the foregoing, Allmerica Financial agrees that during the term of this Agreement and thereafter it shall not, directly or indirectly, or through any third party utilize confidential information obtained pursuant to this Agreement to recruit or attempt to recruit any Transamerica insurance agents, brokers, general agents or other producers.

         In addition to the foregoing, Transamerica agrees that during the term of this Agreement and thereafter it shall not, directly or indirectly, or through any third party utilize confidential information obtained pursuant to this Agreement to recruit or attempt to recruit any Allmerica Financial or AFLIAC insurance agents, brokers, general agents or other producers.

4.02 Audit Rights. Allmerica Financial shall provide reasonable access during normal business hours to any location from which Allmerica Financial conducts its business and provides Policy Services to Transamerica pursuant to this Agreement to auditors designated in writing by Transamerica for the purposes of performing audits for Transamerica. Transamerica shall give reasonable advance written notice of an audit and include in that notice the matters which it will audit. Allmerica Financial shall provide the auditors any assistance they may reasonably require. Such auditors shall have the right during normal business hours to audit any business record, activity, procedure or operation of Allmerica Financial that is reasonably related to the provision the Policy Services provided under this Agreement, including the right to interview any Allmerica Financial personnel involved in providing or supporting such Policy Services.

         If Transamerica determines, following an audit, that errors have been made in Allmerica Financial's records, procedures or operations, Allmerica Financial will make prompt correction and forward evidence of such corrections to Transamerica. Allmerica Financial will use its best efforts to make all such corrections within thirty (30) business days.




                                                     ARTICLE 5
                                           RECORDS AND DATA MAINTENANCE

5.01 Maintenance of Allmerica Financial Records. Allmerica Financial records relating to Policies and the Policy Services provided under this Agreement will be maintained at Allmerica Financial's principal administrative office and at other storage facilities used for maintenance of records relating to Allmerica Financial's variable life insurance business. Such records shall be maintained: (i) in the case of records relating to a particular Policy, while the Policy remains in force and for a period of seven (7) years following termination of the Policy and (ii) for all other such records, for the duration of this Agreement and, for any records not transferred to Transamerica after termination of this Agreement, for a period of seven (7) years following such termination.

         Notwithstanding the foregoing, voice recording tapes shall only be maintained for one (1) year from the date of the call.

         All such Allmerica Financial records will be maintained in accordance with prudent standards of recordkeeping as required by state insurance laws and regulations and the Investment Company Act of 1940, as well as other federal and state securities laws and regulations.

5.02     Records and Data Management.  Allmerica Financial shall:

         (i) maintain all Policy paper-based files provided to Allmerica Financial on behalf of Transamerica, including, but not limited to, Policy applications, transaction documents and authorizations, correspondence, beneficiary designations and all other relevant Policy servicing documents;

         (ii) maintain voice recording tapes for all telephone based service requests. These tapes shall be maintained in a safe and secure location;

         (iii) maintain Policy machine sensible records, including values, options, status and payments;

         (iv) store Transamerica Computer System data under Allmerica Financial's retention schedule, as mutually agreed upon, on magnetic tapes and disc packs when in the possession or custody of Allmerica Financial in accordance with the confidentiality and security safeguards specified in this Agreement. In the event a longer retention schedule is desired by Transamerica, Allmerica Financial shall comply with such requirements, and Transamerica shall reimburse Allmerica Financial at an agreed upon rate for any additional costs reasonably incurred by Allmerica Financial;

         (v) maintain all records and files relating to Policies and Policy Services as the Property of Transamerica and promptly return such Property to Transamerica upon termination of this Agreement, as provided in Subsection 2.01(c) hereof;

         (vi) maintain all such records and files in an accessible and useable form; and

         (vii) not destroy any such records and files without the approval of Transamerica and only after 30 days' written notice to Transamerica of the proposed destruction.

5.03 Transamerica's Records. Transamerica's files, records, and documents and the data contained therein shall be and remain Transamerica's Property and shall be returned to Transamerica promptly upon request or the expiration or termination of this Agreement or, with respect to any particular data files and data, on the earlier date the data files and data are no longer required by Allmerica Financial to provide services to Transamerica pursuant to this Agreement. Transamerica's data is confidential and proprietary and shall not be utilized by Allmerica Financial for any purpose other than that of providing services to Transamerica and shall not be disclosed, sold, assigned, leased or otherwise disposed of or commercially exploited by or on behalf of Allmerica Financial or its affiliates or their employees or agents without the prior written consent of Transamerica.

         At any time and from time to time, Transamerica may request Allmerica Financial for copies of Transamerica's files, records and documents then in the possession of Allmerica Financial. Unless prohibited by its license agreement with Continuum or any other agreement with a software vendor, Allmerica Financial shall promptly comply with any such request for copies. Transamerica understands and agrees that any costs or expenses, including personnel costs, incurred by Allmerica Financial in complying with any such requests for copies shall be reimbursed by Transamerica. Any such reimbursement shall be paid by Transamerica within 30 business days of its receipt of a written request for reimbursement.

5.04 Safeguarding Transamerica Data and Records. In order to properly safeguard Transamerica data and records in its possession, Allmerica Financial will establish and maintain full and complete safeguards no less rigorous than those in effect at Allmerica Financial to protect its own confidential data and records against destruction, loss, alteration or unauthorized access.

                                                      ARTICLE 6
                                          ALLMERICA FINANCIAL'S OBLIGATIONS

6.01 Implementation Duties and Responsibilities. Commencing on the Effective Date, Allmerica Financial shall, in accordance with the time schedules set forth in Article 1 and in Schedule 2.01B: (a) Develop the Policy Forms and perform its additional duties and responsibilities as set forth in
                  Article 1.

         (b) Jointly develop with Transamerica the detail requirements and specifications for each of the Functional Outline Documents to be included in Schedule 3.01B. These documents will be the detailed business specifications for all product and service modifications. Allmerica Financial and Transamerica expect to complete this task within six (6) weeks from the date the Agreement is executed by both parties.

         (c) Jointly develop with Transamerica the Computer System interfaces to Transamerica's Home Office and Kansas City Operational Center. The Allmerica Financial time frames for completion of such interfaces will be negotiated by the parties. Transamerica understands and agrees that, to the extent compatible, Allmerica Financial intends to utilize file formats currently in use in developing such interfaces.

         (d) Modify and implement the Administrative Computer System as necessary to support the Policy and Policy Services covered by this Agreement. The time frames for Computer System modification and implementation will be negotiated by the parties.

         (e) Develop illustration software and illustration formats to be used with the Policy Forms, as more fully described in Section 6.04.

6.02 Computer System Operation. Upon the successful completion of acceptance testing and the implementation of the Computer System, Allmerica Financial shall provide Transamerica the following Computer System services:

         (a) Operate the Computer System and process Transamerica business and data in accordance with Schedules 2.01A, 2.01B and 3.01B to achieve the Service Standards called for in Schedule 2.01C.

                  In the event that the Service Standards in Schedule 2.01C are not achieved, Allmerica Financial shall institute corrective action, as described in Section 2.01(b), in order for such standards to be achieved.

         (b) Provide all necessary man-hours to install new releases of the Computer System and maintain the Computer System in accordance with the specifications and Functional Outline Documents set forth in Schedules 2.01A, 2.01B and 3.01B by making routine corrections and by accomplishing ordinary day-to-day changes to the computer programs in the Computer System.

         (c) Store Transamerica data, as provided in clause (iv) of Section 5.02 hereof.

         (d) Use its best efforts to ensure that the Computer System is Year 2000 ready.
6.03 Computer System Maintenance, Changes and Enhancements. Allmerica Financial agrees to maintain the Computer System in accordance with the specifications and Functional Outline Documents set forth in this Agreement at no additional cost to Transamerica. At any time and from time to time while this Agreement remains in force Transamerica may request that Allmerica Financial modify, enhance or otherwise make changes to the Computer System ("System Changes") other than changes required as part of Allmerica Financial's responsibility to perform normal Computer System maintenance. After receipt of any such request, Allmerica Financial agrees to negotiate in good faith with Transamerica the terms and conditions (including compensation and delivery time frames) under which Allmerica Financial shall develop and implement any such requested Systems Change.

         Allmerica Financial agrees to promptly review any Systems Change request and to respond to such request in writing within 30 days of its receipt of the request. In negotiating with Transamerica the terms and conditions under which Allmerica Financial will comply with any such request, Allmerica Financial agrees to assign the same priority to such request, if it concludes that it is able to accommodate the request, as would be assigned in the event of a similar Systems Change request related to its own variable life insurance products.

6.04 Policy Illustrations. Allmerica Financial agrees to develop illustration software to be used with the Policy Forms. Transamerica understands and agrees that such software shall be substantially similar to the illustration software currently used by Allmerica Financial in its variable life insurance business. Allmerica Financial agrees to finalize such illustration software within a mutually agreeable time frame after the date the final specifications for the Policy Forms are agreed to by the parties.

         In addition to the foregoing, Allmerica Financial agrees to modify its illustration software whenever modifications are necessary to comply with any regulatory and/or statutory changes applicable to illustrations used in connection with the sale and servicing of the Policy Forms.

         Allmerica Financial represents and warrants that illustrations produced by such illustration software shall comply with all applicable state and federal regulatory and statutory requirements. This warranty shall survive termination of this Agreement.

6.05 Acknowledgment and Additional Responsibilities of Allmerica Financial. Allmerica Financial shall have no authority, nor shall it represent itself as having such authority, other than as specifically set forth in this Agreement. Without limiting the generality of the foregoing sentence, Allmerica Financial specifically agrees that it will not do any of the following without the prior written consent of Transamerica:

         (a) Litigation. Institute or prosecute any legal proceedings in connection with any matter pertaining to the Policy Services provided pursuant to this Agreement or Transamerica's business or accept service of process on behalf of Transamerica.
         (b) Alterations. Waive, amend, modify, alter, terminate or change any term, provision or condition stated in any Policy Form or discharge any contract in the name of Transamerica, except as otherwise specifically provided in this Agreement.

         (c) Advice to Policyholders/Prospective Policyholders. Offer tax, legal, or investment advice to any Policyholder or prospective Policyholder of Transamerica under any circumstances, with respect to a Policy or the Policy Services provided pursuant to this Agreement.

6.06 Cooperation. Allmerica Financial agrees to cooperate at all times with Transamerica to ensure that the Policy Services provided pursuant to this Agreement are provided properly to any Policyholder or prospective Policyholder of Transamerica. Allmerica Financial shall use its best efforts to comply with any and all written directives from Transamerica for the correction of deficiencies or problems associated with Allmerica Financial's performance of Policy Services or its obligations hereunder (each, a "Correction Letter"). Such deficiencies or problems shall include, without limitation, (i) Allmerica Financial's failure to provide Policy Services in a timely manner, or (ii) Allmerica Financial's failure to provide Policy Services in accordance with the Service Standards specified in Schedule 2.01C. Allmerica Financial shall use its best efforts to comply with a Correction Letter within thirty (30) days of its receipt of the Letter (or such longer period as shall be specified in the Correction Letter, in situations where it is not reasonably possible to comply within such thirty (30) day period).

6.07 Notification of Service Deficiencies. Allmerica Financial shall promptly notify Transamerica, in writing, of (i) any material weaknesses relating to the provision of Policy Services under the Agreement and (ii) any comment of a material nature made pursuant to a regulatory examination relating to the provision of such Policy Services. Written notification shall be provided within seven (7) days of when Allmerica becomes aware, through written notification, of the material weakness or regulatory comment. If Allmerica has not corrected the material weakness or material problem that caused the regulatory comment to the satisfaction of Transamerica within a time frame set reasonably by Transamerica in writing and agreed to by Allmerica Financial, Transamerica may then immediately terminate this Agreement without prejudice to any of Transamerica's rights or remedies against Allmerica Financial pursuant to Section 11.03 of this Agreement.

6.08 Administrative Services Provided. Allmerica Financial shall perform the administrative services specified in Schedules 2.01A, 2.01B and 3.01B within the time frames and Service Standards specified in Schedule 2.01C.

6.09 Records and Data Maintenance. Allmerica Financial shall provide the records and data maintenance, management and other services described in Article 5.

6.10 Personnel. Allmerica Financial shall use its best efforts to ensure that adequate personnel are assigned to perform the services required under this Agreement, to include a Project/Account Manager and the staffing levels needed in order to achieve the Service Standards specified in Schedule 2.01C.

         Except for third party vendors used to service Allmerica Financial's variable life insurance business, Transamerica's business will be serviced only by employees of Allmerica Financial.

         Before Allmerica Financial communicates any confidential information described in Section 4.01 and relating to Transamerica to a vendor, the vendor must execute a confidentiality agreement acceptable to Transamerica.

                                                      ARTICLE 7
                                             TRANSAMERICA'S OBLIGATIONS

7.01     Transamerica's Duties and Responsibilities.  Transamerica shall:

         (a) Assist Allmerica Financial in the development of the Policy Forms and perform its additional duties and responsibilities set forth in Article 1.

         (b) Jointly develop with Allmerica Financial an implementation plan and schedule as set forth in Schedule 2.01B.

         (c) Provide designated Transamerica personnel dedicated to work with Allmerica Financial personnel in the performance of this Agreement and all other reasonable and necessary cooperation and support.

         (d) Develop business specifications and jointly develop with Allmerica Financial the Functional Outline Documents.

         (e)      Provide  all  the   requirements  for  the  operation  of  the
                  Administrative Computer System at Transamerica's facilities necessary for Computer System interfaces and output.

         (f) Provide necessary input data for the operation of the Computer System.

         (g)      Jointly   develop  with  Allmerica   Financial  the  interface
                  specifications   for  the  Computer  System  and  Transamerica
                  systems.

         (h)      Assist   Allmerica   Financial  in  the   development  of  the
                  illustration software and formats described in Section 6.04.

         (i) Make all necessary payments due under the terms of this Agreement.

                                                      ARTICLE 8
                                                 ACCEPTANCE TESTING

8.01 Contents. Allmerica Financial and Transamerica shall conduct tests of the Computer System. The standard to be used to determine the successful completion for all tests shall be the Computer System's performance of the functions and features described in the Functional Outline Documents set forth in Schedule 3.01B and the specifications set forth in Schedules 1.02 and 2.01A. The testing standards and the testing process must be approved by Transamerica, whose approval shall not be unreasonably withheld.

8.02 Usability Testing. Allmerica Financial and Transamerica shall conduct a joint usability test as follows:

         (a) The test will be performed utilizing Allmerica Financial's existing test environment.

         (b) A test sample of Policies and business transactions shall be determined and processed by Allmerica Financial and will be made available to Transamerica for review.

         (c)      Allmerica  Financial and Transamerica  will jointly review the
                  test   results  to   determine   completeness,   accuracy  and
                  performance.

         (d) Transamerica will process all Allmerica Financial generated system interface files to determine successful use by internal Transamerica systems.

         (e) Allmerica Financial and Transamerica will evaluate overall business and system processing flow for capability to meet operational performance standards.

         (f) Allmerica Financial and Transamerica will make all necessary revisions to business and technical systems identified in the usability test.

         (g) In order to satisfy usability testing, the Computer System must process all sample Policies and related transactions to such standards as would be acceptable to Allmerica Financial in the processing of AFLIAC's variable life insurance business. Transamerica and Allmerica Financial must mutually agree that usability testing has been successfully accomplished. Transamerica and Allmerica Financial must also mutually agree that usability testing has been performed with true representation of Transamerica sales force illustration and investment scenarios.

         (h) In the event the usability testing has not been successfully completed within six months from the Effective Date of this Agreement, unless the parties agree to an extension, Transamerica and Allmerica Financial shall proceed in accordance with the provisions of Subsection 2.01(c) of this Agreement.

                                                      ARTICLE 9
                                      ADDITIONAL REPRESENTATIONS AND WARRANTIES

9.01 Corporate Authority, etc. Allmerica Financial represents and warrants:

         (a) That it is a corporation duly organized and existing in good standing under the laws of the Commonwealth of Massachusetts.

         (b) That Allmerica Financial has the power and authority under the laws of the Commonwealth of Massachusetts and under its charter and by-laws to enter into and perform the Product Development and Policy Services contemplated in this Agreement.

         (c) That all requisite corporate and other acts or proceedings required to be taken to authorize the execution, delivery and performance of this Agreement have been taken.

         (d) That in performing the Policy Services contemplated in this Agreement it will be in compliance with all applicable state and federal laws and regulations and will use its best efforts to perform the Policy Services in compliance with Transamerica's policies and procedures that are designed to achieve IMSA (Insurance Marketplace Standards Association) certification.

         (e) That it has and will use its best efforts to continue to have and maintain the necessary facilities to perform Policy Services in accordance with the provisions of this Agreement.

9.02 Survivability. The warranties provided for in this Article 9 shall survive termination of this
         -------------
         Agreement.



                                                     ARTICLE 10
                                              INDEMNITIES AND LIABILITY

10.01 Cross Indemnity. Each party shall indemnify, defend and hold harmless the other, and the other's subsidiaries, parent and affiliates, from and against any and all claims, actions, damages, liabilities, costs and expenses (including reasonable attorneys' fees and expenses), arising out of the death or bodily injury of any agent, employee, customer, business invitee or business visitor of the indemnitor occurring on premises under the control of the indemnitor or its parent or one of its subsidiaries or affiliates.

10.02 Allmerica Financial Limitation of Liability; Indemnification by Transamerica. Allmerica Financial, its subsidiaries, parent, affiliates and its or their officers, directors, employees and agents (collectively "Allmerica Indemnitees") shall not be responsible for, and Transamerica shall indemnify and hold harmless Allmerica Indemnitees from and against any and all claims, demands, losses, damages, charges, costs, expenses (including reasonable attorneys' fees and expenses), judgments, awards and settlements, including any punitive, consequential, special or indirect damages (herein "Losses") arising out of or attributable to:

         (a)      All  actions  of  Allmerica   Indemnitees  related  to  Policy
                  underwriting or the investigation, processing, denial or payment of Policy claims, including death claims, provided that:

                  (i) in the case of an underwriting matter, Allmerica Financial properly utilized Transamerica's Underwriting Standards (as described in Section 2.02) in underwriting, rating or declining an applicant for insurance and, in the event of the declination of a proposed insured, which declination is not clearly a medical decline described in Transamerica's underwriting manual, that the matter was communicated to authorized Transamerica personnel who agreed with and approved the declination; and

                  (ii) in the case of a Policy claim, Allmerica Financial followed Transamerica's claims investigation and processing rules and requirements and, in the event of the denial of a claim, that the matter was communicated to authorized Transamerica personnel who agreed with and approved the denial.

                  Allmerica Financial will communicate appropriate details of any required communication described in (a) (i) and (ii) above in accordance with notification procedures to be jointly developed by the parties. If no response is received within five (5) days from the day of the transmission, Allmerica Financial shall have the right to proceed on the basis that Transamerica is in agreement with the decision to decline the risk or deny the payment of the claim and will proceed with appropriate action.
         (b) A claim against an Allmerica Indemnitee by any third party, to the extent it arises out of or results from any act or omission of Transamerica, its employees, agents, brokers or representatives relating to the sale or servicing of any Policy.

         (c) A claim against an Allmerica Indemnitee by any third party, to the extent it arises out of or results from the reasonable reliance of an Allmerica Indemnitee on information, records or documents furnished to it by or on behalf of Transamerica.

         (d) A claim against an Allmerica Indemnitee by any third party, to the extent it arises out of or results from the reasonable reliance on, or the carrying out of by an Allmerica Indemnitee of, any instructions of authorized personnel of Transamerica.

10.03 Transamerica Limitation of Liability; Indemnification by Allmerica Financial. Transamerica, its subsidiaries, affiliates and its or their officers, directors, employees and agents (collectively "Transamerica Indemnitees") shall not be responsible for, and Allmerica Financial shall indemnify and hold harmless Transamerica Indemnitees from and against any and all Losses arising out of or attributable to:

         (a) A breach or negligent failure of Allmerica Financial to perform any of Allmerica Financial's representations, warranties, covenants or obligations set forth in this Agreement.

         (b) A claim against a Transamerica Indemnitee by any third party, to the extent it arises out of or results from the reasonable reliance of a Transamerica Indemnitee on information, records or documents furnished to it by or on behalf of Allmerica Financial.

         (c) A claim against a Transamerica Indemnitee by any third party, to the extent it arises out of or results from the reasonable reliance on, or the carrying out of by a Transamerica Indemnitee of, any instructions of authorized personnel of Allmerica Financial.

         In addition to the foregoing, Allmerica Financial shall indemnify and hold harmless Transamerica Indemnitees from and against any tax, interest or penalties imposed by the IRS or any state or local taxing authority on Transamerica, as well as any liability Transamerica may incur to Policyholders caused by or related to Allmerica Financial's failure to properly test and apply the life insurance testing rules under IRC Sections 7702 and 7702A or its failure to perform its tax withholding and information reporting duties and responsibilities under this Agreement, including, but not limited to, failures to: (i) deposit the correct amount of income tax withholding on time; (ii) issue timely information returns; (iii) issue correct information returns; (iv) correctly process tax-related transactions related to nonresident aliens; and (v) correctly process tax-related transactions related to death claims.

10.04 Notice and Opportunity to Defend. Promptly after receipt by any party hereto of notice of the assertion of any claim for a Loss with respect to which such party hereto expects to make a request for indemnification hereunder, such party shall give the party which may become obligated to provide indemnification hereunder (the "Indemnifying Party") written notice describing such claim in reasonable detail. The Indemnifying Party shall have the right, at its option and at its own expense and by its own counsel, to participate in the defense of any such claim, provided that the Indemnifying Party shall have agreed in writing to indemnify the party seeking indemnification hereunder (the "Indemnified Party"). Notwithstanding the foregoing, the Indemnifying Party shall not have the right to control or to represent the Indemnified Party in the defense of any claim.

10.05 Processing Liability. Notwithstanding the provisions of Sections 10.02 and 10.03, in the event of any liability incurred by Allmerica Financial or Transamerica as a result of Policy processing errors made by Allmerica Financial, Allmerica Financial shall be liable for the first ten thousand dollars incurred during each twelve (12) month period from the commencement of the Operational Phase ("Liability Period") for the term of this Agreement. For liability arising from Allmerica Financial processing errors incurred in a Liability Period in excess of ten thousand dollars, Allmerica Financial shall be liable for 40% of such amount and Transamerica shall be liable for 60% of such amount. Provided, however, that Transamerica shall not be liable with respect to any Liability Period for any such amount in excess of .35% of Policy premiums (including first year target and excess premiums and renewal premiums) paid during the Liability Period. Allmerica Financial agrees that it shall be responsible for the dollar amount of processing errors incurred during a Liability Period in excess of such .35% cap. If such cap is not determined until after the end of a Liability Period, both parties agree to a true-up by Allmerica Financial (or to a reimbursement by Transamerica, if appropriate) within 30 days following the date the cap is both calculated and agreed to by both parties. For purposes of calculating processing errors, both parties understand and agree that liabilities shall only mean and include amounts payable or creditable to Policyholders and their beneficiaries and shall not include internal costs incurred by either party to correct such errors.

         For purposes of this Agreement, the term "processing errors" shall mean and include:

         (i) errors or delays relating to the processing of Policy premium payments;

         (ii) errors or delays relating to the processing of Policy fund transfer requests;

         (iii) errors or delays relating to Policy Services involving Policy dollar cost averaging or automatic account rebalancing;

         (iv) errors or delays related to the processing of Policy changes (e.g., processing of title changes, beneficiary changes or insurance increases or decreases);

         (v) errors or delays related to the processing of Policy surrenders, exchanges or withdrawals;

         (vi)    errors or delays related to the processing of Policy loans; and

         (vii) other errors or delays related to the Policy Administration functions described in Part B of Schedule 2.01C.

         Notwithstanding the foregoing, processing errors shall not include systemic Computer System errors, errors related to Policy underwriting, Policy claims processing or errors related to Allmerica Financial's Code Section 7702 and 7702A policy testing and tax withholding and information reporting duties and responsibilities, as described in the last paragraph of Section 10.03 hereof.

10.06 Acknowledgment. Allmerica Financial and Transamerica expressly acknowledge that the limitations contained in this Article 10 represent the express agreement of the parties with respect to allocation of risks between the parties, including the level of risk to be associated with the provision of the Policy Services described herein as related to the amount of the payments to be made to Allmerica Financial for such Services, and each party fully understands and accepts such limitations.

10.07 Survivability. The indemnifications provided for in this Article 10 shall survive termination of this
         -------------
         Agreement for any reason.

                                                     ARTICLE 11
                                                TERM AND TERMINATION

11.01 Term.

         (a) The Product Development obligations of the parties and the Policy Services Implementation Phase shall commence upon the Effective Date of this Agreement. The Implementation Phase shall expire upon successful completion of all acceptance testing of the Computer System under
Article 8. The Operational Phase shall commence upon certification by Allmerica Financial that
it  is  ready  to  commence  production   processing  of  Transamerica  data,
 and  shall  expire
forty-eight  (48) full  calendar  months  from the date of  receipt  of said certification  from
Allmerica  Financial,  unless terminated earlier or extended in accordance with the provisions of
this Agreement.

         (b) A failure to commence the Operational Phase on or before the date which is six months from the date the Functional Outline Documents have been finalized and agreed to by the parties shall
result in a sixty (60) day cure period during which  Transamerica  and Allmerica
  Financial shall
take all necessary steps to complete the work to commence the Operational Phase. If the
Operational  Phase is not  commenced by the end of the 60-day cure period, then,  at its option,
either party shall have the right to terminate the Agreement.  In such event, neither  Allmerica
Financial nor  Transamerica  shall have any further  responsibility  under this
 Agreement  except
for Transamerica's responsibility to pay the balance of the Compensation due Allmerica
Financial for its Product Development services, as specified in Section 1.05.

11.02 Extension. This Agreement shall continue in force after the initial 48-month termination date specified in Subsection 11.01(a) unless either party elects to terminate the Agreement on said initial termination date by notifying the other party in writing of its intention to do so. Such notice must be given at least twelve months prior to said initial termination date unless both parties agree to accept a later date of notification. If this Agreement is continued beyond said initial termination date, Transamerica and Allmerica Financial shall each have the right to cancel this Agreement on any date thereafter upon twelve months' written notice to the other party.

11.03 Termination for Cause. Except as otherwise provided in this Agreement, in the event either party defaults in the performance of any of that party's material duties or obligations under this Agreement, which default shall not be substantially cured within thirty (30) days after written notice is given to the defaulting party specifying the default or, with respect to those defaults which cannot reasonably be cured within thirty (30) days, should the defaulting party fail to proceed within sixty (60) days to commence curing the default and thereafter to proceed with all due diligence to substantially cure the default, the party not in default may terminate this Agreement for cause by giving written notice to the defaulting party.

         For purposes of this Agreement, material breach shall include, but not be limited to, the following events: (i) fraud, material misrepresentation, conversion or unlawful withholding of funds by either party; (ii) the disqualification by either party to do business under any applicable state or federal law where its ability to do business is materially impaired; (iii) any breach of confidentiality by either party or the use of confidential information by either party in a competitive manner; and (iv) any failure by Allmerica Financial to maintain fidelity bond coverage in an amount of at least $10,000,000. Circumstances described in clauses (i) and (iii) shall not be subject to the cure provisions described in the preceding paragraph.

         In addition to the foregoing, (i) if Allmerica Financial breaches its agreement with Continuum (or any replacement software vendor), such that Allmerica Financial's license to use the then current Computer System is revoked, and (ii) if at the time of such license revocation the LIFE-COMM III Computer System (or the software of any replacement vendor whose agreement with Allmerica Financial has been breached by Allmerica Financial), is being utilized to perform the Policy Services contemplated by this Agreement, then in such event, Transamerica may terminate this Agreement for cause.

         In the event this Agreement is terminated for cause, the party materially breaching the Agreement shall be liable for all damages incurred by the aggrieved party as a result of the breach. In the event either party terminates the Agreement for cause, Transamerica agrees to pay Allmerica Financial the balance of any compensation for Product Development required to be paid to Allmerica Financial under Section
         1.05 and to pay compensation for Policy Services rendered, required to be paid to Allmerica Financial under Sections 2.04. In the event that either party terminates this Agreement for cause, Allmerica Financial and Transamerica shall jointly develop and implement a cooperative conversion workplan under Subsection 2.01(c) of this Agreement.

         Notwithstanding the foregoing, if Transamerica terminates this Agreement for cause, subject to the requirements set forth in Sections
         1.05 and 2.04, Transamerica shall have the right to offset amounts otherwise payable to Allmerica Financial against any damages incurred by Transamerica as a result of Allmerica Financial's breach of this Agreement.

11.04 Termination for Nonpayment. In the event Transamerica defaults in the payment of any amount due Allmerica Financial under this Agreement and does not cure the default within thirty (30) days after written notice of the default or unless such payment shall be in dispute, Allmerica Financial may terminate this Agreement for cause by giving thirty (30) days written notice to Transamerica.

11.05 Termination for Insolvency. In the event either party becomes or is declared insolvent or bankrupt, is the subject of any proceedings relating to its liquidation, insolvency or for the appointment of a receiver or similar officer for it, makes an assignment for the benefit of all or substantially all of its creditors, or enters into an agreement for the continuation, extension, or readjustment of all or substantially all of its obligations, the other party may immediately terminate this Agreement for cause.

                                                     ARTICLE 12
                                                    MISCELLANEOUS

12.01 Binding Nature and Assignment. This Agreement shall be binding on the parties and their respective successors and assigns. Neither party may assign this Agreement without the prior written consent of the other, which shall not be unreasonably withheld.

12.02 Notices. Any notice or other instrument authorized or required by this Agreement shall be deemed given upon receipt and shall be effective only if it is in writing and delivered personally, by facsimile transmission with telephone confirmation, by registered or certified return receipt mail, postage prepaid, or by nationally recognized overnight courier service addressed as set forth below or to such other person or address as each party may from time to time designate by notice to the other party.

         In the case of Allmerica Financial:

         Allmerica Financial Life Insurance and Annuity Company
         440 Lincoln Street
         Worcester, Massachusetts 01653
         Attention:      Mammen G. Verghis
                         Vice President

         In the case of Transamerica:

         Transamerica Occidental Life Insurance Company
         1150 South Olive Street
         Los Angeles, California 90015
         Attention:      General Counsel

         and with copy to:

         Transamerica Occidental Life Insurance Company
         1150 South Olive Street
         Los Angeles, California 90015
         Attention:      Mark Madden

         A party may from time to time change its address or designees for notification purposes by giving the other party prior notice in the manner specified above of the new address or the new designee and the subsequent date upon which the change shall be effective.

12.03 Amendment. This Agreement may be amended or modified only by a written agreement executed by both parties, as evidenced in writings signed by a Vice President of Allmerica Financial and Transamerica.

12.04 Counterparts. This Agreement may be executed simultaneously in multiple counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

12.05 Certain Construction Rules; Governing Law. All Schedules attached hereto and referred to herein, are hereby incorporated in and made a part of this Agreement as if set forth herein. Any matter disclosed on any Schedule referred to herein shall be deemed also to have been disclosed on any other applicable Schedule referred to herein. All Section titles or captions contained in this Agreement or in any Schedule are for convenience only, shall not be deemed a part of this Agreement and shall not affect the meaning or interpretation of this Agreement. Any reference to a "Section" or "Schedule" shall be deemed to refer to a Section of this Agreement or Schedule attached to this Agreement. The recitals set forth on the first page of this Agreement are incorporated into and made a part of this Agreement. Unless the context clearly indicates, words used in the singular include the plural, and words in the plural include the singular.

         This Agreement is to be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts and without regard to the conflicts of laws principles thereof.

12.06 Relationship of Parties. Transamerica understands and agrees that Allmerica Financial in furnishing services to Transamerica is acting only as an independent contractor. Unless otherwise provided in this Agreement, Allmerica Financial has the sole right and obligation to supervise, manage, contract, direct, procure, perform or cause to be performed all work to be performed by Allmerica Financial pursuant to this Agreement.

12.07 Approvals and Similar Actions. Where agreement, approval, acceptance, consent or similar action is required by any provision of this Agreement, such action shall not be unreasonably delayed or withheld.

12.08 Force Majeure. Each party shall be excused from performance for any period and to the extent that the party is prevented from performing any services, in whole or in part, as a result of delays caused by an act of God, war, civil disturbance, court order, labor dispute, or other cause beyond that party's reasonable control, including failures or fluctuations in electrical power, heat, light, air conditioning or telecommunications equipment and such nonperformance shall not be a default or a ground for termination. Notwithstanding the above, Allmerica Financial agrees that it will establish and maintain reasonable recovery steps, including technical disaster recovery facilities, uninterruptable power supplies for computer equipment and communications and that as a result thereof Allmerica Financial will use its best efforts to ensure that the Computer System shall be operational within forty-eight (48) hours of a performance failure.

12.09 Severability. The provisions of this Agreement are severable and the invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision hereof. In addition, in the event that any provision of this Agreement (or portion thereof) is determined by a court of competent jurisdiction to be unenforceable as drafted by virtue of the scope, duration, extent or character of any obligation contained therein, it is the mutual agreement of the parties that such provision (or portion thereof) shall, to the extent equitable, be construed in a manner designed to effectuate the purposes of such provision to the maximum extent enforceable under applicable law.

12.10 Construction and Representation by Counsel. The parties hereto represent that in the negotiation and drafting of this Agreement they have been represented by and relied upon the advice of counsel of their choice. The parties affirm that their counsel have had a substantial role in the drafting and negotiation of this Agreement and, therefore, the rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any Schedule attached hereto.

12.11 Media Releases. Transamerica and Allmerica Financial shall consult with each other as to the form, substance and timing of any press release or other public disclosure of matters related to this Agreement or any of the transactions contemplated hereby, and no such press release or other public disclosure shall be made without the consent of the other party, which shall not be unreasonably withheld or delayed; provided, however, that either party may make such disclosures as are required by legal, accounting or regulatory requirements after making reasonable efforts in the circumstances to consult in advance with the other party.

12.12 Reinsurance Agreement. The parties understand and agree that certain policy expenses and mortality risks assumed under the Policies serviced under this Agreement will be 40% reinsured by Allmerica Financial pursuant to the terms of a separate Reinsurance Agreement to be negotiated between the parties.

12.13 Agreement Relating to Additional Services. The parties understand and agree that certain investment accounting, separate account and treasury services to be provided by Allmerica Financial will be set forth in a separate agreement to be negotiated by the parties.

12.14 Waiver. No delay or omission by either party to exercise any right or power shall impair such right or power or be construed as a waiver. A waiver by either of the parties of any of the covenants to be performed by the other or any breach shall not be construed to be a waiver of any succeeding breach or of any other covenant.

12.15 Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof. There are no representations, understandings or agreements which are not fully expressed in this Agreement. No change, waiver, or discharge
         shall  be  valid  unless  in  writing  and  signed  by  an   authorized
         representative of the party against whom such change, waiver or discharge is sought to be enforced.

12.16 Hiring of Employees. During the term of this Agreement and for one (1) year thereafter, Transamerica and Allmerica Financial and any of their affiliates shall not, directly or indirectly, solicit for employment any person employed or working on the services provided hereunder within the preceding twelve (12) months by the other party or any affiliate of the other party without the prior written consent of the other party, which shall not be unreasonably withheld; provided, however, that (i) in the event either party uses the services of a professional recruiter and provides such recruiter solely with generic job duties and job descriptions (without making any reference to the other party or the other party's affiliates) and such recruiter contacts a qualified candidate who happens to be an employee of the other party and that candidate initiates contact through the recruiter with that party, then that party may employ that employee, or (ii) in the event an employee of the other party responds to a general advertisement placed by a party, then that party may employ that employee.

12.17 Taxes. Any taxes or similar assessments charged against Allmerica Financial or charged in connection with the services provided under this Agreement shall be the responsibility of Allmerica Financial, whether such tax or assessment is imposed by the Federal government, a state, a municipality or an administrative organization thereof.

12.18 Arbitration. All disputes and differences between the parties with respect to this Agreement will be decided by arbitration, regardless of the insolvency of either party, unless the conservator, receiver, liquidator, or statutory successor is specifically exempted from an arbitration proceeding by applicable state law. Either party may initiate arbitration by providing written notification to the other party. Such written notice shall set forth a brief statement of the issue(s), the failure of the parties to reach agreement, and the date of the demand for arbitration.

         An arbitration panel shall be chosen consisting of three arbitrators. The arbitrators must be impartial and must be or must have been officers of life insurance companies other than the parties or their affiliates. Each party shall select an arbitrator within thirty days from the date of the demand. If either party shall refuse or fail to appoint an arbitrator within the time allowed, the party that has appointed an arbitrator may notify the other party that, if it has not appointed its arbitrator within the following ten days, the arbitrator will appoint an arbitrator on its behalf. The two arbitrators shall select a third arbitrator within thirty days of the appointment of the second arbitrator. If the two arbitrators fail to agree on the selection of the third arbitrator within the time allowed, either party may ask ARIASo US to appoint the third arbitrator. However, if ARIASo US is unable to appoint an arbitrator who is impartial and who is or was an officer of a life insurance company other than the parties or their affiliates, then either party may ask a court to appoint the third arbitrator pursuant to the Uniform Arbitration Act or any similar statute empowering the court to appoint an arbitrator.

         The arbitration panel shall interpret this Agreement as an honorable engagement rather than merely a legal obligation, and shall consider practical business and equitable principles as well as industry custom and practice. The panel is released from judicial formalities and shall not be bound by strict rules of procedure and evidence.

         The arbitration panel shall determine all arbitration schedules and procedural rules. Organizational and other meetings shall be held in Worcester, Massachusetts, unless the panel shall select another location. The panel shall decide all matters by majority vote.

         Decisions of the arbitration panel shall be final and binding on both parties. The panel may, at its discretion, award costs and expenses it deems appropriate, including but not limited to attorneys' fees and interest. Judgment may be entered upon the final decision of the panel in any court of competent jurisdiction. The panel may not award exemplary or punitive damages. Unless the panel decides otherwise, each party will be separately responsible for paying all fees and expenses charged by its respective counsel, accountants, actuaries, and other representatives in connection with the arbitration, and the parties shall bear equally the fees and expenses of the arbitrators and any ancillary expenses associated with a hearing (e.g., any rental fee for use of the hearing room, etc.).

12.19    Legal Proceedings and Complaints.  If Allmerica Financial receives:

         (a) notice of the commencement of any legal proceeding involving any of Transamerica's customers; or

         (b) a communication from any insurance department, other administrative agency or any other person identifying a complaint by any Transamerica customer or calling a hearing involving any Transamerica practice; or

         (c)      written or oral complaints from customers of Transamerica; or

         (d) a demand or request by any court, government agency or regulatory body to examine any of the books and records of Transamerica relating to Policies or Policy Services;

         Allmerica Financial will use its best efforts to notify Transamerica within one (1) business day. Allmerica Financial will send copies of any necessary documentation to Transamerica within two (2) business days.

         Allmerica Financial and Transamerica will jointly develop a complaint handling process.

         Allmerica Financial will maintain a file containing any correspondence relating to complaints received from Transamerica customers or service providers for a period of seven (7) years from receipt of the complaint letter.

12.20 Trademarks and Tradenames. Allmerica Financial will not use Transamerica's name, trademarks, logo, or the name of any affiliate of Transamerica in any way or manner not specifically authorized in writing by Transamerica.

         Transamerica will not use Allmerica Financial's name, trademarks, logo or the name of any affiliate of Allmerica Financial in any way or manner not specifically authorized in writing by Allmerica Financial.

         On August 17, 1997, Transamerica provided Allmerica Financial with electronic formats of its trademark, pyramid logo and digitized officers' signatures for use on Policy Forms. Those properties combined with those Transamerica marks listed on Schedule 12.20 make up the Transamerica marks and names ("Marks and Names") licensed herein. Any marketing name or service mark adopted by the parties to identify the Policy contemplated in this Agreement shall be owned by Transamerica and considered one of the Marks and Names.

         As Transamerica is an owner-authorized user of those Marks and Names, Transamerica desires to exercise control over the use of said Marks and Names. Transamerica desires to license the Marks and Names for use by Allmerica Financial in the underwriting, claims servicing, Policy servicing and administrative services outlined in this Agreement. Accordingly the parties agree as follows:

         (a) License of Marks and Names. Transamerica hereby grants a nonexclusive license unto Allmerica Financial to use the Marks and Names solely in connection with the Services provided under this Agreement.

         (b) Manner of Use. Allmerica Financial shall not use the Marks and Names in any manner or format which differs from the electronic versions provided by Transamerica to Allmerica Financial on August 17, 1997 or as shown in Schedule 12.20. If Allmerica Financial deems a change in format for its limited use is necessary, a request for such change must be submitted in writing to Transamerica for its approval. Said request must include the version as originally supplied by Transamerica and the requested change, as well as the reason such a change is requested. Transamerica's approval of a requested change shall not be unreasonably withheld.

         (c) Quality Control. Allmerica Financial's usage of the Marks and Names shall be under the quality control of Transamerica as provided herein and shall comply with Transamerica's standards. As provided in Section 4.02, Transamerica may conduct reasonable audits of Allmerica's usage of the Marks and Names in relation to the Services provided under this Agreement to ensure compliance with the terms set forth in this Section.

         (d) Indemnification. Transamerica shall protect, indemnify, defend and hold harmless Allmerica Financial from any and all liability, damages, costs or expenses, including reasonable attorneys' fees incurred in connection with any claim or action arising from Allmerica Financial's use of the Marks and Names, limited to causes of action sounding in state or federal trademark infringement and/or state or federal trademark dilution. This indemnification shall survive termination of this Agreement.

         (e) Termination. The License to use the Marks and Names shall terminate in accordance with the provisions of Article 11. Any use of the Marks and Names that does not comply with the terms as set forth in this Section will be considered a default in the performance of Allmerica's material duties and or obligations. Upon termination under Article 11, Allmerica shall cease and desist use of the Marks and Names, except for limited use in administering and servicing of Policies issued prior to the date of termination.

12.21 Advertisement. Allmerica Financial shall not advertise the existence of this Agreement or announce its existence to other insurance companies or broker-dealers without the express written consent of Transamerica.

         Notwithstanding the foregoing, Transamerica agrees that Allmerica Financial may disclose the existence of this Agreement to insurance companies or other organizations that are prospective purchasers of services similar to the product development and administrative services to be provided under this Agreement.

12.22    Continuation.  Sections 1.05,  1.06,  2.01(c),  2.03, 3.02, 4.01, 5.01,
         6.04, 12.15,  12.16,  12.17, 12.18, 12.19, 12.20, and Articles 9 and 10
         shall survive termination of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement to take effect on the effective date specified above.

Transamerica Occidental Life
Insurance Company

By:      ______________________________
Name:    ______________________________
Title:   ______________________________
Date:    ______________________________

           First Allmerica Financial Life
           Insurance Company

  By:      _______________________________
  Name:    _______________________________
  Title:   _______________________________
  Date:    _______________________________


                                                  Schedule  1.01 To Product
Development and Administrative Services Agreement between First Allmerica Financial Life Insurance Company ("Allmerica Financial") and Transamerica Occidental Life Insurance Company ("Transamerica"), effective November 1, 1997.


                                                 AFLIAC POLICY FORMS

The   Transamerica   Policy,   Policy   Application  and  related  Policy  forms
contemplated by the Agreement will be substantially the same as the following Allmerica Financial Life Insurance and Annuity Company ("AFLIAC") forms:


         Name of AFLIAC  Form                               AFLIAC Form Numbers

1.       Flexible Premium Variable Life          1027-95
         Insurance Policy*

2.       Policy Application Forms                AS-156, AS-158-95,
                                                          AS-159, 1AM-90

3.       Children's Insurance Rider              1068-95

4.       Guaranteed Insurability Rider           1087-95

5.       Waiver of Payment Rider                 1086-94

6.       Living Benefits Rider                             1089.13-95

7.       Guaranteed Death Benefit Rider                                1099-97




* The Preferred Loan Option in Form 1027-95 will be deleted and the Preferred Loan Option described in END 260-96 will be substituted.

Schedule 1.02 To Product Development and Administrative Services Agreement between First Allmerica Financial Life Insurance Company ("Allmerica Financial") and Transamerica Occidental Life Insurance Company ("Transamerica"), effective November 1, 1997.


                                             POLICY FORM SPECIFICATIONS


                                                   See Attachment

Schedule 3.01B To Product Development and Administrative Services Agreement between First Allmerica Financial
Life  Insurance   Company   ("Allmerica   Financial")   and   Transamerica
  Occidental   Life  Insurance   Company
("Transamerica"), effective November 1, 1997.


                                            FUNCTIONAL OUTLINE DOCUMENTS



PRODUCT DIFFERENCES

         -    Mortality Rates
              Mortality rates are extended to age 115
              For Montana, male rates will be used instead of unisex rates

         -    Target Rates on some base cases
              Target rates for this product are shown in Attachment 1

         -    Surrender charges
              The surrender charges to be used for this product are shown in Attachment 2

         -    Maturity at age 115
              Maturity date is the policy anniversary nearest age 115

         -    Any  processes  or  procedures  that  differ   significantly  from
              Allmerica's usual and customary procedures will be documented via memo

              [Policy Underwriting, Claims Processing and Escheat procedures differ significantly - a Memorandum of Understanding needs to be developed with regard to each such process and procedure].

DOCUMENTS AND REPORTS

         - Revisions to reflect Transamerica company name, address, names and phone numbers in place of
              Allmerica information

ELECTRONIC INTERFACES

Allmerica to Transamerica

         -    Alpha (daily) - Attachment 3
         -    Reinsurance (monthly) - Attachment 4
         -    Accounting (daily) - Attachment 5
         -    Compensation (daily) - Attachment 6
         -    Sales Reporting (daily) - Attachment 7

Transamerica to Allmerica

         -    Agency and Agent Data (initial file at conversion and then daily
 - Attachment 8

Schedule 3.02 To Product Development and Administrative Services Agreement between First Allmerica Financial Life Insurance Company and Transamerica Occidental Life Insurance Company, effective November 1, 1997.


                 CONTINUUM NON-DISCLOSURE AND NON-USE AGREEMENT


CSC Continuum Inc. ("Continuum"), First Allmerica Financial Life Insurance Company ("Customer"), and Transamerica
Occidental Life Insurance Company ("Company"), agree as follows:

1.       RECITALS

         Customer is a licensee of all or part of the following computer software product: LIFE-COMM III (collectively, the "Software Product"). The Software Product (including the program code, specifications, logic, and design), all related documentation, and any information about the Software Product (the "Confidential Information") are confidential trade secrets of Continuum. Customer has also been granted limited rights to process the data and files of Company using the Software Product at Customer's site (the "Services"), which will require that Company have restricted access to certain of the Confidential Information in order to use the software product input and output capabilities.

2.       CONSENT

         Continuum consents to the disclosure by Customer to Company of only such Confidential Information as is reasonably necessary for Customer to perform the Services. However, such disclosure to Customer shall in no event include the disclosure of or access to any code or documentation of the Software Products.

3.       CONFIDENTIAL RELATIONSHIP

         Customer and Company acknowledge that the Confidential Information contains valuable trade secrets of Continuum. Any disclosures of Confidential Information to Company shall be made in the strictest confidence. Company shall take all appropriate action, whether by instruction, agreement or otherwise, to ensure the protection, confidentiality and security of any Confidential Information in its possession.

4.       NON-DISCLOSURE

         Company may disclose the Confidential Information to its own employees and to employees of Customer as reasonably necessary for Customer to provide the Services. Company and its employees shall not otherwise disclose or permit access to any Confidential Information to anyone other than such employees of Company and Customer. Before disclosing any Confidential Information to its employees, Company shall instruct its employees to comply with the terms of this Agreement.

5.       NON-USE

         Company shall not use any Confidential Information for any purpose other than for receiving the benefit of the Services.

6.       COPIES

         Company shall not copy or record any Confidential Information. Company shall not remove any materials containing Confidential Information from Customer's premises. Within ten (10) days after the completion of the Services, Company shall destroy or deliver to Customer all copies or records of Confidential Information in Company's possession.

7.       CONTINUING OBLIGATIONS

         Company's obligations under this Agreement shall survive termination of this Agreement and shall continue as long as any Confidential Information disclosed to Company remains confidential. Confidential Information does not include any information which (a) is known to Company prior to disclosure to Company by Continuum or Customer; (b) becomes publicly known in the data processing industry through no wrongful act of Company; or (c) is approved by release by written authorization of Continuum. The existence of a copyright notice will not cause, or be construed as causing, any part of the Software Product to be a published copyrighted work or to be in the public domain.

8.       INDEMNITY

         Company agrees that it is fully responsible for the actions of its employees with respect to the Confidential Information, whether or not such employee was acting within the scope of his or her employment. Customer and Company agree to indemnify Continuum for any damages, costs, or expenses (including court costs and reasonable attorneys' fees) suffered by Continuum as a result of any breach of this Agreement by Company.

9.       INJUNCTION

         Customer and Company agree that, in the event of a breach or threatened breach of this Agreement, Continuum will have no adequate remedy at law and shall be entitled to a temporary restraining order and/or a preliminary injunction without bond, and thereafter to a permanent injunction.

10.      TERM

         Continuum's consent granted by this Agreement shall terminate immediately upon the expiration or termination of the agreement for processing services between Customer and Company. Company shall have no access to Confidential Information after such date.



                                                        - 2 -
         At the termination of the Product Development and Administrative Services Agreement between First Allmerica Financial Life Insurance and Annuity Company and Transamerica Occidental Life Insurance Company effective November 1, 1997, but no later than the expiry of the 48-month initial term of the Agreement, CSC Continuum Inc. would be willing to: (1) grant to Transamerica Occidental Life Insurance Company a license for the base release of the version of the software product LIFE-COMM III used by First Allmerica Financial Life Insurance Company to service the Company's business at CSC Continuum's then current price and then current terms, (2) grant to Transamerica Occidental Life Insurance Company a license for them to use First Allmerica Financial Life Insurance Company modifications to such base release for no additional license fee and on the same terms as those for the base release, but without any indemnity for infringement of intellectual property by such modifications, and (3) consent to First Allmerica Financial Life Insurance Company delivery of such base release and modifications to Transamerica Occidental Life Insurance Company following execution of foregoing licenses.

Upon execution by all of the parties, this Agreement shall be effective as of the date of Continuum's signature below.

Transamerica Occidental Life Insurance Company

By:      _____________________________________
                             (Signature)

Name:    _____________________________________
                               (Printed)

Title:   _____________________________________

Date:    _____________________________________

CSC Continuum Inc.

By:      _____________________________________
                             (Signature)

Name:    _____________________________________
                               (Printed)

Title:   _____________________________________

Date:    _____________________________________

First Allmerica Financial Life Insurance Company

By:      _____________________________________
                             (Signature)

Name:    _____________________________________
                               (Printed)

Title:   _____________________________________

Date:    _____________________________________

Schedule 2.01A To Product Development and Administrative Services Agreement between First Allmerica Financial Life Insurance Company ("Allmerica Financial") and Transamerica Occidental Life Insurance Company ("Transamerica"), effective November 1, 1997.




INVENTORY OF SERVICES AND FUNCTIONS


REGISTERED REPRESENTATIVE LICENSING/SELLING FUNCTIONS (INCLUDING
  PRODUCT ILLUSTRATIONS).......................................................................................Transamerica

PRODUCT MARKETING ILLUSTRATION SUPPORT FUNCTIONS...............................................................Transamerica

800-LINE TECHNICAL SUPPORT FOR ILLUSTRATIONS AND ASSET
  ALLOCATION  SOFTWARE..................................................................................Allmerica Financial

RECEIPT OF INITIAL APPLICATION FOR BUSINESS AND INITIAL PREMIUM.........................................Allmerica Financial

BUSINESS SUITABILITY...........................................................................................Transamerica

UNDERWRITING REVIEW/APPROVAL............................................................................Allmerica Financial

PROCESS INCOMPLETES/DECLINES............................................................................Allmerica Financial

POLICY ISSUE............................................................................................Allmerica Financial

POLICY PRINTING.........................................................................................Allmerica Financial

POLICY MAILING..........................................................................................Allmerica Financial

(POLICY LEVEL) FUND ALLOCATION..........................................................................Allmerica Financial

INITIAL PREMIUM COLLECTION..............................................................................Allmerica Financial

FREE LOOK REFUNDS/NOT TAKENS............................................................................Allmerica Financial

COMMISSION PROCESSING/PAYMENT..................................................................................Transamerica

BILLING (ANNUAL, SEMI-ANNUAL, QUARTERLY)................................................................Allmerica Financial

COLLECTIONS.............................................................................................Allmerica Financial

LOCK BOX MANAGEMENT.....................................................................................Allmerica Financial

MONTHLY AUTOMATIC PREMIUM...............................................................................Allmerica Financial

FUND TRANSFER/REALLOCATIONS.............................................................................Allmerica Financial

800-LINE TELEPHONE CUSTOMER SERVICES....................................................................Allmerica Financial




INVENTORY OF SERVICES AND FUNCTIONS (Continued)



POLICY HISTORY REQUESTS.................................................................................Allmerica Financial

BENEFICIARY AND OWNER CHANGES...........................................................................Allmerica Financial

CUSTOMER CONFIRMATIONS (FINANCIAL TRANSACTIONS).........................................................Allmerica Financial

POLICY CHANGES..........................................................................................Allmerica Financial

ADDRESS CHANGES.........................................................................................Allmerica Financial

LOANS/PARTIAL WITHDRAWALS...............................................................................Allmerica Financial

1035 EXCHANGES..........................................................................................Allmerica Financial

SURRENDERS..............................................................................................Allmerica Financial

CONSERVATION...................................................................................................Transamerica

WRITTEN CORRESPONDENCE
         PRE SALE (i.e., BEFORE APPLICATION SIGNED)............................................................Transamerica
         POST SALE......................................................................................Allmerica Financial

DEATH AND OTHER POLICY CLAIMS
         NOTIFICATION...................................................................................Allmerica Financial
         SYSTEM PROCESSING..............................................................................Allmerica Financial
         INVESTIGATION/REVIEW...........................................................................Allmerica Financial

SETTLEMENT OPTIONS.............................................................................................Transamerica

ANNUAL STATEMENTS.......................................................................................Allmerica Financial

INSURANCE ACCOUNTING (e.g., POLICY GAAP AND STATUTORY ACCOUNTING)..............................................Transamerica

TAX WITHHOLDING AND INFORMATION REPORTING...............................................................Allmerica Financial



Schedule 2.01B To Product Development and Administrative Services Agreement between First Allmerica Financial Life Insurance Company ("Allmerica Financial") and Transamerica Occidental Life Insurance Company ("Transamerica"), effective November 1, 1997.




                  POLICY SERVICES - PROJECT SCHEDULE OF EVENTS


DEVELOPMENT OF DETAILED BUSINESS SPECIFICATIONS........September 15, 1997


LIFE-COMM, ALLMERICA FINANCIAL AND TRANSAMERICA
 INTERFACE SYSTEMS PROGRAMMING AND SYSTEM TESTING.........October 3, 1997


BUSINESS ACCEPTANCE AND MODEL OFFICE TESTING.............December 5, 1997


IMPLEMENTATION OF OPERATIONAL PHASE......................December 8, 1997

Schedule 2.01C To Product Development and Administrative Services Agreement between First Allmerica Financial Life Insurance Company and Transamerica Occidental Life Insurance Company, effective November 1, 1997.


                                SERVICE STANDARDS


         Service                                                                                           Standard

A.       Underwriting

         Initial Underwriting Review........................................................................3 Business Days
         Pending Underwriting Review........................................................................3 Business Days
         Follow-Up..........................................................................................3 Business Days
         Final Action.......................................................................................2 Business Days

B.       Policy Administration

         Premium Payments Applied....................................................98% Applied Within 1 Business Day
Fund Transfers/Reallocations Processed................................................98% Processed Within 1 Business Day
         New Business*..............................................................98% Issued Within 2 Business Days
         1035 Exchanges*.............................................................98% Mailed Within 3 Business Days
         Loans/Partial Withdrawals.....................................................98% Processed Within 2 Business Days
         Policy Changes (i.e. increases, decreases
           reinstatements)*............................................................98% Processed Within 5 Business Days
         Policy Surrenders.............................................................98% Processed Within 5 Business Days
         Address Changes...............................................................95% Processed Within 5 Business Days
         Beneficiary and Owner Changes.................................................95% Processed Within 5 Business Days

C.       Customer Service

         Average Speed to Answer.................................................................................20 Seconds
         Abandonment Rate................................................................................................3%
         Return Calls.........................................................................Within 3 Hours or as Promised
         Correspondence............................................Letter to Inquirer within 5 Business Days or as Promised
         Complaint Handling...............................................Acknowledge within 1 Business Day, Final Response to be sent within a mutually acceptable time frame
                                                                        intended to meet all state regulatory requirements

D.       Death and Other Policy Claims......................................Policy claims will be processed within mutually acceptable time frames intended to meet
                                                                                          all state regulatory requirements

* Measured from date of Policy underwriting approval

Schedule 12.20 To Product Development and Administrative Services Agreement between First Allmerica Financial Life Insurance Company and Transamerica Occidental Life Insurance Company, effective November 1, 1997.


                                            Transamerica Marks and Names




Transamerica

Transamerica Occidental

Transamerica Occidental Life

The Pyramid Logo

Schedule 3.01A To Product Development and Administrative Services Agreement between First Allmerica Financial Life Insurance Company and Transamerica Occidental Life Insurance Company ("Transamerica"), effective November 1, 1997.



1. LIFE-COMM III - Licensed by CSC Continuum, Inc.

2.   Variable Product Administration System - Licensed by Douglas G. Draeseke

3.   Triton Valuation System - Licensed by Price Waterhouse

4.   R2 Reinsurance System - Licensed by The Actuarial Network

5.   Life Underwriting System - Licensed by Lincoln National

6.   Illustration - Allmerica Financial**

7.   Asset Allocator - Allmerica Financial**


**Software that Allmerica Financial is developing specifically for Transamerica.
     Transamerica understands and agrees that the source codes for this software are proprietary to Allmerica Financial and will not be given to Transamerica under any circumstances.

                                                  LIST OF SCHEDULES
                                                         TO
                                                 PRODUCT DEVELOPMENT
                                        AND ADMINISTRATIVE SERVICES AGREEMENT



Schedule 1.01     AFLIAC Policy Forms

Schedule 1.02     Policy Form Specifications

Schedule 2.01A    Inventory of Services and Functions

Schedule 2.01B    Policy Services - Project Schedule of Events

Schedule 2.01C    Service Standards

Schedule 3.01A    Computer System Software

Schedule 3.01B    Functional Outline Documents

Schedule 3.02     Continuum Non-Disclosure and Non-Use Agreement

Schedule 12.20    Transamerica Marks and Names

     (11)  Issuance,  Transfer and Redemption  Procedures
Memorandum
1

    Description of Issuance, Transfer and Redemption Procedures for Policies Offered by the Transamerica Occidental Life Separate Account VUL-1 of
                     Transamerica Occidental Life Insurance
                                     Company

The Transamerica Occidental Life Separate Account VUL-1 ("Separate Account") of Transamerica Occidental Life Insurance Company ("Company" and "we") is registered under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust (File No. 333-37883). There are currently 17 sub-accounts within the Separate Account. Procedures apply equally to each sub-account and for purposes of this description are defined in terms of the Separate Account, except where a discussion of both the Separate Account and the individual sub-accounts is necessary. Each sub-account invests in shares of a corresponding portfolio. Currently, there are 17 portfolios available from eight mutual funds. The investment experience of a sub-account of the Separate Account depends on the market performance of its corresponding portfolio. Although flexible premium variable life insurance policies funded through the Separate Account may also provide for fixed benefits supported by the Company's General Account, this description assumes that net payments are allocated exclusively to the Separate Account and that all transactions involve only the sub-accounts of the Separate Account, except as otherwise explicitly stated herein.

1.       "Public Offering Price" Purchase and Related Transactions -
Section 22(d) and Rule 22c-1

This section outlines Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. Because of the insurance nature of the policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and annuity plans. The chief differences revolve around the structure of the cost of insurance charges and the insurance underwriting process. Certain Policy provisions, such as reinstatement and loan repayment, do not result in the issuance of a Policy but require certain payments by the Policy owners and involve a transfer of assets supporting Policy reserve into the Separate Account.

         a.       Insurance Charges and Underwriting Standards

                  Premium payments are not limited as to frequency and number, but there are limitations as to amount. No premium payment may be less than $100 without the Company's consent, and the total of all payments paid can never exceed the then current maximum payments as determined by Internal Revenue Service rules (the guideline premium limits). If at any time a payment is received which would result in total payments exceeding the current maximum premium limitations, the Company will return the amount in excess of such maximums to the Policy owner after first applying the excess as a loan repayment if there is an outstanding loan on the Policy. Excess payments will be refunded as soon as practicable but in no event later than 60 days after the end of the Policy year in which the excess payment was received.

                  The Policy will remain in force so long as the Policy Value less any outstanding debt is sufficient to pay certain monthly charges imposed in connection with the Policy. Cost of insurance charges ("insurance protection charges") for the policies will not be the same for all Policy owners. The insurance principle of pooling and distribution of mortality risk is based upon the assumption that each Policy owner pays a cost of insurance charge commensurate with the insured's mortality risk, which is actuarially determined based upon factors such as age, health and occupation. In the context of life insurance, a uniform mortality charge (the "cost of insurance charge") for all insureds would discriminate unfairly in favor of those insureds representing greater mortality risks to the disadvantage of those representing lesser risks. Accordingly, there will be a different "price" for each actuarial category of insureds because different cost of insurance rates will apply. While not all insureds will be subject to the same cost of insurance rate, there will be a single "rate" for all insureds in a given actuarial category. The Policies will be offered and sold pursuant to the Company's underwriting standards and in accordance with state insurance laws. Such laws prohibit unfair discrimination among insureds, but recognize that payments must be based upon factors such as age, health and occupation. Tables showing the maximum cost of insurance charges will be delivered as part of the Policy.

                  The policy anniversary nearest the insured's 100th birthday is the Final Payment Date for the Policy. After this date, no more payments may be made to the policy and no more deductions for cost of insurance will be taken.

         b.       Application and Initial Premium Processing

                  Upon receipt of a completed application from a prospective Policy owner, the Company will follow certain insurance underwriting procedures designed to determine whether the proposed insured is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed Policy owner and/or proposed insured, if other than the proposed owner, before a determination can be made. A Policy cannot be issued until this underwriting procedure has been completed.

                  If at the time of application a proposed Policy owner makes a payment equal to at least one monthly deduction for the Policy as applied for, the Company will provide fixed conditional insurance in the amount of insurance applied for, up to a maximum of $250,000, pending underwriting approval and subject to completion of all conditions of the conditional receipt which provides the fixed, conditional insurance. If the application is approved, the Policy generally will be issued within two days of the date we approve the application. If the prospective Policy owner does not wish to make any payment until the Policy is issued, upon delivery of the Policy the Company will require payment of sufficient premium to place the insurance in-force.

                  Pending completion of insurance underwriting and Policy issuance procedures, the initial premium will be held in the Company's General Account. If the application is approved and the Policy is issued, the initial premium held in the General Account will be credited with interest no later than the date of receipt of the premium at the Company's Variable Life Service Center. If a Policy is not issued, the premium will be returned to the Applicant without interest.

                  If the application is approved and the Policy is issued, the Company generally allocates the Policy Value according to the Policy owner's instructions. However, if the Policy provides for a full refund of payments under its "Right to Examine Policy" provision as required in certain states and as described below under Section II(g), during the free look period the Company will initially allocate sub-account investments to the sub-account investing in the Transamerica Variable Insurance Fund, Inc., Money Market Portfolio ("Money Market sub-account"). The allocation to the Money Market sub-account will be for 14 calendar days (or longer, if the state's free look period provides for a longer period than 10 days). At the end of that period, values in the Money Market sub-account will be allocated among the sub-accounts in accordance with the Policy owner's then current election.

                  These processing procedures are designed to provide insurance, starting with the date of the application, to the proposed Policy owner in connection with payment of the initial premium and will not dilute any benefit payable to any existing Policy owner. Although a Policy cannot be issued until the underwriting process has been completed, the proposed Policy owner will receive immediate insurance coverage, if he or she has paid an initial premium and the proposed insured proves to be insurable, after the completion of all requirements under the conditional receipt.

                  The Company will require that the Policy be delivered within a specific delivery period to protect itself against anti-selection by the prospective Policy owner resulting from a deterioration of the health of the proposed insured. Generally, the period will not exceed the shorter of 30 days from the date the Policy is issued and 75 days from the date of Part 2 of the Application.

         c.       Payment Allocation

                  "Net payments" are credited to the Policy as of the date the payments are received by the Company, with the possible exception of the first net payments. Net payments are equal to the gross payments minus the payment expense charge. The payment expense charge compensates the Company for applicable state and local taxes on payments paid for the Policy, and for federal taxes imposed for Deferred Acquisition Costs ("DAC taxes"), and to partially compensate for sales and administrative expenses. It will be adjusted to reflect any increase or decrease in applicable state or local premium tax rates, as well as changes in DAC taxes paid by the Company.

                  The Policy owner may allocate net payments among the Fixed Account (part of the Company's General Account) and up to seven sub-accounts of the Separate Account. The Policy owner may change the allocation of net payments without charge at any time by providing written notice to the Variable Life Service Center. The change will be effective as of the date of receipt of the notice at the Variable Life Service Center. The Policy owner may transfer amounts among all of the sub-accounts and the Fixed Account, subject to certain restrictions, but at no time may have allocations in more than seven sub-accounts.

         d.       Repayment of Loan

                  A loan made under this Policy may be repaid with an amount equal to the original loan plus loan interest.

                  When a loan is made, the Company will transfer from each sub-account of the Separate Account to the Fixed Account an amount of the sub-account's Policy Value equal to the loan amount allocated to the sub-account. Since the Company will credit such assets with interest at not less than 6% per year (not less than 7.5% on a preferred loan), which is below the 8% annual interest rate charged on the loan, the Company will retain the difference between these rates in order to cover certain expenses and contingencies. Upon repayment of debt, the Company will reduce the Policy Value in the Fixed Account attributable to the loans and transfer assets supporting corresponding reserves to the sub-accounts according to either the Policy owner's instruction or, if none, the payment allocation percentages then in effect. Loan repayments allocated to the Separate Account cannot exceed Policy Value previously transferred from the Separate Account to secure the debt.

                  A preferred loan option is available after the tenth Policy year and, after that date, any outstanding loan will be treated as a preferred loan unless the Policy owner provides the Company with a written election revoking the preferred loan privilege. The guaranteed annual interest rate credited to the Policy Value securing a preferred loan will be 7.5%. The administrative procedures described above are also applicable to preferred loans.

         e.       Policy Reinstatement

                  If the surrender value is insufficient to cover the next monthly deduction for insurance protection charges plus loan interest accrued, or if Policy debt ("outstanding loan") exceeds the Policy Value less surrender charges, we will notify the Policy owner and any assignee of record. The Policy owner will then have a grace period of 62 days, measured from the date the notice is mailed, to pay sufficient premiums to prevent termination.

                  Failure to pay sufficient premiums within the grace period will result in termination of the Policy without any Policy Value. The death benefit payable during the grace period will be reduced by any overdue charges. If the insured dies during the grace period, the death proceeds will still be payable, but any monthly deductions due and unpaid through the Policy month in which the insured dies will be deducted from the death proceeds.

                  If the Policy has not been surrendered and the insured is alive, the terminated Policy may be reinstated anytime within three years after the date of default and before the Final Payment Date by submitting the following to the Company: (1) a written application for reinstatement; (2) evidence of insurability satisfactory to us; and (3) a premium that, after the deduction of the payment expense charge, is large enough to cover the minimum amount payable, as described below.

                  If reinstatement is requested less than 48 months after the date of issue or of an increase in the face amount, the Policy owner must pay the lesser of the amount shown in 1 or 2:

                  1. The minimum amount payable is the minimum monthly factor for the three-month period beginning on the date of reinstatement.

                  2. The minimum amount payable is the sum of the amount by which the surrender charge as of the date of the reinstatement exceeds the Policy Value on the date of default, plus insurance protection charges for the three-month period beginning on the date of reinstatement.

                  If reinstatement is requested 48 months or more after the date of issue or of an increase in the face amount, the Policy owner must pay the amount shown in 2, above. The surrender charge on the date of reinstatement is the surrender charge which would have been in effect had the Policy remained in force from the date of issue. The Policy Value less debt on the date of default will be restored to the Policy to the extent it does not exceed the surrender charge on the date of reinstatement. Any Policy Value less debt as of the date of default which exceeds the surrender charge on the date of reinstatement will be forfeited to us. A lesser amount may be required as the minimum amount payable if the Guaranteed Death Benefit Rider is in effect.

                  If the Policy lapsed because the outstanding loan exceeded the surrender value and if the insured is alive, the Policy may be reinstated within three years of the date of default, and before the Maturity Date (policy anniversary nearest the insured's 115th birthday).

                  Policy Value on Reinstatement - The Policy Value on the date of reinstatement is:

                   1. The net premium paid to reinstate the Policy  increased by interest from the date the payment was received at the Company's Variable Life Service Center; plus

                            2.      An amount  equal to the  Policy  Value
 less debt on the date of default to the
         extent
                  it does not exceed the surrender charge on the date of reinstatement; minus

                  3. The monthly insurance protection charge due on the date of reinstatement.

                  The Policy owner may repay or reinstate any debt outstanding on the date of default or foreclosure.

                  f.       Correction of Misstatement of Age

                           If the Company discovers that the age of the insured has been misstated, the death benefit and any rider benefits will be those which would be purchased by the most recent deduction for the cost of insurance and the cost of rider benefits at the correct age.

                  g.       Contestability

                           A Policy is contestable for two years, measured from the date of issue, for fraud (as permitted under state law) or for material misrepresentations made in the initial application for the Policy. Policy changes may be contested for two years after the effective date of a change, and a reinstatement may be contested for two years after the effective date of reinstatement. No statement will be used to contest a Policy unless it is contained in an application.

                  h.       Reduction in Cost of Insurance Rate Classification

                           By administrative practice, the Company will reduce the cost of insurance rate classification for an outstanding Policy if new evidence of insurability demonstrates that the Policy owner qualifies for a different classification with lower cost of insurance rates. After the reduced rating is determined, the Policy owner will pay a lower monthly cost of insurance charge each month. If new evidence of insurability provided in connection with an increase in face amount demonstrates that the Policy owner is in a higher risk classification, the higher cost of insurance rate will apply only to the increase in face amount.

         II.      "Redemption Procedure" - Surrender and Related Transactions

                  The Policies provide for the payment of monies to a Policy owner or beneficiary upon presentation of a Policy. Generally except for the payments of death proceeds, the imposition of cost of insurance and administrative charges, and the possible effect of a contingent surrender charge, the payee will receive a pro rata or proportionate share of the Separate Account's assets, within the meaning of the 1940 Act, in any transaction involving "redemption procedures". The amount received by the payee will depend upon the particular benefit for which the Policy is presented, including, for example, the surrender value or net death benefit. There are also certain Policy provisions (e.g., partial withdrawals or the loan privilege) under which the Policy will not be presented to us but which will affect the Policy owner's benefits and may involve a transfer of the assets supporting the Policy reserve out of the Separate Account. Any combined transactions on the same day which counteract the effect of each other will be allowed. We will assume the Policy owner is aware of the possible conflicting nature of the transactions and desires their combined result. If a transaction is requested which we will not allow (e.g., a request for a decrease in face amount which lowers the face amount below the stated minimum) we will reject the whole transaction and not just the portion which causes the disallowance. The Policy owner will be informed of the rejection and will have an opportunity to give new instructions.

                  a.       Surrender for Cash Values

                           We will pay the surrender value within seven days after receipt, at our Variable Life Service Center, of a signed request for surrender. Computations with respect to the investment experience of each sub-account will be made at the close of trading of the New York Stock Exchange on each day in which the degree of trading in the corresponding portfolio might materially affect the net return of the sub-account and on which Transamerica is open for business. This will enable us to pay a net cash value on surrender based on the next computed value after the surrender request is received. For valuation purposes, the surrender is effective on the date we receive the request at our Variable Life Service Center (although insurance coverage ends the day the request is mailed to us).

                           The portion of the Policy Value equal to the value of all accumulations in the Separate Account may increase or decrease from day to day depending on the investment experience of the Separate Account.
                           Calculation of the Policy Value for any given day will reflect the actual payments made to the Policy, expenses charged and deductions taken. We will deduct a charge for premium taxes, DAC taxes, and a 0.5% sales load from each payment. The balance (net payment) is allocated to the Separate Account according to Policy owner's instructions (except as otherwise provided for payments made before the end of the free look period). We will also make monthly deductions from a Policy to cover the cost of insurance, including optional benefits provided by rider. Other possible deductions from the Policy (which will occur on a Policy-specific basis) include a charge for partial withdrawals, a charge for increases or decreases in face amount, a charge for certain transfers, and a one-time charge for electing the Guaranteed Death Benefit Rider. Although not currently imposed, we may also assess a deduction for changes in allocation elections for net payments and/or for monthly insurance protection charges, as well as for providing more than one statement of projected values each Policy Year.

                           A surrender charge applies only on a full surrender or decrease in face amount within ten years of the date of issue or from the effective date of an increase in face amount. The surrender charge is calculated as a rate per $1,000 of face amount. The surrender charge rate is based on the age and sex (male, female or unisex) of the insured, as well as the number of Policy years since the date of issue of the Policy or the effective date of an increase in face amount. The surrender charge rate reduces each year, on the Policy anniversary or the anniversary of the date of an increase in the face amount.

                           We will make the payment of net cash surrender value out of our General Account and, at the same time, transfer assets from the Separate Account to the General Account in an amount equal to the Policy reserves in the Separate Account.

                           A surrender charge may be deducted from the Policy Value on a decrease in the face amount. On a decrease, the surrender charge deducted is the charge which applies first to the most recent face amount increase, then to the next most recent face amount increase in order and, lastly, to the initial face amount. Where a decrease causes a partial reduction in an increase or in the initial face amount, we will deduct a proportionate share of the surrender charge for that increase or for the initial face amount.

                  b.       Charges on Partial Withdrawal

                           For each partial withdrawal, we deduct a transaction fee of 2.0% of the amount withdrawn, not to exceed $25. This fee is intended to reimburse us for the cost of processing the withdrawal.

                           A partial withdrawal charge may also be deducted from Policy Value. However, in any Policy year after the first policy year, the Policy owner may withdraw, without a partial withdrawal charge, up to 10% of the Policy Value minus the total of any prior free withdrawals  in  the  same  Policy  year  ("Free  10%
                           Withdrawal"). The right to make the Free 10% Withdrawal is not cumulative from Policy year to Policy year.

                           We impose the partial withdrawal charge on any withdrawal greater than the Free 10% Withdrawal. The charge is 5.0% of the excess withdrawal up to the amount of the surrender charge. If no surrender charge applies on surrender, no partial withdrawal charge will apply. We will reduce the Policy's outstanding surrender charge by the amount of the partial withdrawal charge deducted. The partial withdrawal charge deducted will decrease existing surrender charges in inverse order.

                  c.       Death Benefit

                           We will normally pay a death benefit to the beneficiary within seven days after receipt, at our Variable Life Service Center, of due proof of death of the insured and all other requirements necessary to make payment.

                           The death proceeds payable will depend on the option in effect at the time of death. Under the Level Option, the death benefit is the greater of either
                           (1) the face amount of insurance or (2) the guideline minimum sum insured. Under the Adjustable Option, the death benefit is the greater of either (1) the face amount of insurance plus Policy Value or (2) the guideline minimum sum insured. The guideline minimum sum insured is calculated by multiplying the Policy Value by the applicable percentage from the following table for the insured person's attained age nearest birthday at the beginning of the Policy year of determination.

                Guideline Minimum Sum Insured Table

  Attained Age      Percentage        Attained Age       Percentage
  ------------      ----------        ------------       ----------
  40 or less        250%              60                 130%
  41                243%              61                 128%
  42                236%              62                 126%
  43                229%              63                 124%
  44                222%              64                 122%
  45                215%              65                 120%
  46                209%              66                 119%
  47                203%              67                 118%
  48                197%              68                 117%
  49                191%              69                 116%
  50                185%              70                 115%
  51                178%              71                 113%
  52                171%              72                 111%
  53                164%              73                 109%
  54                157%              74                 107%
  55                150%              75-90              105%
  56                146%              91                 104%
  57                142%              92                 103%
  58                138%              93                 102%
  59                134%              94-115             101%


                           After the Final Payment Date, the death benefit will be 101% of the Policy Value, except as otherwise provided under the Guaranteed Death Benefit Rider. After the paid-up option is exercised, the death benefit is the paid-up insurance amount.

                           We will make payment of death proceeds out of our General Account and will transfer assets from the Separate Account to the General Account in an amount equal to the reserve in the Separate Account attributable to the Policy. The excess, if any, of the death proceeds over the amount transferred will be paid out of the General Account reserve maintained for that purpose.

                  d.       Default and Options on Lapse

                           The duration of insurance coverage depends upon the Policy Value being sufficient to cover the monthly deductions plus loan interest accrued, subject to the guarantees during the first 48 months following the date of issue or certain policy changes, as well as those guarantees under the Guaranteed Death Benefit Option. Generally, if the surrender value at the beginning of a month is less than the deductions for that month plus loan interest accrued, the policy will go into default and a grace period of 62 days will begin. Written notice will be sent to the Policy owner and any assignee on our records stating that the policy is in default and such a grace period has begun. This notice will inform the Policy owner or assignee of the amount of premium payment necessary to prevent termination.

                           If a sufficient premium payment is not received during the grace period, the Policy will terminate without value. Notice of such termination will be sent to the owner and any assignee of record. If the insured should die during the grace period, an amount sufficient to cover the overdue monthly insurance protection charges and other charges will be deducted from the death proceeds.

                  e.       Policy Loan

                           The policies provide that, in the first Policy year, the loan requested by the Policy owner plus any other outstanding loans may not exceed 75% of (1) the Policy Value minus (2) surrender charges, monthly insurance protection charges due through the end of the policy year, and interest on loans accrued to the end of the Policy year. Thereafter, the loan requested by the Policy owner plus any other outstanding loan may not exceed 90% of an amount equal to (1) Policy Value less (2) surrender charges. The Policy Value for this purpose will be that next computed after receipt, at the Variable Life Service Center, of a loan request. Payment of the loan amount will be made to the Policy owner within seven days after such receipt.

                           The amount of any outstanding loan plus accrued interest is called "debt". When a loan is made, the portion of the assets in the Separate Account (which is a portion of the surrender value and which also constitutes a portion of the reserves for the death benefit) equal to the debt created thereby is transferred by us from the Separate Account to the General Account. Allocation of the loan among sub-accounts will be according to the Policy owner's request. If this allocation is not specified or not possible, the loan will be allocated based on the proportion that the Policy Value in the Fixed Account, less debt, and the Policy Value in each sub-account bears to the total Policy Value, less debt. The portion of the Policy Value in each sub-account equal to the Policy loan allocated to such sub-account will be transferred to the Fixed Account, and the number of Units equal to the Policy Value so transferred will be canceled. Because of the transfer, a portion of the Policy is not variable during the loan period and, therefore, the death benefit and the surrender value are permanently affected by any debt, whether or not repaid in whole or in part. We credit the Policy Value in the Fixed Account attributable to the loan with an annual rate of return equal to an effective annual yield of not less than 6% (7.5% for preferred loans).

                           Interest is payable in arrears at the annual rate of 8%. Interest is payable at the end of each Policy year or on a pro rata basis for such shorter period as the loan may exist. Loan interest is due on each Policy anniversary. If not paid when due, it is added to the loan principal and bears interest at the same rate of interest. If the resulting loan principal exceeds the portion of the Policy Value in the Fixed Account, we will transfer Policy Value equal to the excess debt from the portion of the Policy Value in each sub-account to the Fixed Account as security for the excess debt. We will allocate the amount transferred among the sub-accounts in the same proportion that the portion of the Policy Value in each sub-account bears to the total Policy Value in all sub-accounts.

                           Failure to repay a loan will not necessarily terminate the Policy. If the surrender value is not sufficient to cover the monthly deductions for the cost of insurance and administrative expenses, the Policy will go into a 62 day grace period as described above.

                  f.       Transfers Among Sub-Accounts

                           Amounts may be transferred, upon request, at any time from any sub-account of the Separate Account to one or more other sub-accounts. Transfers (other than automatic transfers) from a sub-account of the Separate Account will take effect as of the receipt of a written request at the Variable Life Service Center. The first twelve transfers in a Policy year are free of charge; however, we will deduct an administrative charge, currently equal to $10 and guaranteed not to exceed $25, for additional transfers in a Policy Year. Transfers resulting from Policy loans, the exercise of conversion rights, and reallocation of Policy Value at the end of the free look period in states requiring a full refund if the free look option is exercised will not be subject to a transfer charge, and will not be counted for purposes of the limitation on the number of `free' transfers allowed in each Policy year. If a Policy owner elects to have automatic transfers (Dollar Cost Averaging or Automatic Account Rebalancing) made, the first automatic transfer for the elected option counts as one transfer towards the twelve free transfers allowed in each Policy year; each subsequent automatic transfer for the elected option does not reduce the remaining number of transfers which may be made without charge. Automatic transfers are generally effective on the 15th of the month in which the transfer is scheduled to occur.

                           Transfer charges, if any, are deducted from amounts transferred out and are allocated based on the proportion that the value in each of the sub-accounts from which amounts are transferred out bears to the total amount transferred out.

                  g.       Right to Examine Policy ("Free Look") Procedures

                           The Policy owner has the right to examine and cancel the Policy be returning it to us along with a written request for cancellation to us or one of our representatives by the later of:

                      1.45 days after the application for the Policy is signed,
                           or

                           2. 10 days  after  receipt  of the  Policy  (or  such
                           longer   period   required   by  state   law  due  to
                           replacements or other reasons).

                           In some states, the 45 day provision noted above does not apply and only the 10 day (or longer) provision applies.

                           If the Policy provides for a full refund under its "Right to Examine Policy" provision as required in a particular state, the refund will be the total amount of payments made to the Policy. If the Policy does not provide for a full refund, the refund will be the amounts allocated to the Fixed Account, the portion of the Policy Value in the Separate Account, and all fees, charges and taxes which have been imposed.

                           A free look privilege also applies after a requested increase in face amount. After an increase, we will mail or deliver notice of the "Free Look" with respect to the increase. The Policy owner will have the right to cancel the increase by the later of 45 days after the request for an increase in the face amount was signed or within 10 days of receipt of the new specification pages for the face increase, and receive a credit for charges which would not have been deducted but for the increase. Such charges with respect to the increase will be added to Policy Value, unless the Policy owner requests a refund of such charges.

                  h. Paid-up option. The Policy owner may elect to use the Policy's surrender value to provide insurance with no further premiums due. When the paid-up option is exercised, Policy Value in the Separate Account will be transferred to our General Account. This transfer will use the value of the applicable sub-accounts next computed following receipt of the request at our Variable Life Service Center. After the paid-up option is exercised, the Policy will no longer have a variable component.

     Exhibit 6  Actuarial Consent
December 18, 1997



Gentlemen:

This opinion is furnished in connection with the filing, by Transamerica Occidental Life Insurance Company, of the initial Registration Statement on Form S-6 of its flexible premium variable life insurance policies ("Policies") allocated to Transamerica Separate Account VUL-1 under the Securities Act of 1933. The prospectus included in the initial Registration Statement on Form S-6 describes the Policies. I am familiar with and have provided actuarial advice concerning the preparation of the Registration Statement, including exhibits.

In my professional opinion, the illustration of death benefits and cash values included in Appendix D of the prospectus, based on the assumptions stated in the illustrations, are consistent with the provisions of the Policy. The rate structure of the Policies has not been designed so as to make the relationship between premiums and benefits, as shown in the illustrations, appear more favorable to a prospective purchaser of a Policy for a person age 30 or a person age 45 than to prospective purchasers of Policies for people at other ages or underwriting classes.

I hereby consent to the use of this opinion as an exhibit to the Registration Statement.

Sincerely,



Michael Palace, ASA
Vice President and Associate Actuary

     Exhibit 7  Consent of Independent Accountants

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption 'Independent Auditors" and to the use of our report date February 12, 1997 on the consolidated financial statements of Transamerica Occidental Life Insurance Company contained in the Registration Statement (Form S-6 No.333-37883) of Transamerica Occidental Life Separate Account VUL-1.


ERNST & YOUNG LLP


Los Angeles, California
December 19, 1997